This filing is made pursuant to Rule 424(b)(3) under the
Securities Act of 1933 in connection with Registration No. 333-125028
PROSPECTUS
General Nutrition Centers, Inc.
Offer to exchange $150,000,000 any and all outstanding
8 5/8% Senior Notes due 2011
for
8 5/8% Senior Notes due 2011
that have been registered under the Securities Act of 1933, as amended
The exchange offer will expire at 5:00 p.m., New York City time, on June 29, 2005, unless we extend the exchange offer in our sole and absolute discretion.
      Terms of the exchange offer:

•	We will exchange the new notes for all outstanding old notes that are validly tendered and not withdrawn pursuant to the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	The terms of the new notes are substantially identical to those of the outstanding old notes, except that the transfer restrictions and registration rights relating to the old notes will not apply to the new notes.

•	The exchange of old notes for new notes will not be a taxable transaction for U.S. federal income tax purposes. You should see the discussion under the heading “Material United Stated Federal Income Tax Considerations” for more information.

•	We will not receive any cash proceeds from the exchange offer.

•	We issued the old notes in a transaction not requiring registration under the Securities Act of 1933, as amended, and as a result, transfer of the old notes is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the old notes.
      There is no established trading market for the new notes or the old notes.
      Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed, that for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.
      SEE “RISK FACTORS” BEGINNING ON PAGE 14 FOR A DISCUSSION OF RISKS YOU SHOULD CONSIDER PRIOR TO TENDERING YOUR OUTSTANDING OLD NOTES FOR EXCHANGE.
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is May 31, 2005

2

i

SUMMARY
      This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus. Before making an investment decision, you should carefully consider the information set forth under the heading “Risk Factors” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. Unless the context requires otherwise, “we,” “us,” “our,” “Company,” or “GNC” refer to General Nutrition Centers, Inc. and its consolidated subsidiaries and, for periods prior to December 5, 2003, our predecessor. See “Corporate Information” below. “Guarantors” or “subsidiary guarantors” means our subsidiaries that will guarantee the payments due under the notes as described under the caption “Description of New Notes.” References to “our stores” refer to our company-owned stores and our franchised stores. References to “our locations” refer to our stores and our “store-within-a-store” locations at Rite Aid®.
General Nutrition Centers, Inc.
      We are the largest global specialty retailer of nutritional supplements, which include sports nutrition products, diet products, vitamins, minerals and herbal supplements (VMHS) and specialty supplements. We derive our revenues principally from product sales through our company-owned stores, franchise activities and sales of products manufactured in our facilities to third parties. We sell products through a worldwide network of more than 5,700 locations operating under the GNC® brand name. Our product mix, which is focused on high-margin, value-added nutritional products, is sold primarily under our GNC proprietary brands, including Mega Men®, Pro Performance®, Total Lean™ and Preventive Nutrition®, and under nationally recognized third-party brands, including Muscletech®, EAS® and Atkins®.
Business Overview
      The following charts illustrate, for the year ended December 31, 2004, the percentage of our net revenues generated by our three business segments and the percentage of our net U.S. retail revenues generated by our product categories:

Net Revenues By Segment	Net U.S. Retail Revenues By Product Category

      For the three months ended March 31, 2005, net revenues by Segment were; Retail 76%, Franchise 16% and Manufacturing/Wholesale 8% and net U.S. retail revenues by product category were; Sports 33%, VMHS 28%, Diet 16%, Specialty 13% and Other 10%.
Retail Locations
      Our retail network represents the largest specialty retail store network in the nutritional supplements industry according to the Nutrition Business Journal’s 2004 Supplement Report (the “NBJ 2004 Supplement Report”). As of March 31, 2005 and December 31, 2004, there were 4,954 and 4,966 GNC locations in the United States and Canada and 767 and 739 franchised stores operating in other international locations under the GNC name, respectively. Of our U.S. and Canadian locations, 2,644 and 2,642 were company-owned stores, 1,267 and 1,297 were franchised stores and 1,043 and 1,027 were GNC store-within-a-store locations under our strategic alliance with Rite Aid at March 31, 2005 and December 31, 2004, respectively. Most of our U.S. stores are between 1,000 and 2,000 square feet and are located in shopping malls and strip shopping centers.
Franchise Activities
      We generate income from franchise activities primarily through product sales to franchisees, royalties on franchise retail sales and franchise fees. To assist our franchisees in the successful operation of their stores and to protect our brand image, we offer a number of services to franchisees including training, site selection, construction assistance and accounting services. We believe that our franchise program enhances our brand awareness and market presence and will enable us to expand our store base internationally with minimal capital expenditures by us.
Store-Within-a-Store Locations
      To increase brand awareness and promote access to customers who may not frequent specialty nutrition stores, we entered into a strategic alliance with Rite Aid to open our GNC store-within-a-store locations. Through this strategic alliance, we generate revenues from sales to Rite Aid of our products at wholesale prices, the manufacture of Rite Aid private label products and retail sales of consignment inventory. In May 2004, we extended our alliance with Rite Aid through April 30, 2009, with Rite Aid’s commitment to open 300 new store-within-a-store locations by December 31, 2006. At March 31, 2005, Rite Aid had opened 59 of these 300 new store-within-a-store locations.
Products
      We offer a wide range of nutritional supplements sold under our GNC proprietary brand names and under nationally recognized third-party brand names. Sales of our proprietary brands at our company-owned stores represented approximately 47% of our net retail product revenues for the three months ended March 31, 2005.
Marketing
      We market our proprietary brands of nutritional products through an integrated marketing program that includes television, print and radio media, storefront graphics, direct mailings to members of our Gold Card program and point of purchase promotional materials.
Manufacturing and Distribution
      With our technologically sophisticated manufacturing and distribution facilities supporting our retail stores, we are a low-cost, vertically integrated producer and supplier of high-quality nutritional supplements. By controlling the production and distribution of our proprietary products, we can protect product quality, monitor delivery times and maintain appropriate inventory levels.
Competitive Strengths
      We believe we are well positioned to capitalize on the emerging demographic, healthcare and lifestyle trends affecting our industry and to grow our revenues due to the following competitive strengths:

•	Unmatched Specialty Retail Footprint. Our retail footprint helps us attract industry-leading vendors and provides us with broad distribution capabilities in established territories.

•	Strong Brand Recognition and Customer Loyalty. According to the GNC 2004 Awareness Tracking Study Report by Parker Marketing Research Innovators (the “2004 Parker Awareness Study”), an estimated 87% of the U.S. population recognizes the GNC brand name as a source of health and wellness products.

•	Strong Cash Flow Generation. We believe that our business generates significant cash flows from operations and requires modest capital expenditures. For the three months ended March 31, 2005 and the year ended December 31, 2004, we generated $35.5 million and $83.5 million in cash from operating activities and incurred $4.4 million and $28.3 million in capital expenditures, respectively.

•	Extensive Product Selection. We offer an extensive mix of brands and products, which provides our customers with a wide selection of products to fit their specific needs.

•	New Product Development. We believe that new products are a key driver of customer traffic and purchases. We launched 25 new products during the three months ended March 31, 2005 and 73 new products during the year ended December 31, 2004.

•	Value-Added Customer Service. Our sales associates are trained to provide guidance to customers with respect to the broad selection of products sold in our stores that will address our customers’ specific requests.

•	Experienced Management Team. Our senior management team who have, on average, been employed with us for over 12 years, and our board of directors are comprised of experienced retail executives, including our Chairman of the Board, Robert J. DiNicola, who was appointed our interim Chief Executive Officer on December 2, 2004 and who has 32 years of experience in the retail industry. As of March 31, 2005, our senior management and our directors owned approximately 3.38% in the aggregate, and had options to purchase an additional 8.00%, in the aggregate, of the fully diluted common equity of our parent company.
Business Strategy
      As the largest global specialty retailer of nutritional supplements, our goal is to further capitalize on the trends affecting our industry by pursuing the following initiatives:

•	drive sales volume in our stores by competitively pricing, as well as actively merchandising and promoting, our core products and formulating new proprietary products;

•	continue to obtain third-party preferred distributor arrangements and position ourselves to be first-to-market with new and innovative products by partnering with our suppliers and leveraging our extensive specialty retail footprint;

•	encourage customer loyalty, facilitate direct marketing, and increase cross-selling and up-selling opportunities by using our extensive Gold Card customer database;

•	expand our on-line retail presence through new and existing on-line technology and fulfillment partners;

•	expand our international store network by growing our international franchise presence, which requires minimal capital expenditures by us;

•	produce products for sale to third-party retail and wholesale customers to better utilize our available manufacturing capacity; and

•	continue to reduce our debt by using excess cash flow not otherwise needed in our business or for the execution of our business strategies, as appropriate.
      We believe that implementation of these strategies will enable us to drive sales growth and, with our continued focus on controlling costs, to generate strong cash flow from operations.

Risks Related to Our Business and Strategy
      There are a number of risks and uncertainties that may affect our financial and operating performance and our ability to execute on our strategy, including that:

•	our failure to compete effectively could adversely affect our revenues and growth prospects;

•	unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation and revenues;

•	we may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income;

•	changes in our management team could affect our business strategy and adversely impact our performance and results of operations;

•	compliance with new and existing governmental regulations could increase our costs significantly and affect our operating income;

•	a substantial amount of our revenues are generated from our franchisees, and our revenues could decrease significantly if our franchisees do not conduct their operations profitably or we fail to attract new franchisees;

•	economic, political and other risks associated with our international operations could adversely affect our revenues and international growth prospects;

•	our failure to appropriately respond to changing consumer preferences and demand for new products and services, including as a result of diet trends, could significantly harm our customer relationships and product sales; and

•	we rely on our manufacturing operations to produce nearly all of the proprietary products we sell; disruptions in our manufacturing system or losses of manufacturing certifications could adversely affect our sales and customer relationships.
In addition to the preceding risks, you should also consider the risks discussed under “Risk Factors.”
Corporate Information
      We are a wholly owned subsidiary of GNC Corporation, (our “Parent”). We were formed as a Delaware corporation in October 2003 by affiliates of Apollo Advisors, L.P. (“Apollo”) and certain members of our management to acquire General Nutrition Companies, Inc. from Numico USA, Inc. (together with its parent company, Koninklijke (Royal) Numico N.V., “Numico”). On December 5, 2003, we purchased 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico. In this prospectus, we refer to this acquisition as the “Acquisition.”
      Our principal executive office is located at 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222, and our telephone number is (412) 288-4600. We also maintain a website at www.gnc.com. The information on our website is not part of this prospectus.
Recent Developments
Changes in Management
      On December 2, 2004, our board of directors appointed Robert J. DiNicola, our Chairman of the Board, as our interim Chief Executive Officer, replacing Louis Mancini as the President, Chief Executive Officer and Director of GNC and our parent, GNC Corporation. We are currently conducting a search for a permanent replacement for Mr. Mancini and have engaged an executive search firm specializing in the retail industry to assist us. On December 2, 2004, Curtis J. Larrimer, our former Corporate Controller, was appointed as our

Chief Financial Officer. Effective March 8, 2005, David R. Heilman, our Chief Administrative Officer and former Chief Financial Officer, resigned all of his positions with GNC and its affiliates. Effective March 30, 2005, Margaret Peet resigned her position as Senior Vice President — Product Development. In addition, on February 21, 2005, Robert Homler was appointed as our Chief Merchandising Officer.
Amendment to Credit Facilities
      Effective January 18, 2005, we amended our credit facilities to modify or eliminate certain restrictive covenants. See “Description of Certain Indebtedness.”
Sale of GNC Australian franchise
      On March 24, 2005, we transferred our GNC Australian franchise rights to Global Active Limited, an organization that currently owns and operates GNC franchise locations in the Asian Pacific region. We received proceeds of $4.4 million related to this transaction, $2.5 million of which was recognized as a transaction fee during the three months ended March 31, 2005 and $1.9 million of which represented the payment of a receivable that we had previously fully reserved and was recognized during the year ended December 31, 2004.

The Exchange Offer

Old Notes	8 5/8% Senior Notes due 2011, which we issued on January 18, 2005.

New Notes	8 5/8% Senior Notes due 2011, the issuance of which has been registered under the Securities Act of 1933, as amended (the “Securities Act”). The form and the terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

Exchange Offer	We are offering to issue up to $150,000,000 aggregate principal amount of the new notes in exchange for a like principal amount of the old notes to satisfy our obligations under the registration rights agreement that we entered into when the old notes were issued in a transaction consummated in reliance upon the exemption from registration provided by Rule 144A under the Securities Act.

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on June 29, 2005, unless extended in our sole and absolute discretion. By tendering your old notes, you represent to us that:

• you are not our “affiliate,” as defined in Rule 405 under the Securities Act;

• any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

• at the time of the commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes in violation of the Securities Act;

• if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market making or other trading activities and you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution”; and

• if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes, as defined in the Securities Act.

Withdrawal; Non-Acceptance	You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on June 29, 2005. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of the old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, which we sometimes refer to in this prospectus as DTC, any withdrawn or unaccepted old notes will be credited to the tendering holders’ account at DTC. For further information regarding the withdrawal of the tendered old notes, see “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Old Notes” and “The Exchange Offer — Withdrawal Rights.”

Conditions to the Exchange Offer	We are not required to accept for exchange or to issue new notes in exchange for any old notes, and we may terminate or amend the exchange offer if any of the following events occur prior to our acceptance of the old notes:

• the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission (the “SEC”);

• an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our or our guarantors’ ability to proceed with the exchange offer;

• we do not receive all the governmental approvals that we believe are necessary to consummate the exchange offer; or

• there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

We may waive any of the above conditions in our reasonable discretion. See the discussion below under the caption “The Exchange Offer — Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes	Unless you comply with the procedure described below under the caption “The Exchange Offer — Guaranteed Delivery Procedures,” you must do one of the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:

• tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at one of the addresses listed below under the caption “The Exchange Offer — Exchange Agent”; or

• tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, U.S. Bank National

Association, as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, see the discussion below under the caption “The Exchange Offer — Book-Entry Transfers.”

Guaranteed Delivery Procedures	If you are a registered holder of old notes and wish to tender your old notes in the exchange offer, but

• the old notes are not immediately available;

• time will not permit your old notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer; or

• the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer;

then you may tender old notes by following the procedures described below under the caption “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender them on your behalf. If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name, or obtain a properly completed bond power from the person in whose name the old notes are registered.

Material United States Federal Income Tax Considerations	The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the caption “Material United States Federal Income Tax Considerations,” for more information regarding the United States federal income tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption, “The Exchange Offer — Exchange Agent.”

Resales	Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the new notes in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the new notes; and

• you are not an affiliate of ours.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes:

(1) you cannot rely on the applicable interpretations of the staff of the SEC; and

(2) you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer, resale, or other transfer of the new notes issued in the exchange offer, including information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes.

Furthermore, any broker-dealer that acquired any of its old notes directly from us:

• may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley and Co., Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983); and

• must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Broker-Dealers	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were received by the broker-dealer as a result of market making or other trading activities. We have agreed that for a period of up to 180 days after the consummation of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” beginning on page 152 for more information.

Registration Rights Agreement	When we issued the old notes in January 2005, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the terms of the registration rights agreement, we agreed to:

• cause the exchange offer registration statement to be filed with the SEC on or prior to 150 days after the closing date of the offering of the old notes;

• use all commercially reasonable efforts to have the exchange offer registration statement declared effective no later than 250 days after the closing date of the offering;

• use all commercially reasonable efforts to consummate the exchange offer within 30 business days after the date on which the exchange offer registration statement is declared effective;

• use all commercially reasonable efforts to file a shelf registration statement for the resale of the old notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances; and

• if we fail to meet our registration obligations, we will pay liquidated damages in an amount equal to 0.25% per annum of the principal amount of old notes held by a holder for each day that we default on our registration obligations, increasing by an additional 0.25% per annum of the principal amount of old notes for each subsequent 90-day period our registration obligations are not met, up to a maximum of liquidated damages equal to 1.00% per annum of the principal amount of old notes.
Risk Factors
      Investing in the notes involves a number of material risks. For a discussion of certain risks that should be considered in connection with an investment in the notes, see “Risk Factors” included elsewhere in this prospectus.

Consequences of Not Exchanging Old Notes
      If you do not exchange your old notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

•	if the offer or sale is registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.
      We do not currently intend to register the sale of old notes under the Securities Act except in connection with the exchange offer. Under some circumstances, however, holders of the old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of the old notes by these holders. For more information regarding the consequences of not tendering your old notes and our obligations to file a shelf registration statement, see “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes” and “The Exchange Offer — Registration Rights; Liquidated Damages.”

Summary Description of New Notes
      The terms of the new notes and of the outstanding old notes are substantially identical, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. For a more complete understanding of the new notes, see “Description of New Notes” in this prospectus.

Issuer	General Nutrition Centers, Inc.

Securities Offered	$150,000,000 in aggregate principal amount of 8 5/8% Senior Notes due 2011.

Maturity Date	January 15, 2011.

Interest Payment Dates	Interest at an annual rate of 8 5/8% will be payable on January 15 and July 15 of each year, commencing July 15, 2005.

Guarantees	The new notes will be fully and unconditionally guaranteed on an unsecured senior basis by all of our existing and future material domestic subsidiaries. Our foreign subsidiaries and our immaterial domestic subsidiaries will not guarantee the new notes. Our non-guarantor subsidiaries accounted for less than 5.3% of our net revenues for the year ended March 31, 2005, and less than 4.8% of our total assets as of March 31, 2005. See “Description of New Notes — Guarantees.”

Ranking	The old notes and related guarantees are, and the new notes and the guarantees will be, unsecured senior obligations.

Accordingly, they will be:

• senior in right of payment to our and the guarantors’ existing and future subordinated debt, including our 8 1/2% Senior Subordinated Notes due 2010 (the “Senior Subordinated Notes”);

• equal in right of payment to all of our and the guarantors’ existing and future unsubordinated debt; and

• structurally subordinated to all obligations of our non-guarantor subsidiaries.

However, the new notes will be effectively subordinated to all of our and the guarantors’ secured indebtedness (including indebtedness under our credit facilities) to the extent of the value of the assets securing such indebtedness. As of March 31, 2005, we and our subsidiaries had an aggregate of $109.9 million of secured indebtedness outstanding (excluding $7.9 million of letters of credit) and an additional $67.1 million available for borrowing on a secured basis under our credit facilities. In the event that our secured creditors exercise their rights with respect to our pledged assets, the proceeds of the liquidation of those assets will first be applied to repay obligations secured by the first priority liens and then to repay other secured indebtedness before any unsecured indebtedness, including the new notes, is repaid. For more information on the ranking of the new notes, see “Description of New Notes — Ranking.”

Optional Redemption	On or after January 15, 2008, we may redeem some or all of the new notes at the redemption prices set forth under “Description of New Notes — Optional Redemption.”

Prior to January 15, 2008, we may redeem up to 35% of the aggregate principal amount of the new notes with the net proceeds of certain equity offerings at the redemption price set forth under “Description of New Notes — Optional Redemption.”

Offer to Purchase	If we experience a change of control or we or any of our restricted subsidiaries sell certain assets, we may be required to offer to purchase the new notes at the prices set forth under “Description of New Notes — Certain Covenants — Change of Control” and “— Limitation on Sales of Assets.”

Covenants	The indenture limits our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional indebtedness and issue preferred stock;

• make restricted payments;

• allow restrictions on the ability of certain subsidiaries to make distributions;

• sell assets;

• enter into certain transactions with affiliates; and

• create liens.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of New Notes — Certain Covenants.”

RISK FACTORS
      You should carefully consider the risk factors set forth below and all of the other information set forth in this prospectus before tendering your old notes in the exchange offer. The following risks could materially harm our business, financial condition, future results and cash flow. If that occurs, you may lose all or part of your original investment.
Risks Relating to the Exchange Offer and the Notes
Some holders who exchange their old notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.
      If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
There is no established trading market for the new notes, and you may find it difficult to sell your new notes.
      There is no existing trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any exchange. Therefore, we do not know if investor interest will lead to the development of a trading market or how liquid that market may be, if new note holders will be able to sell their new notes, the amount of new notes that will be outstanding following the exchange offer or the price at which the new notes might be sold. As a result, the market price of the new notes could be adversely affected.
Holders who fail to exchange their old notes will continue to be subject to restrictions on transfer.
      If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates for your old notes. The restrictions on transfer of your old notes arose because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if the offer or sale is registered under the Securities Act and applicable state securities laws, or the old notes are offered and sold under an exemption from these requirements. We do not plan to register the old notes under the Securities Act. Furthermore, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of old notes. As old notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding old notes will decrease. This decrease will reduce the liquidity of the trading market of the old notes, which decrease may be substantial. There may not be a trading market for the outstanding notes following the exchange offer. For further information regarding the consequences of tendering your old notes in the exchange offer, see the discussions below under the captions “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes” and “Material United States Federal Income Tax Considerations.”
You must comply with the exchange offer procedures in order to receive new, freely tradable notes. If you fail to comply with the exchange offer procedures, your notes will continue to be subject to restrictions on transfer.
      Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for old notes or a book-entry confirmation of a book-entry transfer of old notes into the exchange agent’s account at DTC, New York, New York as a depository, including an agent’s message if the tendering holder does not deliver a letter of transmittal;

•	a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal; and

•	any other documents required by the letter of transmittal.
      Therefore, holders of old notes who would like to tender old notes in exchange for new notes should be sure to allow enough time for the old notes to be delivered on time or the procedure for book entry transfer to be completed prior to the expiration or termination of the exchange offer. We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See “The Exchange Offer — Procedures for Tendering Old Notes” and “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes.”
      As used in this prospectus, the term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.
Our substantial indebtedness could adversely affect our financial condition and otherwise adversely impact our operating income and growth prospects.
      As of March 31, 2005, our total indebtedness was approximately $474.9 million, and we had an additional $67.1 million available for borrowing on a secured basis under our revolving credit facility after giving effect to the use of $7.9 million of the revolving credit facility to secure letters of credit.
      Our substantial indebtedness could have important consequences to you. For example, it could:

•	require us to use all or a large portion of our cash to pay principal and interest on our indebtedness, which could reduce the availability of our cash to fund working capital, capital expenditures and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds, dispose of assets or pay cash dividends.
      Furthermore, all of our indebtedness under our credit facilities bears interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial indebtedness would intensify.
      If we are unable to meet our obligations with respect to our indebtedness, we could be forced to restructure or refinance our indebtedness, seek equity financing or sell assets. If we are unable to restructure, refinance or sell assets in a timely manner or on terms satisfactory to us, we may default under our obligations. As of March 31, 2005, substantially all of our indebtedness described above was subject to acceleration clauses. A default on any of our indebtedness obligations could trigger such acceleration clauses and cause those and our other obligations to become immediately due and payable. Upon an acceleration of such indebtedness, we may not be able to make payments under our indebtedness.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control and, as a result, we may not be able to make payments on our debt obligations, including the notes.
      Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures, product development efforts and other business activities, will depend on our ability to generate cash in the future. This is subject, to a certain extent, to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control.
      We may be unable to generate sufficient cash flow from operations, to realize anticipated cost savings and operating improvements on schedule or at all, or to obtain future borrowings under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. If we do not have sufficient liquidity, we may need to refinance or restructure all or a portion of our indebtedness, including the notes, on or before maturity, sell assets or borrow more money. We may not be able to do so on terms satisfactory to us or at all.
Despite our and our subsidiaries’ current significant level of indebtedness, we may still be able to incur more indebtedness, which would intensify the risks described above.
      We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including secured indebtedness. Although our credit facilities, the indenture governing the notes and the indenture governing our 8 1/2% Senior Subordinated Notes due 2010 contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. If additional indebtedness is added to our or our subsidiaries’ current levels of indebtedness, the substantial risks described above would intensify.
Our indebtedness imposes restrictions on us that may affect our ability to successfully operate our business and our ability to make payments on the notes.
      The credit facilities, the indenture governing the notes and the indenture governing our 8@% Senior Subordinated Notes due 2010 include certain covenants that, among other things, restrict our ability to:

•	incur additional indebtedness and issue preferred stock;

•	make restricted payments;

•	allow restrictions on the ability of certain subsidiaries to make distributions;

•	sell assets;

•	enter into certain transactions with affiliates; and

•	create liens.
      We are also required by our credit facilities to maintain certain financial ratios, including, but not limited to, fixed charge coverage and maximum total leverage ratios. These covenants in our debt instruments may restrict our ability to expand or to fully pursue our business strategies and opportunities. Our ability to comply with these and other provisions of the indenture, the indenture governing our 8@% Senior Subordinated Notes due 2010 and the credit facilities may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default under our indebtedness, which could cause those and other obligations to become immediately due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

The notes and the guarantees will be effectively subordinated to our and the guarantors’ indebtedness under our credit facilities and any future secured indebtedness to the extent of the value of the assets securing such indebtedness.
      The notes and the guarantees are our and the guarantors’ general unsubordinated obligations. As of March 31, 2005, we and our subsidiaries had an aggregate of $109.9 million of secured indebtedness outstanding (excluding $7.9 million of letters of credit), including indebtedness outstanding under our credit facilities, which was secured by liens on substantially all of our assets and the assets of the guarantors. The notes and the guarantees will be unsecured and therefore will be effectively subordinated to our and the guarantors’ obligations under the credit facilities and other existing secured obligations as well as obligations under any future secured debt, to the extent of the value of the assets securing such debt. Upon a default in payment on, or the acceleration of, any indebtedness under our credit facilities or future secured indebtedness, or in the event of our, or any guarantor’s, bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds from the sale of such assets will be available to pay obligations on the notes only after all indebtedness under our credit facilities or future secured indebtedness has been paid in full. Holders of the notes will participate ratably in our remaining assets with all holders of our unsubordinated indebtedness, based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, there may not be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness. In addition, the indenture permits us and the guarantors to incur additional secured indebtedness in the future. Depending on the amount of our future secured indebtedness, including borrowings under our credit facilities, the availability of our assets to satisfy our payment obligations on the notes may be further limited.
The notes are structurally subordinated to the indebtedness of our non-guarantor subsidiaries, and, as a result, your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.
      Holders of notes do not have any claim as creditors of our subsidiaries that are not guarantors of the notes. None of our foreign subsidiaries or future immaterial subsidiaries will guarantee the notes. The notes are structurally subordinated to any existing and future preferred stock, indebtedness and other liabilities of any of our subsidiaries that do not guarantee the notes. This is so even if such obligations do not constitute unsubordinated indebtedness. In addition, subject to limitations, the indenture permits our non-guarantor subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities that may be incurred by these subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of preferred stock, indebtedness and other liabilities will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. In addition, the ability of the non-guarantor subsidiaries to pay dividends or distributions to us is subject to applicable local laws, tax laws and other restrictions.
We are a holding company and therefore depend on our subsidiaries to service our debt. Earnings from our operating subsidiaries may not be sufficient to fund our operations and we may be unable to make payments on our debt obligations, including the notes.
      We have no direct operations and no significant assets other than the stock of our subsidiaries. Because we conduct our operations through our operating subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including payments on the notes. Under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, these operating subsidiaries may not be sufficient to make distributions to enable us to pay interest on our debt obligations, including the notes, when due or the principal of such debt at maturity.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture, which could cause us to default on our debt obligations, including the notes.
      Upon certain “change of control” events, as that term is defined in the indenture, we will be required to make an offer to repurchase all or any part of each holder’s notes at a price equal to 101% of the principal thereof, plus accrued interest and liquidated damages, if any, to the date of repurchase. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. We may not have sufficient funds available at the time of any change of control event to repurchase all tendered notes pursuant to this requirement. Our failure to offer to repurchase notes or to repurchase notes tendered following a change of control would result in a default under the indenture, which could lead to a cross-default under the terms of our credit facilities and our other indebtedness. In addition, our credit facilities prohibit us from making any such required repurchases, and any future unsubordinated indebtedness may contain similar prohibitions. Accordingly, prior to repurchasing the notes upon a change of control event, we must either repay outstanding indebtedness under our credit facilities and such future unsubordinated indebtedness that restricts such repurchases or obtain the consent of the lenders thereunder. If we were unable to obtain the required consents or repay such outstanding unsubordinated indebtedness, we would remain effectively prohibited from offering to repurchase the notes. See “Description of New Notes — Change of Control.” We may be unable to refinance or obtain consents on terms acceptable to us or at all.
Under certain circumstances, a court could cancel the notes or the related guarantees of our subsidiaries. The subsidiary guarantees may not be enforceable. In that event, you would cease to be our or our guarantors’ creditor and likely would have no source to recover amounts due under the notes.
      Our issuance of the notes and the issuance of the related guarantees by certain of our subsidiaries may be subject to review under federal or state fraudulent transfer law. If we become a debtor in a case under the United States Bankruptcy Code or encounter other financial difficulty, a court might avoid (that is, cancel) our obligations under the notes. The court might do so if it found that, when we issued the notes, (a) we received less than reasonably equivalent value or fair consideration, and (b) we either (i) were or were rendered insolvent, (ii) were left with inadequate capital to conduct our business, or (iii) believed or reasonably should have believed that we would incur debts beyond our ability to pay. The court might also avoid the notes, without regard to factors (a) and (b), if it found that we issued the notes with actual intent to hinder, delay, or defraud our creditors.
      Similarly, if one of our subsidiaries who guarantees the notes becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, a court might cancel its guarantee if it found that when the subsidiary issued its guarantee (or in some jurisdictions, when payments became due under the guarantee), factors (a) and (b) above applied to the subsidiary, or if it found that the subsidiary issued its guarantee with actual intent to hinder, delay, or defraud its creditors.
      A court would likely find that neither we nor any subsidiary guarantor received reasonably equivalent value or fair consideration for incurring our obligations under the notes and related guarantees unless we or the subsidiary guarantor benefited directly or indirectly from the notes’ issuance.
      The test for determining solvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all its property, or if its assets’ present fair saleable value is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, “debts” includes contingent and unliquidated debts.
      The indenture limits the liability of each subsidiary guarantor on its guarantee to the maximum amount that the subsidiary can incur without risk that the guarantee will be subject to avoidance as a fraudulent transfer. This limitation may not protect the guarantees from fraudulent transfer attack and even if it does, the remaining amount due and collectible under the guarantees may not be sufficient to pay the notes when due.

      If a court avoided our obligations under the notes and the obligations of all the subsidiary guarantors under their guarantees, you would cease to be our creditors or creditors of the guarantors and likely have no source from which to recover amounts due under the notes.
      Even if the guarantee of a subsidiary guarantor is not avoided as a fraudulent transfer, a court may subordinate the guarantee to that subsidiary guarantor’s other debt. In that event, the guarantees would be structurally subordinated to all the subsidiary guarantor’s other debt.
The trading price of the notes may be volatile, which could adversely affect the market price of your notes.
      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any such disruptions could adversely affect the prices at which you may sell your notes. In addition, the new notes may trade at a discount from the initial offering price of the old notes, depending on prevailing interest rates, the market for similar notes, our performance and other factors.
Risks Relating to Our Business and Industry
We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our market share, revenues and growth prospects.
      The U.S. nutritional supplements retail industry is a large, highly fragmented and growing industry, with no single industry participant accounting for more than 10% of total industry retail sales. Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, on-line merchants, mail order companies and a variety of other smaller participants. The market is also highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the United States, we also compete for sales with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as the Nature’s Bounty® and Nature’s Wealth® brands, sold by Vitamin World® and other retailers. In addition, as certain products become more mainstream, we experience increased competition for those products as more participants enter the market. For example, as the trend in favor of low-carbohydrate products has developed, we have experienced increased competition for our diet products from supermarkets, drug stores, mass merchants and other food companies, which has adversely affected sales of our diet products. Our international competitors also include large international pharmacy chains, major international supermarket chains and other large U.S.-based companies with international operations. Our wholesale and manufacturing operations also compete with other wholesalers and manufacturers of third-party nutritional supplements such as Tree of Life® and Leiner Health Products. We may not be able to compete effectively and our attempt to do so may require us to reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, revenues and growth prospects.
Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, the demand for our products, and our ability to generate revenues.
      We are highly dependent upon consumer perception regarding the safety and quality of our products, as well as similar products distributed by other companies. Consumer perception of products can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions such earlier research or publicity could have a material adverse effect on our ability to generate revenues. For example, sales of some of our VMHS products, such as St. John’s Wort, Sam-e and Melatonin, were initially strong, but decreased substantially as a result of negative publicity. As a result of the above factors, our operations may fluctuate significantly from quarter-to-quarter, which may impair our ability to make payments when due on our indebtedness, including the notes. Period-to-period comparisons of our results should not be relied upon as a measure of our future performance. Adverse publicity in the form of published scientific research or otherwise, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, that questions the benefits of our or similar products or that claims that any such products are ineffective could have a material adverse effect on our reputation, the demand for our products, and our ability to generate revenues.
We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.
      As a retailer, distributor and manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain innovative ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, many of the products we sell are produced by third-party manufacturers. As a distributor of products manufactured by third parties, we may also be liable for various product liability claims for products we do not manufacture. We have been in the past, and may be in the future, subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. For example, as of May 1, 2005, we have been named as a defendant in 211 pending cases involving the sale of products that contain ephedra. See “Business — Legal Proceedings.” A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our revenues and operating income.
Changes in our management team could affect our business strategy and adversely impact our performance and results of operations.
      In early December, our board of directors appointed Robert J. DiNicola, our Chairman of the Board of Directors, as our interim Chief Executive Officer, and Curtis J. Larrimer, our former Corporate Controller, as our Chief Financial Officer. In addition, David R. Heilman, our Chief Administrative Officer and former Chief Financial Officer, and Margaret Peet, our Senior Vice President — Product Development resigned in March 2005. These and other changes in management could result in changes to, or impact the execution of, our business strategy. Any such changes could be significant and could have a negative impact on our performance and results of operations. In addition, if we are unable to successfully locate and integrate a permanent replacement CEO in a timely fashion or transition the other members of management into their new positions, management resources could be constrained.
Compliance with new and existing governmental regulations could increase our costs significantly and adversely affect our operating income.
      The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the Food and Drug Administration (“FDA”), the Federal Trade Commission (“FTC”), the Consumer Product Safety Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are sold. Government regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost revenues and increased costs to us. In addition, we may be unable to market particular products or use certain statements of nutritional support on our products as a result of regulatory determinations, which could adversely affect our sales of those products. The FDA also could require us to remove a particular product from the market. For example, in April 2004, the FDA banned the sale of products containing ephedra. Sale of products containing ephedra amounted to approximately $35.2 million, or 3.3% of our retail sales, in 2003 and approximately

$182.9 million, or 17.1% of our retail sales, in 2002. Any future recall or removal would result in additional costs to us, including lost revenues from any additional products that we are required to remove from the market, any of which could be material. Any such product recalls or removals could also lead to liability, substantial costs and reduced growth prospects.
      Additional or more stringent regulations of dietary supplements and other products have been considered from time to time. Such developments could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. Any such developments could increase our costs significantly. For example, legislation was pending in Congress in 2004 to impose substantial new regulatory requirements for dietary supplements including adverse event reporting, postmarket surveillance requirements, FDA reviews of dietary supplement ingredients, safety testing and records inspection, and key members of Congress and the dietary supplement industry indicated that they reached an agreement to support legislation requiring adverse event reporting. If enacted, such legislation would have raised our costs and negatively impacted our business. While these bills are no longer pending, we anticipate these bills will be reintroduced in 2005. In addition, we expect that the FDA soon will adopt the proposed rules on Good Manufacturing Practice in manufacturing, packaging, or holding dietary ingredients and dietary supplements, which will apply to the products we manufacture. We may not be able to comply with the new rules without incurring additional expenses, which could be significant. See “Business — Government Regulation — Product Regulation” for additional information.
A substantial amount of our revenues are generated from our franchisees, and our revenues could decrease significantly if our franchisees do not conduct their operations profitably or we fail to attract new franchisees.
      As of March 31, 2005 and December 31, 2004, approximately 36%, of our retail locations were operated by franchisees. Approximately 16% and 17% of our revenues were generated from our franchise operations for the three months ended March 31, 2005 and the year ended December 31, 2004, respectively. Our revenues from franchised stores depend on the franchisees’ ability to operate their stores profitably and adhere to our franchise standards. The closing of unprofitable stores or the failure of franchisees to comply with our policies could adversely affect our reputation and could reduce the amount of our franchise revenues. These factors could have a material adverse effect on our revenues and operating income.
      If we are unable to attract new franchisees or to convince existing franchisees to open additional stores, any growth in royalties from franchised stores will depend solely upon increases in revenues at existing franchised stores, which could be minimal. In addition, our ability to open additional franchised locations is limited by the territorial restrictions in our existing franchise agreements as well as our ability to identify additional markets in the United States and Canada that are not currently saturated with the products we offer. If we are unable to open additional franchised locations, we will have to sustain additional growth internally by attracting new and repeat customers to our existing locations. If we are unable to do so, our revenues and operating income may decline significantly.
Economic, political and other risks associated with our international operations could adversely affect our revenues and international growth prospects.
      As of March 31, 2005, we had 767 international franchised stores in 37 international markets (excluding Canada). For the three months ended March 31, 2005 and for the year ended December 31, 2004, 7.8% and 7.1%, respectively, of our revenues were derived from our international operations. As part of our business strategy, we intend to expand our international franchise presence. Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will exacerbate the effects of these risks. These risks include, among others:

•	political and economic instability of foreign markets;

•	foreign governments’ restrictive trade policies;

•	inconsistent product regulation or sudden policy changes by foreign agencies or governments;

•	the imposition of, or increase in, duties, taxes, government royalties or non-tariff trade barriers;

•	difficulty in collecting international accounts receivable and potentially longer payment cycles;

•	increased costs in maintaining international franchise and marketing efforts;

•	difficulty in operating our manufacturing facility abroad and procuring supplies from overseas suppliers;

•	exchange controls;

•	problems entering international markets with different cultural bases and consumer preferences; and

•	fluctuations in foreign currency exchange rates.
      Any of these risks could have a material adverse effect on our international operations and our growth strategy.
Our failure to appropriately respond to changing consumer preferences and demand for new products and services, including as a result of diet trends, could significantly harm our customer relationships and product sales.
      Our business is particularly subject to changing consumer trends and preferences, especially with respect to the diet category. For example, the recent trend in favor of low-carbohydrate diets was not as dependent on diet products as many other dietary programs, which caused a significant reduction in sales in our diet category. We expect sales in the diet category will remain below our prior year levels through at least the second quarter of 2005. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. If we are unable to do so, our customer relationships and product sales could be harmed significantly.
      Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion of our stores as a source for the latest products, which in turn could harm our customer relationships and cause losses to our market share. The success of our new product offerings depends upon a number of factors, including our ability to:

•	accurately anticipate customer needs;

•	innovate and develop new products;

•	successfully commercialize new products in a timely manner;

•	price our products competitively;

•	manufacture and deliver our products in sufficient volumes and in a timely manner; and

•	differentiate our product offerings from those of our competitors.
      If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have a material adverse effect on our revenues and operating results.
We rely on our manufacturing operations to produce nearly all of the proprietary products we sell. Disruptions in our manufacturing system or losses of manufacturing certifications could adversely affect our sales and customer relationships.
      For the three months ended March 31, 2005 and year ended December 31, 2004, our manufacturing operations produced approximately 36% and 35%, respectively, of the products we sold. Other than powders and liquids, nearly all of our proprietary products are produced in our manufacturing facility located in Greenville, South Carolina. Any significant disruption in our operations at this facility for any reason, such as regulatory requirements and loss of certifications, power interruptions, fires, hurricanes, war or other force majeure, could disrupt our supply of products, adversely affecting our sales and customer relationships.

Our failure to comply with FTC regulations and existing consent decrees imposed on us by the FTC could result in substantial monetary penalties and could adversely affect our operating results.
      The FTC exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies, including us, for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. As a result of these enforcement actions, we are currently subject to three consent decrees that limit our ability to make certain claims with respect to our products and required us to pay civil penalties. Failures by us or our franchisees to comply with the consent decrees and applicable regulations could occur from time to time. Violations of these orders could result in substantial monetary penalties, which could have a material adverse effect on our financial condition or results of operations.
If we fail to protect our brand name, competitors may adopt tradenames that dilute the value of our brand name.
      We have invested significant resources to promote our GNC brand name in order to obtain the public recognition that we have today. However, we may be unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business. In addition, because of the differences in foreign trademark laws concerning proprietary rights, our trademark may not receive the same degree of protection in foreign countries as it does in the United States. Also, we may not always be able to successfully enforce our trademark against competitors, or against challenges by others. For example, a third party is currently challenging our right to register in the United States certain marks that incorporate our “GNC Live Well” trademark. Our failure to successfully protect our trademark could diminish the value and efficacy of our past and future marketing efforts, and could cause customer confusion, which could, in turn, adversely affect our revenues and profitability.
Intellectual property litigation and infringement claims against us could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products, which could adversely affect our revenues and market share.
      We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability.
We are not insured for a significant portion of our claims exposure, which could materially and adversely affect our operating income and profitability.
      We are not insured for certain property and casualty risks due to the frequency and severity of a loss, the cost of insurance and the overall risk analysis. In addition, we carry product liability insurance coverage that requires us to pay deductibles/ retentions with primary and excess liability coverage above the deductible/ retention amount. Because of our deductibles and self-insured retention amounts, we have significant exposure to fluctuations in the number and severity of claims. Although our deductibles/ retentions for products liability claims were historically $50,000, our deductibles/retentions have increased to $1 million per claim with a $10 million annual aggregate retention. As a result, our insurance and claims expense could increase in the future. Alternatively, we could raise our deductibles/ retentions, which would increase our already significant exposure to expense from claims. If any claim were to exceed our coverage, we would bear the excess expense, in addition to our other self-insured amounts. If the frequency or severity of claims or our expenses increase, our operating income and profitability could be materially adversely affected. See “Business — Legal Proceedings.”

Franchise regulations could limit our ability to terminate or replace under-performing franchises, which could adversely impact franchise revenues.
      As a franchisor, we are subject to federal, state and international laws regulating the offer and sale of franchises. These laws impose registration and extensive disclosure requirements on the offer and sale of franchises. These laws frequently apply substantive standards to the relationship between franchisor and franchisee, and limit the ability of a franchisor to terminate or refuse to renew a franchise. We may, therefore, be required to retain an under-performing franchise and may be unable to replace the franchisee, which could adversely impact franchise revenues. In addition, the nature and effect of any future legislation or regulation on our franchise operations cannot be predicted.
We are controlled by our equity sponsor, an affiliate of Apollo Advisors V, L.P., and certain of our directors and members of our management, whose interests may not be aligned with yours.
      Our equity sponsor, an affiliate of Apollo Advisors V, L.P., and certain of our directors and members of our management, beneficially own all of the outstanding common equity on a fully diluted basis of our parent, GNC Corporation, and as a result, are in a position to control all matters affecting us. The interests of our equity sponsor, its affiliates and certain of our directors and members of our management could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interests as a noteholder. Equity holders may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments even though such transactions might involve risks to you as a noteholder.

ABOUT THIS PROSPECTUS
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sale of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares.
      Throughout this prospectus, we use market data and industry forecasts and projections which we have obtained from market research, publicly available information and industry publications. The industry forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected results will be achieved.
      We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our service marks and trademarks include the GNC® name. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, and other information that is not historical information. Many of these statements appear, in particular, under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “projects” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but we may not realize our expectations and our beliefs may not prove correct. Important factors that could cause our actual results to differ materially from the forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors,” and include, among others:

•	significant competition in our industry;

•	unfavorable publicity or consumer perception of our products;

•	the incurrence of material products liability;

•	costs of compliance with governmental regulations;

•	the failure of our franchisees to conduct their operations profitably;

•	economic, political and other risks associated with our international operations;

•	our failure to keep pace with the demands of our customers for new products and services;

•	disruptions in our manufacturing system or losses of manufacturing certifications; and

•	increases in the frequency and severity of insurance claims, particularly for claims for which we are self-insured.
      All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

USE OF PROCEEDS
      We will not receive any cash proceeds from the exchange offer. Any old notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled.
RATIO OF EARNINGS TO FIXED CHARGES
      We have calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, “earnings” is defined as (loss) income before income taxes and fixed charges. “Fixed charges” consist of interest cost whether expensed or capitalized, amortization of debt expense and the portion of rental expense (approximately one-third) that we believe to be representative of the interest factor in those rentals.

								Pro Forma

			Period from			Three Months
			January 1,			Ended			Three Months
Year Ended December 31,			2003 to	27 Days Ended	Year Ended	March 31,		Year Ended	Ended
			December 4,	December 31,	December 31,			December 31,	March 31,
2000	2001	2002	2003	2003	2004	2004	2005	2004	2005

— (1)	—(1)	—(1)	—(1)	1.11	1.94	2.43	1.19	1.84	1.10

(1)	Earnings were insufficient to cover fixed charges by $175.4 million, $70.0 million, $70.2 million and $759.4 million for the years ended December 31, 2000, 2001, 2002, and the period ended December 4, 2003, respectively.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2005. The table below should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of
March 31, 2005
(in millions)
Cash and cash equivalents	$77.8

Debt:
Credit facilities
Revolving credit facility	$—
Term loan facility(1)(2)	96.9
8 5/8% Senior Notes due 2011	150.0
Mortgage and capital leases	13.0

Total senior debt	259.9
8 1/2% Senior Subordinated Notes due 2010	215.0

Total debt	$474.9

Stockholder’s equity:
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	$—
Paid-in-capital	277.8
Retained earnings	45.8
Accumulated other comprehensive income	0.9

Total stockholder’s equity	324.5

Total capitalization	$799.4

(1)	Our $75.0 million revolving credit facility, which matures on December 5, 2008, currently bears an average annual interest rate of 0.79% and currently has $7.9 million drawn with respect to outstanding letters of credit. We also pay a commitment fee and letter of credit fee of 0.5% on the $67.1 million available under the revolving credit facility.

(2)	The credit facilities include a term loan facility in an original aggregate principal amount of $285.0 million that matures on December 5, 2009. In January 2005, we used the net proceeds of $145.6 million from the issuance of our 8 5/8% Senior Notes due 2011, together with $39.4 million of cash on hand, to repay a portion of our indebtedness under the term loan facility, which currently bears an average annual interest rate of 5.86%. We are currently required to repay amounts under the term loan in nominal quarterly installments.

SELECTED CONSOLIDATED FINANCIAL DATA
      The selected consolidated financial data presented below as of and for the years ended December 31, 2000, December 31, 2001, and December 31, 2002 are derived from our audited consolidated financial statements and accompanying notes not included in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2000, 2001 and 2002 represent calendar years during which General Nutrition Companies, Inc. was owned by Numico.
      On December 5, 2003, we acquired 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico USA, Inc. in a business combination accounted for under the purchase method of accounting. As a result, the financial data presented for 2003 include a predecessor period from January 1, 2003 through December 4, 2003 and a successor period from December 5, 2003 through December 31, 2003. The selected consolidated financial data presented below for (i) (the period from January 1, 2003 to December 4, 2003 and as of December 4, 2003, (ii) the 27 days ended December 31, 2003 and as of December 31, 2003, and (iii) the year ended December 31, 2004 and as of December 31, 2004 are derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The selected consolidated financial data for the period from January 1, 2003 to December 4, 2003 represent the period in 2003 that General Nutrition Companies, Inc. was owned by Numico. The selected consolidated financial data for the 27 days ended December 31, 2003 represent the period of operations in 2003 subsequent to the Acquisition.
      As a result of the Acquisition, the consolidated statements of operations for the successor periods includes the following: interest and amortization expense resulting from our credit facilities and issuance of our 8 5/8% Senior Subordinated Notes due 2010, amortization of intangible assets related to the Acquisition, and management fees that did not exist prior to the Acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of Acquisition became their new cost basis. Results of operations for the successor periods are affected by the newly established cost basis of these assets.
      The selected consolidated financial data presented below as of and for the three months ended March 31, 2005 and March 31, 2004 are derived from our unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for such periods and as of such dates. Our results for interim periods are not necessarily indicative of our results for a full year’s operations.
      You should read the following information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor				Successor

				Period
				from
				January 1,	27 Days		Three Months
	Year Ended December 31,			2003 to	Ended	Year Ended	Ended March 31,
				December 4,	December 31,	December 31,
	2000	2001	2002	2003	2003	2004	2004	2005
(dollars in millions)
Statement of Income Data:
Revenues:
Retail	$1,075.7	$1,123.1	$1,068.6	$993.3	$66.2	$1,001.8	$279.6	$255.2
Franchising	273.4	273.1	256.1	241.3	14.2	226.5	64.2	52.6
Manufacturing/ Wholesale	96.3	112.9	100.3	105.6	8.9	116.4	28.8	28.6

Total revenues	1,445.4	1,509.1	1,425.0	1,340.2	89.3	1,344.7	372.6	336.4
Cost of sales, including costs of warehousing, distribution and occupancy	953.2	1,013.3	969.9	934.9	63.6	895.2	247.2	230.4

Gross profit	492.2	495.8	455.1	405.3	25.7	449.5	125.4	106.0
Compensation and related benefits	231.8	246.6	245.2	235.0	16.7	230.0	61.1	57.3
Advertising and promotion	47.2	41.9	52.1	38.4	0.5	44.0	12.6	14.6
Other selling, general and administrative	146.1	140.7	86.0	70.9	5.1	73.7	17.7	18.9
Other expense (income)(1)	99.9	(3.4)	(211.3)	(10.1)	—	(0.3)	(0.2)	(2.6)
Impairment of goodwill and intangible assets(2)	—	—	222.0	709.4	—	—	—	—

Operating (loss) income	(32.8)	70.0	61.1	(638.3)	3.4	102.1	34.2	17.8
Interest expense, net	142.6	140.0	136.3	121.1	2.8	34.4	8.7	13.4
Gain on sale of marketable securities	—	—	(5.0)	—	—

(Loss) income before income taxes	(175.4)	(70.0)	(70.2)	(759.4)	0.6	67.7	25.5	4.4
Income tax (benefit) expense	(25.3)	(14.1)	1.0	(174.5)	0.2	25.1	9.3	1.6

Net (loss) income before cumulative effect of accounting change	(150.1)	(55.9)	(71.2)	(584.9)	0.4	42.6	16.2	2.8
Loss from cumulative effect of accounting change, net of tax(3)	—	—	(889.7)	—	—	—	—	—

Net (loss) income	$(150.1)	$(55.9)	$(960.9)	$(584.9)	$0.4	$42.6	$16.2	$2.8

Balance Sheet Data:
Cash and cash equivalents	$10.5	$16.3	$38.8	$9.4	$33.2	$85.2	$68.1	$77.8
Working capital(4)	215.2	140.8	153.6	96.2	200.0	283.5	228.8	265.3
Total assets	3,216.5	3,071.8	1,878.3	1,038.1	1,018.9	1,032.6	1,072.0	1,032.6
Total debt	1,892.1	1,883.3	1,840.1	1,747.4	514.2	510.4	513.3	474.9
Stockholder’s equity (deficit)	523.1	469.0	(493.8)	(1,077.1)	278.2	322.4	191.6	324.5
Other Data:
Net cash provided by operating activities	$100.0	$75.8	$111.0	$92.9	$4.7	$83.5	$48.4	$35.5
Net cash used in investing activities	(42.0)	(48.1)	(44.5)	(31.5)	(740.0)	(27.0)	(13.3)	(4.9)
Net cash (used in) provided by financing activities	(66.9)	(21.6)	(44.3)	(90.8)	759.2	(4.5)	(0.2)	(37.9)
EBITDA(5)	91.8	192.0	(765.5)	(579.2)	5.7	141.0	43.4	27.9
Capital expenditures(6)	31.6	29.2	51.9	31.0	1.8	28.3	5.3	4.4
Ratio of earnings to fixed charges(7)	—	—	—	—	1.11	1.94	2.43	1.19
Number of stores (at end of period):
Company-owned stores(8)	2,842	2,960	2,898	2,757	2,748	2,642	2,684	2,644
Franchised stores(8)	1,718	1,821	1,909	1,978	2,009	2,036	2,008	2,034
Store-within-a-store locations(8)	544	780	900	988	988	1,027	987	1,043

•	Twelve months ended 2000, 2001, 2002 and the period January 1, 2003 to December 4, 2003 — General Nutrition Companies, Inc. (“GNCI”) was owned by Numico.

•	27 days ended December 31, 2003, the twelve months ended December 31, 2004 and the three months ended March 31, 2004 and 2005 — the periods subsequent to the Acquisition.

(1)	Other expense for 2000 represents an expense associated with the reduction of the market value of certain equity investments. Other income for 2001, 2002 and the period ended December 4, 2003 primarily represents $3.6 million, $214.4 million, and $7.2 million respectively, received from legal settlement proceeds that we collected from a raw material pricing settlement. Other expense includes foreign currency (gain) loss for all of the periods presented. Other income for the three months ended March 31, 2005, included a $2.5 million transaction fee related to the transfer of our GNC Australian franchise rights to Global Active Limited.

(2)	On January 1, 2002, we adopted SFAS No. 142, which requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. For the periods ended December 31, 2002 and December 4, 2003, we recorded impairment charges of $222.0 million (pre-tax), and $709.4 million (pre-tax), respectively, for goodwill and other intangibles as a result of decreases in expectations regarding growth and profitability, and, in 2003, due to increased competition from the mass market, negative publicity by the media on certain supplements, and increasing pressure from the FDA on the industry as a whole, each of which were identified in connection with a valuation related to the Acquisition.

(3)	Upon adoption of SFAS No. 142, we recorded a one-time impairment charge in the first quarter of 2002 of $889.7 million, net of tax to reduce the carrying amount of goodwill and other intangibles to their implied fair value. A table outlining the impact of the adoption of SFAS No. 142 on the reported net loss as a result of the non-amortization of goodwill beginning on January 1, 2002 is included in Note 7 to our December 31, 2004 consolidated financial statements included elsewhere in this prospectus.

(4)	Working capital represents current assets less current liabilities.

(5)	EBITDA as used herein represents net income (loss) before interest expense (net), income tax (benefit) expense, depreciation and amortization. We present EBITDA because we consider it a useful analytical tool for measuring our ability to service our debt and generate cash for other purposes. The reconciliation of net cash provided by operating activities to EBITDA as presented below is different than that used for purposes of the covenants under the indenture governing the notes.

EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or an alternative to cash flow from operating activities as a measure of our profitability or liquidity. Some of the limitations of EBITDA are a follows:

•	EBITDA does not reflect the interest expense, or the cash requirement necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, our calculation of EBITDA may differ from other similarly titled measures of other companies, limiting its usefulness as a comparative measure.
     Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated statements of cash flows included elsewhere in this prospectus.
     The following table reconciles net cash provided by operating activities as determined in accordance with GAAP to EBITDA for the periods indicated:

	Predecessor				Successor

				Period from
				January 1,	27 Days		Three Months
	Year Ended December 31,			2003 to	Ended	Year Ended	Ended March 31,
				December 4,	December 31,	December 31,
	2000	2001	2002	2003	2003	2004	2004	2005
(in millions)
Net cash provided by operating activities	$100.0	$75.8	$111.0	$92.9	$4.7	$83.5	$48.4	$35.5
Cash paid for interest (excluding deferred financing fees)	139.9	145.6	138.0	122.5	0.7	32.7	3.4	2.2
Cash paid for taxes	21.0	15.2	30.7	2.5	—	5.1	—	0.3
Changes in accounts receivable	(26.7)	1.1	127.3	(59.9)	(2.9)	(3.4)	0.7	0.5
Changes in inventory	44.8	(71.5)	(22.2)	(29.0)	(3.8)	15.1	27.2	20.9
Changes in accounts payable	(44.2)	48.2	(18.8)	3.3	5.3	(3.9)	(36.8)	(26.2)
Changes in other assets and liabilities	(42.8)	(22.4)	(24.9)	(2.1)	1.7	11.9	0.5	(5.3)
Loss from cumulative effect of accounting change, net of tax	—	—	(889.7)	—	—	—	—	—
Impairment of goodwill and intangible assets	—	—	(222.0)	(709.4)	—	—	—	—
(Loss on impairment) gain on sale of marketable securities	(100.2)	—	5.1	—	—	—	—	—

EBITDA(a)	$91.8	$192.0	$(765.5)	$(579.2)	$5.7	$141.0	$43.4	$27.9

(a)	Included in EBITDA are (1) non-cash goodwill and other intangible impairment losses of $222.0 million (pre-tax) and $709.4 million (pre-tax) incurred in the year ended December 31, 2002 and the period from January 1, 2003 to December 4, 2003, respectively, and (2) a loss from the cumulative effect of an accounting change of $889.7 million, net of tax, for the year ended December 31, 2002. The impairment charges were incurred upon the testing of goodwill and other intangibles, in accordance with SFAS No. 142. Impairment resulted from decreased in expectations regarding growth and profitability due to increased competition from the mass market, negative publicity by the media on certain supplements, and increasing pressure from the FDA on the industry as a whole.

(6)	Capital expenditures for 2002 included approximately $13.9 million incurred in connection with our store reset and upgrade program. For the full year ended December 31, 2003, capital expenditures were $32.8 million.

(7)	We have calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, “earnings” is defined as (loss) income before income taxes and fixed charges. “Fixed charges”

consist of interest cost whether expensed or capitalized, amortization of debt expense and the portion of rental expense (approximately one- third) that we believe to be representative of the interest factor in those rentals. Earnings were insufficient to cover fixed charges by $175.4 million, $70.0 million, $70.2 million, $759.4 million for the years ended December 31, 2000, 2001, 2002 and the period ended December 4, 2003, respectively.

(8)	The following table summarizes our stores for the periods indicated:

	Predecessor				Successor

				Period from			Three Months
	Year Ended			January 1,	27 Days		Ended
	December 31,			2003 to	Ended	Year Ended	March 31,
				December 4,	December 31,	December 31,
	2000	2001	2002	2003	2004	2004	2004	2005

Company-owned stores
Beginning of period balance	2,793	2,842	2,960	2,898	2,757	2,748	2,748	2,642
Store openings	160	220	117	80	4	82	23	32
Store closings	(111)	(102)	(179)	(221)	(13)	(188)	(87)	(30)

End of period balance	2,842	2,960	2,898	2,757	2,748	2,642	2,684	2,644

Franchised Stores
Beginning of period balance	1,584	1,718	1,821	1,909	1,978	2,009	2,009	2,036
Store openings	257	291	182	186	33	146	33	37
Store closings	(123)	(188)	(94)	(117)	(2)	(119)	(34)	(39)

End of period balance	1,718	1,821	1,909	1,978	2,009	2,036	2,008	2,034

Store-within-a-Store
Beginning of period balance	311	544	780	900	988	988	988	1,027
Store openings	233	237	131	93	—	44	1	17
Store closings	—	(1)	(11)	(5)	—	(5)	(2)	(1)

End of period balance	544	780	900	988	988	1,027	987	1,043

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
      On January 18, 2005, we issued $150.0 million of our 8 5/8% Senior Notes due 2011 (the “Senior Notes”), and, together with approximately $39.4 million of cash on hand, repaid approximately $185.0 million of existing indebtedness and paid transaction fees and expenses of approximately $4.4 million (the “Offering”). The unaudited pro forma consolidated statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2005, give effect to the Offering of the Senior Notes, as if it had been consummated on January 1, 2004. Because the offering was consummated on January 18, 2005, the effects of the transaction are already reflected in the March 31, 2005 unaudited balance sheet included elsewhere in this prospectus. Therefore, a pro forma balance sheet as of March 31, 2005 is not presented.
      The unaudited pro forma consolidated financial data do not purport to represent what our results of operations would have been if the Offering had occurred as of the dates indicated, nor are they indicative of results for any future periods.
      The unaudited pro forma consolidated financial data are presented for informational purposes only and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements including the notes thereto included elsewhere in this prospectus.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004
(in thousands)

		Offering		Pro Forma
	Historical	Adjustments		As Adjusted

Statement of Income Data	2004	2004(1)		2004

Revenues	$1,344,742			$1,344,742
Cost of sales, including costs of warehousing, distribution and occupancy	895,235			895,235

Gross profit	449,507	—		449,507
Compensation and related benefits	229,957			229,957
Advertising and promotion	43,955			43,955
Other selling, general and administrative	73,728			73,728
Other income	(290)			(290)

Operating income	102,157	—		102,157
Interest expense, net	34,432	3,993	(a)	38,425

Income (loss) before income taxes	67,725	3,993		63,732
Income tax expense (benefit)	25,078	(1,478	)(b)	23,600

Net income (loss)	$42,647	$(2,515)		$40,132

(1)	Reflects adjustments attributable to the Offering.

(a)	Reflects a net increase in interest expense and deferred financing fees amortization expense as a result of the extinguishment of $185.0 million of the senior credit facility. The interest rate under the senior credit facilities is based on a variable interest rate as set forth in the related loan agreement. Please refer to the Long-Term Debt note of our consolidated financial statements included elsewhere in this prospectus for a further discussion of the rate on the senior credit facilities. A 1/8% change in interest rates would increase or decrease our annual interest costs of our senior credit facilities by approximately $0.1 million.

	Historical	Pro Forma	Offering
	Amount	Amount	Adjustment

Interest expense related to the senior credit facilities	$13,485	$4,643	$(8,842)
Interest expense related to the Offering	—	12,938	12,938
Interest expense related to term loan facility deferred financing fees(i)	1,236	1,133	(103)

	$14,721	$18,714	$3,993

(i)	Deferred financing fees related to the Offering are being amortized over six years.

(b)	Reflects the pro forma tax effect of above adjustment at an estimated combined statutory rate of 37.0%.

Total Offering adjustments	$3,993
Tax rate	37.0%

Pro forma tax effect	$1,478

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the three months ended March 31, 2005
(in thousands)

		Offering		Pro Forma
	Historical	Adjustments		As Adjusted

Statement of Income Data	2005	2005(1)		2005

Revenues	$336,435	—		$336,435
Cost of sales, including costs of warehousing, distribution and occupancy	230,456	—		230,456

Gross profit	105,979	—		105,979
Compensation and related benefits	57,314	—		57,314
Advertising and promotion	14,601	—		14,601
Other selling, general and administrative	18,822	—		18,822
Other income	(2,605)	—		(2,605)

Operating income	17,847	—		17,847
Interest expense, net	13,471	1,908	(a)	15,379

Income (loss) before income taxes	4,376	(1,908)		2,468
Income tax expense (benefit)	1,581	(687	)(b)	894

Net income (loss)	$2,795	$(1,221)		$1,574

(1)	Reflects adjustments attributable to the Offering

(a)	Reflects a net increase in interest expense and deferred financing fees amortization expense as a result of the extinguishment of $185.0 million of the senior credit facility. The interest rate under the senior credit facilities is based on a variable interest rate as set forth in the related loan agreement. Please refer to the Long-term Debt note of our consolidated financial statements included elsewhere in this prospectus for a further discussion of the rate on the senior credit facilities. A 1/8% change in interest rates would increase or decrease our annual interest costs of our senior credit facilities by approximately $0.1 million.

	Historical	Pro Forma	Offering
	Amount	Amount	Adjustment

Interest expense related to the senior credit facilities	$1,983	$683	$(1,300)
Interest expense related to the Offering	—	3,234	3,234
Interest expense related to term loan facility deferred financing fees (i)	309	283	(26)

	$2,292	$4,200	$1,908

(i)	Deferred financing fees related to the Offering are being amortized over six years.

(b)	Reflects the pro forma tax effect of above adjustment at an estimated combined statutory rate of 36.0%.

Total Offering adjustments	$1,908
Tax rate	36.0%

Pro forma tax effect	$687

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion in this section contains forward looking statements that involve risks and uncertainties. See “Risk Factors” included elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein.
      On October 16, 2003, we entered into a purchase agreement (the “Purchase Agreement”) with Numico and Numico USA, Inc. (“Numico USA”) to acquire 100% of the outstanding equity interest of GNCI from Numico USA Inc. On December 5, 2003, we acquired 100% of the outstanding equity interests of GNCI from Numico for an aggregate purchase price of $747.4 million, consisting of $733.2 million in cash and the assumption of $14.2 million of mortgage indebtedness. At December 31, 2003 we had recorded $15.7 million receivable from Numico related to a working capital contingent purchase price adjustment and an estimated $3.0 million payable to Numico related to a tax purchase price adjustment. Subsequent to the Acquisition, in 2004, we received a cash payment of $15.7 million from Numico related to a working capital contingent purchase price adjustment and we remitted a payment to Numico of $5.9 million related to a tax purchase price adjustment. Simultaneously with the closing of the Acquisition, we entered into a new senior credit facility with a syndicate of lenders, consisting of a $285.0 million term loan facility and a $75.0 million revolving credit facility. We borrowed the full amount of the term loan facility to fund a portion of the Acquisition purchase price, but made no borrowings under the revolving credit facility. Our parent has guaranteed our obligations under the senior credit facility. We also issued $215.0 million aggregate principal amount of our Senior Subordinated Notes to fund a portion of the Acquisition purchase price. In addition, our equity sponsor, certain of our directors, members of our management and other employees made an equity contribution of $277.5 million in exchange for 29,566,666 shares of our parent’s common stock and, in the case of our equity sponsor, 100,000 shares of our parent’s preferred stock. Our parent contributed the full amount of the equity contribution to us to fund a portion of the Acquisition. Our parent’s equity sponsor subsequently resold all of the preferred stock to other institutional investors.
      Our consolidated financial statements reflect our financial position as of December 31, 2003, December 31, 2004 and March 31, 2005 and our results of operations and cash flows for the 27 days ended December 31, 2003, the year ended December 31, 2004 and the three months ended March 31, 2004 and 2005, and the financial position of our predecessor entity, on a carve-out basis, as of December 31, 2002 and its results of operations and cash flows for the year ended December 31, 2002, and the period from January 1, 2003 to December 4, 2003. See the “Critical Accounting Estimates” and “Basis of Presentation” sections below.
Overview
      We are the largest global specialty retailer of nutritional supplements, which include sports nutrition products, diet products, VMHS (vitamins, minerals and herbal supplements) and specialty supplements. We derive our revenues principally from product sales through our company-owned stores, franchise activities and sales of products manufactured in our facilities to third parties. We sell products through a worldwide network of more than 5,700 locations operating under the GNC brand name.

Revenues from Business Segments
      Revenues are derived from our three business segments, Retail, Franchise and Manufacturing/ Wholesale, primarily as follows:

•	Retail revenues are generated by sales to consumers at our company-owned stores.

•	Franchise revenues are generated primarily from:

(1)	product sales to our franchisees;

(2)	royalties on franchise retail sales; and

(3)	franchise fees, which are charged for initial franchise awards, renewals and transfers of franchises.

•	Manufacturing/ Wholesale revenues are generated through sales of manufactured products to third parties, generally for third-party private label brands, and the sale of our proprietary and third-party products to and through Rite Aid and drugstore.com.
Trends and Other Factors Affecting Our Business
      Our performance is affected by trends that affect the nutritional supplements industry generally. Current trends affecting our business include the aging population, rising healthcare costs, increasing focus on fitness and increasing incidence of obesity. Changes in these trends and other factors, which we may not foresee, may also impact our business. Our business allows us to respond to changing consumer preferences and drive revenues by emphasizing new product development, introducing targeted third-party products, and adjusting our product mix. Some of the trends that have impacted our business include the following:

•	Historically, our primary product sales have been in the sports nutrition and VMHS categories. Sales of sports nutrition products have been driven largely by the increasing focus on fitness and the introduction of new products. Sales of VMHS products have been driven largely by the aging population and rising healthcare costs. Within this category, herbal supplement sales tend to be more significantly impacted by publicity and changes in consumer trends.

•	Sales of diet products are generally more sensitive to consumer trends, resulting in higher volatility than our other products. In 1999, our diet category began to grow more rapidly with the introduction of ephedra products, which reached a high point in 2001 and began to decline in the second half of 2002. Although our locations ceased sales of ephedra beginning in early 2003, our introduction of low carbohydrate and other ephedra substitute products in 2003 partially offset these declines in the first half of 2003, and resulted in increased sales in the diet product category in the second half of 2003. However, in the second quarter of 2004, we experienced a sharp decline in sales in our diet category, we believe in large part because of the availability of low carbohydrate products expanding in the marketplace. Even though we launched new diet products in 2004, sales in the diet category remained below our prior year levels throughout 2004 and we expect this trend to continue through at least the second quarter of 2005. Since the most significant portion of the decline in sales did not occur until the third quarter of 2004, our comparable store sales will continue to be compared to strong historical periods through the second quarter of 2005.

•	When diets featuring products low in carbohydrates (“low carb”) became popular in the first quarter of 2003, we purchased most of the available inventory of certain specialty low carb products, primarily snacks and bars, and we became a destination for many new customers. As the popularity of low carb diet programs increased, manufacturers increased their production levels and product offerings and food manufacturers followed the low carb dieting trend by offering low carb diet products, including staple foods such as pastas, ketchup and sauces. These products became widely distributed into the food, drug and mass channels of distribution, which led to lower levels of sales of low carb specialty products in our stores starting in the latter half of the second quarter of 2004. Additionally, programs based on a low carb dietary approach typically do not require diet supplements as a component of the program. As a larger percentage of the dieting population pursued a low carb program, sales of our diet supplements declined.

•	As part of our annual planning process and as part of a renewed focus on improving store productivity, we recently reviewed our strategy related to the stores. Through this review, we adopted a strategy that was developed, in part, as a result of consumer perception in the marketplace that our products are overpriced unless purchased during the “gold card” week promotion. In 2005, we are investing in a new strategy through more competitive pricing on the most highly recognizable products, and through increased national advertising, that will highlight certain GNC brand and third-party products in television and print advertising campaigns. In addition we will review our operations and overhead cost structures in an effort to eliminate excess costs and to streamline operations where applicable. We do not anticipate this new strategy will offset the impact from the strong historical periods of low-carb diet sales that occurred in the first two quarters of 2004.

      Other factors that have historically impacted our business include:

•	Changes to Store Base. During the 1990s, we embarked on a plan to significantly increase our store base, including expansion from suburban shopping malls into secondary malls and strip mall locations and by adding international franchise locations. Additionally, in 1999, we entered into a strategic alliance with Rite Aid to open our store-within-a-store locations. In 2003, in addition to our normal store closings, we identified 117 underperforming stores to be closed in the near future. We subsequently reduced this number to 98 stores, primarily as the others became cash flow positive. As of December 31, 2004, we had closed all of these stores. We expect to continue to look for real estate opportunities in the United States to expand our store base; however, we believe the primary store expansion opportunity in the near term will be through international franchising. Costs to us related to any international franchising expansion would be immaterial, as the international franchisee bears the majority of the responsibility and costs for doing business in each country.

•	Changes to Pricing. In the fourth quarter of 2002, we thoroughly reviewed our proprietary product pricing and determined that our single unit pricing was not competitive with other market participants. A primary reason for higher single unit pricing was the creation of artificially high single unit prices to compensate for our overall BOGO (Buy One Get One half price) pricing strategy. As a result of the review, we repriced most of our proprietary products and eliminated the strategy of BOGO pricing substantially all of our products in December of 2002. After the elimination of BOGO, we found that, although customers bought single units instead of two units, the shorter cycle time between customer visits led to a corresponding increase in transaction counts and an increase in product sales, particularly in our VMHS product category. We believe that our repricing strategy was one of the key drivers of our profitability during the second half of 2003. We continually review our pricing to ensure that we are competitive in key items in the marketplace, in particular items that are readily comparable by the consumer, and will continue to utilize what we believe is the most effective pricing strategy to increase revenue at favorable margins.
Basis of Presentation
      Purchase Accounting. The Acquisition of GNCI was accounted for under the purchase method of accounting. As a result, the financial data presented for 2003 include a predecessor period from January 1, 2003 through December 4, 2003 and a successor period from December 5, 2003 through December 31, 2003. As a result of the Acquisition, the consolidated statements of operations for the successor periods include interest and amortization expense resulting from our credit facility and the issuance of our Senior Subordinated Notes, amortization of intangible assets related to the Acquisition, and management fees that did not exist prior to the Acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of the Acquisition became their new cost basis. Results of operations for the successor periods are affected by the newly established cost basis of these assets. We allocated the Acquisition consideration to the tangible and intangible assets acquired and liabilities assumed by us based upon their respective fair values as of the date of the Acquisition, which resulted in a significant change in our annual depreciation and amortization expenses.
      The accompanying financial statements for the periods prior to the Acquisition are labeled as “Predecessor” and the periods subsequent to the Acquisition are labeled as “Successor”.
      Successor. Our consolidated financial statements for the three months ended March 31, 2004 and 2005, for the year ended December 31, 2004 and the 27 days ended December 31, 2003 include the accounts of GNC and its wholly owned subsidiaries. Included in 27 days ended December 31, 2003 are fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment. Also included is the corresponding effect these adjustments had to cost of sales, depreciation, and amortization expenses.

      Predecessor. Our consolidated financial statements for the period ended December 4, 2003, and the period ending December 31, 2002 presented herein were prepared on a carve-out basis and reflect GNCI’s consolidated financial position, results of operations and cash flows in accordance with GAAP. In order to depict GNCI’s financial position, results of operations and cash flows on a stand-alone basis, GNCI’s financial statements reflect amounts that were pushed down from Numico to us prior to consummation of the Acquisition. As a result of recording these amounts, our predecessor’s consolidated financial statements for these periods may not be indicative of the results that would be presented if we had operated as an independent, stand-alone entity.
      In the accompanying discussion of results of operations, the period ended December 4, 2003 and the 27 days ended December 31, 2003 have been combined for comparability to the year ended December 31, 2002.
      Related Parties. GNCI had related party transactions with Numico and other affiliates during the period January 1, 2003 to December 4, 2003 and the year ended December 31, 2002. For further discussion of these transactions, see the “Related Party Transactions” footnote to our consolidated financial statements.
Recent Developments
      On January 18, 2005, we issued $150.0 million aggregate principal amount of Senior Notes due 2011, with an interest rate of 8 5/8%. We used the net proceeds of this offering of $145.6 million, together with $39.4 million of cash on hand, to repay a portion of the indebtedness under our term loan facility. The offering was made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, and to non-U.S. persons in off shore transactions in accordance with Regulation S under the Securities Act. The securities sold are the subject of this exchange offer.
      On March 24, 2005, we transferred our GNC Australian franchise rights to Global Active Limited, an organization that currently owns and operates GNC franchise locations in the Asian Pacific region. We received proceeds of $4.4 million related to this transaction, $2.5 million of which was recognized as a transaction fee which during the three months ended March 31, 2005 and $1.9 million of which represented the payment of a receivable that we had previously fully reserved and was recognized during the year ended December 31, 2004.
Results of Operations
      The information presented below as of and for the year ended December 31, 2004, the period January 1, 2003 to December 4, 2003 and the 27 days ended December 31, 2003 and the year ended December 31, 2002, was derived from our audited consolidated financial statements and accompanying notes. In the table below and in the accompanying discussion, the 27 days ended December 31, 2003 and the period January 1, 2003 to December 4, 2003 have been combined for discussion purposes.
      The information presented below as of and for the three months ended March 31, 2005 and 2004 was derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments necessary for a fair presentation of our financial position and operating results for such periods and as of such dates. Our results for interim periods are not necessarily indicative of our results for a full year’s operations.

Results of Operations and Comprehensive Income
(dollars in millions and percentages expressed as a percentage of net revenues)

	Predecessor				Successor				Successor

											Three Months Ended March
			Period from		27 days		Combined				31,
	Year Ended		January 1, 2003		Ended		Year Ended		Year Ended
	December 31,		to December 4,		December 31,		December 31,		December 31,
	2002		2003		2003		2003		2004		2004		2005

Revenues:
Retail	$1,068.6	75.0%	$993.3	74.1%	$66.2	74.1%	$1,059.5	74.1%	$1,001.8	74.5%	$279.6	75.1%	$255.2	75.9%
Franchise	256.1	18.0%	241.3	18.0%	14.2	15.9%	255.5	17.9%	226.5	16.8%	64.2	17.2%	52.6	15.6%
Manufacturing/ Wholesale	100.3	7.0%	105.6	7.9%	8.9	10.0%	114.5	8.0%	116.4	8.7%	28.8	7.7%	28.6	8.5%

Total net revenues	1,425.0	100.0%	1,340.2	100.0%	89.3	100.0%	1,429.5	100.0%	1,344.7	100.0%	372.6	100.0%	336.4	100.0%
Operating expenses:
Cost of sales, including costs of warehousing, distribution and occupancy	969.9	68.0%	934.9	69.7%	63.6	71.2%	998.5	69.9%	895.2	66.5%	247.2	66.3%	230.4	68.5%
Compensation and related benefits	245.2	17.2%	235.0	17.5%	16.7	18.7%	251.7	17.6%	230.0	17.1%	61.1	16.4%	57.3	17.0%
Advertising and promotion	52.1	3.7%	38.4	2.9%	0.5	0.6%	38.9	2.7%	44.0	3.3%	12.6	3.4%	14.6	4.3%
Other selling, general and administrative expenses	75.9	5.3%	64.1	4.8%	4.8	5.4%	68.9	4.8%	69.7	5.2%	16.7	4.5%	17.9	5.3%
Amortization expense	10.1	0.7%	6.8	0.5%	0.3	0.3%	7.1	0.5%	4.0	0.3%	1.0	0.3%	1.0	0.3%
Income from legal settlement	(214.4)	(15.0)%	(7.2)	(0.5)%	—	0.0%	(7.2)	(0.5)%	—	0.0%	—	0.0%	—	0.0%
Foreign currency (gain) loss	3.1	0.2%	(2.9)	(0.2)%	—	0.0%	(2.9)	(0.2)%	(0.3)	0.0%	(0.2)	(0.1)%	(0.1)	0.0%
Impairment of goodwill and intangible assets	222.0	15.6%	709.4	52.9%	—	0.0%	709.4	49.6%	—	0.0%	—	0.0%	—	0.0%
Other income	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	(2.5)	(0.7)%

Total operating expenses	1,363.9	95.7%	1,978.5	147.6%	85.9	96.2%	2,064.4	144.4%	1,242.6	92.4%	338.4	90.8%	318.6	94.7%
Operating Income
Retail	86.8	6.1%	79.1	5.9%	6.6	7.3%	85.7	6.0%	107.7	8.0%	35.4	9.5%	17.9	5.3%
Franchise	65.4	4.6%	63.7	4.8%	2.4	2.7%	66.1	4.6%	62.4	4.6%	17.1	4.6%	10.8	3.2%
Manufacturing/ Wholesale	25.8	1.8%	24.3	1.8%	1.4	1.6%	25.7	1.8%	38.6	2.9%	8.2	2.2%	12.1	3.6%
Unallocated corporate and other costs:
Warehousing & distribution costs	(40.3)	(2.8)%	(40.7)	(3.0)%	(3.4)	(3.8)%	(44.1)	(3.1)%	(49.3)	(3.7)%	(12.7)	(3.4)%	(12.7)	(3.7)%
Corporate costs	(69.0)	(4.8)%	(62.5)	(4.7)%	(3.6)	(4.0)%	(66.1)	(4.6)%	(57.3)	(4.2)%	(13.8)	(3.7)%	(12.8)	(3.8)%
Income from legal settlement	214.4	15.0%	7.2	0.5%	—	0.0%	7.2	0.5%	—	0.0%	—	0.0%	—	0.0%
Impairment of goodwill and intangible assets	(222.0)	(15.6)%	(709.4)	(52.9)%	—	0.0%	(709.4)	(49.6)%	—	0.0%	—	0.0%	—	0.0%
Other income	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	2.5	0.7%

Sub total unallocated corporate and other costs	(116.9)	(8.2)%	(805.4)	(60.1)%	(7.0)	(7.8)%	(812.4)	(56.8)%	(106.6)	(7.9)%	(26.5)	(7.1)%	(23.0)	(6.8)%

Total operating income (loss)	61.1	4.3%	(638.3)	(47.6)%	3.4	3.8%	(634.9)	(44.4)%	102.1	7.6%	34.2	9.2%	17.8	5.3%
Interest expense, net	136.3		121.1		2.8		123.9		34.4		8.7		13.4
Gain on sale of marketable securities	(5.0)		—		—		—		—		—		—

(Loss) income before income taxes	(70.2)		(759.4)		0.6		(758.8)		67.7		25.5		4.4
Income tax expense (benefit)	1.0		(174.5)		0.2		(174.3)		25.1		9.3		1.6

Net (loss) income before cumulative effect of accounting change	(71.2)		(584.9)		0.4		(584.5)		42.6		16.2		2.8
Loss from cumulative effect of accounting change	(889.7)		—		—		—		—		—		—

Net (loss) income	(960.9)		(584.9)		0.4		(584.5)		42.6		16.2		2.8
Other comprehensive (loss) income	(1.8)		1.6		0.3		1.9		0.9		(0.4)		(0.3)

Comprehensive (loss) income	$(962.7)		$(583.3)		$0.7		$(582.6)		$43.5		$15.8		$2.5

      Note: All calculations related to the Results of Operations for the period-over-period comparisons below, were calculated based on the numbers in the above table, which have been rounded to millions.
      As discussed in the “Segment” footnote to our consolidated financial statements, we evaluate segment operating results based on several indicators. The primary key performance indicators are revenues and operating income or loss for each segment. Revenues and operating income or loss, as evaluated by management, exclude certain items that are managed at the consolidated level, such as warehousing and transportation costs, impairments, and other corporate costs. The following discussion compares the revenues and the operating income or loss by segment, as well as those items excluded from the segment totals.
      We calculate our “same store” sales growth to exclude the net sales of a store for any period if the store was not open during the same period of the prior year. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall, the store continues to be treated as a same store. Company-owned and domestic franchised same store sales have been calculated on a calendar basis for all periods presented.

Comparison of Three Months Ended March 31, 2005 and March 31, 2004
Revenues
      Consolidated. Our consolidated net revenues decreased $36.2 million, or 9.7%, to $336.4 million for the three months ended March 31, 2005 compared to $372.6 million for the same period in 2004. The decrease was primarily the result of decreased same store sales in our Retail and Franchise segments and a reduced store base.
      Retail. Revenues in our Retail segment decreased $24.4 million, or 8.7%, to $255.2 million for the three months ended March 31, 2005 compared to $279.6 million for the same period in 2004. The revenue decrease occurred primarily in our diet category. Sales in the diet category declined $24.0 million in the first quarter of 2005, primarily due to significantly lower sales of products low in carbohydrates (“low-carb”). Sales of low-carb products were very strong in the first quarter of 2004. As a result, same store sales for the first quarter of 2005 declined in both company-owned domestic and Canadian stores by 7.8% and 12.9%, respectively. Our Canadian retail stores revenue represents approximately 5.2% of retail revenue. A downward trend of low-carb sales began late in the second quarter of 2004, continued for the remainder of 2004 and through the first quarter of 2005. Additionally, overall retail sales declined as a result of operating fewer stores: 2,509 company-owned stores as of March 31, 2005 versus 2,549 as of March 31, 2004.
      Franchise. Revenues in our Franchise segment decreased $11.6 million, or 18.1%, to $52.6 million for the three months ended March 31, 2005, compared to $64.2 million for the same period in 2004. This decrease was primarily the result of decreased wholesale product sales to franchisees of $10.9 million and a decrease in franchise royalty revenue of $0.6 million; both were a result of lower retail sales at the franchise stores, as our franchisees experienced the same decline in low-carb product sales as the corporate stores, and higher discounts provided to the franchisees to support our first quarter 2005 promotions. Additionally, domestic franchise retail sales declined as a result of operating fewer domestic stores: 1,261 domestic franchise stores at March 31, 2005 compared with 1,335 as of March 31, 2004. The number of international stores, to whom we sell fewer products, increased to 767 as of March 31, 2005 versus 666 as of March 31, 2004. Decreases in other revenue accounted for the remaining $0.1 million decrease.
      Manufacturing/Wholesale. Revenues in our Manufacturing/Wholesale segment remained relatively flat with a decrease of $0.2 million, or 0.7%, to $28.6 million for the three months ended March 31, 2005 compared to $28.8 million for the same period in 2004.

Cost of Sales
      Consolidated cost of sales, which includes product costs, costs of warehousing and distribution and occupancy costs, decreased $16.8 million, or 6.8%, to $230.4 million for the three months ended March 31, 2005 compared to $247.2 million for the same period in 2004. This decrease was primarily driven by lower consolidated total revenue which directly and proportionately decreased our cost of sales, while costs from warehousing and distribution and occupancy remained relatively unchanged. Consolidated costs of sales, as a percentage of net revenue, was 68.5% for the three months ended March 31, 2005, compared to 66.3% for the same period in 2004.
      Consolidated product costs decreased $17.8 million, or 9.5%, to $169.7 million for the three months ended March 31, 2005 compared to $187.5 million for the same period in 2004. The decrease in consolidated product costs was a result of a shift in the sales mix from lower margin, third party low-carb products in 2004 to higher margin, GNC brand products in 2005, including improved margins and efficiencies at our South Carolina manufacturing facility, offset by increased promotional pricing in the first quarter of 2005. The consolidated product costs as a percentage of net revenue was 50.4% and 50.3% for the three months ended March 31, 2005 and 2004, respectively. Included in product costs in 2004 is $1.3 million of expense as a result of adjustments due to increased inventory valuation related to the Acquisition.
      Consolidated warehousing and distribution costs increased $0.2 million, or 1.6%, to $13.0 million for the three months ended March 31, 2005 compared to $12.8 million for the same period in 2004. This increase was a result of increased fuel costs, offset by decreases, due to efficiencies, in wages and other warehousing costs. Consolidated warehousing and distribution costs, as a percentage of net revenue, was 3.9% for the three months ended March 31, 2005, compared to 3.4% for the same period in 2004.
      Consolidated occupancy costs increased $0.8 million, or 1.7%, to $47.7 million for the three months ended March 31, 2005 compared to $46.9 million for the same period in 2004. This increase was primarily due to an increase in depreciation expense of $0.9 million, offset by decreases in lease-related expenses of $0.1 million. This increase in depreciation expense resulted from increased capital expenditures of shorter lived store assets than in prior years. Consolidated occupancy costs, as a percentage of net revenue, was 14.2% for the three months ended March 31, 2005, compared to 12.5% for the same period in 2004.

Selling, General and Administrative Expenses
      Our consolidated selling, general and administrative expenses, including compensation and related benefits, advertising and promotion expense, other selling, general and administrative expenses, and amortization expense (“SG&A”), decreased $0.6 million, or 0.7%, to $90.8 million, for the three months ended March 2005, compared to $91.4 million for the same period in 2004. Our consolidated SG&A expense, as a percentage of net revenues, was 26.9% during the three months ended March 31, 2005 compared to 24.5% for the same period in 2004.
      Consolidated compensation and related benefits decreased $3.8 million, or 6.2%, to $57.3 million for the three months ended March 31, 2005 compared to $61.1 million for the same period in 2004. The decrease was the result of decreases in incentives and commission expense of $3.0 million and other costs of $0.8 million.
      Consolidated advertising and promotion expenses increased $2.0 million, or 15.9%, to $14.6 million for the three months ended March 31, 2005 compared to $12.6 million during the same period in 2004. Advertising expense increased due to additional expenditures in 2005 for television advertising of $2.0 million. This advertising was done to support specific GNC brand and third-party product promotions.
      Consolidated other selling, general and administrative expenses, including amortization expense, increased $1.2 million, or 6.8%, to $18.9 million for the three months ended March 31, 2005 compared to $17.7 million for the same period in 2004. The primary reason for the increase was an increase in bad debt expense of $1.1 million.

Foreign Currency Gain
      Consolidated foreign currency gain decreased $0.1 million for the three months ended March 31, 2005 to a gain of $0.1 million compared to a gain of $0.2 million for the three months ended March 31, 2004.

Other Income
      Other income for the three months ended March 31, 2005 was $2.5 million, which was recognition of transaction fee income related to the transfer of our Australian franchise. There was no other income for the same period in 2004.

Operating Income
      Consolidated. As a result of the foregoing, operating income decreased $16.4 million, or 48.0%, to $17.8 million for the three months ended March 31, 2005 compared to $34.2 million for the same period in 2004. Operating income as a percentage of net revenues was 5.3% for the three months ended March 31, 2005 compared to 9.2% for the same period in 2004.
      Retail. Operating income decreased $17.5 million, or 49.4%, to $17.9 million for the three months ended March 31, 2005 compared to $35.4 million for the same period in 2004. The decrease was primarily a result of decreased margin as a result of decreased sales, increases in occupancy and advertising expenses, offset by decreases in salaries and benefits and other selling, general and administrative expenses.
      Franchise. Operating income decreased $6.3 million, or 36.8%, to $10.8 million for the three months ended March 31, 2005 compared to $17.1 million for the same period in 2004. The decrease was principally a result of decreased wholesale product sales of $10.9 million and an increase in bad debt charges of $0.9 million.
      Manufacturing/Wholesale. Operating income increased $3.9 million, or 47.6%, to $12.1 million for the three months ended March 31, 2005 compared to $8.2 million for the same period in 2004. This increase was primarily a result of improved margins on third-party sales and increased manufacturing efficiencies at our South Carolina manufacturing facility.
      Warehousing & Distribution Costs. Unallocated warehousing and distribution costs remained at $12.7 million for the three months ended March 31, 2005 compared to the same period in 2004. We recognized significant increases in fuel costs, which were offset by efficiency savings in warehousing costs.
      Corporate Costs. Operating expenses decreased $1.0 million, or 7.2%, to $12.8 million for the three months ended March 31, 2005 compared to $13.8 million for the same period in 2004. This decrease was primarily a result of decreases in: (1) wage and benefit costs, (2) insurance costs and (3) research and development costs, offset by increases in legal and accounting fees.

Interest Expense
      Interest expense increased $4.7 million, or 54.0%, to $13.4 million for the three months ended March 31, 2005 compared to $8.7 million for the same period in 2004. This increase was due to the write-off of $3.9 million of deferred financing fees, a result of the retirement of $185.0 million of our bank debt, and a higher fixed interest rate on the $150.0 million Senior Notes, which replaced a portion of our bank debt.

Income Tax Expense
      We recognized $1.6 million of consolidated income tax expense during the three months ended March 31, 2005 compared to $9.3 million of expense for the same period of 2004. Our effective tax rate for three months ended March 31, 2005 was 36.1% versus 36.4% for the same period in 2004.

Net Income
      As a result of the foregoing, consolidated net income decreased $13.4 million to $2.8 million for the three months ended March 31, 2005 from $16.2 million for the same period in 2004.

Other Comprehensive Loss
      We recognized $0.3 million of foreign currency translation loss for the three months ended March 31, 2005 compared to $0.4 million for the same period in 2004. The amounts recognized in each period resulted from foreign currency translation adjustments related to the investment in and receivables due from our Canadian and Australian subsidiaries.
Comparison of Twelve Months Ended December 31, 2004 and December 31, 2003
Revenues
      Consolidated. Our consolidated net revenues decreased $84.8 million, or 5.9%, to $1,344.7 million for the twelve months ended December 31, 2004 compared to $1,429.5 million for the same period in 2003. The decrease was the result of decreases in our Retail and Franchise segments, offset by slight increases in our Manufacturing/Wholesale segment.
      Retail. Revenues in our Retail segment decreased $57.7 million, or 5.4%, to $1,001.8 million for the twelve months ended December 31, 2004 compared to $1,059.5 million for the same period in 2003. The revenue decrease occurred primarily in our diet category and, to a lesser extent, the sports nutrition category. The diet category experienced a sharp drop in sales from 2003 primarily due to the (1) discontinuation in June 2003 of sales of products containing ephedra and (2) a decrease in sales of low carb products. Sales from ephedra products were $35.2 million for the twelve months ended December 31, 2003. This decrease was offset partially by the first quarter of 2004 sales of low-carb products and diet products intended to replace the ephedra products. However, beginning in the second quarter of 2004 and continuing for the remainder of 2004, sales of low-carb products decreased significantly from the prior year. Beginning in the second quarter of 2004, and especially for the second half of 2004, the sports nutrition category saw a decrease in sales of meal replacement bars (“bars”). We believe that these decreases are largely a result of low-carb products and bars having become more readily available in the marketplace since the prior year. Additionally, overall retail sales declined as a result of operating 2,642 company-owned stores as of December 2004 versus 2,748 as of December 2003. Comparable store sales in company-owned domestic stores declined 4.1% for the twelve months ended December 31, 2004 compared with the same period in 2003. Comparable store sales in company-owned Canadian stores improved 3.6% for the twelve months ended December 31, 2004 compared with the same period in 2003.
      Franchise. Revenues in our Franchise segment decreased $29.0 million, or 11.4%, to $226.5 million for the twelve months ended December 31, 2004, compared to $255.5 million for the same period in 2003. These decreases were the result of: (1) a decrease in wholesale product sales to franchisees of $17.2 million, which was the result of lower retail sales at our franchise stores, as our franchise stores had similar decreases in sales of diet products as our company-owned (2) our decision to limit sales of company-owned stores to franchisees (“conversions”) which resulted in a decline of $9.5 million, as there were nine such sales in 2004 compared with 65 in 2003, and (3) a decrease in franchise fee revenue of $1.2 million, and a decrease in other revenue areas of $1.1 million.
      Manufacturing/ Wholesale. Revenues in our Manufacturing/Wholesale segment increased $1.9 million, or 1.7%, to $116.4 million for the twelve months ended December 31, 2004 compared to $114.5 million for the same period in 2003. This increase was the result of increases in: (1) third-party sales at our Australian manufacturing facility of $2.1 million, (2) sales to Rite Aid of $1.7 million, and (3) sales to drugstore.com of $1.0 million, offset by a decrease in third-party sales from our South Carolina manufacturing facility of $2.9 million.
Cost of Sales
      Consolidated cost of sales, which includes product costs, costs of warehousing and distribution and occupancy costs, decreased $103.3 million, or 10.3%, to $895.2 million for the twelve months ended December 31, 2004 compared to $998.5 million for the same period in 2003. Consolidated costs of sales, as a percentage of net revenue, was 66.5% for the twelve months ended December 31, 2004, compared to 69.9% for the same period in 2003.
      Consolidated product costs decreased $82.1 million, or 11.1%, to $657.1 million for the twelve months ended December 31, 2004 compared to $739.2 million for the same period in 2003. Consolidated product costs as a percentage of net revenue dropped to 48.8% for the twelve months ended December 31, 2004 from 51.7% for the same period in 2003. This decrease was a result of the following: (1) improved margins in the Retail segment as a result of increased sales of higher margin GNC proprietary products and decreased sales of lower margin third-party products, (2) improved management of inventory which resulted in lower product costs due to fewer inventory losses from expired product, and (3) improved efficiencies in our South Carolina manufacturing facility. Included in product costs in 2004 is $1.3 million of expense as a result of adjustments due to increased inventory valuation related to the Acquisition.
      Consolidated warehousing and distribution costs increased $3.9 million, or 8.3%, to $50.8 million for the twelve months ended December 31, 2004 compared to $46.9 million for the same period in 2003. This increase in costs was primarily a result of a $7.7 million increase in unreimbursed expenses from trucking services provided to our vendors and former affiliates, which was partially offset by reduced wages of $2.3 million and operating expenses of $1.5 million for the twelve months ended December 31, 2004 compared with the same period in 2003.
      Consolidated occupancy costs decreased $25.1 million, or 11.8%, to $187.3 million for the twelve months ended December 31, 2004 compared to $212.4 million for the same period in 2003. This decrease was primarily due to a reduction in depreciation expense of $17.3 million as a result of the revaluation of our assets due to purchase accounting relating to the Acquisition. Reductions in rental expenses as a result of fewer stores operating and more favorable lease terms, accounted for another $3.5 million of the decrease. The remaining $4.3 million decrease occurred in other occupancy related expenses. This was offset by a one-time non-cash pre-tax rent charge of $0.9 million in the fourth quarter of 2004 related to a correction in our lease accounting policies. See the “Basis of Presentation and Summary of Significant Accounting Policies” note to our consolidated financial statements included elsewhere in this prospectus.
Selling, General and Administrative Expenses
      Our consolidated selling, general and administrative expenses, including compensation and related benefits, advertising and promotion expense, other selling, general and administrative expenses, and amortization expense, decreased $19.0 million, or 5.2%, to $347.6 million, for the twelve months ended December 31, 2004, compared to $366.6 million for the same period in 2003. Our consolidated selling, general and administrative expenses, including compensation and related benefits, advertising and promotion expense, other selling, general and administrative expenses, and amortization expense, as a percentage of net revenues, were 25.8% during the twelve months ended December 31, 2004 compared to 25.6% for the same period in 2003.
      Consolidated compensation and related benefits decreased $21.7 million, or 8.6%, to $230.0 million for the twelve months ended December 31, 2004 compared to $251.7 million for the same period in 2003. The decrease was the result of decreases in: (1) acquisition related charges for change in control and retention bonuses recognized in 2003 of $8.7 million, (2) incentives and commissions expense of $6.2 million, (3) stock based compensation expense recognized in 2003 of $4.3 million, (4) group health insurance and workers compensation expense of $1.2 million, (5) relocation costs of $1.0 million, and (6) other compensation and related benefit expenses of $0.3 million.
      Consolidated advertising and promotion expenses increased $5.1 million, or 13.1%, to $44.0 million for the twelve months ended December 31, 2004 compared to $38.9 million during the same period in 2003. Advertising expense increased during the twelve months of 2004 compared to the same period in 2003 in the following areas: (1) direct marketing to our gold card customers increased $1.9 million, (2) general marketing costs increased $1.4 million, (3) product specific TV advertising increased $0.5 million, (4) store signage costs increased $0.6 million, and (5) other advertising expenses increased by $0.7 million.

      Consolidated other selling, general and administrative expenses, including amortization expense, decreased $2.3 million, or 3.0%, to $73.7 million for the twelve months ended December 31, 2004 compared to $76.0 million for the same period in 2003. The primary reasons for the decrease were: (1) a decrease of $3.6 million in research and development costs, (2) reduced bad debt expense of $4.0 million, (3) reduced amortization expense of $3.1 million, (4) reduced one time costs previously incurred as a result of the Acquisition of $2.4 million, and (5) a reduction of $1.3 million in credit card transaction expenses. These decreases were offset by: (1) a $4.6 million increase in insurance expense, (2) a $3.5 million increase in other professional fees, of which $0.8 million was related to our ongoing efforts to prepare for Sarbanes-Oxley requirements, (3) an increase of $0.6 million in hardware and software maintenance costs, and (4) an increase of $3.6 million in other operating expenses.
Other Income and Expense
      For the twelve months ended December 31, 2003, we received $7.2 million in non-recurring legal settlement proceeds related to raw material pricing litigation. We received no proceeds from legal settlements for the twelve months ended December 31, 2004.
      Consolidated foreign currency gain decreased $2.6 million, or 89.7%, for the twelve months ended December 31, 2004 to a gain of $0.3 million compared to a gain of $2.9 million for the twelve months ended December 31, 2003.
Impairment of Goodwill and Intangible Assets
      Management initiated an evaluation of the carrying value of goodwill and indefinite-lived intangible assets as of October 1, 2004 and based on that evaluation found there to be no charge to impairment for 2004. In October 2003, Numico entered into an agreement to sell GNCI for a purchase price that indicated a potential impairment of our long-lived assets. Accordingly, management initiated an evaluation of the carrying value of goodwill and indefinite-lived intangible assets as of September 30, 2003. As a result of this evaluation, an impairment charge of $709.4 million (pre-tax) was recorded for goodwill and other indefinite-lived intangibles in accordance with SFAS No. 142.
Operating Income (Loss)
      Consolidated. As a result of the foregoing, operating income increased $737.0 million, to $102.1 million for the twelve months ended December 31, 2004 compared to $634.9 million operating loss for the same period in 2003. For the twelve months ended December 31, 2003, we recognized a $709.4 million impairment charge relating to the write down of our goodwill and intangible assets, with no impairment charges in 2004. Operating income as a percentage of net revenues was 7.7% for the twelve months ended December 31, 2004 compared to a 44.4% operating loss for the same period in 2003.
      Retail. Operating income increased $22.0 million, or 25.7%, to $107.7 million for the twelve months ended December 31, 2004 compared to $85.7 million for the same period in 2003. The increase was a result of improved margins due to the sales shift to higher margin items, decreased depreciation expense and decreased rental costs due to operating fewer stores, offset by an increase in advertising and marketing expenses.
      Franchise. Operating income decreased $3.7 million, or 5.6%, to $62.4 million for the twelve months ended December 31, 2004 compared to $66.1 million for the same period in 2003. The decrease was principally a result of fewer sales of company-owned stores to franchisees and decreased wholesale product sales.
      Manufacturing/Wholesale. Operating income increased $12.9 million, or 50.2%, to $38.6 million for the twelve months ended December 31, 2004 compared to $25.7 million for the same period in 2003. This increase was primarily the result of increased revenues to our third-party customers, more favorable contract terms from a new agreement with Rite Aid, and decreased depreciation expense at our manufacturing facilities.

      Warehousing & Distribution Costs. Unallocated warehousing and distribution costs increased $5.2 million, or 11.8%, to $49.3 million for the twelve months ended December 31, 2004 compared to $44.1 million for the same period in 2003. This increase in costs was primarily a result of decreased income from trucking services provided to our vendors and former affiliates, which was partially offset by reduced wages and related expenses.
      Corporate Costs. Operating expenses decreased $8.8 million, or 13.3%, to $57.3 million for the twelve months ended December 31, 2004 compared to $66.1 million for the same period in 2003. This decrease was the result of decreases in: (1) research and development costs, (2) wage and benefit expense, and (3) one time transaction costs in preparing GNC for the Acquisition, offset by increases in (1) insurance costs, (2) professional fees, and (3) other operating expenses.
      Other. Income from legal settlements decreased by $7.2 million for the twelve months ended December 31, 2004, compared to the same period in 2003. The $7.2 million in non-recurring legal settlement proceeds related to raw material pricing litigation in the twelve months ended December 31, 2003.
Interest Expense
      Interest expense decreased $89.5 million, or 72.2%, to $34.4 million for the twelve months ended December 31, 2004 compared to $123.9 million for the same period in 2003. This decrease was primarily attributable to the new debt structure after the Acquisition. The new debt structure consists of: (1) a $285.0 million term loan, with interest payable at an average rate of 5.42% for the twelve months ended December 31, 2004, (2) $215.0 million of the Senior Subordinated Notes with interest payable at 8 1/2%, and (3) a $75.0 million revolving loan facility, with interest expense payable at an average rate of 0.79% for the twelve months ended December 31, 2004, consisting of commitment fees and letter of credit fees, of which $8.0 million was used for letters of credit at December 31, 2004. Our new debt structure replaces our previous debt structure, which included intercompany debt of $1.8 billion, which was payable to Numico at an annual interest rate of 7.5%.
Income Tax Expense (Benefit)
      We recognized $25.1 million of consolidated income tax expense during the twelve months ended December 31, 2004 compared to a $174.3 million benefit for the same period of 2003. The increased tax expense for the twelve months ended December 31, 2004, was a result of an increase in income before income taxes of $67.7 million. The effective tax rate for the twelve months ended December 31, 2004 was a 37.0% expense, compared to an effective tax rate of a 39.2% expense for the 27 days ended December 31, 2003 and a 23.0% benefit, for the period January 1, 2003 to December 4, 2003, which was primarily the result of a valuation allowance on deferred tax assets associated with interest expense on the related party push down debt from Numico. We believed that as of December 4, 2003, it was unlikely that future taxable income would be sufficient to realize the tax assets associated with the interest expense on the related party push down debt from Numico. Thus, a valuation allowance was recorded. According to the Purchase Agreement, Numico has agreed to indemnify us for any subsequent tax liabilities arising from periods prior to the Acquisition.
Net Income (Loss)
      As a result of the foregoing, consolidated net income increased $627.1 million to $42.6 million for the twelve months ended December 31, 2004 compared to a loss of $584.5 million for the same period in 2003. For the twelve months ended December 31, 2003, we recognized a $709.4 million (pre-tax) impairment charge relating to the write down of our goodwill and intangible assets, with no impairment in 2004. Although revenues decreased, these decreases were offset by improved margins, operating cost reductions, a decrease in impairment charges and a significant decrease in interest expense.

Other Comprehensive Income (Loss)
      We recognized $0.9 million of foreign currency gain for the twelve months ended December 31, 2004 compared to $1.9 million for the same period in 2003. The amounts recognized in each period resulted from foreign currency adjustments related to the investment in and receivables due from our Canadian and Australian subsidiaries.
Comparison of Twelve Months Ended December 31, 2003 and December 31, 2002
Revenues
      Consolidated. Our consolidated net revenues increased $4.5 million, or 0.3%, to $1,429.5 million during the twelve months ended December 31, 2003 compared to $1,425.0 million during the same period in 2002. This increase occurred in our Manufacturing/ Wholesale segment and was offset with decreases in the Retail and Franchise segments.
      Retail. Revenues in our Retail segment decreased $9.1 million, or 0.9%, to $1,059.5 million during the twelve months ended December 31, 2003 compared to $1,068.6 million during the same period in 2002. This decrease was primarily attributable to declines in 2003 sales of products containing ephedra, which we discontinued selling in June 2003, offset by sales of additional products in the diet category and the closing of 150 stores, net. For the twelve months ended December 31, 2003 and December 31, 2002, sales of ephedra products were $35.2 million and $182.9 million, respectively. We thoroughly reviewed our product pricing in the fourth quarter of 2002 and determined that our single unit pricing was not competitive with other market participants. A primary reason for higher single unit pricing was the creation of artificially high single unit prices to compensate for BOGO (Buy One Get One half price) pricing. At the beginning of December 2002, we repriced most of our proprietary products and eliminated BOGO pricing. The effect was to lower prices with the expectation that customers would buy single units due to the elimination of the incentive to buy two units. We expected that the decision to buy single units would lead to a shorter cycle time between customer visits and a corresponding increase in transaction counts. As a result of eliminating BOGO pricing in December, 2002, the average ticket price per transaction for company-owned stores decreased by 3.7% during the twelve months ended December 31, 2003 compared to the same period in 2002. Transaction counts, however, rose by 3.9% during this same period. Company-owned same store sales growth improved 0.1% during the twelve months ended December 31, 2003.
      Franchise. Revenues in our Franchise segment decreased $0.6 million, or 0.2%, to $255.5 million during the twelve months ended December 31, 2003 compared to $256.1 million during the same period in 2002. The decrease was caused by a reduction in product sales to our franchisees of approximately $7.2 million, offset by increases in revenues from sales of company-owned stores to franchisees of $4.8 million and increases in royalties, franchise fees and other revenue of $1.8 million. A portion of the decrease in product sales was attributable to declines in sales to franchisees of products containing ephedra in 2003. Same store sales growth for our U.S. franchised stores improved 0.8% for the twelve months ended December 31, 2003.
      Manufacturing/ Wholesale. Revenues in our Manufacturing/ Wholesale segment increased $14.2 million, or 14.2%, to $114.5 million, during the twelve months ended December 31, 2003 compared to $100.3 million during the same period in 2002. This revenue increase was primarily due to the increased utilization of available manufacturing capacity for additional third-party customers.
Cost of Sales
      Consolidated cost of sales, which includes product costs, costs of warehousing and distribution and occupancy costs, as a percentage of net revenues, was 69.8% during the twelve months ended December 31, 2003 compared to 68.1% during the same period of the prior year. Consolidated cost of sales increased $28.6 million, or 2.9%, to $998.5 million during the twelve months ended December 31, 2003 compared to $969.9 million during the same period in 2002.

      Consolidated product costs increased $21.4 million, or 3.0%, to $739.2 million during the twelve months ended December 31, 2003 compared to $717.8 million during the same period in 2002. The increased cost was primarily due to our increasing sales of energy and meal replacement bars in the diet and sports nutrition products categories. These products carry lower margins than other products within these categories or within the VMHS category. Also included in production costs is $0.4 million of expense as a result of adjustments due to increased inventory valuation related to the Acquisition.
      Consolidated warehousing and distribution costs increased $4.0 million, or 9.3%, to $46.9 million during the twelve months ended December 31, 2003 compared to $42.9 million during the same period in 2002. This increase was primarily due to an increase in the number of tractors, trailers and drivers required to provide trucking services to an affiliate, Rexall. Due to the sale of the Rexall business in July 2003 by Numico, the revenue from freight deliveries declined significantly. In September 2003, we began to reduce the fleet to match these freight requirements.
      Consolidated occupancy costs increased $3.2 million, or 1.5%, to $212.4 million during the twelve months ended December 31, 2003 compared to $209.2 million during the same period in 2002. This increase was primarily due to increased depreciation of approximately $4.5 million at our company-owned stores related to our store reset and upgrade program that was completed in the fourth quarter of 2002, and disposal costs of $2.9 million for company-owned stores that were closed during this same period. Additionally, common area maintenance charges related to the stores increased. These increases were offset by decreases in base and percentage rent charges and other occupancy related accounts.
Selling, General and Administrative Expenses
      Our consolidated selling, general and administrative expenses, including compensation and related benefits, advertising and promotion expenses, other selling, general and administrative expenses and amortization expenses, as a percentage of net revenues, were 25.6% during the twelve months ended December 31, 2003, compared to 26.9% for the same period during 2002. Selling, general and administrative expenses decreased $16.7 million, or 4.4%, to $366.6 million during the twelve months ended December 31, 2003 from $383.3 million during the same period in 2002.
      Consolidated compensation and related benefits increased $6.5 million, or 2.7%, to $251.7 million during the twelve months ended December 31, 2003 compared to $245.2 million during the same period in 2002. The increase was primarily due to increased health insurance and workers’ compensation expense of $1.2 million, change in control and retention bonuses of $8.7 million, non-cash charges for stock compensation of $6.4 million, and increased incentives and commissions of $7.3 million. These increases were offset by a reduction in base wages, severance costs, and other wage related expenses of $17.1 million.
      Consolidated advertising and promotion expenses decreased $13.2 million, or 25.3%, to $38.9 million during the twelve months ended December 31, 2003 compared to $52.1 million during the same period in 2002. This decrease was primarily due to decreased direct marketing to our Gold Card members of $21.7 million for the twelve months ended December 31, 2003 compared to $26.9 million during the same period in 2003. The remaining reduction in advertising was due to the elimination of our NASCAR sponsorship and a significant reduction in media spending, as we did not repeat the advertising done in the third and fourth quarters of 2002, to announce a grand reopening of GNC after the store reset was completed.
      Consolidated other selling, general and administrative expenses including amortization expense, decreased $10.0 million, or 11.6%, to $76.0 million during the twelve months ended December 31, 2003 compared to $86.0 million during the same period in 2002. The decrease was primarily due to reductions in operational accounts, including a decrease in bad debt expense of $4.3 million, a decrease in charges for insufficient funds checks presented at the stores of $0.9 million, a decrease in travel and entertainment expenses of $0.6 million, and a $1.2 aggregate reduction in all other operating accounts. Additionally, there was a decrease in amortization expense of $3.0 million for the twelve months ended December 31, 2003 compared with the same period in 2002.

Other Income and Expense
      For the twelve months ended December 31, 2003 and 2002, we received $7.2 million and $214.4 million, respectively, in non-recurring legal settlement proceeds related to raw material pricing litigation.
      Consolidated foreign currency gain increased $6.0 million for the twelve months ended December 31, 2003 to a gain of $2.9 million compared to a loss of $3.1 million for the twelve months ended December 31, 2002.
      We recognized gain of $5.0 million on the sale of marketable securities in the twelve months ended December 31, 2002.
Impairment of Goodwill and Intangible Assets
      In October 2003, Numico entered into an agreement to sell GNCI for a purchase price that indicated a potential impairment of our long-lived assets. Accordingly, management initiated an evaluation of the carrying value of goodwill and indefinite-lived intangible assets as of September 30, 2003. As a result of this evaluation, an impairment charge of $709.4 million, pre-tax, was recorded for goodwill and other indefinite-lived intangibles in accordance with SFAS No. 142.
Operating Income (Loss)
      Consolidated. Consolidated operating income (loss) as a percentage of sales was (44.4%) during the year ended 2003 compared to 4.6% during the same period of the prior year. Consolidated operating income decreased $701.0 million, generating a loss of $634.9 million during the twelve months ended December 31, 2003 compared with income of $66.1 million during the same period in 2002. For the 27 days ended December 31, 2003, we generated operating income of $3.4 million.
      Retail. Operating income decreased $1.1 million, or 1.3%, to $85.7 million during the twelve months ended December 31, 2003 compared to $86.8 million in the same period in 2002. Retail margins were down $15.2 million, primarily due to decreased sales of products containing ephedra, and sales mix changes. This decrease was offset with reduced spending in advertising of $12.8 million, reduced selling, general and administrative expenses of $7.1 million, and increased wages of $5.8 million.
      Franchise. Operating income increased $0.7 million, or 1.1%, to $66.1 million during the twelve months ended December 31, 2003 compared to $65.4 million in the same period in 2002. Franchise margins decreased $4.3 million, or 5.0%, as we provided additional incentives to our franchisees to purchase products at discounted prices. This margin decrease was offset with a decrease in selling, general and administrative expenses of $4.7 million, primarily due to a decrease in bad debt expense related to the franchisee receivables and note portfolio.
      Manufacturing/ Wholesale. Operating income decreased $0.1 million, or 0.4%, to $25.7 million during the twelve months ended December 31, 2003 compared to $25.8 million in the same period in 2002.
      Warehousing & Distribution Costs. As reported in the cost of sales discussion, unallocated warehousing and distribution costs increased $3.8 million, or 9.4%, to $44.1 million for the twelve months ended December 31, 2003 compared to $40.3 million during the same period in 2002.
      Corporate Costs. Operating expense increased $6.5 million or 10.2% to $70.4 million during the twelve months ended December 31, 2003 compared to $63.9 million in the same period in 2002. The primary reason for this increase was an increase in change in control, retention, and incentive expense and health insurance costs in 2003.
      Other. Other costs increased $690.2 million, to $697.9 million during the twelve months ended December 31, 2003, compared to $7.7 million in the same period in 2002. Included in these costs were $709.4 and $222.0 million impairment charges for 2003 and 2002, respectively, and $7.2 million and $214.4 million income in 2003 and 2002, respectively, for settlement income related to a raw material pricing settlement.

Interest Expense
      Consolidated interest expense decreased $12.4 million, or 9.1%, to $123.9 million during the twelve months ended December 31, 2003 compared to $136.3 million during the same period in 2002. This decrease was primarily due to a reduced outstanding principal balance of $1,750.0 million at December 4, 2003 compared to $1,825.0 million in 2002, and a new debt structure after the Acquisition of GNCI by Apollo on December 5, 2003. The actual interest expense for the 27 days ended December 31, 2003 was $2.8 million. If the Numico debt of $1,750.0 million had remained in place for those 27 days, interest expense would have been $9.7 million for the 27 days ended December 31, 2003.
Income Tax Benefit (Expense)
      We recognized a $174.3 million consolidated income tax benefit during the twelve months ended December 31, 2003 and a $1.0 million income tax expense during the twelve months ended December 31, 2002. The increased benefit recognized was primarily due to the additional impairment of deductible intangible assets recognized during the period. Additionally, differences between the federal statutory tax rate and our effective tax rate were primarily due to the impairment of non-deductible goodwill and a valuation allowance against interest expense.
Loss from Cumulative Effect of Accounting Change
      We adopted SFAS No. 142 on January 1, 2002, which requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. Upon adoption of SFAS No. 142, we recorded a one-time, non-cash charge of $889.7 million, net of tax, to reduce the carrying amount of goodwill and other intangibles to their implied fair value. The impairment resulted from several factors, including the declining performance by us and the overall industry, increased competition, diminished contract manufacturing growth, and differences in the methods of determining impairments under SFAS No. 142 compared to the previously applicable guidance.
Net (Loss) Income
      As a result of the foregoing, consolidated net loss for the twelve months ended December 31, 2003 decreased $376.4 million to a net loss of $584.5 million compared to a net loss of $960.9 million for the twelve months ended December 31, 2002. For the 27 day period subsequent to the Acquisition of GNC by Apollo which ended December 31, 2003, we generated net income of $0.4 million.
Other Comprehensive Income (Loss)
      We recognized $1.9 million in income in the twelve months ended December 31, 2003 compared to a $1.8 million loss in the twelve months ended December 31, 2002. The entire $1.9 million of income during the twelve months ended December 31, 2003 is a result of foreign currency translation adjustments related to the investment in our Canadian subsidiary and receivables due from such subsidiary. During the twelve months ended December 31, 2002, unrealized loss in marketable equity securities of $3.3 million was recognized, net of tax benefit of $1.2 million, and an additional $0.3 million in currency exchange translation income.
Liquidity and Capital Resources
      At March 31, 2005, we had $77.8 million in cash and cash equivalents and $265.3 million in working capital compared with $85.1 million in cash and cash equivalents and $283.5 million in working capital at December 31, 2004. The $18.2 million decrease in working capital was primarily driven by the cash on hand piece of the repayment of a portion of our indebtedness under the term loan facility offset by an accumulation of cash from operations, and reductions in current maturities.

Cash Provided by Operating Activities
      Cash provided by operating activities was $35.5 million and $48.4 million for the three months ended March 31, 2005 and 2004, respectively. The primary reason for the change in each year was changes in working capital accounts. For the three months ended March 31, 2005 and 2004, inventory increased $23.2 million and $31.8 million, respectively, as a result of increasing our finished goods and bulk inventory and a decrease in our reserves. Primarily as a result of the increase in inventory, accounts payable increased by $26.2 million and $36.8 million for the three months ended March 31, 2005 and 2004, respectively. Franchise notes receivable decreased $3.6 million and $3.2 million for the three months ended March 31, 2005 and 2004, respectively, as a result of payments on existing notes and fewer franchise store openings than in prior years. Other assets decreased $3.9 million for the three months ended March 31, 2004, primarily as a result of a refund of deposits of $4.4 million previously pledged as collateral for worker compensation letters of credit. Accrued liabilities decreased $7.7 million for the three months ended March 31, 2004, primarily a result of reductions of incentives, change of control payments, and other payroll accruals of $9.6 million, offset by a $1.4 million increase in deferred revenue and increases in other accruals of $0.5 million.
      Historically, we have funded our operations through internally generated cash. Cash provided by operating activities was $83.5 million, $97.6 million, and $111.0 million during the twelve months ended December 31, 2004, 2003, and 2002, respectively. The primary reason for the change in each year was changes in working capital accounts. In 2004, inventory increased $24.7 million, a result of increasing our finished goods and bulk inventory and a decrease in our reserves. Franchise notes receivable decreased $11.6 million in 2004, a result of payments on existing notes and fewer franchise store openings than in prior years. Accrued liabilities decreased $22.6 million in 2004, primarily a result of (1) reductions of incentives, change of control payments, and other payroll accruals of $12.8 million, (2) reduction in legal accruals of $4.2 million, (3) a reduction in our store closing accrual of $4.3 million, and (4) a reduction in our sales return allowance and other accounts of $1.3 million. Receivables decreased in 2003 due to the receipt of $134.8 million in January 2003 from legal settlement proceeds relating to raw material pricing litigation, offset by $70.6 million related to the settlement at December 4, 2003 of a receivable due from Numico, which was generated from periodic cash sweeps by our former parent since the beginning of 2003. Receivables increased $132.6 million in 2002 primarily due to the recording of a raw material pricing settlement receivable of $134.8 million. Accounts payable increased in 2002 due to the recording of various amounts due from GNCI to Numico, and an affiliated purchasing subsidiary, Nutraco.
Cash Used in Investing Activities
      We used cash from investing activities of approximately $4.9 million and $13.3 million for the three months ended March 31, 2005 and 2004, respectively. Capital expenditures were $4.4 million and $5.3 million during the three months ended March 31, 2005 and 2004, respectively. Capital expenditures were for improvements to our retail stores and South Carolina manufacturing facility. Additionally, in 2004, we paid $7.7 million in expenses related to the Acquisition.
      We used cash from investing activities of approximately $27.0 million, $771.5 million, and $44.5 million for the twelve months ended December 31, 2004, 2003, and 2002, respectively. We used $738.1 million to acquire GNCI from Numico in 2003. This $738.1 million was reduced by approximately $12.7 million for a purchase price adjustment received in April, 2004, and increased by $7.8 million for other acquisition costs, for a net purchase price of $733.2 million. The remaining primary use of cash in each year was for improvements to the retail stores and on-going improvements at our manufacturing facility. Capital expenditures decreased $4.5 million in 2004 compared to 2003. The decrease in cash used for investing activities in the twelve months ended December 31, 2003 compared to the same period in 2002 was the result of a decrease of $19.1 million in capital expenditures in 2003 and the receipt of $7.4 million in proceeds from the sale of marketable securities in 2002. Capital expenditures were $28.3 million, $32.8 million, and $51.9 million during the twelve months ended December 31, 2004, 2003, and 2002, respectively.

Cash Used in and Provided by Financing Activities
      We used cash in financing activities of approximately $37.9 million and $0.2 million for the three months ended March 31, 2005 and 2004, respectively. In January 2005, we issued $150.0 million aggregate principal amount of Senior Notes, and used the net proceeds from this issuance, along with additional cash on hand, to pay down $185.0 million of our indebtedness under our term loan facility. We also paid $3.8 million in fees related to the Senior Notes offering and paid down an additional $0.5 million of our debt. In 2004, our Parent issued common stock of $1.6 million, and paid down $1.0 million of our debt.
      We used cash in financing activities of approximately $4.5 million for the twelve months ended December 31, 2004. The primary uses of cash for the twelve months ended December 31, 2004 was for payments on long term debt of $3.8 million and for payment of financing fees related to the issuance of our Senior Subordinated Notes and a bank credit agreement amendment of $1.1 million. The primary use of cash in the period ended December 4, 2003 was principal payments on debt of Numico, of which we were a guarantor. For the 27 days ended December 31, 2003, the primary source of cash to fund the Acquisition was from borrowings under our senior credit facility of $285.0 million, proceeds from the issuance of shares of our parent’s common stock of $177.5 million and of our parent’s preferred stock of $100.0 million, and proceeds from our issuance of the Senior Subordinated Notes of $215.0 million. We used cash in financing activities of approximately $44.3 million for the twelve months ended December 31, 2002, primarily used to repay debt to related parties.
      On January 18, 2005, we issued $150.0 million aggregate principal amount of Senior Notes, with an interest rate of 8 5/8%. We used the net proceeds of this offering of $145.6 million, together with $39.4 million of cash on hand, to repay a portion of the indebtedness under its term loan facility. See the “Subsequent Events” note of the consolidated financial statements included elsewhere in this prospectus.
      In connection with the Acquisition, we entered into a senior credit facility consisting of a $285.0 million term loan facility and a $75.0 million revolving credit facility. We borrowed the full amount under the term loan facility in connection with the closing of the Acquisition. Borrowings under the senior credit facility bear interest at a rate per annum equal to (1) the higher of (x) the prime rate and (y) the federal funds effective rate, plus 0.5% per annum, or (2) the Eurodollar rate, plus in each case, an applicable margin, and in the case of revolving loans, such rates per annum may be decreased if our leverage ratio is decreased. In addition, we are required to pay an unused commitment fee equal to 0.5% per year. The term loan facility matures on December 5, 2009 and the revolving credit facility matures on December 5, 2008. The revolving credit facility allows for $50.0 million to be used as collateral for outstanding letters of credit, of which $8.0 million was used at December 31, 2004. At December 31, 2004, $67.0 million of this facility was available, after giving effect to the use of $8.0 million of the revolving credit facility to secure letters of credit. In general, the senior credit facility requires that certain net proceeds related to the sale of assets, insurance reimbursements, other proceeds and excess cash flow be used to pay down the outstanding balance. The senior credit facility contains normal and customary covenants including financial tests, (including maximum total leverage, minimum fixed charge coverage ratio and maximum capital expenditures) and places certain other limitations on us concerning our ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make optional payments or modifications of other debt instruments, and pay dividends or other payments on capital stock. See the “Long-Term Debt” Note of the consolidated financial statements included elsewhere in this prospectus.
      On December 5, 2003, we issued $215.0 million aggregate principal amount of the Senior Subordinated Notes in connection with the Acquisition. The Senior Subordinated Notes mature in 2010 and bear interest at the rate of 8 1/2% per annum. In addition, our parent’s equity sponsor and certain of our directors and members of senior management of GNC, made an equity contribution of $277.5 million in exchange for 29,566,666 shares of our parent’s common stock and in the case of our parent’s equity sponsor, 100,000 shares of our parent’s preferred stock. The proceeds of the equity contribution were contributed to GNC to fund a portion of the Acquisition price. In addition, our parent sold shares of its common stock for $200,000 to one of our outside directors shortly after consummation of the Acquisition and subsequently our parent sold shares of its common stock for approximately $1.7 million to certain members of our management. The proceeds of all of such sales were contributed by GNC.
      The primary use of cash in the period ended December 4, 2003 was principal payments on debt related to Numico, of which we were a guarantor. The primary use of cash in the twelve months ended December 31, 2002, was for payments on debt to related parties. The increase in cash used in financing activities in 2002 is due to additional repayments on short-term debt due to related parties in 2002.
      We expect to fund our operations through internally generated cash and, if necessary, from borrowings under our $75.0 million revolving credit facility. We expect our primary uses of cash in the near future will be debt service requirements, capital expenditures, and working capital requirements. We anticipate that cash generated from operations, together with amounts available under our revolving credit facility, will be sufficient to meet our future operating expenses, capital expenditures and debt service obligations as they become due. However, our ability to make scheduled payments of principal on, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend on our future operating performance, which will be affected by general economic, financial and other factors beyond our control.
Capital Expenditures
      Capital expenditures were $4.4 million and $5.3 million during the three months ended March 31, 2005 and 2004, respectively. Capital expenditures were for improvements to our retail stores and South Carolina manufacturing facility. Additionally, in 2004, we paid $7.7 million in expenses related to the Acquisition.
      Capital expenditures were $28.3 million, $32.8 million and $51.9 million in 2004, 2003, and 2002, respectively. The primary use of cash in each year was for new stores and improvements to the retail stores, and on-going maintenance and improvements of our manufacturing facility. During 2002, we completed a $23.5 million store reset and upgrade program, $6.1 million of which was funded by our franchisees. Of the $17.4 million paid by us, $13.9 million was capitalized and $3.5 million was expensed.
Contractual Obligations
      The following table summarizes our future minimum non-cancelable contractual obligations at March 31, 2005 (periods represent April 1 through March 31):

		Payments due by period

		Less than	1-3	4-5	After
	Total	1 year	years	years	5 years

	(In millions)
Long-term debt obligations(1)	$474.9	$2.0	$4.3	$96.7	$371.9
Scheduled interest payments(2)	210.1	38.4	76.4	71.9	23.4
Operating lease obligations(3)	373.2	100.3	144.9	75.2	52.8
Purchase obligations(4)	43.9	9.8	15.9	12.6	5.6

	$1,102.1	$150.5	$241.5	$256.4	$453.7

(1)	These balances consist of the following debt obligations: (a) $96.9 million for our senior credit facility, (b) $150.0 million for our Senior Notes, (c) $215.0 million for our Senior Subordinated Notes, (d) $12.9 million for our mortgage, and (e) less than $0.1 million for capital leases. See the “Long-Term Debt” Note of the condensed consolidated financial statements included elsewhere in this Prospectus.

(2)	These balances represent the interest that will accrue on the long-term obligations, which includes some variable debt interest payments, which are estimated using current interest rates. See the “Long-Term Debt” Note of the consolidated financial statements included elsewhere in this Prospectus.

(3)	These balances consist of the following operating leases: (a) $350.3 million for company-owned retail stores, (b) $119.3 million for franchise retail stores, which is offset by $119.3 million of sublease income from franchisees, and (c) $22.9 million relates to various leases for tractor/trailers, warehouses and various equipment at our facilities.

(4)	These balances consist of $26.4 million of advertising and $3.8 million inventory commitments, and $13.7 million management services agreement and bank fees. The management service agreement was made between us and Apollo Management V, L.P. In consideration of Apollo management services, we are obligated to pay an annual fee of $1.5 million for ten years commencing on December 5, 2003.
      Also we have entered into employment agreements with certain executives that provide for compensation and certain other benefits. These agreements provide for severance payments under certain circumstances.
Off Balance Sheet Arrangements
      As of March 31, 2005 and December 31, 2004, we had no relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements, or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.
      We have a balance of unused advertising barter credits on account with a third-party advertising agency. We generated these barter credits by exchanging inventory with a third-party barter vendor. In exchange, the barter vendor supplied us with advertising credits. We did not record a sale on the transaction as the inventory sold was for expiring products that were previously fully reserved for on our balance sheet. In accordance with the Accounting Principles Board (“APB”) APB No. 29, a sale is recorded based on either the value given up or the value received, whichever is more easily determinable. The value of the inventory was determined to be zero, as the inventory was fully reserved. Therefore, these credits were not recognized on the balance sheet and are only realized when we advertise through the bartering company. The credits can be used to offset the cost of cable advertising. As of March 31, 2005 and December 31, 2004, the available credit balance was $10.4 million and $11.3 million, respectively. The barter credits are effective through April 1, 2006.
Effect of Inflation
      Inflation generally affects us by increasing costs of raw materials, labor and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our consolidated financial statements.
Critical Accounting Estimates
      You should review the significant accounting policies described in the notes to our consolidated financial statements under the heading “Basis of Presentation and Summary of Significant Accounting Policies” included elsewhere in this prospectus. In particular:
      Use of Estimates. Certain amounts in our financial statements require management to use estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Our accounting policies are described in the notes to financial statements under the heading “Basis of Presentation and Summary of Significant Accounting Policies” included elsewhere in this prospectus. Our critical accounting policies and estimates are described in this section. An accounting estimate is considered critical if:

•	the estimate requires management to make assumptions about matters that were uncertain at the time the estimate was made;

•	different estimates reasonably could have been used; or

•	changes in the estimate that would have a material impact on our financial condition or our results of operations are likely to occur from period to period.

Management believes that the accounting estimates used are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.
      Revenue Recognition. We operate primarily as a retailer, through company-owned and franchised stores, and to a lesser extent, as a wholesaler. We apply the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition.” We recognize revenues in our Retail segment at the moment a sale to a customer is recorded. Gross revenues are reduced by actual customer returns and a provision for estimated future customer returns, which is based on management’s estimates after a review of historical customer returns. We recognize revenues on product sales to franchisees and other third parties when the risk of loss, title and insurable risks have transferred to the franchisee or third-party. We recognize revenues from franchise fees at the time a franchised store opens or at the time of franchise renewal or transfer, as applicable. The majority of our retail revenues are received as cash or cash equivalents. The majority of our franchise revenues are billed to the franchisees with varying terms for payment. An allowance for receivables due from third parties is recorded, as necessary, based on facts and circumstances.
      Inventories. Where necessary, we provide estimated allowances to adjust the carrying value of our inventory to the lower of cost or net realizable value. These estimates require us to make approximations about the future demand for our products in order to categorize the status of such inventory items as slow moving, obsolete or in excess of need. These future estimates are subject to the ongoing accuracy of management’s forecasts of market conditions, industry trends and competition. We are also subject to volatile changes in specific product demand as a result of unfavorable publicity, government regulation and rapid changes in demand for new and improved products or services.
      Accounts Receivables and Allowance for Doubtful Accounts. We offer financing to qualified domestic franchisees with the initial purchase of a franchise location. The notes are demand notes, payable monthly over periods of five to seven years. We also generate a significant portion of our revenue from ongoing product sales to franchisees and third-party customers. An allowance for doubtful accounts is established based on regular evaluations of our franchisees’ and third-party customers’ financial health, the current status of trade receivables and any historical write-off experience. We maintain both specific and general reserves for doubtful accounts. General reserves are based upon our historical bad debt experience, overall review of our aging of accounts receivable balances, general economic conditions of our industry or the geographical regions and regulatory environments of our third-party customers and franchisees.
      Impairment of Long-Lived Assets. Long-lived assets, including fixed assets and intangible assets with finite useful lives, are evaluated periodically by us for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. These estimates of cash flow require significant management judgment and certain assumptions about future volume, revenue and expense growth rates, foreign exchange rates, devaluation and inflation. As such, this estimate may differ from actual cash flows.
      Self-Insurance. Prior to the Acquisition, GNCI was included as an insured under several of Numico’s global insurance policies. Subsequent to the Acquisition, we procured insurance independently for such areas as general liability, product liability, director and officer liability, property insurance, and ocean marine insurance. We are self-insured with respect to our medical benefits. As part of this coverage, we contract with national service providers to provide benefits to our employees for all medical, dental, vision and prescription drug services. We then reimburse these service providers as claims are processed from our employees. We maintain a specific stop loss provision of $200,000 per incident with a maximum limit of up to $2.0 million per participant, per benefit year, respectively. We have no additional liability once a participant exceeds the $2.0 million ceiling. Our liability for medical claims is included as a component of accrued payroll and related liabilities and was $1.7 million, $2.6 million and $3.0 million as of March 31, 2005, December 31, 2004 and December 31, 2003, respectively. We are also self-insured for worker’s compensation coverage in the State of New York with a stop loss of $250,000. Our liability for worker’s compensation in New York was not significant as of March 31, 2005, December 31, 2004 and December 31, 2003. We are also self-insured for physical damage to our tractors, trailers and fleet vehicles for field personnel use. We also are self-insured for any physical damages that may occur at the corporate store locations. Our associated liability for this self-insurance was not significant as of March 31, 2005, December 31, 2004 and December 31, 2003.
      Goodwill and Indefinite-Lived Intangible Assets. On an annual basis, we perform a valuation of the goodwill and indefinite lived intangible assets associated with our operating segments. To the extent that the fair value associated with the goodwill and indefinite-lived intangible assets is less than the recorded value, we write down the value of the asset. The valuation of the goodwill and indefinite-lived intangible assets is affected by, among other things, our business plan for the future, and estimated results of future operations. Changes in the business plan or operating results that are different than the estimates used to develop the valuation of the assets result in an impact on their valuation.
      Historically, we have recorded impairments to our goodwill and intangible assets based on declining financial results and market conditions. The most recent valuation was performed at October 1, 2004, and no impairment was found. At September 30, 2003, we evaluated the carrying value of our goodwill and intangible assets, and recorded an impairment charge accordingly. See the “Goodwill and Intangible Assets” note in our consolidated financial statements included elsewhere in this prospectus. Based upon our improved capitalization of our financial statements subsequent to the Acquisition, the stabilization of our financial condition, our anticipated future results based on current estimates and current market conditions, we do not currently expect to incur additional impairment charges in the near future.
      Lease Accounting Correction. Like other companies in the retail industry, we recently reviewed our accounting practices and policies with respect to leasing transactions. Following this review, we have corrected an error in our prior lease accounting practices to conform the period used to determine straight-line rent expense for leases with option periods with the term used to amortize improvements. We have recored a one-time non-cash rent charge of $0.9 million pre-tax, ($0.6 million after tax) in the fourth quarter of 2004. The charge was cumulative and primarily related to prior periods. As the correction relates solely to accounting treatment, it does not affect historical or future cash flows or the timing of payments under the related leases. The effect on our current or prior results of operations, cash flows and financial position is immaterial.
Recently Issued Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” an amendment of Accounting Research Bulletin (“ARB”) No. 43, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Companies are required to adopt the provisions of this statement for fiscal years beginning after June 15, 2005. We will adopt this standard beginning the first quarter of fiscal year 2006 and currently are evaluating the effects of this statement on our consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. We do not anticipate that the adoption of SFAS No. 153 will have a significant impact on our consolidated financial statements or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment: an Amendment of FASB Statements No. 123 and 95”. SFAS No. 123(R) sets accounting requirements for

“share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. Originally SFAS No. 123(R) was applicable for all interim and fiscal periods beginning after June 15, 2005. In April 2005, the SEC announced that it was extending the adoption of SFAS No. 123(R) for public companies to be applicable for all fiscal years beginning after June 15, 2005. Although we are not a public entity as defined by SFAS No. 123(R), this statement is also not effective for us until the beginning of our fiscal year 2006. The adoption of this statement is not expected to have a significant impact on our consolidated financial statements or results of operations.
      In October 2004, the American Jobs Creation Act of 2004 (“AJC”) became effective in the U.S. Two provisions of the AJC may impact our provision for income taxes in future periods, namely those related to the Qualified Production Activities Deduction (“QPA”) and Foreign Earnings Repatriation (“FER”).
      The QPA will be effective for our U.S. federal tax return year beginning after December 31, 2004. In summary, the AJC provides for a percentage deduction of earnings from qualified production activities, as defined, commencing with an initial deduction of 3 percent for tax years beginning in 2005 and increasing to 9 percent for tax years beginning after 2009. However, the AJC also provides for the phased elimination of the Extraterritorial Income Exclusion provisions of the Internal Revenue Code, which have previously resulted in tax benefits to GNC. Due to the interaction of the provisions noted above as well as the particulars of our tax position, the ultimate effect of the QPA on our future provision for income taxes has not been determined at this time. The FASB issued FASB Staff Position (“FSP”) No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the AJC of 2004, in December 2004. FSP No. 109-1 requires that tax benefits resulting from the QPA should be recognized no earlier than the year in which they are reported in the entity’s tax return, and that there is to be no revaluation of recorded deferred tax assets and liabilities as would be the case had there been a change in an applicable statutory rate.
      The FER provision of the AJC provides generally for a one-time 85 percent dividends received deduction for qualifying repatriations of foreign earnings to the U.S. Qualified repatriated funds must be reinvested in the U.S. in certain qualifying activities and expenditures, as defined by the AJC. In December 2004, the FASB issued FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the AJC of 2004. FSP No. 109-2 allows additional time for entities potentially impacted by the FER provision to determine whether any foreign earnings will be repatriated under said provisions. At this time, we have not undertaken an evaluation of the application of the FER provision and any potential benefits of effecting repatriations under said provision. Numerous factors, including previous actual and deemed repatriations under federal tax law provisions, are factors impacting the availability of the FER provision to GNC and its potential benefit to GNC, if any. We intend to examine the issue and will provide updates in subsequent periods, as appropriate.
      In March, 2004, the Emerging Issues Task Force issued (“EITF”) No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”. This statement provides additional guidance on the calculation and disclosure requirements for earnings per share. The FASB concluded in EITF No. 03-6 that companies with multiple classes of common stock or participating securities, as defined by SFAS No. 128, calculate and disclose earnings per share based on the two-class method. This statement is effective for reporting periods beginning after March 31, 2004. The adoption of this statement is not expected to have an impact on our financial statement presentation.
      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement clarifies and defines how certain financial instruments that have both the characteristics of liabilities and equity be accounted for. Many of these instruments that were previously classified as equity will now be recorded as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and must be adopted for financial statements issued after June 15, 2003. As of December 31, 2003, we have not identified any financial instruments that fall within the scope of SFAS No. 150, thus the adoption of SFAS No. 150 did not have a material impact on the accompanying consolidated financial statements or results of operations.
Quantitative and Qualitative Disclosures About Market Risk
      Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are primarily exposed to foreign currency and interest rate risks. We do not use derivative financial instruments in connection with these market risks.
      Foreign Exchange Rate Market Risk. We are subject to the risk of foreign currency exchange rate changes in the conversion from local currencies to the U.S. dollar of the reported financial position and operating results of our non-U.S. based subsidiaries. We are also subject to foreign currency exchange rate changes for purchase and services that are denominated in currencies other than the U.S. dollar. The primary currencies to which we are exposed to fluctuations are the Canadian Dollar and the Australian Dollar. The fair value of our net foreign investments and our foreign denominated payables would not be materially affected by a 10% adverse change in foreign currency exchange rates for the periods presented.
      Interest Rate Market Risk. A portion of our debt is subject to changing interest rates. Although changes in interest rates do not impact our operating income, the changes could affect the fair value of such debt and related interest payments. As of March 31, 2005 and December 31, 2004, we had fixed rate debt of $378.0 million and $228.2 million and variable rate debt of $96.9 million and $282.2 million, respectively. We have not entered into futures or swap contracts at this time. Based on our variable rate debt balance as of March 31, 2005 and December 31, 2004, a 1% change in interest rates would increase or decrease our annual interest cost by $1.0 million and $2.8 million, respectively.
      On January 18, 2005, we issued $150.0 million aggregate principal amount of Senior Notes, with an interest rate of 8 5/8%. We used the net proceeds of this offering of $145.6 million, together with $39.4 million of cash on hand, to repay a portion of the indebtedness under its term loan facility. The positive effect on our interest rate risk from the issuance of Senior Notes is not reflected in numbers above and would increase our fixed rate debt by $150.0 million and decrease our variable rate debt by $185.0 million.

BUSINESS
General Nutrition Centers, Inc.
      We are the largest global specialty retailer of nutritional supplements, which include sports nutrition products, diet products, VMHS (vitamins, minerals and herbal supplements) and specialty supplements. We derive our revenues principally from product sales through our company-owned stores, franchise activities and sales of products manufactured in our facilities to third parties. We sell products through a worldwide network of more than 5,700 locations operating under the GNC® brand name. Our product mix, which is focused on high-margin, value-added nutritional products, is sold under our GNC proprietary brands, including Mega Men®, Ultra Mega®, Pro Performance®, Total Leantm and Preventive Nutrition®, and under nationally recognized third-party brands, including Muscletech®, EAS® and Atkins®.
Business Overview
      The following charts illustrate, for the year ended December 31, 2004, the percentage of our net revenues generated by our three business segments and the percentage of our net U.S. retail supplement revenues generated by our product categories:

Net Revenue by Segment	Retail Revenue by Product Categories

      For the three months ended March 31, 2005, net revenues by Segment were; Retail 76%, Franchise 16% and Manufacturing/Wholesale 8% and net U.S. retail revenues by product category were; Sports 33%, VMHS 28%, Diet 16%, Specialty 13% and Other 10%.
Retail Locations
      Our retail network represents the largest specialty retail store network in the nutritional supplements industry according to the NBJ 2004 Supplement Report. As of March 31, 2005 and December 31, 2004, there were 4,954 and 4,966 GNC locations in the United States and Canada and 767 and 739 franchised stores operating in other international locations under the GNC name, respectively. Of our U.S. and Canadian locations, 2,644 and 2,642 were company-owned stores, 1,267 and 1,297 were franchised stores and 1,043 and 1,027 were GNC store-within-a-store locations under our strategic alliance with Rite Aid at March 31, 2005 and December 31, 2004, respectively. Most of our U.S. stores are between 1,000 and 2,000 square feet and are located in shopping malls and strip shopping centers.
Franchise Activities
      We generate income from franchise activities primarily through product sales to franchisees, royalties on franchise retail sales and franchise fees. To assist our franchisees in the successful operation of their stores and to protect our brand image, we offer a number of services to franchisees including training, site selection, construction assistance and accounting services. We believe that our franchise program enhances our brand awareness and market presence and will enable us to expand our store base internationally with limited capital expenditures by us.

Store-Within-a-Store Locations
      To increase brand awareness and promote access to customers who may not frequent specialty nutrition stores, we entered into a strategic alliance with Rite Aid to open our GNC “store-within-a-store” locations. Through this strategic alliance, we generate revenues from sales to Rite Aid of our products at wholesale prices, the manufacture of Rite Aid private label products and retail sales of consignment inventory. In May 2004, we extended our alliance with Rite Aid through April 30, 2009, with Rite Aid’s commitment to open 300 new store-within-a-store locations by December 31, 2006. At March 31, 2005, Rite Aid had opened 59 of these 300 new store-within-a-store locations.
Products
      We offer a wide range of high-quality nutritional supplements sold under our GNC proprietary brand names and under nationally recognized third-party brand names. Sales of our proprietary brands at our company-owned stores represented approximately 47% of our net retail product revenues for the year ended March 31, 2005.
Marketing
      We market our proprietary brands of nutritional products through an integrated marketing program that includes television, print and radio media, storefront graphics, direct mailings to members of our Gold Card program and point of purchase promotional materials.
Manufacturing and Distribution
      With our technologically sophisticated manufacturing and distribution facilities supporting our retail stores, we are a low-cost, vertically integrated producer and supplier of high-quality nutritional supplements. By controlling the production and distribution of our proprietary products, we can protect product quality, monitor delivery times and maintain appropriate inventory levels.
Industry Overview
      According to the NBJ 2004 Supplement Report, the U.S. nutritional supplements retail industry, which includes nutritional supplements sold through all channels, is large and highly fragmented, with no single industry participant accounting for a majority of total industry retail sales in 2003. (The 2004 NBJ Report utilized data through the end of 2003.) Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, mail order and a variety of other smaller participants. The nutritional supplements sold through these channels are divided into four major product categories: sports nutrition products, diet products, VMHS and specialty supplements. Most supermarkets, drugstores and mass merchants have narrow nutritional supplement product offerings limited primarily to simple vitamins and herbs, with less knowledgeable sales associates than specialty retailers. We believe that these merchants’ share of the nutritional supplements market over the last five years has remained relatively constant.
      During the mid 1990s, our industry underwent a period of rapid expansion following the passage of the Dietary Supplement Health & Education Act of 1994 (DSHEA). In 1998 the industry began to slow down and no longer exhibited year over year double-digit growth. According to the NBJ 2003 Supplement Report, strong annual growth peaked in the post-DSHEA era at around 14% in 1995-1997, continued at 11% in 1998, but fell to 6.5% in 1999, 5% in 2000, 4.5% in 2001, just barely 4% in 2002. However, in 2003, sales growth outperformed 2002, boosting sales nearly 6% in 2003, according to NBJ’s comprehensive annual research. In addition, total industry sales in the United States were approximately $19.8 billion in 2003 and were estimated to grow at a compound annual growth rate of 4% from 2004 through 2013.

      Several demographic, healthcare and lifestyle trends are expected to drive the continued growth of the nutritional supplements industry. These trends include:
      •Aging Population: The average age of the U.S. population is increasing. U.S. Census Bureau data indicates that the number of Americans age 65 or older is expected to increase by 54% from 2000 to 2010. We believe that these consumers are significantly more likely to use VMHS products than younger persons.
      •Rising Healthcare Costs and Use of Preventive Measures: Healthcare related costs have increased substantially in the United States. According to a leading healthcare provider, private health insurance premiums are expected to increase an average of 7.8% from 2004 to 2005. To reduce medical costs and avoid the complexities of dealing with the healthcare system, many consumers take preventive measures, including alternative medicines and nutritional supplements.
      •Increasing Focus on Fitness: The number of Americans belonging to health clubs has grown 23% from 29.5 million in 1998 to 39.4 million in 2003, according to the International Health, Racquet & Sportsclub Association. We believe that fitness-oriented consumers are interested in taking sports nutrition products to increase energy, endurance and strength during exercise.
      •Increasing Incidence of Obesity: According to data from the 1999-2002 National Health Nutrition Examination Survey, 65% of adults in the United States are either overweight or obese. Obesity may lead to more serious health conditions, such as diabetes, heart disease and high blood pressure. An estimated 49% of adults in the United States are currently dieting, according to a 2004 Gallup Study of Dieting and the Market for Diet Products and Services.
Competitive Strengths
      We believe we are well positioned to capitalize on the emerging demographic, healthcare and lifestyle trends affecting our industry and to grow our revenues due to the following competitive strengths:
      Unmatched Specialty Retail Footprint. Our retail network in the United States was approximately nine times larger than that of our nearest specialty retail competitor as of March 31, 2005. The size of our retail network provides us with advantages within the fragmented nutritional supplements industry. For instance, our scale helps us to attract industry-leading vendors to sell their products in our locations, often on a preferred basis. Our extensive retail footprint in established territories also provides us with broad distribution capabilities that we believe are difficult for our competitors to replicate without significant time and cost. Through our multiple store formats located across the United States, large franchise operations and extensive international store base, we are not dependent on any single store format or geographic location.
      Strong Brand Recognition and Customer Loyalty. We have strong brand recognition within the nutritional supplements industry. According to the 2004 Parker Awareness Study, an estimated 87% of the U.S. population recognizes the GNC brand name as a source of health and wellness products. We utilize extensive marketing and advertising campaigns through television, print and radio media, storefront graphics, Gold Card membership communications and point of purchase materials to strengthen and reinforce our brand recognition. Our Gold Card program cultivates customer loyalty through a combination of discount offers and targeted marketing efforts. We believe that our Gold Card program helps to make us a destination retailer.
      Strong Cash Flow Generation. We believe that our business generates significant cash flows from operations and requires modest capital expenditures. For the three months ended March 31, 2005 and the year ended December 31, 2004, we generated $35.5 million and $83.5 million in cash from operating activities and incurred $4.4 million and $28.3 million in capital expenditures, respectively.
      Extensive Product Selection. We offer an extensive mix of brands and products, including approximately 2,100 stock keeping units (“SKUs”) across multiple categories. This variety provides our customers with a wide selection of products to fit their specific needs and provides us with an advantage over drugstores, supermarkets and mass merchants who offer a more limited product selection. Our products include powders, bars, tablets, meal replacements, shakes and teas. With a broad range of products, our success does not depend on any one specific product or vendor. During the three months ended March 31,

2005 and year ended December 31, 2004, no single product accounted for more than 5% of our company-owned store sales.
      New Product Development. We believe that new products are a key driver of customer traffic and purchases. Interactions with our customers and raw materials vendors help us identify changes in consumer trends that, in turn, influence our development, manufacturing and marketing of new products. In March 2003, we integrated and upgraded our previously decentralized product development function, creating dedicated development teams that conduct extensive market research and use scientific methods and third-party product testing to formulate new value-added products geared to specific nutritional concerns, such as heart health, digestive function and women’s health issues. This initiative has led to a meaningful increase in new product development activity. We launched 25 and 73 new products during the three months ended March 31, 2005 and year ended December 31, 2004, respectively.
      Value-Added Customer Service. Our sales associates are trained to provide guidance to customers with respect to the broad selection of products sold in our stores. We believe this level of customer service provides us with an advantage over supermarkets, drugstores and mass merchants. We provide ongoing training to our sales associates to ensure that they are prepared to educate customers about product features and direct them to products that will address their specific requests. In 2002, we instituted the “GNC University,” an online training program for our sales associates at our company-owned stores and for sales associates at participating franchised locations. We provide additional education and training materials through a monthly newsletter detailing new products and through interactive training modules. We also provide a wide range of nutritional information in numerous forms, including signage, brochures, and touch screen computers enabling customers to make informed purchases.
      Vertically Integrated Operational Capabilities. Our vertically integrated manufacturing, distribution and retail capabilities differentiate us from many of our competitors. We believe our technologically sophisticated manufacturing facilities and distribution centers, combined with our retail footprint, enable us to better control costs and protect product quality. We are also better able to monitor delivery times and to maintain appropriate inventory levels for our proprietary products by controlling production scheduling and distribution.
      Experienced Management Team. Our senior management team is comprised of experienced retail executives who have on average been employed with us for over 12 years, including our Chairman of the Board, Robert J. DiNicola, who was appointed our interim Chief Executive Officer on December 2, 2004 and who has 32 years of experience in the retail industry. As of March 31, 2005, our senior management and our directors owned approximately 3.38%, in the aggregate, and had options to purchase an additional 8.00%, in the aggregate, of the fully diluted common equity of our parent company. In addition, our board of directors is comprised of executives with significant experience in the retail industry.
Business Strategy
      As the largest global specialty retailer of nutritional supplements, our goal is to further capitalize on the trends affecting our industry by pursuing the following initiatives:

•	drive sales volume in our stores by competitively pricing, as well as actively merchandising and promoting, our core products and formulating new proprietary products.

•	continue to obtain third-party preferred distributor arrangements and position ourselves to be first-to-market with new and innovative products by partnering with our suppliers and leveraging our extensive specialty retail footprint. We intend to offer distributors additional opportunities to place preferred products in highly visible merchandising locations within the store, as well as including these products in our monthly direct marketing communications to our Gold Card customers as a means of expanding our preferred distributor arrangements.

•	encourage customer loyalty, facilitate direct marketing, and increase cross-selling and up-selling opportunities by using our extensive Gold Card customer database. Our database of Gold Card members allows us to execute extensive direct marketing activities. We are focused on increasing cross-selling and up-selling opportunities by analyzing customer buying patterns in greater detail and using this data to distribute targeted direct marketing materials to specific customer groups. We intend to develop additional loyalty programs focused on building strong, long-term, value added relationships with our best customers to further strengthen their loyalty to the GNC brand.

•	expand our on-line retail presence through new and existing on-line technology and fulfillment partners. We intend to work with established technology companies to improve the product sales capabilities of our website, to enhance our customers’ on-line experience and to provide our customers with easier access to our products.

•	expand our international store network by growing our international franchise presence, which requires minimal capital expenditures by us. We intend to continue our policy of awarding franchising rights within a country to well-capitalized franchisees that will, together with us, determine future year commitments for stores and product distribution in that country and annually review the potential for new locations. As of March 31, 2005, we had 397 international stores scheduled to be opened through December 31, 2007 under existing development agreements.

•	produce products for sale to third-party retail and wholesale customers to better utilize our available manufacturing capacity. We intend to continue to actively pursue these customers with competitive pricing that will enhance our sales and better utilize our current excess manufacturing capacity.

•	continue to reduce our debt by using excess cash flow not otherwise needed in our business or for the execution of our business strategies, as appropriate.

Company History
      We are a wholly owned subsidiary of GNC Corporation, our parent. We were formed as a Delaware corporation in October 2003 by Apollo Management V, L.P., an affiliate of Apollo and certain members of our management to acquire GNCI from Numico USA. GNCI was acquired in August 1999 by Numico Investment Corp. (“NIC”) which, subsequent to the acquisition, was merged into GNCI. NIC was a wholly owned subsidiary of an entity ultimately merged into Numico USA. Numico USA is a wholly owned subsidiary of Koninklijke (Royal) Numico N.V., a Dutch public company. Prior to the acquisition by NIC in 1999, GNCI was a publicly traded company, listed on the Nasdaq National Market.
      On December 5, 2003, we purchased 100% of the outstanding equity interests of GNCI. Simultaneously with the closing of the Acquisition, we entered into new credit facilities with a syndicate of lenders, consisting of a term loan facility and a revolving credit facility. We borrowed the full amount of the term loan facility to fund a portion of the Acquisition purchase price, but made no borrowings under the revolving credit facility. Our obligations under the credit facilities are guaranteed by our parent company and our domestic subsidiaries. See “Description of Certain Indebtedness” for a more detailed description of our credit facilities. We also used the net proceeds from the offering of our 8 1/2% Senior Subordinated Notes due 2010 to fund a portion of the Acquisition purchase price. In addition, our parent received an equity contribution in exchange for its common and preferred stock from GNC Investors, LLC, its principal stockholder, which we refer to in this prospectus as our equity sponsor. Our parent contributed the full amount of the equity contribution to us to fund a portion of the Acquisition purchase price. Our equity sponsor subsequently resold all of our preferred stock to other institutional investors.
      Our equity sponsor held approximately 96% of our parent’s outstanding common stock as of March 31, 2005. Affiliates of Apollo Advisors V, L.P. (“Apollo Advisors V”) and other institutional investors own all of the equity interests of our equity sponsor, with affiliates of Apollo Advisors V owning approximately 76% of such equity interests.
Business Segments
      We generate revenues primarily from our three business segments, Retail, Franchise and Manufacturing/ Wholesale. The following chart outlines our business segments and the historical contribution to our consolidated revenues by those segments, after intercompany eliminations. For a description of operating income (loss) by business segment, our total assets by business segment, total revenues by geographic area, and total assets by geographic area, see segment note to our consolidated financial statements included elsewhere in this prospectus.

	Predecessor				Successor

	Twelve Months		Period from				Twelve Months		Three Months Ended March 31,
	Ended		January 1, 2003 to		27 Days Ended		Ended
	December 31,		December 4,		December 31,		December 31,
(dollars in millions)	2002		2003		2003		2004		2004		2005

Retail	$1,068.6	75.0%	$993.3	74.1%	$66.2	74.1%	$1,001.8	74.5%	$279.6	75.1%	$255.2	75.9%
Franchise	256.1	18.0%	241.3	18.0%	14.2	15.9%	226.5	16.8%	64.2	17.2%	52.6	15.6%
Manufacturing/ Wholesale (Third Party)	100.3	7.0%	105.6	7.9%	8.9	10.0%	116.4	8.7%	28.8	7.7%	28.6	8.5%

Total	$1,425.0	100.0%	$1,340.2	100.0%	$89.3	100.0%	$1,344.7	100.0%	$372.6	100.0%	$336.4	100.0%

Retail
      Our Retail segment generates revenues from sales of products to customers at our company-owned stores in the United States and Canada.
Locations
      As of March 31, 2005, we operated 2,644 company-owned stores across 50 states and in Canada, Puerto Rico and Washington DC. Most of our U.S. company-owned stores are between 1,000 and 2,000 square feet and are located primarily in shopping malls and strip shopping centers. Traditional mall and strip mall locations typically generate a large percentage of our total retail sales. With the exception of our downtown stores, all of our company-owned stores follow one of two consistent formats, one for mall locations and one for strip shopping center locations. Our store graphics are periodically redesigned to better identify with our GNC customers and provide product information to allow the consumer to make educated decisions regarding product purchases and usage. Our product labeling is consistent within our product lines and the stores are designed to present a unified approach to packaging with emphasis on added information for the consumer. As an ongoing practice, we continue to reset and upgrade all of our company-owned stores to maintain a more modern and customer-friendly layout, while promoting our GNC Live Well theme.
Products
      We offer a wide range of high-quality nutritional supplements sold under our GNC proprietary brand names, including, Mega Men, Pro Performance, Total Lean and Preventive Nutrition, and under nationally recognized third-party brand names, including Muscletech, EAS and Atkins. We operate in four major nutritional supplement categories: sports nutrition products, diet products, VMHS and specialty supplements. We offer an extensive mix of brands and products, including approximately 2,100 SKUs across multiple categories. This variety is designed to provide our customers with a vast selection of products to fit their specific needs. Sales of our proprietary brands at our company-owned stores represented approximately 47% and 46% of our net retail product revenues for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively.
      Products are delivered to our retail stores through our distribution operations located in Leetsdale, Pennsylvania; Anderson, South Carolina; and Phoenix, Arizona. Our distribution centers support our company-owned stores as well as franchised stores and Rite Aid locations. Our distribution fleet delivers our finished goods and third-party products through our distribution centers to our company-owned and domestic franchised stores on a weekly or biweekly basis, depending on sales volume of the store. Each of our distribution centers has a quality control department that monitors products received from our vendors to determine if they meet our requirements.
      Based on data collected from our point of sale systems (POS), excluding certain required accounting adjustments of $(0.1) million and $(1.1) million for the three months ended March 31, 2005 and 2004 and $3.4 million, $0.4 million, $(0.5) million for the years ended December 31, 2004, 2003 and 2002, respectively, below is a comparison of our company-owned domestic store retail product sales by major product category and the respective percentage of our company-owned domestic store retail product sales for the period shown (prior years’ categories have been adjusted to be comparable with the current year’s presentation):

							For the Three Months Ended
	For the Year Ended December 31,						March 31,

Category	2002		2003(1)		2004		2004		2005

(dollars in millions)
Sports Nutrition Products	$288.6	28.1%	$300.3	29.7%	$293.1	31.0%	$81.5	30.6%	$80.3	33.2%
Diet and Weight Management Products	267.2	26.0%	265.7	26.3%	193.1	20.5%	61.7	23.2%	39.7	16.4%
VMHS	252.8	24.7%	237.9	23.6%	242.9	25.7%	63.7	23.9%	67.9	28.0%
Specialty Supplements	139.8	13.6%	126.6	12.5%	119.6	12.7%	33.3	12.5%	31.3	12.9%
Other	77.8	7.6%	79.4	7.9%	95.3	10.1%	26.0	9.8%	22.8	9.5%

Total	$1,026.2	100.0%	$1,009.9	100.0%	$944.0	100.0%	$266.2	100.0%	$242.0	100.0%

(1)	This data is shown on a combined basis for comparability purposes and represents the sum of the period from January 1, 2003 through December 4, 2003 and the 27 days ended December 31, 2003.
Sports Nutrition Products
      Sports nutrition products are designed to be taken in conjunction with an exercise and fitness regimen. Our target consumer for sports nutrition products is the 18-49 year old male. We typically offer a broad selection of sports nutrition products, such as protein and weight gain powders, sports drinks, sports bars, and high potency vitamin formulations, including GNC brands such as Pro Performance and popular third-party products.
Diet Products
      Diet products consist of various formulas designed to supplement the diet and exercise plans of weight conscious consumers. Our target consumer for diet products is the 18-49 year old female. We typically offer a variety of diet products, including pills, meal replacements, shakes, diet bars and teas. Our retail stores offer our proprietary and third-party products suitable for different diet and weight management approaches, including low-carbohydrate products and products designed to increase thermogenesis (a change in the body’s metabolic rate measured in terms of calories) and metabolism. We also offer several ephedra-free diet products, including our Total Lean and our Body Answers™ product lines.
VMHS
      We sell vitamins and minerals in single vitamin and multi-vitamin form and in different potency levels. Our vitamin and mineral products are available in liquid, tablets, soft gelatin and hard-shell capsules and powder forms. Many of our special vitamin and mineral formulations, such as Mega Men® and Ultra Mega®, are only available at GNC locations. In addition to our selection of VMHS products with unique formulations, we also offer the full range of standard “alphabet” vitamins. We sell herbal supplements in various solid dosage and soft gelatin capsules, tea and liquid forms. We have consolidated our traditional herbal offerings under a single umbrella brand, Herbal Plus®. In addition to the Herbal Plus line, we offer a full line of whole food-based supplements and top selling herb and natural remedy products. Our target customers for VMHS products are women over the age of 35.
Specialty Supplements
      Specialty supplements is a catch-all category for nutritional supplements that do not fit within the bounds of the other nutritional supplement categories. Specialty supplements include products containing glucosamine (a sugar produced in the body that is involved in the formation of cartilage, ligaments, tendons, bones, eyes, nails and heart valves) and melatonin (a hormone linked to regulation of the body’s sleep-wake cycle), as well as products that are designed to provide nutritional support to specific areas of the body. Our target customers for specialty supplements are women over the age of 35. Many of our specialty supplements have ingredients unique to our formulations that are not available at other outlets. Our specialty supplements emphasize recent third party research and available literature regarding the positive benefits from certain ingredients. Our comprehensive Preventive Nutrition product line includes Heart Advance™, a product designed to support healthy heart and blood vessel function, Triple Cleanse™, a product designed to support healthy digestive function, and Fast Flex, a product designed to provide comprehensive joint support. Our specialty supplements are located in designated wall areas that include information and other products that offer a comprehensive solution to meet a customer’s particular nutritional concerns.
Other
      The other product category consists primarily of sales of our Gold Card and sales of other non-supplement products, including cosmetics, food items, health management products, books and video tapes.
Product Development
      We believe a key driver of customer traffic and purchases is the introduction of new products. According to the 2004 Parker Awareness Study, 45% of consumers surveyed rated the availability of “new, innovative products” as extremely or very important when making purchase decisions and rated this as one of our competitive strengths. We identify changing customer trends through interactions with our customers and leading industry vendors to assist in the development, manufacturing and marketing of our new products. We develop proprietary products independently and through the collaborative effort of our dedicated development team. During 2004, we targeted our product development efforts on sports nutrition products, diverse diet products and specialty supplements, including ephedra-free and low-carbohydrate weight management products and new sports formulas and delivery systems. During the three months ended March 31, 2005 and the year ended December 31, 2004, we launched 25 and 73 new products, respectively.
Research and Development
      We have an internal research and development group that performs scientific research on potential new products and enhancements to existing products, in part to assist our product development team in creating new products, and in part to support claims that may be made as to the purpose and function of the product. We incurred $0.4 million, $1.7 million, $0.1 million, $1.0 million and $1.4 million in our internal research and development for the three months ended March 31, 2005, for the year ended December 31, 2004, the 27 days ended December 31, 2003, the period from January 1, 2003 to December 4, 2003, and the year ended December 31, 2002, respectively. Additionally, prior to the Acquisition, Numico provided research and development services and allocated costs to us of $4.2 million and $4.6 million for the period January 1, 2003 to December 4, 2003, and the year ended December 31, 2002, respectively.
NSF Certification
      On a voluntary basis the Company is fully pursuing a program to ensure that GNC branded products and manufacturing facilities meet the rigorous requirements of the National Sanitation Foundation’s (“NSF”) independent testing and certification program. NSF is an independent, not-for-profit testing organization offering product testing of supplements. NSF conducts product testing in their own accredited laboratories to ensure that the actual contents of supplements match those printed on the label. There are three main components of the NSF Dietary Supplements Certification Program (1) Verification that the contents of the supplement actually match what is printed on the label, (2) Assurance that there are no ingredients present in the supplement that are not openly disclosed on the label, and (3) Assurance that there are no unacceptable levels of contaminants present in the supplement. Supplements that have been certified by NSF, are regularly checked through NSF conducted annual audits and periodical retests of each supplement to ensure continued compliance. The Company products that have been certified thus far can be found on NSF’s Internet website at the following address: www.nsf.org.

Franchise
      Our Franchise segment is comprised of our domestic and international franchise operations. Our Franchise segment generates revenues from franchise activities primarily through product sales to franchisees, royalties on franchise retail sales and franchise fees.
      As a means of enhancing our operating performance and building our store base, we began opening franchised locations in 1988. As of March 31, 2005, there were 2,034 franchised stores operating, including 1,267 stores in the United States and Canada and 767 stores operating in other international locations. Approximately 90% of our franchises in the United States are in strip mall shopping centers and are typically between 1,200 and 1,800 square feet. The international franchised stores are smaller, typically an average of 750 square feet and, depending upon the country and cultural preferences, are located in mall, strip mall shopping center, street or store-within-a-store locations. Typically, our international stores have a store format and signage similar to our U.S. franchised stores. To assist our franchisees in the successful operation of their stores and to protect our brand image, we offer site selection, construction assistance, accounting services and a three-part training program, which consists of classroom instruction, training in a company-owned location and actual on-site training after the franchised store opens. We believe we have good relationships with our franchisees, as evidenced by our franchisee renewal rate of over 98% between 2000 and 2004. In addition, we do not have heavy reliance on any single franchise operator in the United States, as the largest franchisee owns and/or operates 15 store locations.
      All of our franchised stores in the United States offer both our proprietary products and third-party products, with a product selection similar to that of our company-owned stores. Our international franchised stores offer a more limited product selection than our franchised stores in the United States. Products are distributed to our franchised stores in the United States through our distribution centers and transportation fleet in the same manner as our company-owned stores.
Franchises in the United States
      Revenues from our franchisees in the United States accounted for approximately 78% and 82% of our total franchise revenues for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively. In 2004, new franchisees in the United States were required to pay an initial fee of $40,000 for a franchise license. Existing GNC franchise operators may purchase an additional franchise license at the rate of $30,000. We typically offer limited financing to qualified franchisees in the United States for terms up to five years. Once a store is established, franchisees are required to pay us a continuing royalty of 6% of sales and contribute 3% of sales to a national advertising fund. Our standard franchise agreements for the United States are effective for a ten-year period with two five-year renewal options. At the end of the initial term and each of the renewal periods, the renewal fee is 33% of the franchisee fee that is then in effect. The franchise renewal option is at our election for all franchise agreements executed after December 1995. Our franchisees in the United States receive limited geographical exclusivity and are required to follow the GNC store format.
      Franchisees must meet certain minimum standards and duties prescribed by our franchise operations manual and we conduct periodic field visit reports to ensure our minimum standards are maintained. Generally, we enter into a five-year lease with two five-year renewal options with landlords for our franchised locations in the United States. This allows us to secure space at cost-effective rates, which we sublease to our franchisees at cost. By subleasing to our franchisees, we have greater control over the location and have greater bargaining power for lease negotiations than an individual franchisee typically would have, and we can elect not to renew subleases for underperforming locations. If a franchisee does not meet specified performance and appearance criteria, the franchise agreement specifies the procedures under which we are permitted to terminate the franchise agreement. In these situations, we may take possession of the location, inventory, and equipment, and operate the store as a company-owned store or re-franchise the location. Our U.S. franchise agreements and operations in the United States are regulated by the FTC. See “— Government Regulation — Franchise Regulation.”

International Franchises
      Revenues from our international franchisees accounted for approximately 22% and 18% of our franchise revenues for the three months ended March 31, 2005 and the year ended December 31, 2004, respectively. In 2004, new international franchisees were required to pay an average initial fee of approximately $20,000 for a franchise license for each store and on average continuing royalty fees of approximately 5% with fees and royalties varying depending on the country and the store type. Our franchise program has enabled us to expand into international markets with limited capital expenditures. We expanded our international presence from 457 international franchised locations at the end of 2001 to 773 international locations as of March 31, 2005, without incurring any capital expenditures related to such expansion. Our international franchised stores generate greater sales per square foot of store space than our domestic store locations. However, we typically generate less revenues from franchises outside the United States due to lower international royalty rates and due to the franchisees purchasing a smaller percentage of products from us compared to our domestic franchisees.
      Franchisees in international locations enter into development agreements with us for either full size stores or a store-within-a-store at a host location. The development agreement grants the franchisee the right to develop a specific number of stores in a territory, often an entire country. The international franchisee then enters into a franchise agreement for each location. The full-size store franchise agreement has an initial ten-year term with two five-year renewal options. At the end of the initial term and each of the renewal periods, the international franchisee has the option to renew the agreement at 33% of the franchise fee that is then in effect. Franchise agreements for international store-within-a-store locations have an initial term of five years, with two five-year renewal options. At the end of the initial term and each of the renewal periods, the international franchisee of a store-within-a-store location has the option to renew the agreement for 50% of the franchise fee that is then in effect. Our international franchisees often receive exclusive franchising rights to the entire country franchised, excluding military bases. Our international franchisee must meet minimum standards and duties similar to our U.S. franchisees and our international franchise agreements and international operations may be regulated by various state, local and international laws. See “— Government Regulation — Franchise Regulation.”
Manufacturing/ Wholesale
      Our Manufacturing/ Wholesale segment is comprised of our manufacturing operations in South Carolina and Australia and our wholesale sales business. This segment supplies our Retail and Franchise segments as well as various third parties with finished products. Our Manufacturing/ Wholesale segment generates revenues through sales of manufactured products to third parties and the sale of our proprietary and third-party brand products to Rite Aid and drugstore.com.
Manufacturing
      Our technologically sophisticated manufacturing and warehousing facilities support our Retail and Franchise segments and enable us to control the production and distribution of our proprietary products, to better control costs, to protect product quality, to monitor delivery times and to maintain appropriate inventory levels. We operate two main manufacturing facilities in the United States, one in Greenville, South Carolina and one in Anderson, South Carolina and a smaller facility in Australia. We utilize our plants primarily for the production of proprietary products. Our manufacturing operations are designed to allow low- cost production of a variety of products of different quantities, sizes and packaging configurations while maintaining strict levels of quality control. Our manufacturing procedures are designed to promote consistency and quality in our finished goods. We conduct sample testing on raw materials and finished products, including weight, purity and micro-bacterial testing. Our manufacturing facilities also service our wholesale operations, including the manufacture and supply of Rite Aid private label products for distribution to Rite Aid locations. We also use our available capacity at these facilities to produce products for sale to third-party customers.

      The principal raw materials used in the manufacturing process are natural and synthetic vitamins, herbs, minerals, and gelatin. We maintain multiple sources for the majority of our raw materials, with the remaining being single sourced due to the uniqueness of the material. As of March 31, 2005, no one vendor supplied more than 10% of our raw materials. In the event any of our third-party suppliers or vendors were to become unable or unwilling to continue to provide raw materials in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to obtain alternative suppliers, our business could be adversely affected. Our distribution fleet delivers raw materials and components to our manufacturing facilities and also delivers our finished goods and third-party products to our distribution centers.
Wholesale
Store-Within-a-Store Locations
      To increase brand awareness and promote access to customers who may not frequent specialty nutrition stores, we entered into a strategic alliance with Rite Aid to open GNC store-within-a-store locations. As of December 31, 2004, we had 1,027 store-within-a-store locations. Through this strategic alliance, we generate revenues from sales to Rite Aid of our products at wholesale prices, the manufacture of Rite Aid private label products, retail sales of consignment inventory and license fees. We are Rite Aid’s sole supplier for the PharmAssure vitamin brand and a number of Rite Aid private label supplements. In May 2004, we extended our alliance with Rite Aid through April 30, 2009, with Rite Aid’s commitment to open 300 new store-within-a-store locations by December 31, 2006. At March 31, 2005, Rite Aid had opened 59 of these 300 new store-within-a-store locations.
Distribution Agreement with drugstore.com
      We have an Internet distribution agreement with drugstore.com, inc. Through this strategic alliance, drugstore.com became the exclusive Internet retailer of our proprietary products, the PharmAssure vitamin brand and certain other nutritional supplements. The initial term of the agreement expires in July 2009, subject to early termination provisions, and the exclusivity period expires in June 2005. This alliance allows us to access a larger customer base, who may not otherwise live close to, or have the time to visit, a GNC store. We generate revenues from the distribution agreement with drugstore.com through sales of our proprietary and third-party products on a wholesale basis and through retail sales of certain other products on a consignment basis.
      Our wholesale operations, including our Rite Aid and drugstore.com wholesale operations, are supported primarily by our Anderson, S.C. distribution center.
Competition
      The U.S. nutritional supplements retail industry is a large, highly fragmented and growing industry, with no single industry participant accounting for a majority of total industry retail sales. Competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. In addition, the market is highly sensitive to the introduction of new products.
      We compete with publicly owned and privately owned companies, which are highly fragmented in terms of geographical market coverage and product categories. We compete with other specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, mail order companies and a variety of other smaller participants. In addition, the market is highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the United States, we compete with supermarkets, drugstores and mass merchants with heavily advertised national brands manufactured by large pharmaceutical and food companies and other retailers. Most supermarkets, drugstores and mass merchants have narrow product offerings limited primarily to simple vitamins and herbs and popular third-party diet products. Our international competitors also include large international pharmacy chains and major international supermarket chains as well as other large U.S.-based companies with international operations. Our wholesale and manufacturing operations also compete with other wholesalers and manufacturers of third-party nutritional supplements.
Trademarks and Other Intellectual Property
      We believe trademark protection is particularly important to the maintenance of the recognized brand names under which we market our products. We own or have rights to material trademarks or trade names that we use in conjunction with the sale of our products, including the GNC brand name. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We protect our intellectual property rights through a variety of methods, including trademark, patent and trade secret laws, as well as confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information. Protection of our intellectual property often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology and brands. We are also a party to several intellectual property license agreements relating to certain of our products. For example, several of our products are covered by patents which we license from Numico. The scope and duration of our intellectual property protection varies throughout the world by jurisdiction and by individual product.
Insurance and Risk Management
      We purchase insurance to cover standard risks in the nutritional supplements industry, including policies to cover general products liability, workers compensation, auto liability and other casualty and property risks. Our insurance rates are based on our safety record as well as trends in the insurance industry. We also maintain workers compensation insurance and auto insurance policies that are retrospective in that the cost per year will vary depending on the frequency and severity of claims in the policy year. Prior to the Acquisition, we were covered by some of Numico’s insurance policies. Following the consummation of the Acquisition, we obtained our own insurance policies to replace those Numico policies, including policies for general products liability. We currently maintain products liability insurance and general liability insurance.
      We face an inherent risk of exposure to product liability claims in the event that, among other things, the use of products sold by GNC results in injury. With respect to product liability coverage, we carry insurance coverage typical of our industry and product lines. Our coverage involves self-insured retentions with primary and excess liability coverage above the retention amount. We have the ability to refer claims to most of our vendors and their insurers to pay the costs associated with any claims arising from such vendors’ products. In most cases, our insurance covers such claims that are not adequately covered by a vendor’s insurance and provides for excess secondary coverage above the limits provided by our product vendors.
      We self-insure certain property and casualty risks due to our analysis of the risk, the frequency and severity of a loss, and the cost of insurance for the risk. We believe that the amount of self-insurance is not significant and will not have an adverse impact on our performance. In addition, we may from time to time self-insure liability with respect to specific ingredients in products that we may sell.
Employees
      As of March 31, 2005, we had a total of 5,054 full-time and 8,157 part-time employees, of whom approximately 10,828 were employed in our Retail segment; 39 were employed in our Franchise segment; 1,210 were employed in our Manufacturing/ Wholesale segment; and 531 were employed in corporate support functions; and 603 were employed in Canada. None of our employees belongs to a union or is a party to any collective bargaining or similar agreement. We consider our relationships with our employees to be good.

Properties
      In our Retail segment, there were 2,644 company-owned stores operating in the United States and Canada as of March 31, 2005. All but one of our stores are located on leased premises that typically range in size from 1,000 to 2,000 square feet. In our Franchise segment, substantially all of our 1,267 franchised stores in the United States and Canada are located on premises we lease, and then sublease to our respective franchisees. All of our 767 franchised stores in other international locations are owned or leased directly by our franchisees. No single store is material to our operations.

      As of March 31, 2005, our company-owned and franchised stores in the United States and Canada (excluding store-within-a-store locations) and our other international franchised stores consisted of:

	Company-
	Owned
United States and Canada	Retail	Franchise	Other International	Franchise

Alabama	32	13	Aruba	2
Alaska	6	5	Australia	37
Arizona	44	13	Bahamas	3
Arkansas	18	6	Brazil	15
California	198	178	Brunei	2
Colorado	46	30	Cayman Islands	1
Connecticut	38	7	Chile	55
Delaware	8	10	China	1
District of Columbia	5	2	Colombia	1
Florida	213	115	Costa Rica	6
Georgia	90	58	Dominican Republic	12
Hawaii	20	1	Ecuador	17
Idaho	9	5	El Salvador	8
Illinois	86	70	Guam	5
Indiana	46	35	Guatemala	13
Iowa	23	11	Honduras	1
Kansas	18	15	Hong Kong	15
Kentucky	36	10	Indonesia	24
Louisiana	39	8	Israel	16
Maine	9	—	Japan	8
Maryland	54	28	Kuwait	4
Massachusetts	54	11	Lebanon	5
Michigan	76	49	Malaysia	29
Minnesota	60	15	Mexico	176
Mississippi	20	9	Pakistan	1
Missouri	43	22	Panama	5
Montana	4	3	Peru	19
Nebraska	6	16	Philippines	44
Nevada	12	10	Saudi Arabia	39
New Hampshire	17	5	Singapore	64
New Jersey	69	55	South Africa	1
New Mexico	21	2	South Korea	35
New York	150	54	Taiwan	15
North Carolina	91	38	Thailand	29
North Dakota	6	—	Turkey	26
Ohio	101	66	U.S. Virgin Islands	2
Oklahoma	31	8	Venezuela	31
Oregon	21	11
Pennsylvania	135	49
Puerto Rico	23	—
Rhode Island	13	1
South Carolina	27	26
South Dakota	5	—
Tennessee	41	36
Texas	212	83
Utah	23	7
Vermont	5	—
Virginia	82	28
Washington	47	22
West Virginia	25	3
Wisconsin	47	11
Wyoming	4	1
Canada	135	6

Total	2,644	1,267	Total	767

      In our Manufacturing/ Wholesale segment, we lease facilities for manufacturing, packaging, warehousing, and distribution operations. We manufacture a majority of our proprietary products at a 230,000 square foot facility in Greenville, South Carolina. We also lease a 630,000 square foot complex located in Anderson, South Carolina, for packaging, materials receipt, lab testing, warehousing, and distribution. Both the

Greenville and Anderson facilities are leased on a long-term basis pursuant to “fee-in-lieu-of-taxes” arrangements with the counties in which the facilities are located, but we retain the right to purchase each of the facilities at any time during the lease for $1.00, subject to a loss of tax benefits. We also lease a 210,000 square foot distribution center in Leetsdale, Pennsylvania and a 112,000 square foot distribution center in Phoenix, Arizona. We conduct additional manufacturing for wholesalers and retailers of third-party products as well as warehouse certain third-party products at a leased facility located in New South Wales, Australia.
      We also lease four small regional sales offices in Clearwater, Florida; Fort Lauderdale, Florida; Laguna Hills, California; and Mississauga, Ontario. None of the regional sales offices is larger than 5,000 square feet. Our 253,000 square foot corporate headquarters in Pittsburgh, Pennsylvania is owned by Gustine Sixth Avenue Associates, Ltd., a Pennsylvania limited partnership, of which General Nutrition, Incorporated, one of our subsidiaries, is a 50% limited partner. The partnership’s ownership of the land and buildings, and the partnership’s interest in the ground lease to General Nutrition, Incorporated, are all encumbered by a mortgage in the original principal amount of $17.9 million, with an outstanding balance of $12.9 million as of March 31, 2005. This partnership is included in our consolidated financial statements.
Environmental Compliance
      We are subject to numerous federal, state, local and foreign environmental laws and regulations governing our operations, including the handling, transportation and disposal of our products, and our non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water and groundwater. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities. Changes in laws or the interpretation thereof or the development of new facts could also cause us to incur additional capital and operation expenditures to maintain compliance with environmental laws and regulations. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment without regard to fault or knowledge about the condition or action causing the liability. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which substances or wastes were sent by current or former operations at our facilities. The presence of contamination from such substances or wastes could also adversely affect our ability to sell or lease our properties, or to use them as collateral for financing. From time to time, we have incurred costs and obligations for correcting environmental noncompliance matters and for remediation at or relating to certain of our properties. We believe we have complied with, or are currently complying with, our environmental obligations to date and that such liabilities will not have a material adverse effect on our business or financial performance. However, it is difficult to predict future liabilities and obligations which could be material.
Legal Proceedings
      We are from time to time engaged in litigation. We regularly review all pending litigation matters in which we are involved and establish reserves deemed appropriate by management for these litigation matters. However, some of these matters are material and an adverse outcome in these matters could have a material impact on our financial condition and operating results.
      As a manufacturer and retailer of nutritional supplements and other consumer products that are ingested by consumers or applied to their bodies, we have been and are currently subjected to various product liability claims. Although the effects of these claims to date have not been material to us, it is possible that current and future product liability claims could have a material adverse impact on our financial condition and operating results. We currently maintain product liability insurance with a deductible/retention of $1.0 million per claim with an aggregate cap on retained loss of $10 million per claim. We typically seek and have obtained contractual indemnification from most parties that supply raw materials for our products or that manufacture or market products we sell. We also typically seek to be added, and have been added, as additional insured under most of such parties’ insurance policies. We are also entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra or Kava Kava sold prior to December 5, 2003. However, any such indemnification or insurance is limited by its terms and any such indemnification, as a practical matter, is limited to the creditworthiness of the indemnifying party and its insurer, and the absence of significant defenses by the insurers. See “Risk Factors” included elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein. — We may incur material products liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.” The products involved in the following cases were for third-party products and were not manufactured by GNC.
      Ephedra (Ephedrine Alkaloids). As of May 1, 2005, we have been named as a defendant in 211 pending cases involving the sale of third-party products that contain ephedra. Of those cases, two involve a proprietary GNC product. Ephedra products have been the subject of adverse publicity and regulatory scrutiny in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. In early 2003, we instructed all of our locations to stop selling products containing ephedra that were manufactured by GNC or one of our affiliates. Subsequently, we instructed all of our locations to stop selling any products containing ephedra by June 30, 2003. In April 2004, the FDA banned the sale of products containing ephedra. All claims to date have been tendered to the third-party manufacturer or to our insurer and we have incurred no expense to date with respect to litigation involving ephedra products. Furthermore, we are entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra sold prior to December 5, 2003. All of the pending cases relate to products sold prior to such time and, accordingly, we are entitled to indemnification from Numico for all of the pending cases.
      Pro-Hormone/ Androstenedione. On July 29, 2001, five substantially identical class action lawsuits were filed in the state courts of the States of Florida, New York, New Jersey, Pennsylvania and Illinois against us and various manufacturers of products containing pro-hormones, including androstenedione:

•	Brown v. General Nutrition Companies, Inc., Case No. 02-14221-AB, Florida Circuit Court for the 15th Judicial Circuit Court, Palm Beach County;

•	Rodriguez v. General Nutrition Companies, Inc., Index No. 02/126277, New York Supreme Court, County of New York, Commercial Division;

•	Abrams v. General Nutrition Companies, Inc., Docket No. L-3789-02, New Jersey Superior Court, Mercer County;

•	Toth v. Bodyonics, Ltd., Case No. 003886, Pennsylvania Court of Common Pleas, Philadelphia County; and

•	Pio v. General Nutrition Companies, Inc., Case No. 2-CH-14122, Illinois Circuit Court, Cook County.
      On March 20, 2004, a similar lawsuit was filed in California (Guzman v. General Nutrition Companies, Inc., Case No. 04-00283). Plaintiffs allege that we have distributed or published periodicals that contain advertisements claiming that the various pro-hormone products promote muscle growth. The complaints allege that we knew the advertisements and label claims promoting muscle growth were false, but nonetheless continued to sell the products to consumers. Plaintiffs seek injunctive relief, disgorgement of profits, attorney’s fees and the costs of suit. All of the products involved in these cases are third-party products. We have tendered these cases to the various manufacturers for defense and indemnification. Based upon information available to us at the present time, we believe that these matters will not have a material adverse effect upon our liquidity, financial condition or results of operations.
Government Regulation
Product Regulation
Domestic
      The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (“FDA”), the Federal Trade Commission (“FTC”), the Consumer Product Safety Commission, the United States Department of Agriculture and the Environmental Protection Agency. These

activities are also regulated by various agencies of the states and localities in which our products are sold. Pursuant to the Federal Food, Drug, and Cosmetic Act (“FDCA”), the FDA regulates the formulation, safety, manufacture, packaging, labeling and distribution of dietary supplements, (including vitamins, minerals, and herbs) and over-the-counter drugs. The FTC has jurisdiction to regulate the advertising of these products.
      The FDCA has been amended several times with respect to dietary supplements, in particular by the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). DSHEA established a new framework governing the composition, safety, labeling and marketing of dietary supplements. “Dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. “New” dietary ingredients (i.e., dietary ingredients that were “not marketed in the United States before October 15, 1994”) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without being “chemically altered.” A new dietary ingredient notification must provide the FDA evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. There is no certainty that the FDA will accept any particular evidence of safety for any new dietary ingredient. The FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients.
      The FDA issued a consumer warning in 1996, followed by proposed regulations in 1997, covering dietary supplements that contain ephedra or an active substance, ephedrine alkaloids. In February 2003 the Department of Health and Human Services announced a series of actions that the Department of Health and Human Services and the FDA planned to execute with respect to products containing ephedra, including the solicitation of evidence regarding the significant or unreasonable risk of illness or injury from dietary supplements containing ephedra and the immediate execution of a series of actions against ephedra products making unsubstantiated claims about sports performance enhancement. In addition, many states proposed regulations and three states enacted laws restricting the promotion and distribution of ephedra-containing dietary supplements. The botanical ingredient ephedra was formerly used in several third party and private label dietary supplement products. In January 2003, we began focusing our diet category on products that would replace ephedra products. In early 2003, we instructed all of our locations to stop selling products containing ephedra that were manufactured by GNC or one of our affiliates. Subsequently, we instructed all of our locations to stop selling any products containing ephedra by June 30, 2003. Sales of products containing ephedra amounted to approximately $35.2 million, or 3.3% of our retail sales, in 2003 and $182.9 million, or 17.1% of our retail sales, in 2002. In February 2004, the FDA issued a final regulation declaring dietary supplements containing ephedra illegal under the FDCA because they present an unreasonable risk of illness or injury under the conditions of use recommended or suggested in labeling, or if no conditions of use are suggested or recommended in labeling, under ordinary conditions of use. The rule took effect April 12, 2004 and banned the sale of dietary supplement products containing ephedra. Similarly, the FDA issued a consumer advisory in 2002 with respect to dietary supplements that contain the ingredient Kava, and the FDA is currently investigating adverse effects associated with ingestion of this ingredient. One of our subsidiaries, Nutra Manufacturing, Inc. (f/k/a Nutricia Manufacturing USA, Inc.), manufactured products containing Kava Kava from December 1995 until August 2002. All stores were instructed to stop selling products containing Kava Kava in December 2002. The FDA could take similar actions against other products or product ingredients which it determines present an unreasonable health risk to consumers.
      DSHEA permits “statements of nutritional support” to be included in labeling for dietary supplements without FDA premarket approval. Such statements must be submitted to FDA within 30 days of marketing and must bear a label disclosure that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.” Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-

being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. A company that uses a statement of nutritional support in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA determines that a particular statement of nutritional support is an unacceptable drug claim or an unauthorized version of a “health claim,” or if the FDA determines that a particular claim is not adequately supported by existing scientific data or is false or misleading, we would be prevented from using the claim.
      In addition, DSHEA provides that so-called “third-party literature,” e.g., a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may be used “in connection with the sale of a dietary supplement to consumers” without the literature being subject to regulation as labeling. Such literature must not be false or misleading; may not “promote” a particular manufacturer or brand of dietary supplement; must present a balanced view of the available scientific information on the subject matter; if displayed in an establishment, it must be physically separate from the dietary supplements; and should not have appended to it any information by sticker or any other method. If the literature fails to satisfy each of these requirements, we may be prevented from disseminating such literature with our products, and any dissemination could subject our product to regulatory action as an illegal drug.
      We expect that the FDA will adopt in the near future the final regulations, proposed on March 13, 2003, regarding Good Manufacturing Practice in manufacturing, packing, or holding dietary ingredients and dietary supplements authorized by DSHEA. These regulations would require dietary supplements to be prepared, packaged and held in compliance with certain rules, and might require quality control provisions similar to those in the Good Manufacturing Practice regulations for drugs. We or our third-party suppliers or vendors may not be able to comply with the new rules without incurring substantial additional expenses. In addition, if our third-party suppliers or vendors are not able to timely comply with the new rules, we may experience increased costs or delays in obtaining certain raw materials and third-party products.
      The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including powers to issue a public warning letter to a company, to publicize information about illegal products, to request a recall of illegal products from the market, and to request the Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the United States courts. The regulation of dietary supplements may increase or become more restrictive in the future.
      Legislation was pending in Congress in 2004 to impose substantial new regulatory requirements for dietary supplements, e.g., S.722, S.1538, S.1780, H.R. 3377 and H.R. 3866. S.722 would have imposed adverse event reporting, postmarket surveillance requirements, FDA reviews of dietary supplement ingredients, and other requirements. H.R. 3377 would have imposed similar requirements as well as safety testing and records inspection. S.1538 would have increased FDA appropriations to allow full implementation and enforcement of DSHEA. The dietary supplement industry supported S.1538. Key members of Congress and the dietary supplement industry have indicated that they have reached agreement to support legislation requiring adverse event reporting. If enacted, S.722 and H.R. 3377 would have raised our costs and hindered our business. While these bills are no longer pending, we anticipate these bills will be reintroduced in 2005. In October 2004, legislation was passed subjecting specified substances currently used in some dietary supplements, such as “androstenedione” or “andro,” to the requirements of the Controlled Substances Act. Under the new law, these substances may no longer be sold as dietary supplements.
      The FTC exercises jurisdiction over the advertising of dietary supplements. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. We continue to be subject to three consent orders issued by the FTC. In 1984, the FTC instituted an investigation of General Nutrition, Incorporated, one of our subsidiaries, alleging deceptive acts and practices in connection with the advertising and marketing of certain of its products. General Nutrition, Incorporated accepted a proposed consent order which was finalized in 1989, under which it agreed to refrain from, among other things, making certain claims with respect to certain of its products unless the claims are based on and substantiated by reliable and competent scientific evidence. We also entered into a consent order in 1970 with the FTC, which generally addressed “iron deficiency anemia” type products. As a result of routine monitoring by the FTC, disputes arose concerning its compliance with these orders, and with regard to advertising for certain hair care products. While General Nutrition, Incorporated believes that, at all times, it operated in material compliance with the orders, it entered into a settlement in 1994 with the FTC to avoid protracted litigation. As a part of this settlement, General Nutrition, Incorporated entered into a consent decree and paid, without admitting liability, a civil penalty in the amount of $2.4 million and agreed to adhere to the terms of the 1970 and 1989 consent orders and to abide by the provisions of the settlement document concerning hair care products. We do not believe that future compliance with the outstanding consent decrees will materially affect our business operations. In 2000, the FTC amended the 1970 order to clarify language in the 1970 order that was believed to be ambiguous and outmoded.
      The FTC continues to monitor our advertising and, from time to time, requests substantiation with respect to such advertising to assess compliance with the various outstanding consent decrees and with the Federal Trade Commission Act. Our policy is to use advertising that complies with the consent decrees and applicable regulations. We review all products brought into our distribution centers to assure that such products and their labels comply with the consent decrees. We also review the use of third-party point of purchase materials such as store signs and promotional brochures. Nevertheless, there can be no assurance that inadvertent failures to comply with the consent decrees and applicable regulations will not occur. Approximately 20% of the products sold by franchised stores are purchased by franchisees directly from other vendors and these products do not flow through our distribution centers. Although franchise contracts contain strict requirements for store operations, including compliance with federal, state, and local laws and regulations, we cannot exercise the same degree of control over franchisees as we do over our company-owned stores. As a result of our efforts to comply with applicable statutes and regulations, we have from time to time reformulated, eliminated or relabeled certain of our products and revised certain provisions of our sales and marketing program. We believe we are in material compliance with the various consent decrees and with applicable federal, state and local rules and regulations concerning our products and marketing program. Compliance with the provisions of national, state and local environmental laws and regulations has not had a material effect upon our capital expenditures, earnings, financial position, liquidity or competitive position.
Foreign
      Our products sold in foreign countries are also subject to regulation under various national, local, and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and over-the-counter drugs. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products.
      We cannot determine what effect additional domestic or international governmental legislation, regulations or administrative orders, when and if promulgated, would have on our business in the future. New legislation or regulations may require the reformulation of certain products to meet new standards, require the recall or discontinuance of certain products not capable of reformulation, impose additional record keeping or require expanded documentation of the properties of certain products, expanded or different labeling, or scientific substantiation.
Franchise Regulation
      We must comply with regulations adopted by the FTC and with several state laws that regulate the offer and sale of franchises. The FTC’s Trade Regulation Rule on Franchising and certain state laws require that we furnish prospective franchisees with a franchise offering circular containing information prescribed by the Trade Regulation Rule on Franchising and applicable state laws and regulations.

      We also must comply with a number of state laws that regulate some substantive aspects of the franchisor-franchisee relationship. These laws may limit a franchisor’s business practices in a number of ways, including limiting the ability to:

•	terminate or not renew a franchise without good cause;

•	interfere with the right of free association among franchisees;

•	disapprove the transfer of a franchise;

•	discriminate among franchisees with regard to charges, royalties and other fees; and

•	place new stores near existing franchises.
      To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations. Bills intended to regulate certain aspects of franchise relationships have been introduced into Congress on several occasions during the last decade, but none have been enacted.
      Our international franchise agreements and franchise operations are regulated by various foreign laws, rules and regulations. To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information regarding directors and executive officers of GNC and the guarantors as of March 31, 2005.

Name	Age	Position

Robert J. DiNicola	57	Chairman of the Board of Directors and interim Chief Executive Officer — General Nutrition Centers, Inc.(2)
Joseph Fortunato	52	Executive Vice President and Chief Operating Officer — General Nutrition Centers, Inc.(1)
Robert Homler	59	Executive Vice President and Chief Merchandising Officer — General Nutrition Centers, Inc.(1)
Curtis J. Larrimer	49	Executive Vice President and Chief Financial Officer — General Nutrition Centers, Inc.(2)
Tom Dowd	42	Senior Vice President of Stores — General Nutrition Corporation
Lee Karayusuf	54	Senior Vice President of Distribution and Transportation — General Nutrition Distribution, L.P.
Michael Locke	59	Senior Vice President of Manufacturing — Nutra Manufacturing, Inc.
James M. Sander	48	Senior Vice President of Law, Chief Legal Officer and Secretary — General Nutrition Centers, Inc.(2)
Eileen D. Scott	51	Senior Vice President of Human Resources and Customer Service — General Nutrition Centers, Inc.(1)
J.J. Sorrenti	39	Senior Vice President and General Manager of Franchising — GNC Franchising, LLC
Reginald N. Steele	59	Senior Vice President of International Franchising — General Nutrition International, Inc.
Susan Trimbo	49	Senior Vice President of Scientific Affairs — General Nutrition Corporation
Mary Elizabeth Burton	53	Director(1)(4)
Peter P. Copses	46	Director(1)(3)
George G. Golleher	57	Director(1)(3)
Joseph W. Harch	51	Director(1)(4)
Joshua J. Harris	40	Director(1)
Andrew S. Jhawar	33	Director(1)(3)
Edgardo A. Mercadante	49	Director(1)(4)

(1)	Holds same position with our parent company, GNC Corporation.

(2)	Holds same position(s) with GNC Corporation and the following subsidiaries: General Nutrition Companies, Inc., General Nutrition Corporation, General Nutrition Distribution Company, General Nutrition Distribution, L.P., General Nutrition Government Services, Inc., General Nutrition, Incorporated, General Nutrition Investment Company, General Nutrition International, Inc., General Nutrition Sales Corporation, General Nutrition Systems, Inc., GNC (Canada) Holding Company, GNC Franchising, LLC, GNC Canada Limited, GNC US Delaware, Inc., GN Investment, Inc., Informed Nutrition, Inc. and Nutra Manufacturing, Inc.

(3)	Member of Compensation Committee of GNC Corporation and General Nutrition Centers, Inc.

(4)	Member of Audit Committee of GNC Corporation and General Nutrition Centers, Inc.

     Robert J. DiNicola has been a member of our Board of Directors since December 2003 and became Executive Chairman of our Board of Directors in October 2004 and our interim Chief Executive Officer in December 2004. Since December 14, 2004 Mr. DiNicola has served as Interim Chief Executive Officer and since March 30, 2005, Mr. DiNicola has served as Chairman of the Board of General Nutrition Companies, Inc. and each of its subsidiaries. He is a 33 year veteran of the retail industry. Mr. DiNicola is the former Chairman of the Board of Directors of Zale Corporation. Mr. DiNicola joined Zale Corporation as its Chairman and Chief Executive Officer in April 1994. In July 1999, Mr. DiNicola relinquished his position as Chief Executive Officer of Zale Corporation and as an officer of the company the following year, but remained a member of the board. At the request of the Board, he rejoined Zale Corporation in February 2001 as Chairman and Chief Executive Officer. Mr. DiNicola subsequently relinquished his position as Chief Executive Officer of Zale Corporation in August 2002 but retained his position as Chairman of the Board until March 2004. Prior to joining Zale Corporation, Mr. DiNicola served as the Chairman and Chief Executive Officer of the Bon Marche, a division of Federated Department Stores, located in Seattle, Washington. Mr. DiNicola also serves as the Senior Retail Analyst for Apollo Associates, a private equity management firm affiliated with Apollo Management V. Beginning his retail career in 1972, Mr. DiNicola is also a veteran of Macy’s, May Company, and Federated Department Stores. He has held numerous executive positions in buying, merchandising, and store operations across the country during his retail career.
      Joseph Fortunato became Executive Vice President and Chief Operating Officer of GNC in December 2003. Since November 2001, Mr. Fortunato has also served as Executive Vice President and Chief Operating Officer of General Nutrition Companies, Inc. From October 2000 until November 2001, Mr. Fortunato served as its Executive Vice President of Retail Operations and Store Development. Mr. Fortunato began his employment with General Nutrition Companies, Inc. in October 1990 and has held various positions, including Senior Vice President of Store Development and Operations from 1998 until 2000, Vice President of Financial Operations from 1997 until 1998 and Director of Financial Operations from 1990 until 1997. From 1984 to 1988, Mr. Fortunato was President of Fortunato & Associates Financial Consulting Group. From 1975 to 1984, Mr. Fortunato was the Controller of Motor Coils Manufacturing Company, a manufacturer of traction motors for locomotives and oil drilling rigs.
      Robert Homler became Executive Vice President and Chief Merchandising Officer of GNC in February 2005. From March 2001 until January 2005, Mr. Homler owned a Coffee Beanery franchise operation in East Brunswick, New Jersey. From July 1998 to January 2000, Mr. Homler was President of Merchandising and Marketing of Levitz Furniture Corporation. Prior to joining Levitz Furniture Corporation, Mr. Homler was, from January 1994 to June 1998, Executive Vice President of Home Store Operations at Macy’s East Division of Federated Department Stores. From 1984 through 1994, Mr. Homler was a General Merchandise Manager of Home Store Operations at various Federated Department Store divisions: A & S/ Jordan Marsh from 1992 until 1994; Rich’s Department Stores from 1991 until 1992; and Bon Marche from 1988 until 1992. Mr. Homler was from 1984 until 1988, Senior Vice President — Director of Merchandising for R.H. Macy Corporation where he began his retail career in 1968 as a buyer and merchandiser.
      Curtis J. Larrimer became Executive Vice President in March 2005 and continues to serve as Chief Financial Officer after having served as Senior Vice President of Finance and Chief Financial Officer of GNC since December 2004, and after having served as Corporate Controller since February 2004. Since March 30, 2005, Mr. Larrimer has also served as Executive Vice President, Chief Financial Officer and director of General Nutrition Companies, Inc. and each of its subsidiaries. Since August 2001, Mr. Larrimer has also served as Senior Vice President of Finance and Corporate Controller of General Nutrition Companies, Inc. From January 1995 until August 2001, Mr. Larrimer served as Vice President and Controller of General Nutrition Companies, Inc. He began his employment with General Nutrition, Incorporated in the Budgets and Taxes department in 1980 and has held various positions, including Controller of the Retail and Manufacturing/ Wholesale divisions and Assistant Corporate Controller, Vice President and Controller.
      Tom Dowd became Senior Vice President of Stores of General Nutrition Corporation in March 2003. From March 2001 until March 2003, Mr. Dowd was President of Contract Supplement Manufacturing Co., an unaffiliated product consulting company. From May 2000 until March 2001, Mr. Dowd was Senior Vice President of Retail Sales and was Division Three Vice President of General Nutrition Corporation from

December 1998 to May 2000. From March 2001 until March 2003, he was also President of Healthlabs, LLC.
      Lee Karayusuf became Senior Vice President of Distribution and Transportation of General Nutrition Companies, Inc. in December 2000 with additional responsibility for its then affiliates, Rexall Sundown and Unicity. Mr. Karayusuf served as Director of Transportation of General Nutrition Companies, Inc. from December 1991 until March 1994 and Vice President of Transportation and Distribution from 1994 until December 2000. Prior to working at General Nutrition Companies, Inc. in 1991, Mr. Karayusuf was responsible for transportation operations for Daily Juice Company.
      Michael Locke became Senior Vice President of Manufacturing of Nutra Manufacturing, Inc. in June 2003. From January 2000 until June 2003, Mr. Locke served as the head of North American Manufacturing Operations for Numico, the former parent company of General Nutrition Companies, Inc. From 1994 until 1999, he served as Senior Vice President of Manufacturing of Nutra Manufacturing, Inc. (f/ k/ a General Nutrition Products, Inc.), and from 1991 until 1993, he served as Vice President of Distribution. From 1986 until 1991, Mr. Locke served as Director of Distribution of General Distribution Company, our indirect subsidiary.
      James M. Sander became Senior Vice President, Chief Legal Officer and Secretary of GNC in December 2003. Since November 2001, Mr. Sander has also served as Senior Vice President, Chief Legal Officer, Secretary and director of General Nutrition Companies, Inc. and each of its subsidiaries. Mr. Sander served as Vice President, Chief Legal Officer, Secretary and director of General Nutrition Companies, Inc. and each of its subsidiaries from February 1993 until November 2001. From February 1989 until February 1993, Mr. Sander served as Assistant General Counsel and Assistant Secretary of General Nutrition Companies, Inc. Prior to working at General Nutrition Companies, Inc., Mr. Sander was the Assistant Vice President and Corporate and Securities Counsel for Equimark Corporation from 1985 until 1988.
      Eileen D. Scott became Senior Vice President of Human Resources and Customer Service of GNC and General Nutrition Companies, Inc. in January 2001. From May 1996 until January 2001, she was Vice President of Human Resources, and from October 1989 until May 1996 she was Director of Human Resources, of General Nutrition Companies, Inc. Ms. Scott joined General Nutrition Companies, Inc. in August 1988 as Assistant Director, Human Resources. Prior to working for General Nutrition Companies, Inc., she was the Director of Compensation and Benefits at the Joseph Horne Company, a department store chain, and had held a variety of finance and human resources positions there from 1978 to 1988.
      J.J. Sorrenti became Senior Vice President and General Manager of Franchising of GNC Franchising, LLC in March 2003. From December 2002 until March 2003, Mr. Sorrenti served as Senior Vice President of Retail Stores of General Nutrition Corporation. From October 2000 until December 2002, he served as Vice President for Franchise Operations of GNC Franchising, LLC. From October 1999 through October 2000, Mr. Sorrenti was the Chief Operating Officer of the franchise division of Nevada Bob’s Golf in Dallas, Texas. From January 1994 through October 1999, he served as Director of Operations of GNC Franchising, LLC.
      Reginald N. Steele became Senior Vice President of International Franchising of General Nutrition International, Inc. in April 2001, having started as a Vice President in March 1994. From 1992 through March 1994, Mr. Steele was Executive Vice President and Chief Operating Officer of the Coffee Beanery, Ltd., a 300-unit gourmet coffee store retailer. From 1989 to 1992, Mr. Steele was employed as Senior Vice President of Franchising for Shoney’s Restaurants Inc., a casual dining restaurant company. From 1985 to 1989, Mr. Steele was the Vice President and Executive Vice President of Franchise Operations for Arby’s, Inc., a 2,600-unit fast food chain.
      Susan Trimbo, Ph.D. became Senior Vice President of Scientific Affairs of General Nutrition Corporation in August 2001. Dr. Trimbo joined General Nutrition Corporation in June 1999 as Vice President of Scientific Affairs and, between July 2000 and July 2003, she also provided oversight for all of Numico’s North American nutritional supplement businesses. Prior to joining General Nutrition Corporation, Dr. Trimbo worked for Wyeth Consumer Healthcare on its Centrum vitamin business from January 1997 until June 1999 and for Clintec, a Nestle S.A./ Baxter Healthcare Medical Nutrition venture, from January 1985 until January 1997.
      Mary Elizabeth Burton has been a member of GNC’s board of directors since December 2003. Since July 1992, Ms. Burton has served as the Chairman and Chief Executive Officer of BB Capital, Inc., a management services and advisory company that she owns. From June 1998 until April 1999, Ms. Burton served as the Chief Executive Officer of The Cosmetic Center, Inc., a specialty retailer of cosmetics and fragrances. From July 1991 to June 1992, Ms. Burton also served as the Chief Executive Officer of PIP Printing, Inc., a leading business printing franchise chain. In addition, Ms. Burton was the Chief Executive Officer of Supercuts, Inc. from September 1987 until May 1991, as well as having served in various other senior executive level capacities in the retailing industry. Ms. Burton currently also serves on the boards of directors of Staples, Inc., The Sports Authority, Inc., Rent-A-Center, Inc., Zale Corporation and Aeropostale, Inc.
      Peter P. Copses has been a member of GNC’s board of directors since November 2003 and served as Chairman of GNC’s board of directors until October 2004. Mr. Copses is a founding senior partner at Apollo Advisors, L.P. (and together with its affiliated managers, “Apollo Advisors”), a private investment management firm founded in 1990, which manages the Apollo investment funds. Mr. Copses is also a Director of Rent-A-Center, Inc., Resolution Specialty Materials, Inc. and Resolution Performance Products Inc.
      George G. Golleher has been a member of GNC’s board of directors since December 2003. Mr. Golleher has been a business consultant and private equity investor since June 1999. Mr. Golleher is a director of Simon Worldwide, Inc. and has also been its Chief Executive Officer since March 2003. From March 1998 to May 1999, Mr. Golleher served as President, Chief Operating Officer and director of Fred Meyer, Inc. a food and drug retailer. Prior to joining Fred Meyer, Inc., Mr. Golleher served for 15 years with Ralphs Grocery Company until March 1998, ultimately as the Chief Executive Officer and Vice Chairman of the Board. Mr. Golleher is also Chairman of the Board of American Restaurant Group, Inc. and a director of Rite Aid Corporation.
      Joseph W. Harch has been a member of GNC’s board of directors since February 2004. Mr. Harch was a practicing Certified Public Accountant from 1974 until 1979 and has been in the securities business since 1979. Mr. Harch founded Harch Capital Management, Inc. (HCM) in 1991. At HCM, Mr. Harch has worked as a research analyst, investment strategist and portfolio manager for HCM’s high yield fixed income and equity accounts and is currently chairman of HCM’s board of directors. Between 1979 and 1991, Mr. Harch was a senior investment banker with the firms of Bateman Eichler, Hill Richards, Prudential Bache Securities, Drexel Burnham Lambert Incorporated and Donaldson, Lufkin & Jenrette, Inc. From October 1988 through February 1990, Mr. Harch was the National High Yield Sales Manager at Drexel Burnham Lambert Incorporated, where he managed its high yield sales force and syndicate and was responsible for new account development and origination. Mr. Harch is also a Director of Nobel Learning Communities, Inc.
      Joshua J. Harris has been a member of GNC’s board of directors since December 2003. Mr. Harris is a founding senior partner at Apollo Advisors. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated, an investment bank. Mr. Harris is also a Director of Compass Minerals International, Inc., Nalco Holdings, Pacer International, Inc., Quality Distribution Inc., Resolution Performance Products LLC, United Agri Products, Inc. and Borden Chemical, Inc.
      Andrew S. Jhawar has been a member of GNC’s board of directors since November 2003. Mr. Jhawar is a partner of Apollo Advisors, where he has been employed since February 2000. Prior to joining Apollo Advisors, Mr. Jhawar was an investment banker at Donaldson, Lufkin & Jenrette Securities Corporation from July 1999 until January 2000 and at Jefferies & Company, Inc. from August 1993 until December 1997. Mr. Jhawar is also a Director of Rent-A-Center, Inc.
      Edgardo A. Mercadante has been a member of GNC’s board of directors since December 2003. Since January 1997, Mr. Mercadante has served as Chairman and Chief Executive Officer of Familymeds Group,

Inc., a company that operates specialty clinic-based pharmacies and vitamin centers. In November 2004 Familymeds Group, Inc. merged with DrugMax, Inc., a public specialty drug distributor. Mr. Mercadante serves as Co-Chairman and CEO of DrugMax. From 1991 to 1996, Mr. Mercadante was President and Chief Executive Officer of APP, Inc., a pharmacy benefit management company, which he co-founded in 1991. Additionally, from 1987 to 1996, Mr. Mercadante was President and Chief Executive Officer of Arrow Corp., a franchise pharmacy retailer. From 1987 to 1991, Mr. Mercadante was Chief Operating Officer of Appell Management Corp., a company that established licensed pharmacy outlets in supermarkets. From 1980 to 1986, Mr. Mercadante was a Division Manager at Rite Aid Corporation. Mr. Mercadante is also a Director of ProHealth Physicians, MediBank and Familymeds Group, Inc.
Code of Ethics
      The Company has adopted a Code of Ethics applicable to the Company’s Chief Executive Officer and Senior Financial Officers. In addition, the Company has adopted a Code of Ethical Business Conduct for all manager level employees and above.
Board Composition
      As of March 31, 2005, GNC’s board of directors was composed of eight directors and the board of directors of each of General Nutrition Companies, Inc., General Nutrition Corporation, General Nutrition Distribution Company, General Nutrition Government Services, Inc., General Nutrition, Incorporated, General Nutrition Investment Company, General Nutrition International, Inc., Nutra Sales Corporation, General Nutrition Systems, Inc., GNC (Canada) Holding Company, GNC Canada Limited, GNC US Delaware, Inc., GN Investment, Inc., Informed Nutrition, Inc. and Nutra Manufacturing, Inc. was composed of three directors and in the case of GNC Franchising, LLC, the Management Committee was comprised of three managers.
      Each director of GNC and each of the guarantors serves for annual terms and until his or her successor is elected and qualified and, in the case of GNC Franchising, LLC, each manager serves until removal or resignation. The annual stockholders meeting for GNC is held at such date and at such time as designated by the board of directors from time to time, at which the directors are elected. The annual stockholders meetings for General Nutrition Corporation, General Nutrition, Incorporated, General Nutrition Companies, Inc., GNC US Delaware, Inc., GN Investment, Inc., General Nutrition Investment Company, Nutra Sales Corporation and Nutra Manufacturing, Inc. (f/k/a Nutricia Manufacturing USA, Inc.) are scheduled to be held on the first Monday in July. The annual stockholders meetings for General Nutrition Distribution Company, General Nutrition Government Services, Inc., General Nutrition International, Inc., General Nutrition Systems, Inc., GNC (Canada) Holding Company, GNC Canada Limited and Informed Nutrition, Inc. are scheduled to be held on the second Thursday in June. Apollo indirectly controls a majority of the common stock of GNC Corporation, our parent company. Our parent company, as our sole stockholder, has the power to name and replace all of our directors.
Board Committees
      The board of directors of GNC has the authority to appoint committees to perform certain management and administration functions. The board of directors of GNC currently has an audit committee and a compensation committee.
Audit Committee
      The audit committee selects, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discusses with the independent auditors their independence, approves the compensation of the independent public accounting firm, reviews and discusses the audited financial statements with the independent auditors and management and will recommend to our board of directors whether the audited financials should be included in our Annual Reports on Form 10-K to be filed with the Securities and Exchange Commission (“SEC”). The audit committee also oversees GNC’s internal audit function. Messrs. Mercadante and Harch and Ms. Burton are members of GNC’s audit committee.

Mr. Mercadante is the chairman of GNC’s audit committee. GNC has one audit committee financial expert serving on its audit committee. The board of directors has determined that the financial expert is Mr. Harch.
Compensation Committee
      The compensation committee reviews and either approves, on behalf of our board of directors, or recommends to the board of directors for approval, the annual salaries and other compensation of our executive officers and individual stock and stock option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans. Mr. Jhawar is the chairman of GNC’s compensation committee, and the other members of GNC’s compensation committee are Messrs. Copses and Golleher.
Additional Information with Respect to Compensation Committee Interlocks and Insider Participation in Compensation Decisions
      The board of directors of GNC and our parent company have compensation committees that have identical membership and are each currently comprised of Messrs. Copses, Jhawar and Golleher. Mr. Copses, a member of each compensation committee, was an executive officer of GNC from its inception in October 2003 and of our parent company, GNC Corporation, from its inception in November 2003, in each case until his resignation as an executive officer in February 2004 following consummation of the Acquisition. Mr. Copses is a founding Senior Partner, and Mr. Jhawar is a partner, at Apollo, an affiliate of our equity sponsor. Except as described above, no member of the compensation committee has ever been an executive officer of GNC or its subsidiaries or been an affiliate of GNC or one of its affiliates. During the year ended December 31, 2004 and the three months ended March 31, 2005, no other executive officer of GNC served as a director or member of the compensation committee of another entity whose executive officers served on GNC’s board of directors or compensation committee.
Compensation of Directors
      Our chairman of the board of directors and each non-employee director receive an aggregate annual retainer of $40,000 and a stipend of $2,000 for each board meeting attended in person or $500 for each meeting attended telephonically. Additionally, non-employee directors serving on board committees receive a stipend of $1,000 for each meeting attended in person or $500 for each meeting attended telephonically. In addition, our parent has granted each of our non-employee directors between 25,000 and 75,000 fully vested options to purchase shares of our Parent’s common stock under our Parent’s 2003 Omnibus Stock Option Plan for their service on our Parent’s board of directors upon each director’s appointment, aggregating 325,000 options.

EXECUTIVE COMPENSATION
Summary Compensation Table
      The following table sets forth certain information concerning compensation paid by GNC to its chief executive officer and its four most highly compensated executive officers (collectively, the “named executive officers”) for services rendered in all capacities to GNC during the fiscal year 2004:

					Long-Term Compensation

		Annual Compensation			Securities
					Underlying
				Other Annual	Options/SARs	All Other
Name and Principal Position	Year	Salary ($)	Bonus	Compensation(1)	(#)(2)	Compensation(3)

Louis Mancini	2004	$525,000		$64,711	—	$300,000
Former President and Chief Executive Officer and Director(4)
Robert J. DiNicola	2004	$26,750			350,000	$58,500
Interim Chief Executive Officer and Chairman(4)
Joseph Fortunato	2004	$350,000		$58,834	—	$349,746
Executive Vice President and Chief Operating Officer
David Heilman	2004	$350,000		$58,834	—	$331,511
Former Executive Vice President and Chief Administrative Officer(4)
Margaret Peet	2004	$243,516		$120,621	—	—
Former Senior Vice President - Product Development(4)
Susan Trimbo	2004	$221,140		$42,924	—	$223,601
Senior Vice President of Scientific Affairs

(1)	Includes cash amounts received by the persons listed in this table for (a) supplemental retirement purposes in the following amounts: Mr. Mancini $13,236; Mr. Fortunato $13,236; Mr. Heilman $13,236; Ms. Peet $11,597; and Ms. Trimbo $8,117; (b) professional assistance and personal life and disability insurance in the following amounts: Mr. Mancini $14,917; Mr. Fortunato $14,917; Mr. Heilman $14,917; Ms. Peet $4,558; and Ms. Trimbo $4,759; and (c) housing allowance for Ms. Peet $85,990.

(2)	The 350,000 options granted to Mr. DiNicola have an exercise price of $6.00 per share as determined by the Board of Directors.

(3)	Includes payments received by the individuals listed in this table in connection with the sale of GNCI in 2003 for (a) change in control bonuses in the following amounts: Mr. Mancini $300,000; Mr. Heilman $302,500; Mr. Fortunato $330,000; and Ms. Trimbo $208,000; (b) cash bonus paid by Numico on the Numico Management Stock Purchase Plan in the following amounts: Mr. Heilman $29,011; Mr. Fortunato $19,746; and Ms. Trimbo $15,601; (c) imputed value for life insurance premiums in the following amounts: Mr. Mancini $1,012; Mr Fortunato $541; Mr. Heilman $541; Ms. Peet $155 and Ms. Trimbo $302; and (d) annual retainer and board meeting attendance fees for Mr. DiNicola in his role as a Director $58,500.

(4)	Mr. Mancini served as President and Chief Executive Officer and Director through December 1, 2004. Mr. DiNicola became Interim Chief Executive Officer on December 1, 2004. Mr Heilman served as

Executive Vice President and Chief Administrative Officer through March 8, 2005. Ms. Peet served as Senior Vice President — National Sales Director and Product Development through March 30, 2005.

AGGREGATED NUMICO SAR EXERCISES IN LAST
FISCAL YEAR AND FY-END NUMICO OPTION SAR VALUES

			Number of
			Securities	Value of
			Underlying	Unexercised
			Unexercised	In-The-Money
			Options/SARs	Options/SAR’s
	Shares		at Fiscal	at Fiscal
	Acquired	Value	Year-End (#)	Year-End ($)
	on Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable(1)	Unexercisable

Louis Mancini	15,000	$217,438	—	—
Joseph Fortunato	15,000	$211,232	15,000	$16,200
David Heilman	15,000	$211,232	15,000	$16,200
Susan Trimbo	10,000	$143,340	10,000	$10,800

(1)	Stock Appreciation Rights granted by Numico; all of which are fully vested and exercisable.
AGGREGATED GNC CORPORATION OPTION/ SAR EXERCISES
IN LAST FISCAL YEAR AND FY-END OPTION/ SAR VALUES

			Number of
			Securities	Value of
			Underlying	Unexercised
			Unexercised	In-The-Money
			Options/SAR’S	Options/SAR’s
	Shares		at Fiscal	at Fiscal
	Acquired	Value	Year-End (#)	Year-End ($)
	on Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable(1)

Louis Mancini	0	0	0/ 0	0
Robert DiNicola	0	0	200,000/ 150,000	0
Joseph Fortunato	0	0	73,833/ 221,500	0
David Heilman	0	0	73,833/ 221,500	0
Margaret Peet	0	0	11,075/ 33,225	0
Susan Trimbo	0	0	13,290/ 39,870	0

(1)	Based upon the fair market value of our Parent’s Common Stock as of December 31, 2004, as determined by our Parent, less the exercise price per share.
OPTION/ SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants

		Percent of
		Total
	Number of	Options/			Potential Realizable Value
	Securities	SARS			at Assumed Rates of
	Underlying	Granted to	Exercise		Stock Price Appreciation
	Options/	Employees	of Base		for Option Term(3)
	SARS	in Fiscal	Price	Expiration
Name	Granted	Year	($/share)	Date	5%	10%

Robert J. DiNicola	50,000	15% (1)	$6.00	2/11/2011	$122,130	$284,615
Robert J. DiNicola	300,000	73% (2)	$6.00	12/11/2011	$732,781	$1,707,691

(1)	Based on the 325,000 options granted to non-employee directors under the GNC Corporation 2003 Omnibus Stock Incentive Plan. This immediately-vested grant was for Mr. DiNicola in his role as a then non-employee director of our parent.

(2)	Based on 406,320 options granted as of December 31, 2004 to employees under the GNC Corporation 2003 Omnibus Stock Incentive Plan. Under the terms of the option agreements, options granted to employees vest 25% annually. Of the options granted to Mr. DiNicola, 150,000 were vested immediately and the remaining 150,000 will vest on December 1, 2005, the one year anniversary from the date of grant. None of the options were exercised in 2004.

(3)	The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC. Our actual stock price appreciation over the 7 year option term will likely differ from these assumed rates.
      In addition, we may from time to time give our executive officers additional benefits, none of which we believe to be material.
Employment Agreements
      We entered into certain employment agreements with Messrs. Mancini, Heilman, Fortunato and Ms. Trimbo in connection with the Acquisition and shortly thereafter with Ms. Peet. The agreements for Messrs. Heilman and Fortunato were amended and restated on substantially the same terms on December 15, 2004. The agreements for each of the executives provide for an employment term up to December 31, 2006, subject to automatic annual one-year renewals commencing on December 15, 2005 and each December 15th thereafter, unless GNC or the executive provides advance notice of termination. The agreements provide for an annual base salary of $525,000 for Mr. Mancini, $350,000 for each of Messrs. Heilman and Fortunato, $275,000 for Ms. Peet and $208,000 for Ms. Trimbo. Such salary is subject to annual review by the Board of Directors or the Compensation Committee. On December 2, 2004, Mr. Mancini resigned his position as our President, Chief Executive Officer and Director. On March 8, 2005, Mr. Heilman resigned his position as Executive Vice President and Chief Administrative Officer, and on March 30, 2005, Ms. Peet resigned her position as Senior Vice President — Product Development. In connection with his appointment as Interim Chief Executive Officer, we entered into an employment agreement with Mr. DiNicola. The term of the employment agreement expires on December 31, 2005, subject to one year extensions at our option. Under the employment agreement, Mr. DiNicola will receive a base salary of $535,000 per year. In connection with his appointment as Executive Vice President and Chief Financial Officer, on March 14, 2005 we entered into an amended and restated employment agreement with Mr. Larrimer. The term of Mr. Larrimer’s employment agreement expires on December 31, 2006, subject to one year extensions at our option. Under the employment agreement, Mr. Larrimer will receive a base salary of $300,000 per year.
      The executives are entitled to certain annual performance bonus payments pursuant to the terms of their employment agreements. The bonus payments for Messrs. DiNicola and Fortunato are based upon a range of annual target levels of EBITDA and cash flow generation goals set by the Board of Directors or Compensation Committee. Such bonus is payable in an amount within a range of 50% to 120% of Mr. DiNicola’s annual base salary and 40% to 100% of Mr. Fortunato’s annual base salary, all of which are dependent upon meeting or exceeding EBITDA and cash flow generation goals for the applicable year. Such bonus is payable only if the executive is employed by GNC on the last day of the bonus period. In addition, Mr. DiNicola will be entitled to a success bonus of $1 million if, during the term of the agreement, we complete an initial public offering or a change of control transaction occurs (in either case of a specified magnitude) and in certain other circumstances. The bonus payments for Mr. Larrimer, Ms. Peet and Ms. Trimbo are in an amount to be determined by the Compensation Committee in its discretion.
      Pursuant to the terms of the employment agreements and the GNC Corporation (f/k/a General Nutrition Centers Holding Company) 2003 Omnibus Stock Option Plan, Mr. Fortunato was granted an option to purchase 295,333 shares of our parent’s common stock. Mr. Mancini was granted on option to purchase 443,000 shares, however, these options have terminated. Ms. Trimbo was granted an option to purchase 53,160 shares and Ms. Peet was granted an option to purchase 44,300 shares, all at an exercise price of $6 per share. The options vest in equal parts, annually, over a four year period on each anniversary of the effective date of the Acquisition. Of the options granted to Mr. DiNicola, 150,000 were vested immediately and the remaining 150,000 will vest on December 1, 2005; the one year anniversary from the date of grant. None of the options were exercised in 2004. In the event of a change of control of GNC Corporation, all options granted to Messrs. DiNicola, Heilman, Fortunato, Larrimer, Ms. Peet and Ms. Trimbo shall accelerate and become fully vested and exercisable. Change of control is defined under the employment agreements to mean (i) the occurrence of an event including a merger or consolidation of GNC Corporation, if following the transaction, any person or group becomes the beneficial owner (directly or indirectly) of more than 50% of the voting power of the equity interests of GNC Corporation or any successor company provided that Apollo and certain related parties do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors and further provided that the transfer of 100% of the voting stock of GNC Corporation to an entity that has an ownership structure identical to GNC Corporation prior to such transfer, such that GNC Corporation becomes a wholly owned subsidiary of such entity, shall not be treated as a change of control, (ii) the sale, lease, transfer, conveyance or other disposition of substantially all of the assets of GNC Corporation and its subsidiaries taken as a whole, (iii) after an initial public offering of capital stock of GNC Corporation, during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors, together with any new directors whose election by such board of directors or whose nomination for election by the stockholders of GNC Corporation was approved by a vote of a majority of the directors of GNC Corporation then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors then in office; or (iv) GNC Corporation dissolves or adopts a plan of complete liquidation.
      The employment agreements also provide for certain benefits upon termination of the executive’s employment. Upon death or disability, the executive (or his or her estate) shall be entitled to the executive’s current base salary (less any payments made under Company-sponsored disability benefit plans) for the remainder of his or her employment period, plus a pro rata share of his or her annual bonus based on actual employment. With respect to Messrs. DiNicola, Fortunato, the bonus payment will be made provided that bonus targets are met for the year of such termination. With respect to Mr. Larrimer, Ms. Peet and Ms. Trimbo, such bonus payments are subject to the discretion of the Compensation Committee. Upon termination of employment by GNC without cause or voluntarily by the executive for good reason, the executive is entitled to salary continuation for the remainder of his employment period (twelve months for Mr. DiNicola), a pro rata share of bonus based on actual employment (provided that bonus targets are met for the year of such termination or subject to the discretion of the Compensation Committee, as the case may be) and continuation of certain welfare benefits and perquisites through the remainder of the employment term or during the continuation of base salary for the 2-year period following a change of control (further described as follows). Other than for Mr. DiNicola, if such termination occurs upon or within 6 months following a change of control, we will continue to pay the executive’s base salary for a 2 year period following such date of termination. The executive may, in such circumstances, elect a lump sum payment based upon a present value discount rate equal to 6% per year. Payment of benefits following termination by the Company without cause or voluntarily by the executive for good reason will be contingent upon execution of a written release by the executive.
      The employment agreements and stock option agreements provide that stock options which are not exercisable as of the date of termination of employment shall expire and options which are exercisable as of such date will remain exercisable for a 90-day period (180 days in the event of the executive’s death). Common Stock of GNC Corporation held by the executives (with respect to Mr. DiNicola, only stock of GNC Corporation acquired upon exercise of an option) is subject to a call right by GNC for a period of 180 days (270 days in the case of death) from the date of termination. Such call right is for an amount equal to the product of (x) all shares held by such executive and (y) the fair market value of the stock, as determined by our Board of Directors. Mr. Fortunato has the right under his employment agreement to request that the Board of Directors obtain a fairness opinion from a nationally recognized accounting firm or investment bank chosen by the Company, to review the Board’s fair market value determination of the common stock. If such fairness opinion validates the fair market determination of the Board, the gross purchase price paid to the executive for such shares shall be reduced by 10% (excluding such other tax or withholding as may be required by applicable law).
      The employment agreements further provide that if any payment to the executive would be subject to or result in the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, then the amount of such payments shall be reduced to the highest amount that may be paid by the Company without subjecting such payment to the excise tax. The executive shall have the right to designate those payments or benefits that shall be reduced or eliminated. Notwithstanding the foregoing, in the employment agreements for Messrs. DiNicola and Fortunato, the reduction shall not apply if the executive would, on a net after-tax basis, receive less compensation than if the payment were not so reduced. All determinations with regard to such excise tax and any reduction in connection with payments to the executive shall be made by PricewaterhouseCoopers LLP or any other nationally recognized accounting firm that acts as the Company’s outside auditors at the time of such determination.
      The employment agreements set forth certain terms of confidentiality concerning trade secrets and confidential or proprietary information which may not be disclosed by the executive except as required by court order or applicable law. The agreements further provide certain non-competition and non-solicitation provisions which restrict the executive and certain relatives from engaging in activities which compete against the interests of GNC during the term of his employment and for the longer of the first anniversary of the date of termination of employment or the period during which the executive receives termination payments.
      In connection with Mr. Mancini’s and Mr. Heilman’s resignation, we entered into Separation Agreements and General Releases. The Separation Agreement for Mr. Mancini provides for (i) an aggregate payment of $568,750 representing the balance of Mr. Mancini’s salary at its normal rate through December 31, 2005, in accordance with our normal payroll policies for senior executives; (ii) a pro rata share of his 2004 bonus (provided that the bonus targets for 2004 are met); (iii) continuation until December 31, 2005, of health care benefits and officer-level perquisites; (iv) reaffirmation and agreement to abide by the non-competition, non-disparagement and confidentiality provisions in his employment agreement; and (v) full release of all existing and future claims. The Separation Agreement for Mr. Heilman provides for (i) an aggregate payment of $350,000 representing the balance of Mr. Heilman’s salary at its normal rate through March 8, 2006, in accordance with our normal payroll policies for senior executives; (ii) continuation until March 8, 2006, of health care benefits and officer-level perquisites; (iii) reaffirmation and agreement to abide by the non-competition, non-disparagement and confidentiality provisions in his employment agreement; and (iv) full release of all existing and future claims.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      Our parent company, GNC Corporation, owns all of our issued and outstanding capital stock. GNC directly or indirectly owns all of the outstanding capital stock of each of the guarantors.
      Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of December 31, 2004, or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.
      The table below sets forth the security ownership of the directors and officers of GNC and certain individuals and entities that beneficially own more than 5% of the outstanding common stock of our parent company, GNC Corporation at March 31, 2005:

	Shares of Common Stock
	Beneficially Owned

Name of Officer or Director	Number		Percentage

GNC Investors, LLC(1)	28,743,333	(3)(4)	96.28%
Mary Elizabeth Burton(1)	158,333	(4)(5)	*
Peter P. Copses(1)	28,768,333	(3)(4)(6)	96.28%
Robert J. DiNicola(1)	241,667	(4)(7)	*
Joseph Fortunato(2)	136,333	(4)(8)	*
George G. Golleher(1)	105,000	(4)(9)	*
Joshua J. Harris(1)	28,768,333	(3)(4)(10)	96.28%
Andrew S. Jhawar(1)	28,813,333	(3)(4)(12)	96.29%
Edgardo A. Mercadante(2)	78,333	(4)(13)	*
Joseph W. Harch(2)	25,000	(14)	*
Susan Trimbo(2)	24,540	(4)(16)	*
All officers and directors as a group(3)(17)	29,632,539		97.46%

*	Less than 1% of the outstanding shares.

(1)	c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)	c/o General Nutrition Centers, Inc., 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222.

(3)	Represents shares held by GNC Investors, LLC, our equity sponsor and our parent’s principal stockholder, which is a special purpose entity that was created in connection with the Acquisition. Apollo Advisors V, L.P. (“Apollo Advisors V”), through its affiliates, owns approximately 76% of our equity sponsor. Apollo Management V is the manager of our equity sponsor. Apollo Management V has sole dispositive power over 100% of all of our outstanding common stock. Pursuant to a stockholders’ agreement, Apollo Investment V has sole voting power over the shares. Apollo Advisors V is the general partner, and Apollo Management V is the manager of Apollo Investment V. Messrs. Leon Black and John Hannan are the principal executive officers and directors of the general partners of Apollo Management V, L.P. and Apollo Advisors V, L.P. and each of Messrs. Black and Hannan, except to the extent of his direct pecuniary interest expressly disclaims beneficial ownership of the indicated shares. Apollo Advisors V has no pecuniary interest in the remaining interests of our Parent’s principal stockholder.

(4)	On December 5, 2003, in connection with the Acquisition, our parent entered into a stockholders’ agreement with each of its stockholders. Pursuant to the stockholders’ agreement, each stockholder agreed to give Apollo Investment Fund V, L.P. a voting proxy to vote with respect to certain matters as set forth in the stockholders’ agreement. As a result, Apollo Investment Fund V, L.P. may be deemed to be the beneficial owner of the shares of common stock held by the parties to the stockholders’ agreement. Apollo Investment Fund V, L.P. expressly disclaims beneficial ownership of such shares of common stock held by each of the parties to the stockholders’ agreement, except to the extent of its pecuniary interest in our Parent’s principal stockholder.

(5)	Includes options to purchase 75,000 shares of common stock.

(6)	Includes options to purchase 25,000 shares of common stock and 28,743,333 shares of common stock beneficially owned by Apollo Advisors V, L.P., as to which Mr. Copses, a director of the company and partner of Apollo Advisors V, L.P., expressly disclaims beneficial ownership, except to the extent of his direct pecuniary interest.

(7)	Includes options to purchase 200,000 shares of common stock.

(8)	Includes options to purchase 73,833 shares of common stock.

(9)	Includes options to purchase 55,000 shares of common stock.

(10)	Includes options to purchase 25,000 shares of common stock and 28,743,333 shares of common stock beneficially owned by Apollo Advisors V, L.P., as to which Mr. Harris, a director of the company and partner of Apollo Advisors V, L.P., expressly disclaims beneficial ownership, except to the extent of his direct pecuniary interest.

(12)	Includes options to purchase 25,000 shares of common stock and 28,743,333 shares of common stock beneficially owned by Apollo Advisors V, as to which Mr. Jhawar, a director of the company and partner of Apollo Advisors V, expressly disclaims beneficial ownership, except to the extent of his direct pecuniary interest.

(13)	Includes options to purchase 45,000 shares of common stock.

(14)	Includes options to purchase 25,000 shares of common stock.

(16)	Includes options to purchase 13,290 shares of common stock.

(17)	Includes 28,743,333 shares held by GNC Investors, LLC, our parent’s principal stockholder.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Transactions Relating to the Acquisition
      On December 5, 2003, in order to fund a portion of the purchase price for the Acquisition, our parent, GNC Corporation, issued and sold 29,566,666 shares of its common stock for $6 per share, for an aggregate purchase price of $177.5 million to GNC Investors, LLC, its principal stockholder, and certain of our directors, members of management and other employees. In the issuance, 28,743,333 shares of GNC Corporation common stock were sold to GNC Investors, LLC, for an aggregate purchase price of $172.5 million, and 823,333 shares of GNC Corporation common stock were sold to certain of our directors, members of management and other employees, for an aggregate purchase price of $4.9 million. In addition, certain members of management received compensation in the form of change of control payments totaling $8.7 million in connection with the Acquisition. According to the terms of the purchase agreement, we were reimbursed for these change of control payments by Numico. For further information, please refer to Note 11 to our consolidated financial statements included elsewhere in this prospectus.
      The following directors and executive officers purchased shares of GNC Corporation common stock and/or received compensation in connection with the Acquisition:

		Compensation
	Shares Purchased in	Received in
	Connection with	Connection with
	Acquisition	Acquisition

Mary Elizabeth Burton	83,333 shares	—
Robert J. DiNicola	41,667 shares	—
Tom Dowd	28,125 shares	$195,000
Joseph Fortunato	62,500 shares	$825,000
George G. Golleher	50,000 shares	—
David R. Heilman(3)	62,500 shares	$756,250
Lee Karayusuf	37,500 shares	$259,875
Curtis J. Larrimer	22,500 shares	$371,603
Michael Locke	16,875 shares	$450,000
Louis Mancini(1)	100,000 shares	$750,000
Edgardo A. Mercadante	33,333 shares	—
Michael Meyers(2)	—	$3,150,000
James M. Sander	41,875 shares	$375,920
Eileen D. Scott	37,500 shares	$262,500
J.J. Sorrenti	16,875 shares	$292,500
Reginald N. Steele	18,750 shares	$403,072
Susan Trimbo	11,250 shares	$416,000
Other employees	158,750 shares	—

(1)	Mr. Mancini resigned as President, Chief Executive Officer and Director of GNC Corporation and GNC on December 2, 2004. On December 17, 2004, GNC repurchased 100,000 shares from Mr. Mancini for an aggregate purchase price of $600,000 pursuant to a separation agreement.

(2)	Mr. Meyers served as President, Chief Executive Officer and Director of General Nutrition Companies, Inc., the predecessor company to GNC prior to the consummation of the Acquisition. Concurrently with the consummation of the Acquisition, Mr. Meyers resigned as Chief Executive Officer and Director of General Nutrition Companies, Inc. and its affiliates.

(3)	Mr. Heilman resigned as Executive Vice President and Chief Administrative Officer of GNC Corporation and GNC on March 8, 2005. On March 30, 2005, GNC repurchased 62,500 shares from Mr. Heilman for an aggregate purchase price of $375,000 pursuant to a separation agreement.

      GNC Corporation also sold 100,000 shares of its 12% Series A Exchangeable Preferred Stock for $1,000 per share, for an aggregate purchase price of $100 million to GNC Investors, LLC. Subsequently, GNC Investors, LLC resold all such preferred stock to other institutional investors.
Management and Advisory Services
      Immediately prior to the consummation of the Acquisition, we entered into a management agreement with Apollo Management V, L.P., which controls our Principal Stockholder. Three of our directors, Peter P. Copses, Joshua J. Harris and Andrew S. Jhawar, are partners of Apollo Management V, L.P. Under this management agreement, Apollo Management V, L.P. agreed to provide to us certain investment banking, management, consulting and financial planning services on an ongoing basis and certain financial advisory and investment banking services in connection with major financial transactions that may be undertaken by us or our subsidiaries in exchange for a fee of $1.5 million per year, plus reimbursement of expenses. Apollo Management V, L.P. may provide additional services to us from time to time pursuant to the management agreement, including financial advisory and investment banking services in connection with certain transactions for which we will pay customary fees and expenses. Under the management agreement, we agreed to provide customary indemnification. In addition, on December 5, 2003, we incurred a structuring fee of $7.5 million (plus reimbursement of expenses) to Apollo Management V, L.P. for financial advisory services rendered in connection with the Acquisition, which was paid in January 2004. These services included assisting us in structuring the Acquisition, taking into account tax considerations and optimal access to financing, and assisting in the negotiation of our material agreements and financing arrangements in connection with the Acquisition. Although we believe these fees are comparable to management fees paid by portfolio companies of other private equity firms with comparable experience and sophistication, there is no assurance that these agreements are on terms comparable to those that could have been obtained from unaffiliated third parties.
Stockholders’ Agreement
      Upon consummation of the Acquisition, our Parent entered into a stockholders’ agreement with each of its stockholders, which includes certain of our directors, employees and members of our management and our equity sponsor. The stockholders’ agreement gives Apollo Investment V, L.P., an affiliate of Apollo Management V, L.P., the right to nominate all of the members of our board of directors and, until the occurrence of certain events, the right to vote all shares of our parent’s common stock and preferred stock subject to the stockholders’ agreement on all matters. In addition, the stockholders’ agreement contains registration rights that require GNC Corporation to register common stock held by the stockholders party thereto in the event it registers for sale, either for its own account or the account of others, shares of its common stock.
Separation Agreement with Louis Mancini
      Mr. Mancini’s employment with us terminated on December 1, 2004, and we entered into a Separation Agreement and General Release (the “General Release”) with him which became effective on such date. In consideration of Mr. Mancini’s execution and compliance with the conditions of the General Release, including releasing all claims and abiding by certain non-competition, nonsolicitation and confidentiality/intellectual property obligations, Mr. Mancini is entitled to an aggregate severance payment of $568,750 (less applicable withholding) payable in accordance with our payroll systems in the same manner and at the same time as though he remained employed with us through December 31, 2005, and a prorated bonus for 2004. In addition, until December 31, 2005, Mr. Mancini is entitled to participate in, and be covered under, our group life, disability, sickness, accident and health insurance programs and perquisites in the same manner as our other executives. GNC Corporation also repurchased 100,000 shares of common stock from Mr. Mancini at $6.00 per share.

Separation Agreement with Dave Heilman
      On March 10, 2005, we entered into a Separation Agreement and General Release (the “Heilman Separation Agreement”) with David R. Heilman. Mr. Heilman was employed by GNC as Executive Vice President and Chief Administrative Officer pursuant to the employment agreement, dated December 15, 2004. Mr. Heilman and GNC agreed to terminate his employment as of March 8, 2005, and in connection with such termination, settle any and all related agreements between the Parties and their affiliates. Pursuant to the Heilman Separation Agreement, Mr. Heilman’s employment with GNC was terminated effective as of March 8, 2005. To the extent not already effected, Mr. Heilman resigned all of his director, officer and other positions with our parent, GNC and each of their affiliates, effective as of March 8, 2005. Also pursuant to the Heilman Separation Agreement, our parent agreed to repurchase Mr. Heilman’s 62,500 shares of our parent’s common stock at $6.00 per share for an aggregate purchase price of $375,000.
Transactions Prior to the Acquisition
      During the normal course of our operations, for the period ended December 4, 2003, our subsidiaries entered into transactions with certain entities that were under common ownership and control of Numico, our former parent. As a result of the Acquisition, for periods subsequent to December 4, 2003, neither Numico nor any of its subsidiaries was under common control with us or any of our subsidiaries. During July 2003, Rexall Sundown, Inc. (“Rexall”) and Unicity Network, Inc. (“Unicity”) ceased to be under common ownership and control with our subsidiaries as their operations were sold by Numico. Transactions with these companies for the 2003 period ended December 4, 2003 are included in the discussion below.
Rexall Transition Agreements

Supply Agreements
      Our subsidiaries historically both sold products to, and purchased products from, Rexall and its subsidiaries. From January 1, 2003 to July 24, 2003, while General Nutrition Distribution, L.P., one of our subsidiaries (“GN Distribution”), and Rexall were under Numico’s common control, Rexall supplied all of GN Distribution’s requirements for certain dietary supplement products. On July 24, 2003, Numico USA, Inc., a subsidiary of Numico (“Numico USA”), sold Rexall to an unaffiliated third party. Concurrently therewith, GN Distribution entered into a supply agreement with Rexall. Under this supply agreement, the price for each product was fixed during each 12-month period during the term of the supply agreement except for raw material costs. The term of the supply agreement is initially five years and automatically renews for consecutive one-year periods unless either party gives 90 days’ notice to the other party. For the period prior to the sale of Rexall, GN Distribution made payments totaling $14.4 million, and for the period after the sale, GN Distribution made payments totaling $2.7 million to Rexall pursuant to these arrangements. Upon consummation of Numico’s sale of Rexall on July 24, 2003, we were no longer an affiliate of Rexall.
      Similarly, from January 1, 2003 to July 24, 2003, while Nutra Manufacturing, Inc., one of our subsidiaries (“Nutra”), and Rexall were under Numico’s common control, Nutra sold to Rexall all of Rexall’s requirements for certain dietary supplement softgel products of Rexall or its subsidiaries. On July 24, 2003, in connection with Numico’s sale of Rexall, Nutra entered into a supply agreement for the sale of supplement softgel products with Rexall. Under this supply agreement, Rexall may secure alternative sources for products and may order up to 20 percent of its annual requirements for each of these products from those sources. The price for each such product is fixed during each 12-month period during the term of the supply agreement, except for raw material costs. The term of the supply agreement is initially for two years and automatically renews for consecutive one-year periods unless either party gives 90 days’ notice to the other party. Rexall also may terminate the supply agreement upon 90 days’ notice to Nutra. For the period prior to the sale of Rexall, Rexall made payments totaling $14.4 million, and for the period after the sale, Rexall made payments totaling $11.5 million to Nutra under these arrangements. Upon consummation of Numico’s sale of Rexall on July 24, 2003, we were no longer an affiliate of Rexall.

Purchasing Agreements
      Prior to Numico’s sale of Rexall, GN Distribution purchased certain products from Rexall from time to time, including products offered in the MET-Rx and Worldwide Sport Nutrition product lines. On July 24, 2003, in connection with Numico’s sale of Rexall, the parties entered into a purchasing agreement for the sale of products in the MET-Rx and Worldwide Sport Nutrition product lines. Under the agreement, if the raw material costs of any product increase or decrease by more than 10 percent, the price of the product is adjusted accordingly. Pursuant to the purchasing agreement, GN Distribution agreed to a minimum annual purchase requirement. Rexall agreed to support GN Distribution’s sale of the products by providing a co-op advertising fund equal to eight percent of net purchases. The parties entered into a termination agreement, dated May 17, 2004, terminating the purchasing agreement. For the period prior to the sale of Rexall, GN Distribution made payments totaling $14.4 million, and for the period after the sale, GN Distribution made payments totaling $0.7 million to Rexall under these arrangements.
      On July 24, 2003, in connection with Numico’s sale of Rexall, GN Distribution and Rexall entered into a second purchasing agreement, with a term from January 2007 through July 2008 whereby GN Distribution agreed to purchase certain products from Rexall upon terms and conditions similar to the purchasing agreement summarized in the preceding paragraph, except that there is no minimum annual purchase requirement. The parties entered into a termination agreement, dated May 17, 2004, terminating the second purchasing agreement. For the 2003 period ended December 4, 2003, GN Distribution made no payments to Rexall pursuant to the second purchasing agreement.

Transportation Agreement
      Prior to December 4, 2003, Rexall utilized one of our subsidiary’s transportation fleet to distribute its products to customers. Prior to Numico’s sale of Rexall, General Nutrition Corporation, one of our subsidiaries (“General Nutrition”), agreed to use its transportation fleet to ship Rexall’s products to customers. On July 24, 2003, the parties entered into a transportation agreement whereby General Nutrition agreed to provide transportation services to Rexall. The initial term of the transportation agreement was for one year and automatically renews for subsequent one-year periods unless either party terminates the transportation agreement at any time after the initial term by giving 90 days’ notice to the other party. For the period prior to the sale of Rexall, Rexall made payments totaling $1.4 million, and for the period after the sale, Rexall made payments totaling $0.3 million to General Nutrition under these arrangements. Upon consummation of Numico’s sale of Rexall on July 24, 2003, we were no longer an affiliate of Rexall.
Nutraco Agreements
      Prior to December 4, 2003, Nutra purchased a substantial portion of its raw materials and certain finished products from Nutraco S.A. and Nutraco International S.A. (collectively, “Nutraco”), subsidiaries of Numico, pursuant to purchasing agreements. While we were an affiliate of Numico, Nutraco agreed to provide product pricing and sourcing services to Nutra. These agreements were terminated upon consummation of the Acquisition. For the 2003 period ended December 4, 2003, Nutra made payments totaling $146.3 million to Nutraco pursuant to the purchasing agreements.
      In addition, prior to the Acquisition, Nutraco and other Numico affiliates were parties to certain agreements (e.g., raw materials agreements, supply agreements, clinical research agreements, service agreements, transportation agreements, purchase orders, etc.) for Nutra’s benefit and certain agreements for the benefit of Nutra, Rexall and/or Unicity. For those agreements which benefited Nutra but not Rexall and/or Unicity, Nutraco and the other Numico affiliates assigned such agreements to Nutra and required Nutra to assume all obligations under such agreements following the Acquisition. For the agreements which benefited Nutra, Rexall and/or Unicity, the agreements were amended so that Nutra would continue to receive the benefits afforded under such agreements.

Unicity Transition Agreement
      From January 1, 2003 to July 16, 2003, while Nutra and Unicity were under Numico’s common control, Nutra sold to Unicity certain dietary supplement products that Unicity or its affiliates market or sell. On July 16, 2003, a subsidiary of Numico sold Unicity to an unaffiliated third party. Concurrently therewith, the parties entered into a supply agreement for the purchase and sale of certain dietary supplement products. Pursuant to the supply agreement, the price for each such product is fixed during each 12-month period during the term of the supply agreement, except for raw material costs. The term of the supply agreement is for two years and automatically renews for subsequent one year periods unless either party terminates at any time after the initial term by giving six months notice to the other party. For the period prior to the sale of Unicity, Unicity made payments totaling $3.8 million and for the period after the sale, Unicity made payments totaling $2.7 million to Nutra under these agreements. Upon consummation of Numico’s sale of Unicity on July 16, 2003, we were no longer an affiliate of Unicity.
Research Activities Agreement with Numico
      Prior to December 4, 2003, Numico conducted research and development activities including, but not limited to, an ongoing program of scientific and medical research, support and advice on strategic research objectives, design and development of new products, organization and management of clinical trials, updates on the latest technological and scientific developments, and updates on regulatory issues. For the 2003 period ended December 4, 2003, Numico charged us and we paid $4.1 million in costs for these services.
Insurance
      For the period ended December 4, 2003, in order to reduce costs and mitigate duplicative insurance coverage prior to the Acquisition, Numico purchased certain global insurance policies covering several types of insurance that covered General Nutrition Companies, Inc., our direct subsidiary (“GNCI”), and its subsidiaries. GNCI recorded charges for its portion of these costs. These charges totaled $2.9 million for the period ended December 4, 2003.
Shared Service Personnel Costs
      Prior to Numico’s sale of Rexall and Unicity, GNCI provided certain risk management, tax and internal audit services to Rexall and Unicity. The payroll and benefit costs associated with these services were reflected on GNCI’s financial statements and were not charged to Rexall and Unicity. For the 2003 period ended December 4, 2003, GNCI absorbed $1.2 million in costs related to shared services. GNCI also provided management services for the benefit of all of our U.S. affiliates. The payroll and benefit costs associated with these services were reflected on GNCI’s financial statements and were not charged to any of our U.S. affiliates. For the 2003 period ended December 4, 2003, GNCI absorbed $1.1 million in costs related to management services. Prior to the Acquisition, GNCI received certain management services from its U.S. parent, Numico USA, and its ultimate parent, Numico.
      For a further discussion of related party transactions involving Numico and its present and former subsidiaries, see Note 22 to our consolidated financial statements contained elsewhere in this prospectus.

THE EXCHANGE OFFER
Terms of the Exchange Offer; Period for Tendering Old Notes
      Subject to terms and conditions detailed in this prospectus, we will accept for exchange old notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. When we refer to the term expiration date, we mean 5:00 p.m., New York City time, June 29, 2005, the 21st business day following the date of this prospectus. We may, however, in our sole discretion, extend the period of time that the exchange offer is open. In such event, the term expiration date means the latest time and date to which the exchange offer is extended.
      As of the date of this prospectus, $150,000,000 principal amount of old notes are outstanding. We are sending this prospectus, together with the letter of transmittal, to all holders of old notes that we are aware of on the date of this prospectus.
      We expressly reserve the right, at any time, to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of an extension to the holders of the old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.
      Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.
      We expressly reserve the right to amend or terminate the exchange offer, and not to exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under “— Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
Registration Rights; Liquidated Damages
      Holders of the new notes will not be entitled to any registration rights with respect to the new notes. When we issued the old notes in January 2005, we entered into a registration rights agreement with the initial purchasers of the old notes. We are conducting this exchange offer in accordance with our obligations under the registration rights agreement. The following summary of the material provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is included as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the registration rights agreement in its entirety because it, and not this summary, defines your registration rights as holders of the old notes. See “Where You Can Find More Information.”
      Pursuant to the registration rights agreement, we agreed to file with the SEC a registration statement regarding the exchange of the old notes for notes that are registered under the Securities Act. We also agreed to use all commercially reasonable efforts to have the exchange offer registration statement declared effective no later than 250 days after the closing date of the offering of the old notes and to consummate the exchange offer within 30 business days after the date on which the exchange offer registration statement is declared effective.
      We also agreed to use all commercially reasonable efforts to file, and to cause to be declared effective as promptly as possible by the SEC, a shelf registration statement for the resale of the old notes by holders who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement if:

•	we are not permitted to file the exchange offer registration statement or permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

•	any holder of the old notes notifies us prior to the 20th business day following consummation of the exchange offer that: (1) it was prohibited by law or SEC policy from participating in the Exchange Offer; (2) it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or (3) it is a broker-dealer and owns old notes acquired directly from us or our affiliate.
      The registration rights agreement provides that we will be required to pay liquidated damages to the holders of the old notes if, among other things:

•	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

•	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness; or

•	once the applicable registration statement is declared effective by the SEC, we fail to consummate the exchange offer within 30 business days of the date specified for such effectiveness with respect to the exchange offer registration statement; or

•	the applicable registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of old notes during the periods specified in the registration rights agreement.
      If any of the foregoing events (“Registration Defaults”), each as more particularly defined in the registration rights agreement, occurs, we will pay liquidated damages to each holder of old notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to 0.25% per annum. The amount of the liquidated damages will increase by an additional 0.25% per annum for each subsequent 90-day period until such Registration Default is cured, up to a maximum aggregate amount of additional interest of 1.00% per annum with respect to all Registration Defaults. The liquidated damages, which will be determined on a daily basis, will cease accruing on such old notes on the day the Registration Default has been cured.
      We will pay all accrued liquidated damages on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.
      Holders of old notes will be required to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their old notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages set forth above. By acquiring old notes, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of old notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

Procedures for Tendering Old Notes
      Your tender to us of old notes as set forth below and our acceptance of old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions detailed in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal, to U.S. Bank National Association, as exchange agent, at the address set forth below under “— Exchange Agent” on or prior to the expiration date. In addition, either:

•	certificates for old notes must be received by the exchange agent along with the letter of transmittal, or

•	a timely confirmation of a book-entry transfer, which we refer to in this prospectus as a book-entry confirmation, of old notes, if this procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer described beginning on page 97 must be received by the exchange agent prior to the expiration date, with the letter of transmittal or an agent’s message in place of the letter of transmittal, or the holder must comply with the guaranteed delivery procedures described below.
      The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.
      The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.
      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an Eligible Institution (as defined below).
      In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (we refer to each such entity as an Eligible Institution in this prospectus). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an Eligible Institution.
      We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Our or the exchange agent’s interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration date, including the letter of transmittal and the instructions thereto, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.
      If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.
      If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.
      By tendering old notes, you represent to us that, among other things:

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder; and

•	neither the holder nor such other person has any arrangement or understanding with any person, to participate in the distribution of the new notes.
      In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in or does not intend to engage in a distribution of the new notes.
      If you are our “affiliate,” as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of such new notes to be acquired pursuant to the exchange offer, you or any such other person:

•	could not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.” The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Acceptance of Old Notes for Exchange; Delivery of New Notes
      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “— Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.
      The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Accordingly, holders of new notes on the record date for the first interest payment date following the consummation of the exchange offer will received interest accruing from the most recent date that interest has been paid on the old notes. Holders of new notes will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

      In all cases, issuance of new notes for old notes that are accepted for exchange will only be made after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC,

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof, and

•	all other required documents.
      If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures described below, the non-exchanged old notes will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.
Book-Entry Transfers
      For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent’s message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under “— Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.
Guaranteed Delivery Procedures
      If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, a tender may be effected if:

•	prior to the expiration date, the exchange agent received from such Eligible Institution a notice of guaranteed delivery, substantially in the form we provide, by telegram, telex, facsimile transmission, mail or hand delivery, setting forth your name and address, the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by such Eligible Institution with the exchange agent, and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent’s message in lieu thereof, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights
      You may withdraw your tender of old notes at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth under “— Exchange Agent.” This notice must specify:

•	the name of the person having tendered the old notes to be withdrawn,

•	the old notes to be withdrawn, including the principal amount of such old notes, and

•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.
      If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless such holder is an Eligible Institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.
      We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility, including time of receipt, of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to the holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described under “— Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.
Conditions to the Exchange Offer
      Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of such old notes:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

•	we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.
      The conditions stated above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.
      In addition, we will not accept for exchange any old notes tendered, and we will not issue new notes in exchange for any such old notes, if at such time any stop order by the SEC is threatened or in effect with respect to the Registration Statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act.
Exchange Agent
      U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:
U.S. Bank National Association, Exchange Agent
By Hand, Overnight Delivery or by Mail:
60 Livingston Avenue
St. Paul, Minnesota 55107-2292
Attention: Specialized Finance
By Facsimile Transmission
(for Eligible Institutions only):
(651) 495-8158
Confirm by Telephone:
(800) 934-6802
      DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.
Fees and Expenses
      The principal solicitation is being made by mail by U.S. Bank National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.
      Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.
Accounting Treatment
      We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.
Transfer Taxes
      You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any potentially applicable transfer tax.

Consequences of Exchanging or Failing to Exchange Old Notes
      If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the old notes and the restrictions on transfer described in the legend on your old notes. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may offer or sell your old notes only:

•	if the offer or sale is registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.
      We do not currently intend to register the sale of old notes under the Securities Act except in connection with the exchange offer. Under some circumstances, however, holders of the old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of the old notes by these holders.
      Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the new notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of new notes, as set forth below. However, any purchaser of new notes who is one of our “affiliates” as defined in Rule 405 under the Securities Act or who intends to participate in the exchange offer for the purpose of distributing the new notes:

•	will not be able to rely on the interpretation of the SEC’s staff;

•	will not be able to tender its old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes unless such sale or transfer is made pursuant to an exemption from such requirements.
      We do not intend to seek our own interpretation regarding the exchange offer, and there can be no assurance that the SEC’s staff would make a similar determination with respect to the new notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.
      Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

DESCRIPTION OF CERTAIN INDEBTEDNESS
      The following summary highlights the material terms of the agreements and instruments that govern our material outstanding indebtedness. Although this description contains a summary of all of the material terms of the agreements and instruments as described, it is not a complete restatement of all of the terms of the agreements and instruments, and you should refer to the relevant agreement or instrument for additional information, copies of which are available as set forth under “Where You Can Find More Information.”
Credit Facilities
      As part of the Acquisition, we entered into credit facilities provided by a syndicate of lenders arranged by Lehman Brothers Inc. and J.P. Morgan Securities Inc. The credit facilities consist of a $285.0 million term loan facility and a $75.0 million revolving credit facility. On December 14, 2004, we executed an amendment to our credit facilities to modify or eliminate certain restrictive covenants.
      Amendment to Credit Facilities. On January 18, 2005, the first amendment to the credit facilities became effective. Among other things, the amendment: reduced the fixed charge coverage ratio to 1.00x; eliminated cash income taxes from the definition of total consolidated fixed charges; eliminated the excess cash flow sweep from the mandatory prepayment provision; changed the carveouts from the limitations on restricted payments to mirror those in the indenture for the 8 1/2% Senior Subordinated Notes due 2010; replaced the consolidated leverage ratio test with a consolidated senior secured leverage ratio of 2.25x in the financial covenants; amended the exceptions to the limitation on indebtedness to add $75 million of unsecured debt and to delete the requirement that such debt be subordinated; and added a 1% premium upon a refinancing of the term loans within one year of the date of the amendment.
      Interest Rate; Fees. All borrowings under the credit facilities bear interest, at our option, at a rate per annum equal to (i) the higher of (x) the prime rate and (y) the federal funds effective rate, plus one half percent (0.50%) per annum plus, in each case applicable margins of 2.00% per annum for the term loan facility and 2.00% per annum for the revolving credit facility or (ii) the Eurodollar rate plus applicable margins of 3.00% per annum for the term loan facility and 3.00% per annum for the revolving credit facility, which rates, in the case of revolving loans, may be decreased if our leverage ratio is decreased. In addition to paying interest on outstanding principal under the credit facilities, we are required to pay a commitment fee to the lenders in respect of unutilized loan commitments at a rate of 0.50% per annum.
      Guarantees; Security. Our obligations under the credit facilities are guaranteed by our parent and by each of our domestic subsidiaries. In addition, the credit facilities are secured by first priority security interests in substantially all of our existing and future assets and the existing and future assets of our subsidiary guarantors, except that only up to 65% of the capital stock of our first-tier foreign subsidiaries has been pledged in favor of the credit facilities.
      Maturity. The term loan facility matures on December 5, 2009. The revolving credit facility matures on December 5, 2008.
      Prepayment; Reduction. The credit facilities permit all or any portion of the loans outstanding thereunder to be prepaid at any time and commitments thereunder to be terminated in whole or in part at our option without premium or penalty. We are required to repay amounts borrowed under the term loan facility in nominal quarterly installments for the first five years and thereafter in substantial quarterly installments until the maturity date of the term loan facility.
      Subject to certain exceptions, the credit facilities require that 100% of the net proceeds from certain asset sales, casualty insurance, condemnations and debt issuances, 50% of the net proceeds from certain equity offerings and 75% of excess cash flow for each fiscal year (reducing to 50% when our consolidated total debt to consolidated EBITDA is less than or equal to 3.00 to 1.00 and greater than 2.50 to 1.00 and 25% when our consolidated total debt to consolidated EBITDA is less than or equal to 2.50 to 1.00) must be used to pay down outstanding borrowings.

      Covenants. The credit facilities contain customary covenants, including financial tests (including maximum total leverage, minimum fixed charge coverage ratio and maximum capital expenditures) and certain other limitations on our and certain of our subsidiaries’ ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, make optional payments or modifications of other debt instruments, pay dividends or other payments on capital stock, engage in mergers or consolidations, enter into sale and leaseback transactions, enter into arrangements that restrict our ability to pay dividends or grant liens, engage in transactions with affiliates and change the passive holding company status of our parent.
      Events of Default. The credit facilities contain events of default, including (subject to customary cure periods and materiality thresholds) defaults based on (i) the failure to make payments under the credit facilities when due, (ii) breach of covenants, (iii) inaccuracies of representations and warranties, (iv) cross-defaults to other material indebtedness, (v) bankruptcy events, (vi) material judgments, (vii) certain matters arising under the Employee Retirement Income Security Act of 1974, as amended, (viii) the actual or asserted invalidity of documents relating to any guarantee or security document, (ix) the actual or asserted invalidity of any subordination terms supporting the credit facilities and (x) the occurrence of a change in control. If any such event of default occurs, the lenders under the credit facilities are entitled to accelerate the facilities and take various other actions, including all actions permitted to be taken by a secured creditor.
8 1/2% Senior Subordinated Notes due 2010
      On December 5, 2003, we completed a private offering of $215.0 million of our 8 1/2% Senior Subordinated Notes due December 1, 2010. The senior subordinated notes were issued under an indenture among us, certain of our subsidiaries and U.S. Bank National Association, as trustee. On September 16, 2004, we completed an exchange offer to exchange all of our outstanding senior subordinated notes for notes that have been registered under the Securities Act of 1933, as amended, to satisfy our obligations under the registration rights agreement we entered into when the senior subordinated notes were issued.
      Interest Rate. Interest on the senior subordinated notes accrues at the rate of 8 1/2% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year.
      Optional Redemption. Prior to December 1, 2006, we may redeem up to 35% of the aggregate principal amount of the senior subordinated notes at a redemption price of 108.500% of the principal amount, plus accrued and unpaid interest to the redemption date, with net cash proceeds of one or more equity offerings or contributions to our equity capital, in each case, that results in net proceeds to us of at least $100 million. We may redeem all or part of the senior subordinated notes on or after December 1, 2007 at specified redemption prices.
      Guarantees; Ranking. The senior subordinated notes are our general unsecured obligations and are guaranteed on a senior subordinated basis by certain of our domestic subsidiaries. The senior subordinated notes rank equally with our future senior subordinated indebtedness, and junior to our unsubordinated indebtedness, including indebtedness under our credit facilities and the notes offered hereby.
      Covenants. The indenture governing the senior subordinated notes contains certain limitations and restrictions on our and certain of our subsidiaries’ ability to incur additional indebtedness beyond certain levels, dispose of assets, grant liens on assets, make investments or acquisitions, engage in mergers or consolidations, enter into arrangements that restrict our ability to pay dividends or grant liens and engage in transactions with affiliates. In addition, the indenture restricts us and certain of our subsidiaries’ ability to declare or pay dividends to their stockholders, including us.

DESCRIPTION OF NEW NOTES
      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, “we,” “our,” “us” and “GNC” refer only to General Nutrition Centers, Inc. and not to any of its subsidiaries.
      GNC will issue the new notes under the indenture, dated as of January 18, 2005, among itself, as issuer, the Guarantors and U.S. Bank National Association, as trustee. This is the same indenture under which the old notes were issued. The terms of the new notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.
      The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. Although we believe that we have disclosed in this prospectus all the material provisions of those agreements, we urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the new notes. Copies of the indenture and the registration rights agreement are available as set forth in this section under the caption “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.
      The registered holder of a new note will be treated as its owner for all purposes under the terms of the indenture. Only registered holders will have rights under the indenture.

New Notes Versus Old Notes
      The terms of the new notes we are issuing in this exchange offer and the old notes that are outstanding are substantially identical, except that the new notes will be registered under the Securities Act and will not contain transfer restrictions and registration rights that relate to the old notes.

The New Notes
      The new notes:

•	will be general unsecured obligations of GNC;

•	will be senior in right of payment to all existing and future Subordinated Obligations of GNC, including GNC’s Senior Subordinated Notes;

•	will be pari passu in right of payment with all existing and future unsubordinated Indebtedness of GNC;

•	will be structurally subordinated to all obligations of our non-guarantor Subsidiaries; and

•	will be unconditionally guaranteed by the Guarantors.
      However, the new notes will be effectively subordinated to all of GNC’s and the Guarantors’ secured indebtedness (including indebtedness under the Credit Agreement, which is secured by substantially all of the assets of GNC and the Guarantors and future secured indebtedness) to the extent of the value of the assets securing such indebtedness. See “Risk Factors — The notes and the guarantees will be effectively subordinated to our and the guarantors’ indebtedness under our credit facilities and future secured indebtedness to the extent of the value of the assets securing such indebtedness.”

The New Note Guarantees
      The new notes will be guaranteed by all of GNC’s current and future Domestic Subsidiaries, other than Immaterial Subsidiaries.

      Each guarantee of the new notes:

•	will be a general unsecured obligation of that Guarantor;

•	will be senior in right of payment to all existing and future Subordinated Obligations of that Guarantor; and

•	will be pari passu in right of payment with any existing and future unsubordinated Indebtedness of that Guarantor.
      As indicated above, the notes and the guarantees will be effectively subordinated to GNC’s and the Guarantors’ obligations under the Credit Agreement as well as obligations under any future secured debt, to the extent of the value of the assets securing such debt. As of March 31, 2005, GNC and the Guarantors would have had total secured Indebtedness of approximately $96.9 million (excluding $7.9 million of letters of credit), and GNC would have had the ability to borrow up to an additional $67.1 million under the Credit Facilities, which would have been secured Indebtedness. The indenture will permit GNC and the Guarantors to incur additional secured Indebtedness.
      None of our Foreign Subsidiaries or Immaterial Subsidiaries will Guarantee the new notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. Our non-guarantor Subsidiaries accounted for less than 5.4% of our net revenues for the year ended December 31, 2004, and less than 5.2% of our total assets as of December 31, 2004.
      As of the date of the indenture, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described under “— Certain Covenants — Designation of Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the new notes.
Principal, Maturity and Interest
      GNC will issue $150.0 million in aggregate principal amount of new notes in this offering. The indenture provides that GNC may issue additional notes from time to time after this offering in an unlimited principal amount without the consent of the holders of the notes. Any offering of additional notes is subject to compliance with the provisions of the indenture described below under “— Certain Covenants — Limitation on Indebtedness.” The new notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. GNC will issue notes in denominations of $1,000 and integral multiples of $1,000. The new notes will mature on January 15, 2011.
      Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange for the new note or, if no interest has been paid on such old note, from the date of the old note’s original issue, January 18, 2005, at a rate of 8 5/8% per annum. Interest on the new notes will be payable semi-annually in arrears on January 15 and July 15, commencing July 15, 2005. GNC will make each interest payment to the holders of record of new notes on the immediately preceding January 1 and July 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the New Notes
      If a holder has given wire transfer instructions to GNC, GNC will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s new notes in accordance with those instructions. See “Book Entry, Delivery and Form — Same Day Settlement and Payment.” All other payments on new notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless GNC elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the New Notes
      The Trustee will initially act as paying agent and registrar. GNC may change the paying agent or registrar without prior notice to the holders of the new notes, and GNC or any of its Subsidiaries may act as paying agent or registrar.
Transfer and Exchange
      A holder may transfer or exchange new notes in accordance with the indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of new notes. Holders will be required to pay all taxes due on transfer. GNC is not required to transfer or exchange any new note selected for redemption. Also, GNC is not required to transfer or exchange any new note for a period of 15 days before a selection of new notes to be redeemed.
      The registered holder of a new note will be treated as the owner of it for all purposes.
Optional Redemption
      At any time prior to January 15, 2008, GNC may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.625% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date with the Net Cash Proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by GNC and its Subsidiaries); and

(2) the redemption occurs within 60 days after the date of the closing of such Equity Offering.
      Except pursuant to the preceding paragraph, the notes will not be redeemable at GNC’s option prior to January 15, 2008.
      Upon not less than 30 nor more than 90 days’ notice, the notes are redeemable, at GNC’s option, in whole or in part, at any time and from time to time on and after January 15, 2008 and prior to maturity at the following redemption prices, expressed as a percentage of principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period commencing on January 15 of the years set forth below:

Redemption
Period	Price

2008	104.313%
2009	102.156%
2010 and thereafter	100.000%
Selection and Notice of Redemption
      In the event that less than all of the notes are redeemed pursuant to an optional redemption, selection of the notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate. No notes of $1,000 or less may be redeemed in part. Notices of redemption must be mailed by first-class mail at least 30, but not more than 90, days before the redemption date to each holder of notes to be redeemed at the holder’s registered address.

      If any note is to be redeemed in part only, the notice of redemption that relates to such note must state the portion of the principal amount to be redeemed. A new note in a principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as GNC has deposited with the paying agent for the notes funds in satisfaction of the applicable redemption price pursuant to the indenture.
Mandatory Redemption
      GNC is not required to make mandatory redemption or sinking fund payments with respect to the notes.
Note Guarantees
      Each Guarantor will unconditionally guarantee, jointly and severally, on an unsecured, senior basis, the full and prompt payment of principal of, premium and Liquidated Damages, if any, and interest on the new notes, and of all other obligations under the indenture.
      Limitation on Note Guarantee. The obligation of each Guarantor under its Note Guarantee is limited to the maximum amount as will not constitute a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

(1) all other contingent and fixed liabilities of the Guarantor, including any Guarantees under the Credit Facilities; and

(2) any collections from or payments made by or on behalf of any other Guarantor with respect to the other Guarantor’s obligations under its Note Guarantee pursuant to its contribution obligations under the indenture.
      Consolidation and Merger. Each Guarantor is permitted to consolidate or merge into or sell its assets to GNC or another Wholly Owned Subsidiary of GNC that is a Guarantor without limitation. Each Guarantor is permitted to consolidate with or merge into or sell all or substantially all of its assets to a corporation, partnership, trust, limited partnership, limited liability company or other similar entity other than GNC or another Wholly Owned Subsidiary of GNC that is a Guarantor if:

(1) the provisions under the indenture, including the covenant described under “— Certain Covenants — Limitations on Sales of Assets,” are complied with; and

(2) such Guarantor is released from all of its obligations under the indenture and its Note Guarantee; provided that termination of the Note Guarantee will only occur to the extent that the Guarantor’s obligations under the Credit Facilities and all of its Guarantees of any other Indebtedness of GNC also terminate.
Change of Control
      Upon the occurrence of a Change of Control (as defined below), each holder will have the right to require GNC to repurchase all or any part of such holder’s new notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of repurchase. GNC will not be obligated to purchase the new notes, however, if it has exercised its right to redeem all of the notes as described under “— Optional Redemption.”
      Unless GNC has exercised its right to redeem all the new notes as described under “— Optional Redemption,” GNC is required, within 30 days following any Change of Control, or at GNC’s option, prior to such Change of Control but after the public announcement thereof, to mail a notice to each holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred or will occur and that such holder has, or upon such occurrence will have, the right to require GNC to purchase such holder’s new notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase, and Liquidated Damages, if any, subject to the right of noteholders of record on a record date to receive interest on the relevant interest payment date;

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the date of purchase, which will be no earlier than 30 days nor later than 90 days from the date such notice is mailed;

(4) the instructions determined by GNC, consistent with this covenant, that a holder must follow in order to have its new notes purchased; and

(5) that, if such offer is made prior to such Change of Control, payment is conditioned on the occurrence of such Change of Control.
      GNC will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, GNC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant as a result of such compliance.
      The Change of Control purchase feature is a result of negotiations between GNC and the initial purchasers of the notes. GNC has no present plans to engage in a transaction involving a Change of Control, although it is possible that GNC would decide to do so in the future. Subject to the limitations discussed below, GNC could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect GNC’s capital structure or credit ratings.
      Prior to repurchasing any new notes pursuant to this “Change of Control” covenant, but in any event within 90 days following a Change of Control, GNC will either repay all outstanding Indebtedness that restricts such repurchase or obtain the requisite consents, if any, under all agreements governing such outstanding Indebtedness, to permit the repurchase of notes required by this covenant. The occurrence of a Change of Control would constitute a default under the Credit Agreement. Future senior Indebtedness of GNC or the Guarantors may contain prohibitions of certain events which would constitute a Change of Control or require such senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require GNC to repurchase the notes could cause a default under such senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on GNC. Finally, GNC’s ability to pay cash to the holders upon a repurchase may be limited by GNC’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors — Funding Change of Control Offer — We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.”
      The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving GNC by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of GNC and its Subsidiaries. With respect to the disposition of property or assets, the phrase “all or substantially all” as used in the indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law and is subject to judicial interpretation.

Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether GNC is required to make an offer to repurchase the notes as described above.
Certain Covenants
      The indenture contains covenants, including, among others, the following:

Limitation on Indebtedness
      GNC shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that GNC and any Restricted Subsidiary of GNC that is a Guarantor may incur Indebtedness if, on the date of the Incurrence of such Indebtedness, the Consolidated Coverage Ratio would be greater than 2.0 to 1.0.
      The first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the Incurrence by GNC and any Guarantor of additional Indebtedness and letters of credit under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of GNC and its Subsidiaries thereunder) not to exceed the greater of (a) $275 million less the aggregate amount of all Net Cash Proceeds of Asset Dispositions applied by GNC or any of its Restricted Subsidiaries since the date of the indenture to permanently repay any term Indebtedness under a Credit Facility or to permanently repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described below under the caption “— Certain Covenants — Limitation on Sales of Assets” and (b) the amount of the Borrowing Base as of the date of such Incurrence, in each case less the aggregate amount of all commitment reductions with respect to any revolving credit borrowings under a Credit Facility that have been made by GNC or any of its Restricted Subsidiaries resulting from or relating to the formation of any Receivables Subsidiary or the consummation of any Qualified Receivables Transaction;

(2) the Guarantee by GNC or any Guarantor of Indebtedness of GNC or a Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant;

(3) the Incurrence by GNC or any of its Restricted Subsidiaries of intercompany Indebtedness between or among GNC and any of its Restricted Subsidiaries; provided, however, that:

(a) if GNC or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes, in the case of GNC, or the applicable Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than GNC or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either GNC or a Restricted Subsidiary, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by GNC or such Restricted Subsidiary, as the case may be, that was not permitted by this clause;

(4) the Incurrence by GNC and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees;

(5) the Incurrence by GNC and any Restricted Subsidiary of Indebtedness existing on the date of the indenture (other than the debt incurred under the Credit Agreement);

(6) the Incurrence by GNC or any of its Restricted Subsidiaries of Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be Incurred under the first paragraph of this covenant or clauses (2), (4), (5), (6), (7) or (14) of this paragraph;

(7) the Incurrence by GNC or any Restricted Subsidiary of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of design, construction or improvement of property, plant or equipment used in the business of GNC or a Restricted Subsidiary, in an aggregate principal amount, including all Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (7), not to exceed 2.5% of Consolidated Tangible Assets at any time outstanding measured at the time of Incurrence;

(8) the Incurrence by GNC or any Restricted Subsidiary of Hedging Obligations that are Incurred in the ordinary course of business and not for speculative purposes;

(9) the Incurrence by GNC or any Restricted Subsidiary of Indebtedness evidenced by letters of credit issued in the ordinary course of business of GNC to secure workers’ compensation and other insurance coverage;

(10) the Incurrence by the Foreign Subsidiaries of Indebtedness if, at the time of Incurrence of such Indebtedness, and after giving effect thereto, the aggregate principal amount of all Indebtedness of the Foreign Subsidiaries Incurred pursuant to this clause (10) and then outstanding does not exceed the greater of (x) $30 million and (y) an amount equal to 50% of the consolidated book value of the inventories of the Foreign Subsidiaries measured at the time of Incurrence;

(11) the Incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction that is without recourse to GNC or to any other Restricted Subsidiary of GNC or their assets (other than such Receivables Subsidiary and its assets and, as to GNC or any Restricted Subsidiary of GNC, other than pursuant to representations, warranties, covenants and indemnities customary for such transactions) and is not Guaranteed by any such Person;

(12) the Incurrence by GNC or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, letters of credit (not supporting Indebtedness for borrowed money), bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(13) Indebtedness arising from agreements of GNC or a Restricted Subsidiary providing for indemnification, contribution, adjustment of purchase price, earn out or similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of GNC or any Restricted Subsidiary or Capital Stock of a Restricted Subsidiary; provided that the maximum aggregate liability in respect of all such Indebtedness Incurred pursuant to this clause (13) shall at no time exceed the gross proceeds actually received by GNC and its Restricted Subsidiaries in connection with such dispositions; and

(14) the Incurrence by GNC or any Restricted Subsidiary of Indebtedness, which may include Bank Indebtedness, in an aggregate principal amount not to exceed $35 million outstanding at any one time.
      GNC will not incur, and will not permit any Guarantor to incur, any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of GNC or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Guarantee on substantially identical terms; provided, however, for the avoidance of doubt, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of GNC solely by virtue of being unsecured or by virtue of being secured on a first or junior lien basis.

      For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, GNC will be permitted to classify such item of Indebtedness on the date of its Incurrence, or later reclassify, all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness outstanding under Credit Facilities on the date on which notes are first issued and authenticated under the indenture are initially deemed to have been Incurred in reliance on the exception provided by clause (1) of the definition of Permitted Debt. In addition, for purposes of determining compliance with this “Limitation on Indebtedness” covenant, the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant; provided that the amount thereof shall be included in Consolidated Interest Expense of GNC as accrued.
      GNC will not permit any Unrestricted Subsidiary to Incur any Indebtedness other than Non-Recourse Debt. However, if any such Indebtedness ceases to be Non-recourse Debt, then such event shall constitute an Incurrence of Indebtedness by GNC or a Restricted Subsidiary.

Limitation on Restricted Payments
      (A) GNC shall not, and shall not permit any Restricted Subsidiary to, take any of the following actions:

(1) declare or pay any dividend or make any other payment or distribution on account of GNC’s or any of its Restricted Subsidiaries’ Capital Stock (including, without limitation, any payment in connection with any merger or consolidation involving GNC or any of its Restricted Subsidiaries) or to the direct or indirect holders of GNC’s or any of its Restricted Subsidiaries’ Capital Stock in their capacity as such (other than dividends or distributions payable in Capital Stock (other than Disqualified Stock) of GNC or to GNC or a Restricted Subsidiary of GNC and other than payments of dividends on, and mandatory repurchases at Stated Maturity of, Disqualified Stock outstanding on the date of the indenture or issued thereafter in compliance with the covenant described under “— Limitation on Indebtedness”);

(2) purchase, redeem, retire or otherwise acquire for value (including, without limitation, in connection with any merger or consolidation involving GNC) any Capital Stock of GNC, of any direct or indirect parent of GNC or of any Restricted Subsidiary held by Persons other than GNC or another Restricted Subsidiary;

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Subordinated Obligation before scheduled maturity, scheduled repayment or scheduled sinking fund payment; provided that this restriction does not apply to a purchase, repurchase, redemption or other acquisition made in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption or acquisition; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), if at the time GNC or its Restricted Subsidiary makes a Restricted Payment:

(1) a Default occurs and continues to occur or would result therefrom;

(2) GNC could not Incur at least $1.00 of additional Indebtedness under the first paragraph of the covenant described under “— Limitation on Indebtedness;” or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made after December 5, 2003 (excluding Restricted Payments permitted by clauses (1), (2), (3), (5), and (6) of paragraph (B) below) would exceed, without duplication, the sum of:

(a) 50% of the Consolidated Net Income of GNC accrued during the period, treated as one accounting period, from the beginning of the first fiscal quarter commencing after December 5, 2003 to the end of the most recent fiscal quarter ending before the date of such Restricted Payment for which consolidated financial statements of GNC are available, or, if such Consolidated Net Income is a deficit, then minus 100% of such deficit;

(b) 100% of the aggregate Net Cash Proceeds received by GNC since December 5, 2003 as a contribution to its common equity capital or from the issue or sale of Capital Stock of GNC (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of GNC that have been converted into or exchanged for such Capital Stock (other than Capital Stock (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of GNC), less the amount of any such Net Cash Proceeds that are utilized for an Investment pursuant to clause (13) of the definition of “Permitted Investments;”

(c) in the case of the disposition or repayment of any Investment constituting a Restricted Investment, without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments, an amount equal to the lesser of the return of capital or similar repayment with respect to such Investment, or the initial amount of such Investment, in either case, less the cost of the disposition of such Investment;

(d) to the extent that any Unrestricted Subsidiary of GNC designated as such after December 5, 2003, is redesignated as a Restricted Subsidiary after December 5, 2003, the lesser of (i) the fair market value of GNC’s Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after December 5, 2003; and

(e) 50% of any dividends received by GNC or a Guarantor after December 5, 2003 from an Unrestricted Subsidiary of GNC, to the extent that such dividends were not otherwise included in the Consolidated Net Income of GNC for such period.
      As of March 31, 2005, the amount that was available for Restricted Payments pursuant to this paragraph (3) was approximately $16.2 million.
      (B) The provisions of paragraph (A) above will not prohibit the following actions:

(1) any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Capital Stock of GNC or Subordinated Obligations made by exchange, including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares, for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of GNC, other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by GNC or any of its Subsidiaries; provided that the Net Cash Proceeds or reduction of Indebtedness from such sale or exchange will be excluded in subsequent calculations of the amount of Restricted Payments;

(2) any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of GNC that is permitted to be Incurred by the covenant described under “— Limitation on Indebtedness;”

(3) any purchase, redemption, repurchase, defeasance, retirement or other acquisition of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under “— Limitation on Sales of Assets;”

(4) payment of dividends within 60 days after the date of declaration of such dividends, if at the date of declaration such dividend would have complied with paragraph (A) above;

(5) any purchase or redemption of any shares of Capital Stock of GNC from employees or former employees of GNC and its Restricted Subsidiaries pursuant to the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management or in connection with the termination of employment in an aggregate amount after December 5, 2003 not in excess of $5 million in any fiscal year, plus any unused amounts under this clause from prior fiscal years;

(6) the payment of any dividend by a Restricted Subsidiary to the holders of all of its common equity interests on a pro rata basis;

(7) any payments to the Permitted Holder made in connection with, and substantially concurrent with the closing of, the Acquisition by GNC and its Restricted Subsidiaries;

(8) any Permitted Payments to Parent;

(9) Restricted Payments not to exceed $50 million in the aggregate since December 5, 2003; provided that no more than $25 million of such Restricted Payments are made in any calendar year; provided further that, after giving pro forma effect to any such Restricted Payment, GNC would have had a Leverage Ratio of less than 2.5 to 1.00;

(10) Restricted Payments not to exceed $35 million in the aggregate since December 5, 2003; and

(11) the repurchase, redemption or other acquisition or retirement for value of Subordinated Obligations (a) with any Remaining Excess Proceeds or (b) within 90 days following the completion of an offer to purchase the notes following a Change of Control made in accordance with “— Change of Control” above (including the purchase of the notes tendered), provided that such repurchase, redemption or other acquisition or retirement for value of Subordinated Obligations is required pursuant to the terms thereof as a result of such Change of Control, at a price not to exceed 101% of the outstanding principal amount thereof, plus any accrued and unpaid interest.
      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by GNC or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $20 million.

Designation of Unrestricted Subsidiaries
      The Board of Directors of GNC may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will a Subsidiary of GNC that owns or holds the right to use, license or sublicense the “GNC” brand be designated as an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by GNC and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described under “— Limitation on Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by GNC. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of GNC may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

      Any designation of a Subsidiary of GNC as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described under “— Limitation on Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary of GNC as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant described under “— Limitation on Indebtedness,” GNC will be in default of such covenant. The Board of Directors of GNC may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of GNC; provided that such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of GNC of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under “— Limitation on Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Restrictions on Distributions from Restricted Subsidiaries
      Neither GNC nor any Restricted Subsidiary will create or otherwise cause or permit to exist any consensual restriction on the ability of any Restricted Subsidiary to take the following actions:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to GNC or any of its Restricted Subsidiaries;

(2) make any loans or advances to GNC or any of its Restricted Subsidiaries; or

(3) transfer any of its property or assets to GNC or any of its Restricted Subsidiaries.
      However, this prohibition does not apply to:

(1) the Credit Facilities and any agreements governing Indebtedness existing on the date of the indenture, in each case, as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Note Guarantees;

(3) any restriction with respect to a Restricted Subsidiary that is either:

(a) pursuant to an agreement relating to any Indebtedness (i) Incurred by a Restricted Subsidiary before the date on which such Restricted Subsidiary was acquired by GNC, or (ii) of another Person that is assumed by GNC or a Restricted Subsidiary in connection with the acquisition of assets from, or merger or consolidation with, such Person and is outstanding on the date of such acquisition, merger or consolidation; provided that any restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to Indebtedness Incurred either as consideration in, or for the provision of any portion of the funds or credit support used to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by GNC, or such acquisition of assets, merger or consolidation shall not be permitted pursuant to this clause (a); or

(b) pursuant to any agreement, not relating to any Indebtedness, existing when a Person becomes a Subsidiary of GNC or acquired by GNC or any of its Subsidiaries, that, in each case, is not created in contemplation of such Person becoming such a Subsidiary or such acquisition (it being understood for purposes of this clause (b) that if another Person is the Successor Company, any Subsidiary or agreement thereof shall be deemed acquired or assumed by GNC when such Person becomes the Successor Company), and, in the case of clause (a) and (b), which restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the properties or assets of the Person, so acquired;

(4) any restriction with respect to a Restricted Subsidiary pursuant to an agreement (a “Refinancing Agreement”) that effects a refinancing, extension, renewal or replacement of Indebtedness under an agreement referred to in this covenant (an “Initial Agreement”) or contained in any amendment to an Initial Agreement; provided that the restrictions contained in any such Refinancing Agreement or amendment are not materially more restrictive, taken as a whole, than the restrictions contained in the Initial Agreement or Agreements to which such Refinancing Agreement or amendment relates;

(5) any restriction that is a customary restriction on subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or on the assignment or transfer of any lease, license or other contract;

(6) any restriction by virtue of a transfer, agreement to transfer, option, right, or Lien with respect to any property or assets of GNC or any Restricted Subsidiary not otherwise prohibited by the indenture;

(7) any restriction contained in mortgages, pledges or other agreements securing Indebtedness of GNC or a Restricted Subsidiary to the extent such restriction restricts the transfer of the property subject to such mortgages, pledges or other security agreements;

(8) any restriction with respect to a Restricted Subsidiary, or any of its property or assets, imposed pursuant to an agreement for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary, or the property or assets that are subject to such restriction, pending the closing of such sale or disposition;

(9) any restriction existing by reason of applicable law, rule, regulation or order;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of GNC’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) restrictions existing under Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary; or

(13) restrictions contained in Indebtedness incurred by a Foreign Subsidiary pursuant to clause (10) of the second paragraph of the covenant entitled “— Limitation on Indebtedness;” provided that such restrictions relate only to one or more Foreign Subsidiaries.

Limitation on Sales of Assets
      Neither GNC nor any Restricted Subsidiary shall make any Asset Disposition unless:

(1) GNC or such Restricted Subsidiary receives consideration, including relief from, or the assumption of another Person for, any liabilities, contingent or otherwise, at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition. The Board of Directors shall determine the fair market value, and their determination shall be conclusive, including as to the value of all non-cash consideration;

(2) at least 75% of the consideration for any Asset Disposition received by GNC or such Restricted Subsidiary is in the form of cash. For the purposes of this covenant, the following are deemed to be cash:

(a) Cash Equivalents;

(b) the assumption of Indebtedness of GNC, other than Disqualified Stock of GNC, or any Restricted Subsidiary and the release of GNC or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

(c) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that GNC and each other Restricted Subsidiary is released from any Guarantee, or is the beneficiary of any indemnity with respect to such Indebtedness which is secured by any letter of credit or Cash Equivalents, of such Indebtedness in connection with such Asset Disposition;

(d) securities received by GNC or any Restricted Subsidiary from the transferee that are converted by GNC or such Restricted Subsidiary into cash within 60 days after the Asset Disposition;

(e) an amount equal to the fair market value of Indebtedness of GNC or any Restricted Subsidiary received by GNC or a Restricted Subsidiary as consideration for any Asset Disposition, determined at the time of receipt of such Indebtedness by GNC or such Restricted Subsidiary; and

(f) consideration consisting of Additional Assets;

(3) GNC or such Restricted Subsidiary applies an amount equal to 100% of the Net Available Cash from such Asset Disposition in the following manner:

(a) to the extent GNC elects, or is required by the terms of any secured Indebtedness, other than Preferred Stock, to prepay, repay or purchase secured Indebtedness, in each case other than Indebtedness owed to GNC or a Restricted Subsidiary, within 365 days after the date of such Asset Disposition;

(b) to the extent of the balance of Net Available Cash, to the extent GNC or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by GNC or another Restricted Subsidiary) within 365 days from the date of such Asset Disposition, or, if such reinvestment in Additional Assets is a project that is authorized by the Board of Directors within such 365-day period, within 455 days from the date of such Asset Disposition;

(c) to the extent of the balance of such Net Available Cash remaining after application pursuant to clauses (a) or (b) above (the “Excess Proceeds”), to make an offer to purchase notes at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the purchase date, and, to the extent required by the terms thereof, any other Indebtedness that is pari passu with the notes subject to the agreements governing such other Indebtedness at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest to the purchase date and liquidated damages, if any; and

(d) to the extent of the balance of such Excess Proceeds after application pursuant to clauses (a), (b) or (c) above (“Remaining Excess Proceeds”) for any purpose not prohibited by the indenture.
      However, in connection with any prepayments, repayment or purchase of revolving credit Indebtedness pursuant to clauses (a) and (c) above, GNC or such Restricted Subsidiary will cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

      Pending the final application of any Net Available Cash, GNC may temporarily reduce revolving credit borrowings or otherwise invest the Net Available Cash in any manner that is not prohibited by the indenture.
      The provisions of this covenant do not require GNC or the Restricted Subsidiaries to apply any Net Available Cash in accordance with this covenant, except to the extent that the aggregate Net Available Cash from all Asset Dispositions made since December 5, 2003 that is not applied in accordance with this covenant exceeds $15 million.
      To the extent that the aggregate principal amount of the notes and other Indebtedness that is pari passu with the notes tendered pursuant to an offer to purchase made in accordance with the third clause above exceeds the amount of Excess Proceeds, the notes and the other pari passu Indebtedness will be purchased on a pro rata basis, based on the aggregate principal amount thereof surrendered in such offer to purchase; provided that when such offer to purchase is complete, the amount of Excess Proceeds shall be reset to zero.
      GNC will comply with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant, in each case, to the extent applicable. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, GNC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant as a result of such compliance.
      The Credit Agreement restricts GNC from purchasing any notes, and also provides that certain Asset Disposition events would constitute a default under such agreement. Any future credit agreements or other agreements relating to senior Indebtedness to which GNC or any of its Restricted Subsidiaries becomes a party may contain similar restrictions and provisions. In the event an Asset Disposition resulting in Excess Proceeds occurs at a time when GNC is prohibited from purchasing notes, GNC could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If GNC does not obtain such a consent or repay such borrowings, GNC will remain prohibited from purchasing notes. In such case, GNC’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such senior Indebtedness.

Limitation on Transactions with Affiliates
      Neither GNC nor any of its Restricted Subsidiaries will engage in any transaction or series of transactions, including the purchase, sale, lease or exchange of any property or the rendering of any service with any Affiliate of GNC (an “Affiliate Transaction”) on terms that:

(1) taken as a whole are less favorable to GNC or such Restricted Subsidiary than the terms that could be obtained at the time of such transaction in arm’s-length dealings with a nonaffiliate; and

(2) in the event such Affiliate Transaction involves an aggregate amount in excess of $15 million, is not in writing and has not been approved by a majority of the members of the Board of Directors having no material personal financial interest in such Affiliate Transaction. If there are no such Board members, then GNC must obtain a Fairness Opinion. A Fairness Opinion means an opinion from an independent investment banking firm, accounting firm or appraiser of national standing which indicates that the terms of such transaction are fair to GNC or such Restricted Subsidiary from a financial point of view.
      In addition, any transaction involving aggregate payments or other transfers by GNC and its Restricted Subsidiaries in excess of $30 million will also require a Fairness Opinion.
      The provisions of the paragraphs above shall not prohibit the following actions:

(1) any Restricted Payment permitted by the covenant described under “— Limitation on Restricted Payments” or any Permitted Investment;

(2) the performance of the obligations of GNC or a Restricted Subsidiary under any employment contract, collective bargaining agreement, service agreement, employee benefit plan, related trust agreement, severance agreement or any other similar arrangement entered into in the ordinary course of business;

(3) payment of compensation, performance of indemnification or contribution obligations in the ordinary course of business;

(4) any issuance, grant or award of stock, options or other securities, to employees, officers or directors;

(5) any transaction between GNC and a Restricted Subsidiary or between Restricted Subsidiaries or any transaction between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment;

(6) any other transaction arising out of agreements existing on the date of the indenture and described in the “Certain Relationships and Related Party Transactions” section of this prospectus;

(7) transactions with suppliers or other purchasers or sellers of goods or services, in each case in the ordinary course of business and on terms no less favorable to GNC or the Restricted Subsidiary than those that could be obtained at such time in arm’s-length dealings with a nonaffiliate;

(8) the payment of rent due under the Master Lease, dated as of March 23, 1999, between Gustine Sixth Avenue Associates, Ltd. and General Nutrition, Incorporated, as in effect on the date of the indenture or as amended in compliance with the provisions of this covenant; and

(9) so long as no Default has occurred and is continuing, (a) payment of annual management fees to the Permitted Holder in an aggregate amount not to exceed, during any consecutive 12-month period, $1.5 million, (b) the payment of fees to the Permitted Holder for financial advisory and investment banking services rendered to GNC and its Restricted Subsidiaries in connection with acquisitions, securities offerings and other financings and similar significant corporate transactions in customary and reasonable amounts for such transactions, and (c) reimbursement of reasonable out-of-pocket expenses incurred by the Permitted Holder in connection with the services described in clauses (a) and (b) above; provided that the foregoing payments and reimbursements are subordinated to the notes; provided further that if any such Default prevents the payment of any such fees, GNC may pay such deferred fees at the time such Default is cured or waived.

Limitation on the Sale or Issuance of Preferred Stock of Restricted Subsidiaries
      GNC will not sell any shares of Preferred Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary to issue or sell any shares of its Preferred Stock to any Person, other than to GNC or a Restricted Subsidiary.

Limitation on Liens
      Neither GNC nor any Restricted Subsidiary will create or permit to exist any Lien, other than Permitted Liens, on any of its property or assets, including Capital Stock, whether owned on the date of the indenture or thereafter acquired, securing Indebtedness (the “Initial Lien”), unless at the same time effective provision is made to secure the obligations due under the indenture and the notes equally and ratably with such obligation for so long as such obligation is secured by such Initial Lien.

      Any such Lien created in favor of the notes will be automatically and unconditionally released and discharged upon:

(1) the release and discharge of the Initial Lien to which it relates; or

(2) any sale, exchange or transfer to a non-affiliate of GNC of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by GNC or any Restricted Subsidiary, or all or substantially all of the assets of any Restricted Subsidiary creating such Lien.

Reporting Requirements
      Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, GNC will furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if GNC were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if GNC were required to file such reports.
      All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on GNC’s consolidated financial statements by GNC’s certified independent accountants. In addition, GNC will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.
      If at any time GNC is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, GNC will nevertheless continue filing the reports specified in the preceding paragraphs with the SEC within the time periods specified above unless the SEC will not accept such a filing. GNC agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept GNC’s filings for any reason, GNC will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if GNC were required to file those reports with the SEC.
      In addition, GNC and the Guarantors agree that, for so long as any notes remain outstanding, at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act.

Future Guarantors
      If GNC or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel within 10 Business Days of the date on which it was acquired or created; provided, however, that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

No Amendment to Subordination Provisions
      Without the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, GNC will not amend, modify or alter the Subordinated Note Indenture in any way to amend the provisions of Article 10 of the Subordinated Note Indenture (which relate to subordination) in a manner adverse to the holders of notes.

Merger and Consolidation
      GNC will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or convey or transfer all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(2) the Successor Company, if not GNC, will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of GNC under the notes, the indenture and the registration rights agreement;

(3) immediately after giving effect to such transaction or series of transactions no Default or Event of Default exists;

(4) GNC or the Successor Company, if GNC is not the continuing obligor under the indenture, will, at the time of such transaction or series of transactions and after giving pro forma effect thereto as if such transaction or series of transactions had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of “— Limitation on Indebtedness;” and

(5) GNC will have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the indenture; provided that:

(a) in giving such opinion such counsel may rely on such Officer’s Certificate as to any matters of fact, including without limitation as to compliance with the foregoing clauses; and

(b) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the last paragraph of this covenant.
      In addition, GNC may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.
      The Successor Company will be substituted for, and may exercise every right and power of, GNC under the indenture. Thereafter, GNC (if it is not the Successor Company) will be relieved of all obligations and covenants under the indenture, except that, in the case of a conveyance or transfer of less than all its assets, GNC will not be released from the obligation to pay the principal of and interest on the notes.
      The provisions of this covenant do not prohibit any Restricted Subsidiary from consolidating with, merging into or transferring all or part of its properties and assets to GNC. Additionally, GNC may merge with an Affiliate incorporated or organized for the purpose of reincorporating or reorganizing GNC in another jurisdiction to realize tax or other benefits.
Defaults
      An Event of Default under the indenture is defined as:

(1) a default in any payment of interest on, or Liquidated Damages, if any, with respect to, any note when due, continued for 30 days;

(2) a default in the payment of principal of, or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) the failure by GNC or any of its Restricted Subsidiaries to comply with its obligations under the covenant described under “— Certain Covenants — Merger and Consolidation” above;

(4) the failure by GNC or any of its Restricted Subsidiaries to comply for 30 days after written notice from the Trustee or the holders of at least 25% in principal amount of the outstanding notes with any of its obligations under the covenants described under “— Change of Control” or “— Certain Covenants — Limitation on Indebtedness,” “— Certain Covenants — Limitation on Restricted Payments,” or “— Certain Covenants — Limitation on Sales of Assets” above, in each case, other than a failure to purchase notes;

(5) the failure by GNC or any of its Restricted Subsidiaries to comply with its other agreements contained in the notes or the indenture for 60 days after written notice from the Trustee or the holders of at least 25% in principal amount of the outstanding notes;

(6) the failure by GNC or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $20 million (the “Cross Acceleration Provision”);

(7) events of bankruptcy, insolvency or reorganization of GNC or a Significant Subsidiary (the “Bankruptcy Provisions”);

(8) the rendering of any judgment or decree for the payment of money in an amount, net of any insurance or indemnity payments actually received in respect thereof prior to or within 90 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful, in excess of $20 million against GNC or a Significant Subsidiary that is not discharged, bonded or insured by a third Person if either an enforcement proceeding thereon is commenced, or such judgment or decree remains outstanding for a period of 90 days and is not discharged, waived or stayed (the “Judgment Default Provision”); or

(9) the failure of any Guarantee of the notes by a Guarantor that is a Significant Subsidiary to be in full force, except as contemplated by the terms thereof or of the indenture, or the denial in writing by any such Guarantor of its obligations under the indenture or any such Guarantee if such Default continues for 10 days.
      The events listed above will constitute Events of Default regardless of their reasons, whether voluntary or involuntary or whether effected by operation of law or pursuant to any judgment, decree, order, rule or regulation of any administrative or governmental body.
      If an Event of Default, other than a Default relating to certain events of bankruptcy, insolvency or reorganization of GNC, occurs and is continuing, either the Trustee, by notice to GNC, or the holders of at least a majority in principal amount of the outstanding notes, by notice to GNC and the Trustee, may declare the principal of and accrued but unpaid interest on all of such notes to be due and payable.
      Upon such a declaration, such principal and interest will be due and payable immediately; provided that so long as any Indebtedness incurred pursuant to clause (i) of the definition of Permitted Debt is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness incurred pursuant to clause (i) of the definition of Permitted Debt and (2) five Business Days after the holders of such Indebtedness incurred pursuant to clause (i) of the definition of Permitted Debt or the Representative thereof receive notice from GNC of the acceleration with respect to the payment of the notes. If an Event of Default relating to events of bankruptcy, insolvency or reorganization of GNC occurs and is continuing, the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holder. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.
      Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium and Liquidated Damages, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the applicable notes have not given the Trustee a direction inconsistent with such request within such 60-day period.
      Subject to certain restrictions, the holders of a majority in principal amount of the notes outstanding are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that:

(1) conflicts with law or the indenture;

(2) the Trustee determines is unduly prejudicial to the rights of any other holder; or

(3) would involve the Trustee in personal liability.
      Before taking any action under the indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
      The indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium and Liquidated Damages, if any, or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, GNC is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous year. GNC also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute a Default, its status and what action GNC is taking or proposes to take in respect thereof.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder of GNC or any Guarantor, as such, will have any liability for any obligations of GNC or any Guarantor under the notes, the indenture, the Note Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Amendments and Waivers
      Subject to certain exceptions, the indenture or the notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the notes then outstanding. Additionally, any past default on any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder, no amendment, supplement or waiver may, among other things:

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of or extend the time for payment of interest on any note;

(3) reduce the principal amount of or extend the Stated Maturity of any note;

(4) reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed as described under “— Optional Redemption” above;

(5) make any note payable in money other than that stated in the note;

(6) make any change in the provisions of the indenture relating to the rights of holders of notes to receive payment of principal of, and interest, premium or Liquidated Damages on, the notes on or after the respective due dates expressed in the notes or impair the rights of any holder of notes to sue for the enforcement of any payment of principal of, or interest, premium or Liquidated Damages on, such holder’s notes on or after the respective due dates;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(8) make any change in the amendment provisions that require each holder’s consent or in the waiver provisions.
      Without the consent of any holder, GNC, the Guarantors and the Trustee may amend or supplement the indenture or notes in the following manner:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of GNC under the indenture;

(3) to provide for uncertificated notes in addition to or in place of certificated notes; provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163 (f) (2) (B) of the Code;

(4) to add Guarantees with respect to the notes, to secure the notes, to add to the covenants of GNC for the benefit of the noteholders or to surrender any right or power conferred upon GNC;

(5) to make any change that does not adversely affect the rights of any holder;

(6) to comply with any requirement of the SEC in connection with the qualification of the indenture under the TIA; or

(7) to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes.
      The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver. After an amendment, supplement or waiver under the indenture becomes effective, GNC is required to mail to the applicable noteholders a notice briefly describing such amendment, supplement or waiver. However, the failure to give such notice to all such noteholders, or any defect in such notice, will not impair or affect the validity of the amendment, supplement or waiver.

Defeasance
      GNC at any time may terminate all its obligations and the obligations of the Guarantors under the notes and the indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. GNC at any time may terminate its obligations and the obligations of the Guarantors under the covenants described under “— Certain Covenants” (other than under “— Certain Covenants — Merger and Consolidation” except as set forth below), the operation of the Cross-Acceleration Provision, the Bankruptcy Provisions with respect to Significant Subsidiaries and the Judgment Default Provision described under “— Defaults” above and the limitations contained in the third and fourth clauses under “— Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).
      GNC may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If GNC exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default. If GNC exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clauses four, five, six, seven, but only with respect to certain bankruptcy events of a Significant Subsidiary, eight or nine under “— Defaults” above or because of the failure of GNC to comply with clause three or four under “— Certain Covenants — Merger and Consolidation” above.
      Either defeasance option may be exercised before any redemption date or the maturity date for the notes. In order to exercise either defeasance option, GNC must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or Government Obligations, or a combination thereof, for the payment of principal of, and premium and Liquidated Damages, if any, and interest on, the applicable notes to redemption or maturity, as the case may be. Additionally, GNC must comply with other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax in the same amount and in the same manner and times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law since the date of the indenture.
Concerning the Trustee
      U.S. Bank National Association will serve as the Trustee for the notes. The Trustee has been appointed by GNC as Registrar and Paying Agent with regard to the notes.
Governing Law
      Both the indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York. Principles of conflicts of law will not apply to the extent that such principles would require the application of the law of another jurisdiction.
Additional Information
      Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to General Nutrition Centers, Inc., 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222; Attention: Secretary.
Book-Entry, Delivery and Form
      Old notes that are issued in the form of one or more global certificates will be exchanged for new notes, issued in the form of one or more global certificates, known as “global notes.” Except as described below, the new notes will be initially represented by one or more global notes in fully registered form without interest coupons (the “Global Note” or “Global Notes”). The Global Notes will be deposited with, or on behalf of DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.
      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. GNC takes no responsibility for these operations and procedures or description thereof and urges investors to contact the system or their participants directly to discuss these matters.
      DTC has advised GNC that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants.
      DTC has also advised GNC that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).
      Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./ N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global

Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.
      Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, GNC and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither GNC, the Trustee nor any agent of GNC or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      DTC has advised GNC that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or GNC. Neither GNC nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and GNC and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.
      Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
      DTC has advised GNC that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.
      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of GNC, the Trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
      A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies GNC that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, GNC fails to appoint a successor depositary;

(2) GNC, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.
In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).
Exchange of Certificated Notes for Global Notes
      Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture).
Same Day Settlement and Payment
      GNC will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. GNC will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTALsm Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. GNC expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a Business Day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised GNC that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the Business Day for Euroclear or Clearstream following DTC’s settlement date.
Certain Definitions
      “Acquisition” means the acquisition of General Nutrition Companies, Inc. pursuant to the Acquisition Agreement.
      “Acquisition Agreement” means the Purchase Agreement, dated October 16, 2003, among Royal Numico N.V., Numico USA, Inc. and Apollo GNC Holding, Inc., as in effect on December 5, 2003.
      “Additional Assets” means

(l) any property or assets (other than Indebtedness and Capital Stock) to be used by GNC or a Restricted Subsidiary in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by GNC or another Restricted Subsidiary; provided that such Restricted Subsidiary is primarily engaged in a Related Business;

(3) Capital Stock of any Person that at such time is a Restricted Subsidiary, acquired from a third party; provided that such Restricted Subsidiary is primarily engaged in a Related Business; and

(4) Capital Stock or Indebtedness of any Person which is primarily engaged in a Related Business; provided, however, for purposes of the covenant described under “— Certain Covenants — Limitation on Sales of Assets,” the aggregate amount of Net Available Cash permitted to be invested pursuant to this clause (4) shall not exceed at any one time outstanding 2.5% of Consolidated Tangible Assets.
      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. No Person (other than GNC or any Subsidiary of GNC) in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of GNC or any of its Subsidiaries solely by reason of such Investment.
      “Apollo” means Apollo Management V, L.P. and its Affiliates or any entity controlled thereby or any of the partners thereof.
      “Asset Disposition” means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary, other than directors’ qualifying shares, property or other assets, each referred to for the purposes of this definition as a “disposition,” by GNC or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction, other than:

(1) a disposition by a Restricted Subsidiary to GNC or by GNC or a Restricted Subsidiary to a Restricted Subsidiary;

(2) a disposition of inventory, equipment, obsolete assets or surplus personal property in the ordinary course of business;

(3) the sale of Cash Equivalents in the ordinary course of business;

(4) a transaction or a series of related transactions in which the fair market value of the assets disposed of, in the aggregate, does not exceed $2 million;

(5) the sale or discount, with or without recourse, and on commercially reasonable terms, of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(6) the licensing of intellectual property in the ordinary course of business;

(7) for purposes of the covenant described under “— Certain Covenants — Limitation on Sales of Assets” only, a disposition subject to the covenant described under “— Certain Covenants — Limitation on Restricted Payments;”

(8) a disposition of property or assets that is governed by the provisions described under “— Merger and Consolidation;”

(9) the sale of franchisee accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, it being understood that, for the purposes of this clause (9), notes received in exchange for the transfer of franchisee accounts receivable and related assets will be deemed cash if the Receivables Subsidiary or other payor is required to repay said notes as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of GNC entered into as part of a Qualified Receivables Transaction;

(10) the transfer of franchise accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction;

(11) any surrender or waiver of contract rights or the settlement release or surrender of contract, tort or other litigation claims in the ordinary course of business;

(12) the granting of Liens (and foreclosure thereon) not prohibited by the indenture;

(13) the closure and disposition of retail stores or distribution centers and any sales of a store owned by GNC to a franchisee, in each case in the ordinary course of business; and

(14) any sublease of real property by GNC or any Restricted Subsidiary to a franchisee in the ordinary course of business.
      “Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Indebtedness or Preferred Stock multiplied by the amount of such payment by

(2) the sum of all such payments.
      “Bank Indebtedness” means any and all amounts, whether outstanding on December 5, 2003 or thereafter Incurred, payable under or in respect of the Credit Facilities and all obligations under Specified Hedging Obligations (as defined in the Credit Agreement), including, without limitation, principal, premium, if any, interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to GNC or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings, penalties, fees, charges, expenses, indemnifications, damages, reimbursement obligations, Guarantees, other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

      “Board of Directors” means the Board of Directors of GNC or any committee thereof duly authorized to act on behalf of such Board.
      “Borrowing Base” means, as of any date, an amount equal to:

(1) 75% of the face amount of all accounts receivable owned by GNC and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 60 days past due; provided, however, that any franchise accounts receivable owned by a Receivables Subsidiary, or that GNC or any of its Subsidiaries has agreed to transfer to a Receivables Subsidiary, shall be excluded for purposes of determining such amount; plus

(2) 50% of the book value of all inventory, net of reserves, owned by GNC and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date.
      “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City.
      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in, however designated, equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.
      “Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.
      “Cash Equivalents” means any of the following:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.
      “Change of Control” means:

(1) any event occurs the result of which is that any “Person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than any Permitted Holder or its Related Parties, becomes the beneficial owner, as defined in Rules l3d-3 and l3d-5 under the Exchange Act (except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire within one year) directly or indirectly, of more than 50% of the Voting Stock of GNC or a Successor Company, as defined below, including, without limitation, through a merger or consolidation or purchase of Voting Stock of GNC; provided that the Permitted Holders or their Related Parties do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors; provided further that the transfer of 100% of the Voting Stock of GNC to a Person that has an ownership structure identical to that of GNC prior to such transfer, such that GNC becomes a Wholly Owned Subsidiary of such Person, shall not be treated as a Change of Control for purposes of the indenture;

(2) after an Equity Offering that is an initial public offering of Capital Stock of GNC, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors, together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of GNC was approved by a vote of a majority of the directors of GNC then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors then in office;

(3) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions other than a merger or consolidation, of all or substantially all of the assets of GNC and its Restricted Subsidiaries taken as a whole to any Person or group of related Persons other than a Permitted Holder or a Related Party of a Permitted Holder; or

(4) the adoption of a plan relating to the liquidation or dissolution of GNC.

      “Code” means the Internal Revenue Code of 1986, as amended.
      “Consolidated Coverage Ratio” as of any date of determination means the ratio of

(1) the aggregate amount of EBITDA of GNC and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of GNC are available, to

(2) Consolidated Interest Expense of GNC for such four fiscal quarters; provided, however, that:

(a) if GNC or any Restricted Subsidiary:

(i) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period, except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on:

(A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or

(B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation, and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, or

(ii) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness, in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(b) if since the beginning of such period GNC or any Restricted Subsidiary has made any Asset Disposition of any company or any business or any business segment, the EBITDA for such period shall be reduced by an amount equal to the EBITDA, if positive, directly attributable to the company, business or business segment that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA, if negative, directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of GNC or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to GNC and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period, and, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent GNC and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale;

(c) if since the beginning of such period GNC or any Restricted Subsidiary, by merger or otherwise, has made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company or any business or any group of assets, including any such acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto, including the Incurrence of any Indebtedness and including the pro forma expenses and cost reductions calculated on a basis consistent with Regulation S-X of the Securities Act, as if such Investment or acquisition occurred on the first day of such period; and

(d) if since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into GNC or any Restricted Subsidiary since the beginning of such period, has made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (b) or (c) above if made by GNC or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto, including the Incurrence of any Indebtedness and including the pro forma expenses and cost reductions calculated on a basis consistent with Regulation S-X of the Securities Act, as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.
      For purposes of this definition, whenever pro forma effect is to be given to an Asset Disposition, Investment or acquisition of assets, or any transaction governed by the provisions described under “— Certain Covenants — Merger and Consolidation,” or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, defeased or otherwise discharged in connection therewith, the pro forma calculations in respect thereof shall be as determined in good faith by a responsible financial or accounting officer of GNC, based on reasonable assumptions. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated at a fixed rate as if the rate in effect on the date of determination had been the applicable rate for the entire period, taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months. If any Indebtedness bears, at the option of GNC or a Restricted Subsidiary, a fixed or floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be computed by applying, at the option of GNC or such Restricted Subsidiary, either a fixed or floating rate. If any Indebtedness which is being given pro forma effect was

Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period.
      “Consolidated Interest Expense” means, as to any Person, for any period, the total consolidated interest expense of such Person and its Restricted Subsidiaries determined in accordance with GAAP, minus, to the extent included in such interest expense, amortization or write-off of financing costs plus, to the extent Incurred by such Person and its Restricted Subsidiaries in such period but not included in such interest expense, without duplication:

(1) interest expense attributable to Capitalized Lease Obligations determined as if such lease were a capitalized lease, in accordance with GAAP;

(2) amortization of debt discount;

(3) interest in respect of Indebtedness of any other Person that has been Guaranteed by such Person or any Restricted Subsidiary, but only to the extent that such interest is actually paid by such Person or any Restricted Subsidiary;

(4) non-cash interest expense;

(5) net costs associated with Hedging Obligations;

(6) the product of:

(a) mandatory Preferred Stock cash dividends in respect of all Preferred Stock of Restricted Subsidiaries of such Person and Disqualified Stock of such Person held by Persons other than such Person or a Restricted Subsidiary, multiplied by

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; and

(7) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest to any Person, other than the referent Person or any Subsidiary thereof, in connection with Indebtedness Incurred by such plan or trust; provided, however, that as to GNC, there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by GNC or any Restricted Subsidiary.
      For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements.
      “Consolidated Net Income” means, as to any Person, for any period, the consolidated net income (loss) of such Person and its Subsidiaries before preferred stock dividends, determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not (as to GNC) a Restricted Subsidiary and, as to any other Person, an unconsolidated Person, except that:

(a) the referent Person’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the referent Person or a Subsidiary as a dividend or other distribution, subject, in the case of a dividend or other distribution to a Subsidiary, to the limitations contained in clause (3) below, and

(b) the net loss of such Person shall be included to the extent of the aggregate Investment of the referent Person or any of its Restricted Subsidiaries in such Person;

(2) any net income (loss) of any Restricted Subsidiary, as to GNC, or of any Subsidiary, as to any other Person, if in either case such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to GNC, except that:

(a) such Person’s equity in the net income of any such Subsidiary for such period shall be included in Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Subsidiary during such period to such Person or another Subsidiary as a dividend, subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause, and

(b) the net loss of such Subsidiary shall be included in determining Consolidated Net Income;

(3) any extraordinary gain or loss (together with any provision for taxes related thereto);

(4) the cumulative effect of a change in accounting principles;

(5) any reduction to the Consolidated Net Income of any Person caused by the amount, if any, of (a) non-cash charges relating to the exercise of options and (b) non-cash losses (or minus non-cash gains) from foreign currency translation;

(6) any decrease in net income caused by the increase in the book value of assets as a result of the Acquisition as reflected on GNC’s balance sheet solely as a result of the application of SFAS No. 141;

(7) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with any asset sale (other than in the ordinary course of business);

(8) costs incurred prior to the date of the indenture related to the closing of stores in connection with the Acquisition; and

(9) costs incurred by GNC relating to an election made under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign income tax laws), as provided in the Acquisition Agreement, in an amount not to exceed $10 million.
      “Consolidated Tangible Assets” means, as of any date of determination, the total assets, less goodwill and other intangibles, other than patents, trademarks, copyrights, licenses and other intellectual property, shown on the balance sheet of GNC and its Restricted Subsidiaries as of the most recent date for which such a balance sheet is available, determined on a consolidated basis in accordance with GAAP less all write-ups, other than write-ups in connection with acquisitions, subsequent to the date of the indenture in the book value of any asset, except any such intangible assets, owned by GNC or any of its Restricted Subsidiaries.
      “Credit Agreement” means the credit agreement dated as of December 5, 2003, among GNC, the Parent, the banks and other financial institutions party thereto from time to time, Lehman Commercial Paper Inc., as administrative agent, JPMorgan Chase Bank, as syndication agent, and the other parties thereto, as such agreement may be assumed by any successor in interest, including any Loan Documents, as defined therein, any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, intellectual property security agreement, mortgages, letter of credit applications and other security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended (including pursuant to Amendment 1 thereto dated as of December 14, 2004), supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with GNC, or any subsidiary of GNC as borrower, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Credit Agreement or otherwise).
      “Credit Facility” means one or more agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.
      “Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement or arrangement, including derivative agreements or arrangements, as to which such Person is a party or a beneficiary.
      “Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.
      “Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable, or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(3) is redeemable at the option of the holder thereof, in whole or in part;
in the case of clauses (1), (2) and (3), on or prior to the 91st day after the Stated Maturity of the notes. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require GNC to repurchase such Capital Stock upon the occurrence of a change of control or asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that GNC may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under “Certain Covenants — Limitation on Restricted Payments.”
      “Domestic Subsidiary” means any Restricted Subsidiary of GNC that was formed under the laws of the United States or any state of the United States or the District of Columbia or that Guarantees or otherwise provides direct credit support for any Indebtedness of GNC.
      “EBITDA” means, as to any Person, for any period, the Consolidated Net Income for such period, plus the following to the extent included in calculating such Consolidated Net Income:

(1) income tax expense;

(2) Consolidated Interest Expense (including the amortization of any debt issuance costs to the extent such costs are included in the calculation of Consolidated Interest Expense);

(3) depreciation expense;

(4) amortization expense (including the amortization of any debt issuance costs to the extent such costs are included in the calculation of Consolidated Interest Expense);

(5) other non-cash charges or non-cash losses; and

(6) any fees or expenses paid prior to the date of the indenture in connection with the Acquisition.
      “Equity Offering” means any issuance or sale of Capital Stock (other than Disqualified Stock and other than to GNC or any of its Subsidiaries), or a contribution to the equity capital (other than by a Subsidiary of GNC), of GNC, in each case, that results in net proceeds to GNC of at least $100 million.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended.
      “Exchange Notes” means, with respect to a series of notes, any securities of GNC containing terms identical to the notes of such series (except that such Exchange Notes shall be registered under the Securities

Act) that are issued and exchanged for the notes pursuant to the registration rights agreement or the indenture.
      “Foreign Subsidiary” means any Restricted Subsidiary of GNC that is not a Domestic Subsidiary.
      “GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of the indenture, for purposes of the definitions of the terms “Consolidated Coverage Ratio,” “Consolidated Interest Expense,” “Consolidated Net Income” and “EBITDA,” all defined terms in the indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions, and as in effect from time to time, for all other purposes of the indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP.
      “Government Obligations” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness or such other obligation of such other Person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise; or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided, however, that the term“Guarantee” shall not include endorsements for collection or deposits made in the ordinary course of business.
      The term “Guarantee” used as a verb has a correlative meaning.
      “Guarantor” means

(1) GNC’s direct and indirect Domestic Subsidiaries existing on the date of the indenture; and

(2) any Domestic Subsidiary created or acquired by GNC after the date of the indenture, other than any Immaterial Subsidiary.
      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.
      “Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $2 million and whose total revenues for the most recent 12-month period do not exceed $2 million; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of GNC.
      “Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary, whether by merger, consolidation, acquisition or otherwise, shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Any Indebtedness issued at a discount, including Indebtedness on which interest is payable through the issuance of additional Indebtedness, shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

      “Indebtedness” means, with respect to any Person on any date of determination, without duplication:

(1) the principal of Indebtedness of such Person for borrowed money if and to the extent it would appear as a liability upon the consolidated balance sheet of such Person prepared in accordance with GAAP;

(2) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments if and to the extent it would appear as a liability upon the consolidated balance sheet of such Person prepared in accordance with GAAP;

(3) all reimbursement obligations of such Person, including reimbursement obligations in respect of letters of credit or other similar instruments, the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not then been reimbursed;

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except Trade Payables, which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto or the completion of such services if and to the extent it would appear as a liability upon the consolidated balance sheet of such Person prepared in accordance with GAAP;

(5) all Capitalized Lease Obligations of such Person;

(6) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock or, if such Person is a Subsidiary of GNC, any Preferred Stock of such Subsidiary, but excluding, in each case, any accrued dividends, the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Capital Stock, or if such Capital Stock has no fixed price, to the involuntary redemption, repayment or repurchase price therefor calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Capital Stock, such fair market value shall be as determined in good faith by the Board of Directors or the board of directors of the issuer of such Capital Stock;

(7) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of:

(a) the fair market value of such asset at such date of determination; and

(b) the amount of such Indebtedness of such other Persons;

(8) all Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net Hedging Obligations of such Person, such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time.
      The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the indenture, or otherwise in accordance with GAAP.
      “Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement, including derivative agreements or arrangements, as to which such Person is party or a beneficiary; provided, however, any such agreements entered into in connection with the notes shall not be included.

      “Investment” in any Person by any other Person means any direct or indirect advance, loan or other extension of credit (other than to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. If GNC or any Restricted Subsidiary of GNC sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of GNC such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of GNC, GNC shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Capital Stock of such Subsidiary not sold or disposed of.
      “Leverage Ratio” means, on any date of determination, the ratio of:

(1) the aggregate amount of Indebtedness of GNC and its Restricted Subsidiaries on a consolidated basis as of such date, to

(2) the aggregate amount of EBITDA of GNC and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of GNC are available; provided, however, that:

(a) if since the beginning of such period GNC or any Restricted Subsidiary has made any Asset Disposition of any company or any business or any business segment, the EBITDA for such period shall be reduced by an amount equal to the EBITDA, if positive, directly attributable to the company, business or business segment that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA, if negative, directly attributable thereto for such period;

(b) if since the beginning of such period GNC or any Restricted Subsidiary, by merger or otherwise, has made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company or any business or any business segment, including any such acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, EBITDA for such period shall be calculated after giving pro forma effect thereto, including the Incurrence of any Indebtedness and including the pro forma expenses and cost reductions calculated on a basis consistent with Regulation S-X of the Securities Act, as if such Investment or acquisition occurred on the first day of such period; and

(c) if since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into GNC or any Restricted Subsidiary since the beginning of such period, has made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (a) or (b) above if made by GNC or a Restricted Subsidiary during such period, EBITDA for such period shall be calculated after giving pro forma effect thereto, including the Incurrence of any Indebtedness and including the pro forma expenses and cost reductions calculated on a basis consistent with Regulation S-X of the Securities Act, as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.
      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including any conditional sale or other title retention agreement or lease in the nature thereof.
      “Liquidated Damages” means the liquidated damages then owing under the registration rights agreement.
      “Moody’s” means Moody’s Investors Service, Inc., and its successors.
      “Net Available Cash” from an Asset Disposition means cash payments received, including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form, therefrom, in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, including, without limitation, fees and expenses of legal counsel, accountants and financial advisors, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition or to any other Person, other than GNC or any Restricted Subsidiary, owning a beneficial interest in the assets disposed of in such Asset Disposition; and

(4) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by GNC or any Restricted Subsidiary after such Asset Disposition.
      “Net Cash Proceeds” means, with respect to any issuance or sale of any securities of GNC or any Subsidiary by GNC or any Subsidiary, or any capital contribution, the cash proceeds of such issuance, sale or contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result thereof.
      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither GNC nor any Restricted Subsidiary;

(a) provides any Guarantee or credit support of any kind, including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness; or

(b) is directly or indirectly liable, as a guarantor or otherwise; and

(2) no default with respect to which, including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary, would permit, upon notice, lapse of time or both, any holder of any other Indebtedness of GNC or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.
      “Note Guarantee” means, individually, any Guarantee of payment of the notes by a Guarantor pursuant to the terms of the indenture, and, collectively, all such Guarantees. Each such Guarantee will be in the form prescribed in the indenture.
      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
      “Officer” means the Chief Executive Officer, President, Chief Financial Officer, any Vice President, Controller, Secretary or Treasurer of GNC.
      “Officer’s Certificate” means a certificate signed by at least one Officer.
      “Opinion of Counsel” means a written opinion from legal counsel satisfactory to the Trustee. The counsel may be an employee of or counsel to GNC or the Trustee.

      “Parent” means GNC Corporation and its successors and assigns.
      “Permitted Holder” means Apollo.
      “Permitted Investment” means:

(1) any Investment by GNC or any Restricted Subsidiary in a Restricted Subsidiary, GNC or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(2) any Investment by GNC or any Restricted Subsidiary in another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, GNC or a Restricted Subsidiary;

(3) any Investment by GNC or any Restricted Subsidiary in Cash Equivalents;

(4) any Investment by GNC or any Restricted Subsidiary in receivables owing to GNC or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as GNC or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) any Investment by GNC or any Restricted Subsidiary in securities or other Investments received as consideration in sales or other dispositions of property or assets made in compliance with the covenant described under “— Certain Covenants — Limitation on Sales of Assets;”

(6) any Investment by GNC or any Restricted Subsidiary in securities or other Investments received in settlement of debts created in the ordinary course of business and owing to GNC or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

(7) Investments in existence or made pursuant to legally binding written commitments in existence on the date of the indenture;

(8) any Investment by GNC or any Restricted Subsidiary in Hedging Obligations, which obligations are Incurred in compliance with the covenant described under “— Certain Covenants — Limitations on Indebtedness;”

(9) any Investment by GNC or any Restricted Subsidiary in pledges or deposits:

(a) with respect to leases or utilities provided to third parties in the ordinary course of business; or

(b) otherwise described in the definition of “Permitted Liens;”

(10) Investments in a Related Business in an amount not to exceed $35 million (measured at the time each such Investment is made without giving effect to subsequent changes in value) in the aggregate at any time outstanding (after giving effect to any such Investments that are returned to GNC or any Restricted Subsidiary, including through redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary);

(11) loans by GNC or any Restricted Subsidiary to franchisees in an aggregate principal amount not to exceed $75 million at any one time outstanding;

(12) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Capital Stock of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by GNC or a Restricted Subsidiary of GNC in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any

other Person in connection with a Qualified Receivables Transaction; provided that such other Investment is in the form of a note or other instrument that the Receivables Subsidiary or other Person is required to repay as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of GNC entered into as part of a Qualified Receivables Transaction;

(13) any Investment in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of GNC or an employee stock ownership plan or similar trust) of Capital Stock of GNC (other than Disqualified Stock); provided that the amount of any Net Cash Proceeds that are utilized for any such Investment will be excluded from clause 3(b) of the first paragraph set forth under “Certain Covenants — Restricted Payments”; provided, however, that the value of any non-cash net proceeds shall be as conclusively determined by the Board of Directors in good faith, except that in the event the value of any non-cash net proceeds shall be $20 million or more, the value shall be as determined in writing by an independent investment banking firm of nationally recognized standing;

(14) any sublease of real property to a franchisee, any advertising cooperative with franchisees and any trade credit extended to franchisees, in each case in the ordinary course of business;

(15) any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of GNC or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes with Persons who are not Affiliates; and

(16) any Investments representing amounts held for employees of GNC and its Restricted Subsidiaries under GNC’s deferred compensation plan; provided that the amount of such Investments (excluding income earned thereon) shall not exceed the amount otherwise payable to such employees the payment of which was deferred under such plan and any amounts matched by GNC under such plan.

      “Permitted Liens” means:

(1) Liens on properties or assets of GNC or any Guarantor securing Indebtedness and other Obligations under Credit Facilities that was incurred pursuant to either clause (1) or clause (14) of the definition of Permitted Debt or securing Hedging Obligations with respect thereto;

(2) Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not be reasonably expected to have a material adverse effect on GNC and its Restricted Subsidiaries, or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of GNC or such Subsidiary, as the case may be, in accordance with GAAP;

(3) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days or that are bonded or that are being contested in good faith and by appropriate proceedings;

(4) pledges, deposits or Liens in connection with workers’ compensation, unemployment insurance and other social security legislation and/or similar legislation or other insurance-related obligations, including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

(5) pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts, other than for borrowed money, obligations and deposits for or under or in respect of utilities, leases, licenses, statutory obligations, surety, judgment and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(6) easements, including reciprocal easement agreements, rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, changes, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of GNC and its Subsidiaries, taken as a whole;

(7) Liens existing on, or provided for underwritten arrangements existing on, the date of the indenture, or, in the case of any such Liens securing Indebtedness of GNC or any of its Subsidiaries existing or arising under written arrangements existing on the date of the indenture, securing any Refinancing Indebtedness (except for Refinancing Indebtedness that was incurred in exchange for, or the net proceeds of which were used to refund, refinance or replace, Indebtedness that was permitted to be incurred under Credit Facilities pursuant to clause (1) or (14) of the definition of Permitted Debt) in respect of such Indebtedness so long as the Lien securing such Refinancing Indebtedness is limited to all or part of the same property or assets, plus improvements, accessions, proceeds or dividends or distributions in respect thereof, that secured, or under such written arrangements could secure, the original Indebtedness;

(8) Liens securing Hedging Obligations Incurred in compliance with the covenant described under “— Certain Covenants — Limitation on Indebtedness;”

(9) Liens arising out of judgments, decrees, orders or awards in respect of which GNC shall in good faith be prosecuting an appeal or proceedings for review which appeal or proceedings shall not have been finally terminated, or the period within which such appeal or proceedings may be initiated shall not have expired and Liens arising from final judgments only to the extent, in an amount and for a period not resulting in an Event of Default with respect thereto;

(10) Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of GNC, or at the time GNC or a Restricted Subsidiary acquires such property or assets; provided, however, that such Liens are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary, or such acquisition of such property or assets, and that such Liens are limited to all or part of the same property or assets, plus improvements, accessions, proceeds or dividends or distributions in respect thereof, that secured, or, under the written arrangements under which such Liens arose, could secure, the obligations to which such Liens relate;

(11) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(12) Liens securing the notes or the Note Guarantees;

(13) Liens on assets of GNC or a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction;

(14) Liens securing Refinancing Indebtedness (except for Refinancing Indebtedness that was incurred in exchange for, or the net proceeds of which were used to refund, refinance or replace, Indebtedness that was permitted to be incurred under Credit Facilities pursuant to clause (1) or (14) of the definition of Permitted Debt) Incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement, in whole or in part, of any other obligation secured by, any other Permitted Liens; provided that any such new Lien is limited to all or part of the same property or assets, plus improvements, accessions, proceeds or dividends or distributions in respect thereof, that secured, or, under the written arrangements under which the original Lien arose, could secure, the obligations to which such Liens relate;

(15) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(16) Liens to secure Indebtedness permitted by clause (7) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Indebtedness”; provided that (a) any such Lien attaches to such assets concurrently with or within 180 days after the acquisition, construction or capital improvement thereof, (b) such Lien attaches solely to the assets so acquired, constructed or improved in such transaction and (c) the principal amount of the Indebtedness secured thereby does not exceed 100% of the cost of such assets;

(17) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods in the ordinary course of business;

(18) licenses of intellectual property granted in the ordinary course of business;

(19) Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(20) Liens in favor GNC or any Restricted Subsidiary; and

(21) Liens incurred with respect to Obligations that do not exceed $25.0 million at any one time outstanding.

      “Permitted Payments to Parent” means, without duplication as to amounts:

(1) payments to the Parent to permit the Parent to pay reasonable directors fees and expenses when due and reasonable accounting, legal and administrative expenses of the Parent when due in an aggregate amount not to exceed $250,000 per annum; and

(2) for so long as GNC is a member of a group filing a consolidated, combined or other similar group tax return with the Parent, payments to the Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to GNC and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that GNC would owe if GNC and its Subsidiaries were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of GNC and such Subsidiaries from other taxable years (as reduced by the use of such carryovers and carrybacks by the group of which the Parent is a member) and (ii) the amount of the relevant tax, taking into account any allowed tax credits, that the Parent actually owes to the appropriate taxing authority. Any Tax Payments received from GNC shall be paid over to the appropriate taxing authority within 30 days of the Parent’s receipt of such Tax Payments or refunded to GNC.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
      “Preferred Stock” as applied to the Capital Stock of any corporation means Capital Stock of any class or classes, however designated, that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.
      “Qualified Receivables Transaction” means any transaction or series of transactions entered into by GNC or any of its Restricted Subsidiaries pursuant to which GNC or any of its Restricted Subsidiaries sells, conveys or otherwise transfers to (1) a Receivables Subsidiary (in the case of a transfer by GNC or any of its Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any franchise accounts receivable (whether now existing or arising in the future) of GNC or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such franchise accounts receivable, all contracts and all guarantees or other obligations in respect of such franchise accounts receivable, proceeds of such franchise accounts receivable and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving franchise accounts receivable.
      “Receivables Subsidiary” means a Restricted Subsidiary that engages in no activities other than in connection with the financing of franchise accounts receivable and that is designated by the Board of Directors (as provided below) as a Receivables Subsidiary:

(1) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(a) is guaranteed by GNC or any Restricted Subsidiary (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction);

(b) is recourse to or obligates GNC or any Restricted Subsidiary in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction; or

(c) subjects any property or asset of GNC or any Restricted Subsidiary (other than franchise accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction;

(2) with which neither GNC nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to GNC or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of GNC, other than fees payable in the ordinary course of business in connection with servicing franchise accounts receivable; and

(3) with which neither GNC nor any Restricted Subsidiary has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.
      “Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend, including pursuant to any defeasance or discharge mechanism (collectively, “refinances,” and “refinanced” shall have a correlative meaning), any Indebtedness existing on the date of the indenture or Incurred in compliance with the indenture, including Indebtedness of GNC that refinances Indebtedness of any Restricted Subsidiary, to the extent permitted in the indenture, and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary, including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) if the Indebtedness being refunded, refinanced, replaced, renewed, repaid, extended, defeased or discharged is Subordinated Obligations, such Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being refunded, refinanced, replaced, renewed, repaid, extended, defeased or discharged;

(4) such Refinancing Indebtedness is Incurred in an aggregate principal amount, or if issued with original issue discount, an aggregate issue price, that is equal to or less than the aggregate principal amount, or if issued with original issue discount, the aggregate accreted value, then outstanding of the Indebtedness being refinanced, plus fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such Refinancing Indebtedness; provided further, however, that Refinancing Indebtedness shall not include:

(a) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of GNC; or

(b) Indebtedness of GNC or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(5) in the case of Indebtedness of GNC or a Guarantor, such Refinancing Indebtedness is Incurred by GNC, a Guarantor or by the Subsidiary who is the obligor on the Indebtedness being refinanced.
      “Related Business” means those businesses in which GNC or any of its Subsidiaries is engaged on the date of the indenture or that are reasonably related or incidental thereto.
      “Related Party” means:

(1) any controlling equityholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Permitted Holder; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Permitted Holders and/or such other Persons referred to in the immediately preceding clause (1).
      “Representative” means the Trustee, agent or representative, if any, for an issue of Indebtedness.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” means any Subsidiary of GNC other than an Unrestricted Subsidiary.
      “SEC” means the Securities and Exchange Commission.
      “Senior Subordinated Notes” means the notes issued pursuant to the Senior Subordinated Notes Indenture.
      “Senior Subordinated Notes Indenture” means the indenture dated as of December 5, 2003 among GNC, the guarantors named therein and U.S. Bank National Association, as trustee, with respect to GNC’s 8 1/2% Senior Subordinated Notes due 2010, as amended from time to time.
      “Significant Subsidiary” means:

(1) any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture; and

(2) any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.
      “S&P” means Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., and its successors.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred.
      “Subordinated Obligation” means any Indebtedness of GNC or any Guarantor, whether outstanding on the date of the indenture or thereafter Incurred, which is expressly subordinate or junior in right of payment to the notes or the Note Guarantees pursuant to a written agreement.
      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).
      “Successor Company” shall have the meaning assigned thereto in clause (1) under “— Merger and Consolidation.”
      “TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the indenture.
      “Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.
      “Trustee” means the party named as such in the indenture until a successor replaces it and, thereafter, means the successor.
      “Trust Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the indenture.
      “Unrestricted Subsidiary” means:

(1) any Subsidiary of GNC that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.
      The Board of Directors may designate any Subsidiary of GNC, including any newly acquired or newly formed Subsidiary of GNC, to be an Unrestricted Subsidiary unless at the time of such designation such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, GNC or any other Subsidiary of GNC that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $100,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $100,000, then such designation would be permitted under “— Certain Covenants — Limitation on Restricted Payments.”

      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(a) GNC could Incur at least $1.00 of additional Indebtedness under the first paragraph of the covenant described under “— Certain Covenants — Limitation on Indebtedness;” and

(b) no Default or Event of Default shall have occurred and be continuing.
      Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of GNC’s Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.
      “Voting Stock” of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.
      “Wholly Owned Subsidiary” means a Restricted Subsidiary of GNC all the Capital Stock of which, other than directors’ qualifying shares, is owned by GNC or another Wholly Owned Subsidiary.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of material United States federal income tax consequences to a holder of old notes relating to the exchange of old notes for new notes. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and foreign or domestic tax-exempt organizations (including private foundations), or to persons that hold the old notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any state, local, or non-United States tax considerations. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the acquisition, ownership, and disposition of the new notes.
Exchange of Old Notes for New Notes
      An exchange of old notes for new notes pursuant to the exchange offer will be ignored for United States federal income tax purposes. Consequently, a holder of old notes will not recognize gain or loss, for United States federal income tax purposes, as a result of exchanging old notes for new notes pursuant to the exchange offer. The holding period of the new notes will be the same as the holding period of the old notes and the tax basis in the new notes will be the same as the adjusted tax basis in the old notes as determined immediately before the exchange.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 29, 2005 all dealers effecting transactions in the new notes may be required to deliver a prospectus.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transaction:

•	in the over-the-counter market,

•	in negotiated transactions,

•	through the writing of options on the new notes, or

•	a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices.
      Any resale may be made directly to purchasers or to or through brokers or dealer who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker-dealer that participates in a distribution of those new notes may be deemed to be an underwriter within the meaning of the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      Furthermore, any broker-dealer that acquired any of the old notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley and Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
      For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any broker-dealer and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
      Certain legal matters as to the validity and enforceability of the new notes and the guarantees by certain guarantors will be passed upon for General Nutrition Centers, Inc., General Nutrition Companies, Inc., General Nutrition Distribution Company, General Nutrition Government Services, Inc., General Nutrition International, Inc., General Nutrition Systems, Inc., GNC (Canada) Holding Company, GNC Canada Limited, GNC US Delaware, Inc. and GN Investment, Inc. by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters relating to the guarantees will be passed upon for General Nutrition Corporation, General Nutrition Distribution, L.P., General Nutrition, Incorporated and GNC Franchising, LLC by Pepper Hamilton, LLP, in Pittsburgh, Pennsylvania. Certain legal matters relating to the guarantees will be passed upon for General Nutrition Investment Company and Nutra Sales Corporation by Lewis and Roca LLP, Phoenix, Arizona. Certain legal matters relating to the guarantees will be passed upon for Nutra Manufacturing, Inc. by Kennedy Covington Lobdell & Hickman, L.L.P., Rock Hill, South Carolina.
EXPERTS
      The consolidated financial statements of General Nutrition Centers, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the period from December 5, 2003 through December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of General Nutrition Companies, Inc. and its subsidiaries for the period from January 1, 2003 through December 4, 2003, and for the year ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-4 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the new notes, we refer you to the registration statement, including the documents and agreements filed as exhibits thereto.
      We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). We file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding companies that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.
      In addition, for so long as any of the notes remain outstanding and during any period in which we are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, we will provide without charge, upon the written request of a holder of notes, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Written requests for this information should be addressed to the Chief Legal Officer of General Nutrition Centers, Inc. at 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and December 31, 2004	F-4
 Consolidated Statements of Operations and Comprehensive Income for year ended December 31, 2002, for the periods from January 1, 2003 through December 4, 2003, the 27 days ended December 31, 2003 and for year ended December 31, 2004
F-5
 Consolidated Statements of Stockholder’s (Deficit) Equity for year ended December 31, 2002, for the periods from January 1, 2003 through December 4, 2003, the 27 days ended December 31, 2003 and for year ended December 31, 2004
F-6
 Consolidated Statements of Cash Flows for year ended December 31, 2002, the period from January 1, 2003 through December 4, 2003, the 27 days ended December 31, 2003 and for year ended December 31, 2004
F-7
Notes to Consolidated Financial Statements	F-8
Consolidated Balance Sheets as of March 31, 2005 (unaudited) and December 31, 2004	F-59
Unaudited Consolidated Statements of Operations and Comprehensive Income for the three months ended March 31, 2005 and 2004	F-60
Unaudited Consolidated Statement of Stockholder’s Equity for the three months ended March 31, 2005	F-61
Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and 2004	F-62
Summarized Notes to Unaudited Consolidated Financial Statements	F-63

Report of Independent Registered Public Accounting Firm
To the Supervisory Board of Royal Numico N.V.
and the Stockholder of General Nutrition Companies, Inc.:
In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the results of operations and cash flows of General Nutrition Companies, Inc., and its subsidiaries (the “Company”) for the period from January 1, 2003 through December 4, 2003, and for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Item 21(b), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
March 1, 2004

Report of Independent Registered Public Accounting Firm
To the Stockholder and Board of Directors of
General Nutrition Centers, Inc.:
In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of General Nutrition Centers, Inc. and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period from December 5, 2003 though December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Item 21(b), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
March 29, 2005

GENERAL NUTRITION CENTERS, INC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share data)

	December 31,	December 31,
	2003	2004

Current assets:
Cash and cash equivalents	$33,176	$85,161
Receivables, net (Note 3)	87,984	70,013
Inventories, net (Note 4)	256,000	272,254
Deferred tax assets, net (Note 5)	15,946	14,133
Other current assets (Note 6)	27,480	35,775

Total current assets	420,586	477,336
Long-term assets:
Goodwill (Note 7)	83,089	78,585
Brands (Note 7)	212,000	212,000
Other intangible assets, net (Note 7)	32,667	28,652
Property, plant and equipment, net (Note 8)	201,280	195,409
Deferred financing fees, net	19,796	18,130
Deferred tax assets, net (Note 5)	15,289	1,093
Other long-term assets (Note 9)	34,160	21,393

Total long-term assets	598,281	555,262

Total assets	$1,018,867	$1,032,598

Current liabilities:
Accounts payable (Note 10)	$102,926	$106,557
Accrued payroll and related liabilities (Note 11)	33,277	20,353
Accrued income taxes (Note 5)	438	—
Accrued interest (Note 13)	1,799	1,863
Current portion, long-term debt (Note 13)	3,830	3,901
Other current liabilities (Note 12)	78,271	61,162

Total current liabilities	220,541	193,836
Long-term liabilities:
Long-term debt (Note 13)	510,374	506,474
Other long-term liabilities	9,796	9,866

Total long-term liabilities	520,170	516,340
Total liabilities	740,711	710,176

Stockholder’s equity (Note 17):
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	—	—
Paid-in-capital	277,500	278,258
Retained earnings	354	43,001
Accumulated other comprehensive income (Note 20)	302	1,163

Total stockholder’s equity	278,156	322,422
Total liabilities and stockholder’s equity	$1,018,867	$1,032,598

The accompanying notes are an integral part of the consolidated financial statements.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
(In thousands)

	Predecessor		Successor

	Twelve Months			Twelve Months
	Ended	Period Ended	27 Days Ended	Ended
	December 31,	December 4,	December 31,	December 31,

	2002	2003	2003	2004

Revenue	$1,424,976	$1,340,209	$89,288	$1,344,742
Cost of sales, including costs of warehousing, distribution and occupancy	969,908	934,860	63,580	895,235

Gross profit	455,068	405,349	25,708	449,507
Compensation and related benefits	245,165	234,990	16,719	229,957
Advertising and promotion	52,026	38,413	514	43,955
Other selling, general and administrative	86,048	70,938	5,098	73,728
Income from legal settlements	(214,409)	(7,190)	—	—
Foreign currency loss/(gain)	3,168	(2,895)	22	(290)
Impairment of goodwill and intangible assets (Note 7)	222,000	709,367	—	—

Operating income (loss)	61,070	(638,274)	3,355	102,157
Interest expense, net (Note 9)	136,353	121,125	2,773	34,432
Gain on sale of marketable securities	(5,043)	—	—	—

(Loss) income before income taxes	(70,240)	(759,399)	582	67,725
Income tax expense (benefit) (Note 5)	996	(174,478)	228	25,078

Net (loss) income before cumulative effect of accounting change	(71,236)	(584,921)	354	42,647
Loss from cumulative effect of accounting change, net of tax (Note 7)	(889,621)	—	—	—

Net (loss) income	(960,857)	(584,921)	354	42,647
Other comprehensive (loss) income (Note 20)	(1,853)	1,603	302	861

Comprehensive (loss) income	$(962,710)	$(583,318)	$656	$43,508

The accompanying notes are an integral part of the consolidated financial statements.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholder’s (Deficit) Equity
(in thousands, except share data)

	Common Stock				Other	Total
			Additional	Retained	Comprehensive	Stockholder’s
	Shares	Dollars	Paid-in-Capital	Earnings	(Loss)/Income	(Deficit) Equity

Predecessor
Balance at December 31, 2002	100	$—	$690,955	$(1,183,231)	$(1,476)	$(493,752)
Net loss	—	—	—	(584,921)	—	(584,921)
Foreign currency translation adjustments	—	—	—	—	1,603	1,603

Balance at December 4, 2003	100	$—	$690,955	$(1,768,152)	$127	$(1,077,070)

Successor
GNC Corporation investment in General Nutrition Centers, Inc.	100	$—	$277,500	$—	$—	$277,500
Net income	—	—	—	354	—	354
Foreign currency translation adjustments	—	—	—	—	302	302

Balance at December 31, 2003	100	$—	$277,500	$354	$302	$278,156

GNC Corporation investment in General Nutrition Centers, Inc.	—	$—	$758	$—	$—	$758
Net income	—	—	—	42,647	—	42,647
Foreign currency translation adjustments	—	—	—	—	861	861

Balance at December 31, 2004	100	$—	$278,258	$43,001	$1,163	$322,422

The accompanying notes are an integral part of the consolidated financial statements.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	Predecessor		Successor

	Twelve Months			Twelve Months
	Ended	Period Ended	27 Days Ended	Ended
	December 31,	December 4,	December 31,	December 31,

	2002	2003	2003	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	$(960,857)	$(584,921)	$354	$42,647
Depreciation expense	46,461	50,880	1,950	34,778
Loss from cumulative effect of accounting change, net of tax	889,621	—	—	—
Impairment of goodwill and intangible assets	222,000	709,367	—	—
Amortization of intangible assets	11,536	8,171	303	4,015
Amortization of deferred financing fees	—	—	224	2,772
Increase in provision for inventory losses	33,911	27,701	2,237	9,588
Changes in stock-based compensation	(2,030)	—	—	—
Stock appreciation rights compensation	—	4,347	—	—
Provision for losses on accounts receivable	5,285	1,953	767	1,828
Gain on sale of marketable securities	(5,043)	—	—	—
(Increase) decrease in net deferred taxes	(44,908)	(197,629)	(210)	24,154
Changes in assets and liabilities:
(Increase) decrease in receivables	(132,581)	57,933	2,119	1,590
(Increase) decrease in inventory, net	(11,695)	1,258	1,581	(24,658)
Decrease in franchise note receivables, net	8,069	1,546	1,326	11,572
Decrease (increase) in other assets	9,125	(5,597)	(4,950)	(5,740)
Increase (decrease) in accounts payable	18,800	(3,245)	(5,342)	3,855
Increase (decrease) in accrued taxes	25,541	5,638	438	(438)
Increase in interest payable	—	—	1,799	64
(Decrease) increase in accrued liabilities	(2,200)	15,466	2,092	(22,559)

Net cash provided by operating activities	111,035	92,868	4,688	83,468

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(51,899)	(31,020)	(1,827)	(28,329)
Franchise store conversions	4,254	2,760	24	169
Store acquisition costs	(4,055)	(3,193)	(81)	(979)
Investments, loans and advances to investees	(200)	—	—	—
Acquisition of General Nutrition Companies, Inc.	—	—	(738,117)	2,102
Proceeds from sale of marketable securities	7,443	—	—	—

Net cash used in investing activities	(44,457)	(31,453)	(740,001)	(27,037)

CASH FLOWS FROM FINANCING ACTIVITIES:
GNC Corporation investment in General Nutrition Centers, Inc	—	—	277,500	758
(Decrease) increase in cash overdrafts	(1,112)	1,915	1,735	(347)
Payments on short-term debt — related party	(42,341)	—	—	—
Payments on long-term debt — related party	—	(91,794)	—	—
Payments on long-term debt — third parties	(847)	(887)	—	(3,828)
Borrowings from senior credit facility	—	—	285,000	—
Proceeds from senior subordinated notes	—	—	215,000	—
Deferred financing fees	—	—	(20,020)	(1,106)

Net cash (used in)/provided by financing activities	(44,300)	(90,766)	759,215	(4,523)

Effect of exchange rate on cash	175	12	(152)	77

Net increase (decrease) in cash	22,453	(29,339)	23,750	51,985
Beginning balance, cash	16,312	38,765	9,426	33,176

Ending balance, cash	$38,765	$9,426	$33,176	$85,161

The accompanying notes are an integral part of the consolidated financial statements.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Nature of Business
      General Nature of Business. General Nutrition Centers Inc. (“GNC” or the “Company”), (f/k/a General Nutrition Centers Holding Company), a Delaware corporation, is a leading specialty retailer of vitamin, mineral and herbal supplements, diet and sports nutrition products and specialty supplements. The Company is also a provider of personal care and other health related products. The Company’s organizational structure is vertically integrated as the operations consist of purchasing raw materials, formulating and manufacturing products, and selling the finished products through its retail, franchising and manufacturing/wholesale segments. The Company operates primarily in three business segments: Retail, Franchising and Manufacturing/Wholesale. Corporate retail store operations are located in North America and Puerto Rico. Franchise stores are located in the United States and Canada and 37 international markets. The Company operates its primary manufacturing facilities in South Carolina and distribution centers in Arizona, Pennsylvania and South Carolina. The Company also operates a smaller manufacturing facility in Australia. The Company manufactures the majority of its branded products, but also merchandises various third-party products. Additionally, the Company licenses the use of its trademarks and trade names. The processing, formulation, packaging, labeling and advertising of the Company’s products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (“FDA”), Federal Trade Commission (“FTC”), Consumer Product Safety Commission, United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various agencies of the states and localities in which the Company’s products are sold.
      Acquisition of the Company. In August 1999, General Nutrition Companies, Inc. (“GNCI”) was acquired by Numico Investment Corp. (“NIC”), which subsequent to the Acquisition, was merged into GNCI. NIC was a wholly owned subsidiary of Numico U.S. L.P., which was merged into Nutricia USA, Inc. (“Nutricia”) in 2000. Nutricia (now known as Numico USA, Inc.) is a wholly owned subsidiary of Koninklijke (Royal) Numico N.V. (“Numico”), a Dutch public company headquartered in Zoetermeer, Netherlands. The results of GNCI were reported as part of the consolidated Numico financial statements from August 1999 to December 4, 2003.
      On October 16, 2003, the Company entered into a purchase agreement (the “Purchase Agreement”) with Numico and Numico USA, Inc. to acquire 100% of the outstanding equity interest of GNCI from Numico USA, Inc. on December 5, 2003, (the “Acquisition”). The purchase equity contribution was made by GNC Investors, LLC (“GNC LLC”), an affiliate of Apollo Management LP (“Apollo”), together with additional institutional investors and certain management of the Company. The equity contribution from GNC LLC was recorded by our parent GNC Corporation (f/k/a General Nutrition Centers Holding Company), (our “Parent”). Our Parent utilized this equity contribution to purchase the investment in the Company. The Company is a wholly owned subsidiary of our Parent. The transaction closed on December 5, 2003 and was accounted for under the purchase method of accounting. The net purchase price was $733.2 million, which was paid from total proceeds via a combination of cash, and the proceeds from the issuance of our 8 1/2% Senior Subordinated Notes due 2010, (the “Senior Subordinated Notes”) and borrowings under a senior credit facility, and is summarized herein. Apollo and certain institutional investors, through GNC LLC and our Parent, contributed a cash equity investment of $277.5 million to the Company. In connection with the Acquisition, on December 5, 2003, the Company also issued $215.0 million aggregate principal amount of its Senior Subordinated Notes, resulting in net proceeds of $207.1 million. In addition, the Company obtained a new secured senior credit facility consisting of a $285.0 million term loan facility due in 2009 and a $75.0 million revolving credit facility due in 2008. The Company borrowed the entire $285.0 million under the term loan facility to fund a portion of the Acquisition price, which netted proceeds of $275.8 million. These total proceeds were reduced by certain debt issuance and other transaction costs. Subject to certain

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
limitations in accordance with the Purchase Agreement, Numico and Numico USA, Inc. agreed to indemnify the Company on losses arising from, among other items, breaches of representations, warranties, covenants and other certain liabilities relating to the business of GNCI, arising prior to December 5, 2003 as well as any losses payable on connection with certain litigation including ephedra related claims. The Company utilized these proceeds to purchase GNCI, with the remainder of $19.8 million used to fund operating capital. At December 31, 2003, the Company had recorded $15.7 million receivable from Numico related to a working capital contingent purchase price adjustment and an estimated $3.0 million payable to Numico related to a tax purchase price adjustment. Subsequent to the Acquisition, in 2004, the Company received a cash payment of $15.7 million from Numico related to a working capital contingent purchase price adjustment and the Company remitted a payment to Numico of $5.9 million related to a tax purchase price adjustment.
      In conjunction with the Acquisition, fair value adjustments were made to the Company’s financial statements as of December 5, 2003. As a result of the Acquisition, fair values were assigned and the accompanying financial statements as of December 31, 2003 reflect adjustments made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Management considered among other analysis the results from an independent appraisal firm. The following table summarizes the fair values assigned at December 5, 2003 to the Company’s assets and liabilities in connection with the Acquisition.
      Fair value Opening Balance Sheet at December 5, 2003:

	Original	Adjusted
	December 5, 2003	December 5, 2003

	(in thousands)
Assets:
Current assets	$438,933	$449,376
Goodwill	83,089	78,582
Other intangible assets	244,970	244,970
Property, plant and equipment	201,287	201,287
Other assets	54,426	48,649

Total assets	1,022,705	1,022,864

Liabilities:
Current liabilities	217,033	217,192
Long-term debt	513,217	513,217
Other liabilities	14,955	14,955

Total liabilities	745,205	745,364

GNC Corporation investment in General Nutrition Centers, Inc.	$277,500	$277,500

Note 2.	Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
      The accompanying consolidated financial statements and footnotes have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America and with the instructions to Form 10-K and Regulation S-X.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The accompanying financial statements for the periods prior to the Acquisition are labeled as “Predecessor” and the periods subsequent to the Acquisition are labeled as “Successor”.

Successor
      The accompanying financial statements for the period from December 5, 2003 to December 31, 2003 and calendar year end December 31, 2004 include the accounts of the Company and its wholly owned subsidiaries. Included in this period are fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment. Also included is the corresponding effect these adjustments had to cost of sales, depreciation and amortization expenses.

Predecessor
      For the period from January 1, 2002 to December 4, 2003 the consolidated financial statements of GNCI were prepared on a carve-out basis and reflect the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America. The financial statements for this period reflected amounts that were pushed down from Nutricia and Numico in order to depict the financial position, results of operations and cash flows of GNCI based on these carve-out principles. In conjunction with the sale of GNCI to the Company, all related party term debt was settled in full. As a result of recording these amounts, the financial statements of GNCI may not be indicative of the results that would be presented if GNCI had operated as an independent, stand-alone entity. Refer to the following footnotes for further discussion of GNCI’s related party transactions with Nutricia, Numico and other related entities.
      The Company’s normal reporting period is based on a 52-week calendar year. Therefore, the Predecessor results of operations presented in the accompanying audited financial statements for the period from January 1, 2003 to December 4, 2003 are not necessarily indicative of the results that would be expected for the full reporting year.
      Certain reclassifications have been made to the financial statements to ensure consistency in reporting and conformity between prior year and current year amounts.
Summary of Significant Accounting Policies
      Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The equity method of accounting is used for investment ownership ranging from 20 to 50 percent. Investment ownership of less than 20 percent is accounted for on the cost method. All intercompany transactions have been eliminated in consolidation.
      Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Accordingly, these estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Some of the most significant estimates pertaining to the Company include the valuation of inventories, the allowance for doubtful accounts, income tax valuation allowances and the recoverability of long-lived assets. On a continual basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenue Recognition. The Company operates predominately as a retailer, through Company-owned and franchised stores, and to a lesser extent through wholesale operations. For all years and period presented herein, the Company has complied with and adopted Securities and Exchange Commission (“the SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”.
      The Retail segment recognizes revenue at the moment a sale to a customer is recorded. These revenues are recorded via the Company’s point of sale system. Gross revenues are netted (decreased) by actual customer returns and an allowance for expected customer returns. The Company records a reserve for expected customer returns based on management’s estimate, which is derived from historical return data. Revenue is deferred on sales of the Company’s Gold Cards and subsequently amortized over 12 months. The length of the amortization period is determined based on matching the discounts associated with the Gold Card program to the revenue deferral during the twelve month membership period. For an annual fee, the card provides customers with a 20% discount on all products purchased, both on the date the card is purchased and certain specified days of every month. The Company also defers revenue for sales of gift cards until such time the gift cards are redeemed for products.
      The Company’s Franchise segment generates revenues through franchise product sales to franchisees, royalties, and interest income on the financing of the franchise locations. See the following footnote, “Franchise Revenue”. The franchisees purchase a majority of the products they sell from the Company at wholesale prices. Revenue on product sales to franchisees is recognized when risk of loss, title and insurable risks have transferred to the franchisee. Franchise fees are recognized by the Company at the time of a franchise store opening. Interest on the financing of franchisee notes receivable is recorded as it becomes due and payable. In accordance with the American Institute of Certified Public Accountants Statement of Position No. 01-6, “Accounting by Certain Entities That Lend to or Finance the Activities of Others”, the franchisee financing activity is further discussed in the following footnote, “Other Long-Term Assets.” Gains from the sale of company-owned stores to franchisees are recognized in accordance with SFAS No. 66, “Accounting for Sales of Real Estate”. This standard requires gains on sales of corporate stores to franchisees to be deferred until certain criteria are satisfied regarding the collectibility of the related receivable and the seller’s remaining obligations. Remaining sources of franchise income, including royalties, are recognized as earned.
      The Manufacturing/ Wholesale segment sells product primarily to the other Company segments, third-party customers and historically to certain related parties. Revenue is recognized when risk of loss, title and insurable risks have transferred to the customer. All intercompany transactions have been eliminated in the enclosed consolidated financial statements.
      The Company also has a consignment arrangement with certain customers and revenue is recognized when products are sold to the ultimate customer.
      Vendor Allowances. The Company receives allowances from various vendors based on either sales or purchase volumes. In accordance with Emerging Issues Task Force (“EITF”) No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor”, the Company has properly included this consideration received from vendors in cost of sales.
      Distribution and Shipping Costs. The Company charges franchisees and third-party customers shipping and transportation costs and reflects these charges in revenue. The unreimbursed costs that are associated with these charges are included in cost of sales.
      Research and Development. Research and development costs arising from internally generated projects are expensed by the Company as incurred. The Company recorded $1.7 and $0.1 million in research and development costs for the twelve months ended December 31, 2004 and the 27 days ended December 31, 2003, respectively. GNCI recorded research and development amounts charged by Numico directly to expense

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
during the Predecessor period. Research and development costs, recorded by GNCI, for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002 were $5.2 million and $6.0 million, respectively. These costs are included in Other selling, general and administrative costs in the accompanying financial statements. See the following footnote, “Related Party Transactions.”
      Cash and Cash Equivalents. The Company considers cash and cash equivalents to include all cash and liquid deposits and investments with a maturity of three months or less. Cash requirements are met utilizing funds provided by the Company’s operations. Overnight investments in certain sweep accounts generate interest income earned from cash.
      Investment Securities. The Company’s investments consisted of equity securities that were classified as available-for-sale. In accordance with SFAS No. 115, “Accounting for Certain Investments for Debt and Equity Securities”, these securities were stated at fair value based on quoted market prices. Unrealized gains and losses were recorded, net of applicable taxes, as a separate component of stockholder’s equity (deficit) in other comprehensive income. The investment represented stock purchased, in July 1999, in connection with a business cooperation agreement with a leading on-line drugstore entity. In accordance with an agreement entered into at the time of the investment, the shares were subject to a mandatory holding period that prohibited the immediate sale of the stock. For the year ended December 31, 2002, a pre-tax gain of $5.0 million was recognized upon the sale of all of the investment securities.
      Inventories. Cost is determined using a standard costing system which approximates actual costs. Inventories are stated at the lower of cost or market on a first in/first out (“FIFO”) basis. Inventory components consist of raw materials, finished product and packaging supplies. The Company reviews its inventory levels in order to identify slow moving and short dated products, expected length of time for product sell through and future expiring product. Upon analysis, the Company has established certain valuation allowances to reserve for such inventory. When allowances are considered necessary, after such reviews, the inventory balances are adjusted and reflected net in the accompanying financial statements.
      Accounts Receivable and Allowance for Doubtful Accounts. The Company sells product to its franchisees and, to a lesser extent, various third parties. See the following footnote, “Receivables”, for the components of accounts receivable. To determine the allowance for doubtful accounts, factors that affect collectibility from the Company’s franchisees or customers include their financial strength, payment history, reported sales and the overall retail economy. The Company establishes an allowance for doubtful accounts for franchisees based on an assessment of the franchisees’ operations which includes analysis of their current year to date operating cash flows, retail sales levels, and status of amounts due to the Company, such as rent, interest and advertising. An allowance for international franchisees is calculated based on unpaid, unsecured amounts associated with their receivable balance. An allowance for receivable balances due from third parties is recorded, if considered necessary, based on facts and circumstances. These allowances are deducted from the related receivables and reflected net in the accompanying financial statements.
      Notes Receivable. The Company offers financing to qualified franchisees in connection with the initial purchase of a franchise store. The notes offered by the Company to its franchisees are demand notes, payable monthly over a period ranging from five to seven years. Interest accrues principally at an annual rate that ranges from 11.25% to 13.75%, based on the amount of initial deposit, and is payable monthly. Allowances for these receivables are recorded in accordance with the Company’s policy described in the Accounts Receivable and Allowance for Doubtful Accounts policy.
      Property, Plant and Equipment. Property, plant and equipment expenditures are recorded at cost. Depreciation and amortization are recorded using the straight-line method over the estimated useful life of the property. Fixtures are depreciated over three to eight years, and equipment is generally depreciated over ten years. Computer equipment and software costs are generally depreciated over three years. Amortization of

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
improvements to retail leased premises is recorded using the straight-line method over the estimated useful life of the improvements, or over the life of the related leases including renewals that are reasonably assured, whichever period is shorter. Buildings are depreciated over 40 years and building improvements are depreciated over the remaining useful life of the building. The Company records tax depreciation in conformity with the provisions of applicable tax law.
      Expenditures that materially increase the value or clearly extend the useful life of property, plant and equipment are capitalized in accordance with the policies outlined above. Repair and maintenance costs incurred in the normal operations of business are expensed as incurred. Gains from the sale of property, plant and equipment are recorded in current operations.
      The Company recorded depreciation expense of property, plant and equipment of $34.5 and $2.0 million for the twelve months ended December 31, 2004 and the 27 days ended December 31, 2003, respectively. GNCI recorded $50.9 and $46.5 million for the period ended December 4, 2003 and the twelve months ended December 31, 2002, respectively.
      Goodwill and Intangible Assets. Goodwill represents the excess of purchase price over the fair value of identifiable net assets of acquired entities. In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations after June 30, 2001 and provides guidance on the initial recognition and measurement of goodwill and intangible assets resulting from business combinations. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company adopted SFAS No. 142 as of January 1, 2002. Prior to 2002, goodwill and other intangible assets were amortized over periods not exceeding 40 years. Other intangible assets with finite lives are amortized over periods not exceeding 20 years. The Company records goodwill upon the acquisition of franchisee stores when the acquisition price exceeds the fair value of the identifiable assets acquired and liabilities assumed of the store. This goodwill is accounted for in accordance with the above policy. See the following footnote, “Goodwill and Intangible Assets”.
      Impairment of Long-lived Assets. In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets”. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of”, and the provisions required by Accounting Principles Board Opinion (“APB”) No. 30, “Reporting Results of Operations and Discontinued Events and Extraordinary Items”. SFAS No. 144 is based on the framework established by SFAS No. 121, but also includes provisions requiring that assets held for sale, be presented separately in the consolidated balance sheet and broadens the reporting of discontinued operations. SFAS No. 144 was effective for the year beginning January 1, 2002. This standard requires that certain assets be reviewed for impairment and if impaired, be re-measured at fair value whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
      Advertising Expenditures. The Company recognizes advertising, promotion and marketing program expenses as they are incurred. Television production costs are recognized during the period the commercial initially airs. The Company administers national advertising funds on behalf of its franchisees. In accordance with the franchisee contracts, the Company collects advertising funds from the franchisees and utilizes the proceeds to coordinate various advertising and marketing campaigns. The Company recorded $44.0 and $0.5 million in advertising expense for the twelve months ended December 31, 2004 and the 27 days ended December 31, 2003. GNCI recorded advertising expense of $38.4 million and $52.0 million for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has a balance of unused advertising barter credits on accounts with a third-party advertising agency. The Company generated these barter credits by exchanging inventory with a third-party barter vendor. In exchange, the barter vendor supplied the Company with advertising credits. The Company did not record a sale on the transaction as the inventory sold was for expiring products which were previously fully reserved for on the Company’s balance sheet. In accordance with APB 29, a sale is recorded based on either the value given up or the value received, whichever is more easily determinable. The value of the inventory was determined to be zero as the inventory was fully reserved. Therefore, these credits were not recognized on the balance sheet and are only realized when the Company advertises through the bartering company. The credits can be used to offset the cost of cable advertising. As of December 31, 2004, 2003, and 2002, the available credit balance was $11.3 million, $16.6 million and $18.8 million, respectively. Any barter credits not earmarked for future advertising commitments, will expire on April 1, 2006.
      Leases. The Company has various operating leases for company-owned and franchised store locations and equipment. Store leases generally include amounts relating to base rental, percent rent and other charges such as common area maintenance fees and real estate taxes. Periodically, the Company receives varying amounts of reimbursements from landlords to compensate the Company for costs incurred in the construction of stores. These reimbursements are amortized by the Company as an offset to rent expense over the life of the related lease. The Company leases its warehouse facilities in Pennsylvania and Arizona. The Company also has operating leases for their fleet of distribution tractors and trailers and fleet of field management vehicles. The expense associated with leases that have escalating payment terms is recognized on a straight-line basis over the life of the lease. We also lease a 630,000 square foot complex located in Anderson, South Carolina, for packaging, materials receipt, lab testing, warehousing, and distribution. Both the Greenville and Anderson facilities are leased on a long-term basis pursuant to “fee-in-lieu-of-taxes” arrangements with the counties in which the facilities are located, but the Company retains the right to purchase each of the facilities at any time during the lease for $1.00, subject to a loss of tax benefits. As part of a tax incentive arrangement, the Company assigned the facilities to the counties and leases them back under operating leases. The Company leases the facilities from the counties where located, in lieu of paying local property taxes. Upon exercising its right to purchase the facilities back from the counties, the Company will be subject to the applicable taxes levied by the counties. In accordance with SFAS No. 98, “Accounting for Leases”, the purchase option in the lease agreements prevent sale-leaseback accounting treatment. As a result, the original cost basis of the facilities remain on the balance sheet and continue to be depreciated. We also lease a 210,000 square foot distribution center in Leetsdale, Pennsylvania and an 112,000 square foot distribution center in Phoenix, Arizona. We conduct additional manufacturing that we perform for wholesalers or retailers of third-party products, as well as certain additional warehousing at a leased facility located in New South Wales, Australia. In addition, we also have a minimal amount of leased office space in California, Florida, Delaware and Illinois. See the following note, “Long-Term Lease Obligations.”
      Lease Accounting Correction. Like other companies in the retail industry, we recently reviewed our accounting practices and policies with respect to leasing transactions. Following this review, we have corrected an error in our prior lease accounting practices to conform the period used to determine straight-line rent expense for leases with option periods with the term used to amortize improvements. The Company has recored a one-time non-cash rent charge of $0.9 million pre-tax, ($0.6 million after tax) in the fourth quarter of 2004. The charge was cumulative and primarily related to prior periods. As the correction relates solely to accounting treatment, it does not affect historical or future cash flows or the timing of payments under the related leases. The effect on our current or prior results of operations, cash flows and financial position is immaterial.
      Pre-Opening Expenditures. The Company recognizes the cost associated with the opening of new stores as incurred. These costs are charged to expense and are not material for the periods presented. Franchise store pre-opening costs are incurred by the franchisees.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deferred Financing Fees. Costs related to the financing of the senior credit facility and the Senior Subordinated Notes were capitalized and are being amortized over the term of the respective debt utilizing the interest and straight line method. Accumulated amortization for the year ended December 31, 2004 and 2003 is $3.0 million and $0.2 million.
      Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. As prescribed by SFAS No. 109, the Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. See the following note, “Income Taxes.”
      For the year ended December 31, 2004 the Company will file a consolidated federal income tax return. For state income tax purposes, the Company will file on both a consolidated and separate return basis in the states in which it conducts business. The Company filed in a consistent manner for the 27 days ended December 31, 2003.
      For the period January 1, 2003 to December 4, 2003 and the year ended December 31, 2002, GNCI was a member of a consolidated filing group for federal income tax purposes. The filing group included GNCI, Nutricia and two other U.S. based affiliates, Rexall Sundown, Inc. (“Rexall”) and Unicity Network, Inc. (“Unicity”), both also wholly owned by Numico. An informal tax sharing agreement existed among the members of the consolidated filing group that provided for each entity to be responsible for a portion of the consolidated tax liability equal to the amount that would have been determined on a separate return basis. The agreement also provided for each company to be paid for any decreases in the consolidated federal income tax liability resulting from the utilization of deductions, losses and credits from current or prior years that were attributable to each entity. The current and deferred tax expense for the period ended December 4, 2003 and the year ended December 31, 2002 are presented in the accompanying consolidated financial statements and was determined as if GNCI were a separate taxpayer. For state income tax purposes, the Company files on both a consolidated and separate return basis in the states in which they conduct business. Amounts due to Numico for taxes were settled in conjunction with the Acquisition. According to the Purchase Agreement, Numico has agreed to indemnify the Company for any subsequent tax liabilities arising from periods prior to the Acquisition.
      Self-Insurance. Prior to the Acquisition, GNCI was included as an insured under several of Numico’s global insurance policies. Subsequent to the Acquisition, the Company has procured insurance independently for such areas as general liability, product liability, directors and officers liability, property insurance, and ocean marine insurance. The Company is self-insured with respect to its medical benefits. As part of this coverage, the Company contracts with national service providers to provide benefits to its employees for all medical, dental, vision and prescription drug services. The Company then reimburses these service providers as claims are processed from Company employees. The Company maintains a specific stop loss provision of $200,000 per incident with a maximum limit up to $2.0 million per participant, per benefit year, respectively. We have no additional liability once a participant exceeds the $2.0 million ceiling. The Company’s liability for medical claims is included as a component of accrued payroll and related liabilities and was $2.6 million and $3.0 million as of December 31, 2004 and December 31, 2003, respectively. The Company carries general product liability insurance with a deductible of $1.0 million per claim with an aggregate cap on retained losses of $10.0 million. The Company is self-insured for its worker’s compensation coverage in the State of New York with a stop loss of $250,000. The Company’s liability for worker’s compensation in New York was not significant as of December 31, 2004 and December 31, 2003. The Company is self-insured for physical damage to the Company’s tractors, trailers and fleet vehicles for field personnel use. The Company is self-insured for any physical damages that may occur at the corporate store locations. The Company’s

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
associated liability for this self-insurance was not significant as of December 31, 2004 and December 31, 2003.
      Stock Compensation. In accordance with APB No. 25, “Accounting for Stock issued to Employees”, the Company accounts for stock-based employee compensation using the intrinsic value method of accounting. For the twelve months ended December 31, 2004 and the 27 days ended December 31, 2003, stock compensation represents shares of our Parent’s stock issued pursuant to the new GNC Corporation (f/k/a General Nutrition Centers Holding Company) 2003 Omnibus Stock Incentive Plan (See the following note, “Stock-Based Compensation Plans.”) The Common Stock associated with this plan is not traded on any exchange. Stock compensation for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002 represents shares of Numico stock under the Numico 1999 Share Option Plan. SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-based Compensation”, prescribes that companies utilize the fair value method of valuing stock based compensation and recognize compensation expense accordingly. It does not require, however, that the fair value method be adopted and reflected in the financial statements. The Company has adopted the disclosure requirements of SFAS No. 148 “Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123” by illustrating compensation costs in the following table.
      Had compensation costs for stock options been determined using the fair market value method of SFAS No. 123, the effect on net (loss) income for each of the periods presented would have been as follows:

	Predecessor		Successor

	Twelve Months		27 Days	Twelve Months
	Ended	Period Ended	Ended	Ended
	December 31,	December 4,	December 31,	December 31,
	2002	2003	2003	2004

	(in thousands)
Net (loss) income as reported	$(960,857)	$(584,921)	$354	$42,647
Less: total stock based employee compensation costs determined using fair value method, net of related tax effects	(657)	(215)	(560)	(873)

Adjusted net (loss) income	$(961,514)	$(585,136)	$(206)	$41,774

      Foreign Currency. For all foreign operations, the functional currency is the local currency. In accordance with SFAS No. 52, “Foreign Currency Translation”, assets and liabilities of those operations, denominated in foreign currencies, are translated into U.S. dollars using period-end exchange rates, and income and expenses are translated using the average exchange rates for the reporting period. In accordance with SFAS No. 130, “Reporting Comprehensive Income”, translation adjustments are recorded as a separate component of stockholders’ equity (deficit) in other comprehensive income. At December 31, 2004 and December 31, 2003, the accumulated foreign currency gain amount was $1.2 million and $0.3 million, respectively. Gains or losses resulting from foreign currency transactions are included in results of operations.
      Investment in Equity Investees. During 2000, GNCI made an investment of $1.0 million in a vitamin company. GNCI made additional advances of $8.0 million to this company during 2000 and 2001. These advances were comprised of $5.5 million in investments (see the following note, “Other Long-Term Assets”) and $3.5 million in accounts receivable. Due to subsequent changes in facts and circumstances, the Company assessed the realizability of this investment and established a reserve for the entire amount of the investment and advances in 2002. As of the Acquisition on December 5, 2003, no value was attributed to this investment.
      New Accounting Pronouncements. In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” an amendment of Accounting Research Bulletin (“ARB”) No. 43, to clarify the accounting for

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Companies are required to adopt the provisions of this Statement for fiscal years beginning after June 15, 2005. The Company will adopt this standard beginning the first quarter of fiscal year 2006 and currently is evaluating the effects of this statement on its consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this Statement shall be applied prospectively. The Company does not anticipate that the adoption of SFAS No. 153 will have a significant impact on the Company’s consolidated financial statements or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment: an Amendment of FASB Statements No. 123 and 95”. SFAS No. 123(R) sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. SFAS No. 123(R) is applicable for all interim and fiscal periods beginning after June 15, 2005. As we are not a public entity as defined by SFAS No. 123(R), this statement is not effective for the Company until the beginning of our third quarter of fiscal year 2005. The adoption of this statement is not expected to have a significant impact on our consolidated financial statements or results of operations.
      In October 2004, the American Jobs Creation Act of 2004 (“AJC”) became effective in the U.S. Two provisions of the AJC may impact the Company’s provision for income taxes in future periods, namely those related to the Qualified Production Activities Deduction (“QPA”) and Foreign Earnings Repatriation (“FER”).
      The QPA will be effective for the Company’s U.S. federal tax return year beginning after December 31, 2004. In summary, the AJC provides for a percentage deduction of earnings from qualified production activities, as defined, commencing with an initial deduction of 3 percent for tax years beginning in 2005 and increasing to 9 percent for tax years beginning after 2009. However, the AJC also provides for the phased elimination of the Extraterritorial Income Exclusion provisions of the Internal Revenue Code, which have previously resulted in tax benefits to the Company. Due to the interaction of the provisions noted above as well as the particulars of the Company’s tax position, the ultimate effect of the QPA on the Company’s future provision for income taxes has not been determined at this time. The FASB issued FASB Staff Position (“FSP”) No. 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the AJC of 2004, in December 2004. FSP No. 109-1 requires that tax benefits resulting from the QPA should be recognized no earlier than the year in which they are reported in the entity’s tax return, and that there is to be no revaluation of recorded deferred tax assets and liabilities as would be the case had there been a change in an applicable statutory rate.
      The FER provision of the AJC provides generally for a one-time 85 percent dividends received deduction for qualifying repatriations of foreign earnings to the U.S. Qualified repatriated funds must be reinvested in

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the U.S. in certain qualifying activities and expenditures, as defined by the AJC. In December 2004, the FASB issued FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the AJC of 2004. FSP No. 109-2 allows additional time for entities potentially impacted by the FER provision to determine whether any foreign earnings will be repatriated under said provisions. At this time, the Company has not undertaken an evaluation of the application of the FER provision and any potential benefits of effecting repatriations under said provision. Numerous factors, including previous actual and deemed repatriations under federal tax law provisions, are factors impacting the availability of the FER provision to the Company and its potential benefit to the Company, if any. The Company intends to examine the issue and will provide updates in subsequent periods, as appropriate.
      In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement clarifies and defines how certain financial instruments that have both the characteristics of liabilities and equity be accounted for. Many of these instruments that were previously classified as equity will now be recorded as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and must be adopted for financial statements issued after June 15, 2003. As of December 31, 2003, the Company has not identified any financial instruments that fall within the scope of SFAS No. 150, thus the adoption of SFAS No. 150 did not have a material impact on the accompanying consolidated financial statements or results of operations.
      In March, 2004, the EITF issued EITF No. 03-6, “Participating Securities and the Two-Class Method under SFAS No. 128”. This statement provides additional guidance on the calculation and disclosure requirements for earnings per share. The FASB concluded in EITF 03-6 that companies with multiple classes of common stock or participating securities, as defined by SFAS No. 128, calculate and disclose earnings per share based on the two-class method. This statement is effective for reporting periods beginning after March 31, 2004. The adoption of this statement is not expected to have an impact on our financial statement presentation.
Note 3.     Receivables
      Receivables at each respective period consisted of the following:

	December 31,	December 31,
	2003	2004

	(in thousands)
Trade receivables	$76,270	$69,884
Related party receivables	—	1,866
Contingent purchase price receivable	12,711	—
Other	6,747	5,477
Allowance for doubtful accounts	(7,744)	(7,214)

	$87,984	$70,013

      The Contingent purchase price receivable is per the Acquisition Purchase Agreement and was settled in 2004. See the following note, “Related Party Transactions.”

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Inventories
      Inventories at each respective period consisted of the following:

	December 31, 2003

			Net Carrying
	Gross Cost	Reserves	Value

	(in thousands)
Finished product ready for sale	$235,984	$(15,319)	$220,665
Unpackaged bulk product and raw materials	35,615	(3,932)	31,683
Packaging supplies	3,652	—	3,652

	$275,251	$(19,251)	$256,000

	December 31, 2004

			Net Carrying
	Gross Cost	Reserves	Value

	(in thousands)
Finished product ready for sale	$242,578	$(11,542)	$231,036
Unpackaged bulk product and raw materials	41,607	(3,019)	38,588
Packaging supplies	2,630	—	2,630

	$286,815	$(14,561)	$272,254

Note 5.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Significant components of the Company’s deferred tax assets and liabilities at each respective period consisted of the following:

	December 31, 2003			December 31, 2004

	Assets	Liabilities	Net	Assets	Liabilities	Net

	(in thousands)
Deferred tax:
Current assets (liabilities):
Operating reserves	$—	$—	$—	$2,958	$—	$2,958
Inventory capitalization	5,267	(664)	4,603	1,237	—	1,237
Deferred revenue	11,343	—	11,343	11,001	—	11,001
Prepaid expenses	—	—	—	—	(7,390)	(7,390)
Accrued worker compensation	—	—	—	2,906	—	2,906
Other	—	—	—	3,781	(360)	3,421

Total current	$16,610	$(664)	$15,946	$21,883	$(7,750)	$14,133

Non-current assets (liabilities):
Intangibles	$—	$(475)	$(475)	$—	$(4,080)	$(4,080)
Fixed assets	14,233	(2,604)	11,629	8,411	(2,465)	5,946
Other	4,280	(145)	4,135	2,753	(3,526)	(773)

Total non-current	$18,513	$(3,224)	$15,289	$11,164	$(10,071)	$1,093

Total net deferred taxes	$35,123	$(3,888)	$31,235	$33,047	$(17,821)	$15,226

      As of December 31, 2004 the Company believes, based on current available evidence, that future income will be sufficient to utilize the entire net deferred tax assets.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income tax expense/(benefit) for all periods consisted of the following components:

	Predecessor		Successor

	Twelve Months	Period	27 Days	Twelve Months
	Ended	Ended	Ended	Ended
	December 31,	December 4,	December 31,	December 31,
	2002	2003	2003	2004

	(in thousands)
Current:
Federal	$43,637	$22,145	$420	$558
State	2,267	1,006	18	258
Foreign	—	—	—	108

	45,904	23,151	438	924
Deferred:
Federal	(40,856)	(218,770)	(202)	22,365
State	(4,052)	(12,904)	(8)	1,852
Foreign	—	—	—	(63)

	(44,908)	(231,674)	(210)	24,154
Valuation allowance	—	34,045	—	—

Income tax expense (benefit)	$996	$(174,478)	$228	$25,078

      The following table summarizes the differences between the Company’s effective tax rate for financial reporting purposes and the federal statutory tax rate.

	Predecessor		Successor

	Twelve Months	Period	27 Days	Twelve Months
	Ended	Ended	Ended	Ended
	December 31,	December 4,	December 31,	December 31,
	2002	2003	2003	2004

Percent of pretax earnings:
Statutory federal tax rate	35.0%	35.0%	35.0%	35.0%
Increase/(decrease):
Goodwill amortization, impairment	(37.6)%	(9.6)%	—	—
State income tax, net of federal tax benefit	0.8%	0.5%	0.6%	2.4%
Other	0.4%	1.6%	3.6%	(0.4%)
Valuation allowance	—	(4.5)%	—	—

Effective income tax rate	(1.4)%	23.0%	39.2%	37.0%

      The effective tax rate as of December 4, 2003 primarily resulted from a valuation allowance on deferred tax assets associated with interest expense on the related party pushdown debt from Numico. The Company believed that it was unlikely that future taxable income will be sufficient to realize the tax assets associated with the interest expense on the related party pushdown debt from Numico. Thus, a valuation allowance was recorded.
      According to the Purchase Agreement, Numico has agreed to indemnify the Company for any subsequent tax liabilities arising from periods prior to the Acquisition.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Other Current Assets
      Other current assets at each respective period consisted of the following:

	December 31,	December 31,
	2003	2004

	(in thousands)
Current portion of franchise note receivables	$7,635	$5,087
Less: allowance for doubtful accounts	(971)	(634)
Prepaid rent	11,525	11,316
Prepaid insurance	2,003	6,404
Other current assets	7,288	13,602

	$27,480	$35,775

Note 7.	Goodwill, Brands, and Other Intangible Assets
      As described in the “Basis of Presentation and Summary of Significant Accounting Policies”, Goodwill and Intangible Assets, GNCI adopted SFAS No. 142 on January 1, 2002. As a result, for subsequent periods including the Successor period, the Company no longer amortizes goodwill and brands. SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. To accomplish this, GNCI identified its reporting units and their respective carrying values based on the carrying value of the assets and liabilities underlying each. The Company initiated an evaluation of the carrying value if its goodwill and indefinite-lived intangible assets and also consulted with an independent appraisal firm to determine the fair value of each reporting unit and compare these values to the carrying value. The fair value of each reporting unit was estimated by discounting its projected future cash flows at an appropriately determined discount rate for GNCI. The carrying amount of each reporting unit exceeded its fair value upon adoption of the new standard, thus indicating a transitional impairment charge was necessary. The transitional impairment resulted from several factors including the declining performance of GNCI and the overall industry, increased competition and diminished contract manufacturing growth. Therefore, upon adoption of SFAS No. 142, GNCI recorded a one-time, non-cash charge of $1.06 billion (pre-tax) to reduce the carrying amount of goodwill and other intangibles to their implied fair value. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying financial statements.
      During 2002, deterioration in market conditions and financial results caused further decrease in expectations regarding growth and profitability. As of December 31, 2002, GNCI recorded an additional impairment charge of $222.0 million (pre-tax) for goodwill and other intangibles in accordance with SFAS No. 142.
      During 2003, increased competition from the mass market, negative publicity by the media on certain supplements, and increasing pressure from the Federal Trade Commission on the industry as a whole caused a further decrease in expectations regarding growth and profitability. Accordingly, management initiated an evaluation of the carrying value of its long-lived intangible assets. Management considered among other analysis the results from an independent appraisal firm as of September 30, 2003, and as a result, GNCI recorded an additional impairment charge of $709.4 million (pre-tax) for goodwill and other intangibles in accordance with SFAS No. 142.
      For the year ended December 31, 2004, the Company initiated its annual evaluation of the carrying value of its long-lived intangible assets. As a result of valuations performed, as of October 1, 2004, the Company

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
did not have an impairment charge for goodwill and other intangibles in accordance with SFAS No. 142 for the year ended December 31, 2004. Management considered among other analysis the results from an independent appraisal firm.
      As stated in the “Basis of Presentation and Summary of Significant Accounting Policies”, Acquisition of the Company section, fair value adjustments were made to the Company’s Successor financial statements as of December 5, 2003. The following table summarizes the Company’s goodwill activity, including the changes in the net book value of Goodwill arising from the acquisition.

			Manufacturing/
	Retail	Franchising	Wholesale	Total

	(in thousands)
Predecessor
Balance at December 31, 2002	$34,312	$210,906	$3,620	$248,838
Impairment	(34,312)	(199,435)	(3,620)	(237,367)

Goodwill recorded related to franchisee store purchases	914	—	—	914

Balance at December 4, 2003	$914	$11,471	$—	$12,385

Successor
Balance at December 5, 2003	$19,086	$63,563	$440	$83,089

Balance at December 31, 2003	$19,086	$63,563	$440	$83,089
Adjustments from contingent consideration	2,087	812	—	2,899
Purchase accounting adjustments	(3,547)	(3,855)	(1)	(7,403)

Goodwill balance at December 31, 2004	$17,626	$60,520	$439	$78,585

      Brand intangibles were previously amortized over 40 years. Upon the adoption of SFAS No. 142 on January 1, 2002, brands were assigned an indefinite life and are no longer subject to amortization.
      Intangible assets other than goodwill consisted of the following at each respective period. Differences in the cost basis of the intangibles between periods were primarily a result of impairment charges as previously discussed.
      At December 31, 2003, the Company had recorded $15.7 million receivable from Numico related to a working capital contingent purchase price adjustment and an estimated $3.0 million payable to Numico related to a tax purchase price adjustment.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Retail	Franchise	Operating
	Gold Card	Brand	Brand	Agreements	Other	Total

	(In thousands)
Predecessor
Balance at December 31, 2002	$—	$360,000	$306,000	$68,221	$2,248	$736,469

Amortization expense	—	—	—	(6,873)	(1,298)	(8,171)
Impairment	—	(323,000)	(149,000)	—	—	(472,000)

Balance at December 4, 2003	$—	$37,000	$157,000	$61,348	$950	$256,298

Successor
Balance at December 5, 2003	$2,570	$49,000	$163,000	$30,400	$—	$244,970
Amortization expense	(85)	—	—	(218)	—	(303)

Balance at December 31, 2003	$2,485	$49,000	$163,000	$30,182	$—	$244,667

Amortization expense	(1,072)	—	—	(2,943)	—	(4,015)

Balance at December 31, 2004	$1,413	$49,000	$163,000	$27,239	$—	$240,652

      As stated in the “Nature of Business” note, “Acquisition of the Company” section, among other analysis the Company utilizing an independent appraisal firm, fair value adjustments were made to the Company’s financial statements as of December 5, 2003. In connection with the Acquisition, fair values were assigned to various other intangible assets. The Company’s brands were assigned a fair value representing the longevity of the Company name and general recognition of the product lines. The Gold Card program was assigned a fair value representing the underlying customer listing, for both the Retail and Franchise segments. The retail agreements were assigned a fair value reflecting the opportunity to expand the Company stores within a major drug store chain and on military facilities. A fair value was assigned to the operating agreements with the Company’s franchisees, both domestic and international, to operate stores for a contractual period. Fair values were assigned to the Company’s manufacturing and wholesale segments for production and continued sales to certain customers.
      The following table represents the gross carrying amount and accumulated amortization for each major intangible asset:

	December 31, 2003			December 31, 2004

		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Amount	Cost	Amortization	Amount

	(in thousands)
Brands — retail	$49,000	$—	$49,000	$49,000	$—	$49,000
Brands — franchise	163,000	—	163,000	163,000	—	163,000
Gold card — retail	2,230	(61)	2,169	2,230	(1,004)	1,226
Gold card — franchise	340	(24)	316	340	(153)	187
Retail agreements	8,500	(88)	8,412	8,500	(1,267)	7,233
Franchise agreements	21,900	(130)	21,770	21,900	(1,894)	20,006

	$244,970	$(303)	$244,667	$244,970	$(4,318)	$240,652

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table represents future estimated amortization expense of intangible assets with definite lives:

Estimated
Amortization
Years Ending December 31,	Expense

(in thousands)
2005	$3,843
2006	3,457
2007	2,943
2008	2,894
2009	2,283
Thereafter	13,232

Total	$28,652

Note 8.	Property, Plant and Equipment
      Property, plant and equipment at each respective period consisted of the following:

	December 31,	December 31,
	2003	2004

	(in thousands)
Land, buildings and improvements	$59,445	$60,057
Machinery and equipment	56,673	66,162
Leasehold improvements	35,560	42,263
Furniture and fixtures	42,077	50,643
Software	8,964	10,970
Construction in progress	511	6

Total property, plant and equipment	$203,230	$230,101
Less: accumulated depreciation	(1,950)	(34,692)

Net property, plant and equipment	$201,280	$195,409

      General Nutrition, Incorporated, a subsidiary of the Company, is a 50% limited partner in a partnership that owns and manages the building that houses the Company’s corporate headquarters. The Company occupies the majority of the available lease space of the building. The general partner is responsible for the operation and management of the property and reports the results of the partnership to the Company. The Company has consolidated the limited partnership, net of elimination adjustments, in the accompanying financial statements. No minority interest has been reflected in the accompanying financial statements as the partnership has sustained cumulative net losses from inception through December 31, 2004.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Other Long-Term Assets
      Other assets at each respective period consisted of the following:

	December 31,	December 31,
	2003	2004

	(in thousands)
Long-term franchise notes receivables	$30,078	$20,726
Long-term deposit	9,070	5,077
Other	1,287	—
Allowance for doubtful accounts	(6,275)	(4,410)

	$34,160	$21,393

      Included in long term deposits at December 31, 2003 are $4.4 million in cash collateralized letters of credit deposits, $4.0 million in cash collateral insurance deposits, and $0.6 million in other deposits.
      Annual maturities of the Company’s franchise receivables at December 31, 2004 are as follows:

Years Ending December 31,	Receivables

(in thousands)
2005	$5,087
2006	5,275
2007	5,064
2008	3,481
2009	726
Thereafter	6,180

Total	$25,813

Note 10.	Accounts Payable
      Accounts payable at each respective period consisted of the following:

	December 31,	December 31,
	2003	2004

	(in thousands)
Trade payables	$98,435	$102,413
Cash overdrafts	4,491	4,144

Total	$102,926	$106,557

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Accrued Payroll and Related Liabilities
      Accrued payroll and related liabilities at each respective period consisted of the following:

	December 31,	December 31,
	2003	2004

	(in thousands)
Accrued payroll	$27,688	$15,201
Accrued taxes & benefits	5,589	5,152

Total	$33,277	$20,353

      During the year ended December 31, 2002, GNCI incurred a general reduction in force, primarily at the corporate headquarters. Severance costs associated with this reduction were $4.3 million and are reflected in compensation and related benefits in the accompanying financial statements. For the period January 1, 2003 to December 4, 2003, GNCI incurred $10.4 million in retention and severance costs primarily related to employees at the corporate headquarters. At December 4, 2003, the Company recorded an accrual of $8.7 million of retention payments for maintaining key management personnel related to the Acquisition. The remaining $2.0 million and $1.7 million resulted from corporate employees terminated in 2004 and 2003, respectively. Of this amount, $1.7 million was remaining as a liability as of December 31, 2004. These costs are reflected in compensation and related benefits in the accompanying financial statements.
      In conjunction with the Acquisition, certain senior executive officers and other non-senior executive employees of the Company were granted change in control and retention payments. As of December 31, 2003, $9.2 million was accrued by the Company in connection with such change in control and retention expense, of which $8.5 million was paid in January 2004. The remainder of these payments accrued ratably over six months beginning December 5, 2003 and were paid in June 2004. For the twelve months ended December 31, 2004, the Company paid $12.1 million in change in control and retention costs, which included the associated Company portion of FICA expense of $0.2 million. The Company was reimbursed for these payments by Numico, in accordance with the terms of the Purchase Agreement and, accordingly, these

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amounts were included in Accounts Receivable at December 31, 2003. These net costs are reflected in compensation and related benefits in the accompanying financial statements.

	Change in Control/
	Retention	Severance	Total

	(in thousands)
Predecessor
Balance at December 31, 2002	$—	$2,418	$2,418
Severance accruals	—	1,713	1,713
Severance payments	—	(3,207)	(3,207)
Change in control/retention accrual	8,673	—	8,673

Balance at December 4, 2003	$8,673	$924	$9,597

Successor
Severance accruals	$—	$1,400	$1,400
Change in control accrual	563	—	563
Severance payments	—	(126)	(126)

Balance at December 31, 2003	$9,236	$2,198	$11,434

Severance accruals	$—	$2,049	$2,049
Change in control accrual	2,911	—	2,911
Change in control/retention payments	(12,147)	—	(12,147)
Severance payments	—	(2,516)	(2,516)

Balance at December 31, 2004	$—	$1,731	$1,731

Note 12.	Other Current Liabilities
      Other current liabilities at each respective period consisted of the following:

	December 31,	December 31,
	2003	2004

	(in thousands)
Deferred revenue	$31,077	$29,298
Accrued occupancy	4,735	4,443
Accrued acquisition costs	7,750	—
Accrued store closing costs	7,600	—
Accrued worker compensation	5,083	7,854
Accrued taxes	6,018	6,977
Other current liabilities	16,008	12,590

Total	$78,271	$61,162

      Deferred revenue consists primarily of Gold Card and gift card deferrals. As of the date of the Acquisition, the Company had identified 117 underperforming stores that were scheduled to be closed and had established a store restructuring reserve for these stores. This reserve included costs associated with

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
terminating leases for stores identified with this program. As of December 31, 2003 the balance of $7.6 million represented 117 stores scheduled to be closed in 2004. At December 31, 2004, only 98 of those stores were closed and the remaining reserve balance of $3.3 million was reversed against goodwill due to the remaining stores being removed from the store closure program.

Note 13.	Long-Term Debt
      In connection with the Acquisition, the Company entered into a new senior credit facility with a syndicate of lenders. Our Parent has guaranteed our obligations under the senior credit facility. The senior credit facility consists of a $285.0 million term loan facility and a $75.0 million revolving credit facility. To fund part of the Acquisition, the Company borrowed the entire $285.0 million under the term loan facility. This indebtedness has been guaranteed by our Parent, and its domestic subsidiaries. In addition, the senior credit facility is secured by first priority perfected security interests in primarily all of the Company’s assets and also the assets of the subsidiary guarantors, except that the capital stock of the first-tier foreign subsidiaries is secured only up to 65%. None of the $75.0 million revolving credit facility was utilized in the Acquisition. All borrowings under the senior credit facility bear interest at a rate per annum equal to either (a) the greater of the prime rate as quoted on the British Banking Association Telerate, and the federal funds effective rate plus one half percent per annum, plus in each case, additional margins of 2.0% per annum for both the term loan facility and the revolving credit facility, or (b) the Eurodollar rate plus additional margins of 3.0% per annum for both the term loan facility and the revolving credit facility. In addition to paying the above stated interest rates, the Company is also required to pay a commitment fee relating to the unused portion of the revolving credit facility at a rate of 0.5% per annum. The senior credit facility matures on December 5, 2009 and permits the Company to prepay a portion or all of the outstanding balance without incurring penalties. The revolving credit facility matures on December 5, 2008. The revolving credit facility allows for $50.0 million to be used as collateral for outstanding letters of credit, of which $8.0 million and $1.0 million was used at December 31, 2004 and December 31, 2003, respectively, leaving $67.0 million and $74.0 million, respectively, of this facility available for borrowing on such dates. Interest on the term loan facility is payable quarterly in arrears and at December 31, 2004 and 2003, carried an average interest rate of 5.4% and 4.2%, respectively. The senior credit facility contains customary covenants including financial tests, (including maximum total leverage, minimum fixed charge coverage ratio and maximum capital expenditures) and certain other limitations such as the Company’s and its subsidiaries ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make optional payments or modifications of other debt instruments, and pay dividends or other payments on capital stock. The senior credit facility also contains covenants requiring the Company to submit to each agent and lender certain audited financial reports within 90 days of each fiscal year end and certain unaudited statements within 45 days after the end of each quarter. The Company is also required to submit to the Administrative Agent monthly management sales and revenue reports. The Company believes that for the quarter ended December 31, 2004, it has complied with its covenant reporting and compliance requirements in all material respects.
      In conjunction with the Acquisition, the Company also issued $215.0 million of its Senior Subordinated Notes. The Senior Subordinated Notes mature on December 1, 2010, and bear interest at the rate of 8 1/2% per annum, which is payable semi-annually in arrears on June 1 and December 1 of each year, beginning with the first payment due on June 1, 2004. Prior to December 1, 2006 the Company may redeem up to 35% of the aggregate principal amount at a redemption price of 108.50% of the principal amount, plus any accrued and unpaid interest. The Company may also redeem all or part of the Senior Subordinated Notes on or after

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 1, 2007 according to the following redemption table, which includes the principal amount plus accrued and unpaid interest:

Redemption
Period	Price

2007	104.250%
2008	102.125%
2009 and after	100.000%
      The Senior Subordinated Notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company’s domestic subsidiaries and rank secondary to the Company’s senior credit facility. The Senior Subordinated Notes contain customary covenants including certain limitations and restrictions on the Company’s ability to incur additional indebtedness beyond certain levels, dispose of assets, grant liens on assets, make investments, acquisitions or mergers, and declare or pay dividends. The Senior Subordinated Notes also contain covenants requiring the Company to submit to the Trustee or holders of the notes certain financial reports that would be required to be filed with the SEC. Also, the Company is required to submit to the Trustee certain Compliance Certificates within 120 days of the fiscal year end.
      In accordance with the terms of the Senior Subordinated Notes agreement and the offering memorandum, these notes were required to be exchanged for publicly registered exchange notes within 250 days after the sale of these notes. As required, these notes were registered and the exchange offer was completed on September 16, 2004.
      Long-term debt at each respective period consisted of the following:

	December 31,	December 31,
	2003	2004

	(in thousands)
Mortgage	$14,160	$13,190
Capital leases	44	35
Senior credit facility	285,000	282,150
Senior subordinated notes	215,000	215,000
Less: current maturities	(3,830)	(3,901)

Total	$510,374	$506,474

      At December 31, 2004, the Company’s total debt principal maturities are as follows:

	Mortgage		Senior
	Loan/Capital	Senior	Subordinated
	Leases	Credit Facility	Notes	Total

	(in thousands)
2005	$1,051	$2,850	$—	$3,901
2006	1,141	2,850	—	3,991
2007	1,195	2,850	—	4,045
2008	1,281	2,850	—	4,131
2009	1,373	270,750	—	272,123
Thereafter	7,184	—	215,000	222,184

	$13,225	$282,150	$215,000	$510,375

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Prior to 1999, GNCI moved its corporate offices into a new building and financed the move with its internal cash and a credit facility. Subsequent to the move, in May of 1999, GNCI secured a mortgage through the 50% owned partnership that owns and manages the building. The original principal amount was $17.9 million, which carries a fixed annual interest rate of 6.95%, with principal and interest payable monthly over a period of 15 years. In conjunction with the Acquisition, the Company assumed the outstanding balance of this mortgage as part of the purchase price. The outstanding balance as of December 31, 2004 was $13.2 million.
      The Company’s net interest expense for each respective period is as follows:

	Predecessor		Successor

	Twelve		27 Days	Twelve
	Months Ended	Period Ended	Ended	Months Ended
	December 31,	December 4,	December 31,	December 31,
	2002	2003	2003	2004

	(in thousands)
Composition of interest expense:
Interest on mortgage	$1,078	$972	$72	$1,115
Interest on senior credit facility	—	—	1,111	13,485
Interest on senior subordinated notes	—	—	1,371	18,224
Interest on related party term loan	136,875	121,542	—	—
Deferred financing fees	—	—	224	2,772
Interest income — — other	(1,600)	(1,389)	(5)	(1,164)

Interest expense, net	$136,353	$121,125	$2,773	$34,432

      Accrued interest at each respective period consisted of the following:

	December 31,	December 31,
	2003	2004

	(in thousands)
Accrued senior credit facility interest	$429	$340
Accrued subordinated notes interest	1,370	1,523

Total	$1,799	$1,863

Predecessor Debt:
      In connection with GNCI’s acquisition by Numico in August 1999, GNCI’s immediate parent, Nutricia, formerly Numico U.S. L.P., (“the borrower”) entered into a Loan Agreement with an affiliated financing company of Numico, Nutricia International B.V. (“the lender”). The loan agreement provided that the lender make available to the borrower a term loan in a principal amount totaling $1.9 billion. The loan term was 10 years and was scheduled to mature on August 10, 2009. Interest accrued at a rate of 7.5% per annum, with interest payable semi-annually and principal payable annually in arrears. This loan was settled in full upon the Acquisition.
      GNCI was not a party to the Loan Agreement and had no assets collateralized by the agreement. GNCI was, however, a guarantor of the loan between Nutricia and the lender. GNCI had historically made both principal and interest payments indirectly to Numico through payments to Nutricia. Nutricia is a holding company with no operational sources of cash. Accordingly, the debt was pushed down to GNCI and was reflected as if GNCI had directly entered into the external loan agreement since inception.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Loan Agreement contained both affirmative and negative covenants related to Nutricia as the borrower requiring, among other items, minimum net worth and maximum leverage ratio. Nutricia had not been in compliance with these covenants. Additionally, Nutricia had failed to make a portion of the principal payments as scheduled, thus creating an event of default under the terms of the agreement. The lender had provided waivers for all events of default, had not required any acceleration of payment obligations and had waived all covenant requirements for the remaining term of the loan agreement. Additionally, GNCI’s ultimate parent, Numico, had provided a letter of support indicating its intention to fund GNCI’s operating cash flow needs, if required. In January 2003, GNCI remitted the $75.0 million principal payment that was due December 31, 2002 on behalf of Nutricia. Pursuant to the terms of the Purchase Agreement, GNCI’s guarantee of the loan between Nutricia and the lender was terminated upon consummation of the Acquisition. Accordingly, this debt was not assumed by us as part of the Acquisition.
Letters of Credit
      The Company issues letters of credit as a guarantee of payment to third-party vendors in accordance with specified terms and conditions. It also issues letters of credit for various insurance contracts. From June 2001 to June 2003, GNCI funded these letters of credit through a $15.0 million facility with a local lender. Beginning in June, 2003, all letters of credit facilities were collateralized via a long term cash deposit account in GNCI’s name with the same local lender referred to above. At December 31, 2003, the outstanding balance under the letter of credit facility was $4.4 million. In the first quarter of 2004, the Company’s new revolving credit facility replaced the old letters of credit facilities and the $4.4 million deposit was returned to the Company. As of December 31, 2004 the Company may utilize up to $50.0 million of the $75.0 million revolving credit facility to secure letters of credit. The Company pays interest based on the aggregate available amount of the credit facility at a per annum rate equal to the applicable margin in effect with respect to the Eurodollar loan rate. As of December 31, 2004, this rate was 0.5%. The Company also pays an additional interest rate of 1/4 of 1% per annum on all outstanding letters of credit issued. As of December 31, 2004 and 2003, $8.0 million and $1.0 million, respectively, of the revolving credit facility was utilized to secure letters of credit.

Note 14.	Financial Instruments
      At December 31, 2004 and 2003, the Company’s financial instruments consisted of cash and cash equivalents, receivables, franchise notes receivable, accounts payable, certain accrued liabilities and long-term debt. The carrying amount of cash and cash equivalents, receivables, accounts payable and the accrued liabilities approximates their fair value because of the short maturity of these instruments. Based on the interest rates currently available and their underlying risk, the carrying value of the franchise notes receivable approximates their fair value. These fair values are reflected net of reserves, which are recorded according to Company policy. The carrying amount of the senior credit facility, Senior Subordinated Notes, and mortgage is considered to approximate fair value since it carries an interest rate that is currently available to the Company for issuance of debt with similar terms and remaining maturities. The Company determined the estimated fair values by using currently available market information and estimates and assumptions where appropriate. Accordingly, as considerable judgment is required to determine these estimates, changes in the

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
assumptions or methodologies may have an effect on these estimates. The actual and estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2003		December 31, 2004

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

	(in thousands)
Cash and cash equivalents	$33,176	$33,176	$85,161	$85,161
Receivables	87,984	87,984	70,013	70,013
Long term franchise notes receivable current portion	6,664	6,664	4,453	4,453
Long term franchise notes receivable	23,803	23,803	16,316	16,316
Accounts payable	102,926	102,926	106,557	106,557
Long term debt	514,204	514,204	510,375	497,475

Note 15.	Long-Term Lease Obligations
      The Company enters into operating leases covering its retail store locations. The Company is the primary lessor of the majority of all leased retail store locations and sublets the locations to individual franchisees. The leases generally provide for an initial term of between five and ten years, and may include renewal options for varying terms thereafter. The leases require minimum monthly rental payments and a pro rata share of landlord allocated common operating expenses. Most retail leases also require additional rentals based on a percentage of sales in excess of specified levels (“Percent Rent”). According to the individual lease specifications, real estate taxes, insurance and other related costs may be included in the rental payment or charged in addition to rent. Other lease expenses relate to and include transportation equipment, data processing equipment and distribution facilities.
      As the Company is the primary lessee for franchise store locations, it is ultimately liable for the lease payments to the landlord. The Company makes the payments to the landlord directly, and then bills the franchisee for reimbursement of this cost. If a franchisee defaults on its sub-lease and its sub-lease is terminated, the Company has in the past converted, and expects in the future to, convert any such franchise store into a corporate store and fulfill the remaining lease obligation.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The composition of the Company’s rental expense for all periods presented included the following components:

	Predecessor		Successor

	Twelve Months	Period Ended	27 Days Ended	Twelve Months
	Ended December 31,	December 4,	December 31,	Ended December 31,
	2002	2003	2003	2004

	(in thousands)
Retail stores:
Rent on long-term operating leases, net of sublease income	$101,261	$89,672	$7,104	$94,998
Landlord related taxes	14,311	13,927	1,065	12,951
Common operating expenses	27,626	27,443	1,920	27,097
Percent rent	8,696	7,751	507	8,943

	151,894	138,793	10,596	143,989
Truck fleet	5,475	5,451	366	4,943
Other	10,022	10,602	595	10,107

	$167,391	$154,846	$11,557	$159,039

      Minimum future obligations for non-cancelable operating leases with initial or remaining terms of at least one year in effect at December 31, 2004 are as follows:

	Company	Franchise
	Retail	Retail		Sublease
	Stores	Stores	Other	Income	Consolidated

	(in thousands)
2005	$98,642	$36,143	$6,594	$(36,143)	$105,236
2006	83,066	30,223	4,492	(30,223)	87,558
2007	64,864	22,374	3,379	(22,374)	68,243
2008	47,685	14,952	2,700	(14,952)	50,385
2009	31,308	6,348	1,400	(6,348)	32,708
Thereafter	52,119	4,371	4,777	(4,371)	56,896

	$377,684	$114,411	$23,342	$(114,411)	$401,026

Note 16.	Commitments and Contingencies
Litigation
      We are from time to time engaged in litigation. We regularly review all pending litigation matters in which we are involved and establish reserves deemed appropriate by management for these litigation matters. However, some of these matters are material and an adverse outcome in these matters could have a material impact on our financial condition and operating results.
      As a manufacturer and retailer of nutritional supplements and other consumer products that are ingested by consumers or applied to their bodies, we have been and are currently subjected to various product liability claims. Although the effects of these claims to date have not been material to us, it is possible that current

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and future product liability claims could have a material adverse impact on our financial condition and operating results. We currently maintain product liability insurance with a deductible/retention of $1.0 million per claim with an aggregate cap on retained loss of $10 million per claim. We typically seek and have obtained contractual indemnification from most parties that supply raw materials for our products or that manufacture or market products we sell. We also typically seek to be added, and have been added, as additional insured under most of such parties’ insurance policies. We are also entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra or Kava Kava sold prior to December 5, 2003. However, any such indemnification or insurance is limited by its terms and any such indemnification, as a practical matter, is limited to the creditworthiness of the indemnifying party and its insurer, and the absence of significant defenses by the insurers. We may incur material products liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.
      Ephedra (Ephedrine Alkaloids). As of December 31, 2004, we have been named as a defendant in 180 pending cases involving the sale of third-party products that contain ephedra. Of those cases, one involves a proprietary GNC product. Ephedra products have been the subject of adverse publicity and regulatory scrutiny in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. In early 2003, we instructed all of our locations to stop selling products containing ephedra that were manufactured by GNC or one of our affiliates. Subsequently, we instructed all of our locations to stop selling any products containing ephedra by June 30, 2003. In April 2004, the FDA banned the sale of products containing ephedra. All claims to date have been tendered to the third-party manufacturer or to our insurer and we have incurred no expense to date with respect to litigation involving ephedra products. Furthermore, we are entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra sold prior to December 5, 2003. All of the pending cases relate to products sold prior to such time and, accordingly, we are entitled to indemnification from Numico for all of the pending cases.
      Pro-Hormone/Androstenedione. On July 29, 2001, five substantially identical class action lawsuits were filed in the state courts of the States of Florida, New York, New Jersey, Pennsylvania and Illinois against us and various manufacturers of products containing pro-hormones, including androstenedione:

•	Brown v. General Nutrition Companies, Inc., Case No. 02-14221-AB, Florida Circuit Court for the 15th Judicial Circuit Court, Palm Beach County;

•	Rodriguez v. General Nutrition Companies, Inc., Index No. 02/126277, New York Supreme Court, County of New York, Commercial Division;

•	Abrams v. General Nutrition Companies, Inc., Docket No. L-3789-02, New Jersey Superior Court, Mercer County;

•	Toth v. Bodyonics, Ltd., Case No. 003886, Pennsylvania Court of Common Pleas, Philadelphia County; and

•	Pio v. General Nutrition Companies, Inc., Case No. 2-CH-14122, Illinois Circuit Court, Cook County.
      On March 20, 2004, a similar lawsuit was filed in California (Guzman v. General Nutrition Companies, Inc., Case No. 04-00283). Plaintiffs allege that we have distributed or published periodicals that contain advertisements claiming that the various pro-hormone products promote muscle growth. The complaints allege that we knew the advertisements and label claims promoting muscle growth were false, but nonetheless continued to sell the products to consumers. Plaintiffs seek injunctive relief, disgorgement of profits, attorney’s fees and the costs of suit. All of the products involved in the cases are third-party products. We have tendered these cases to the various manufacturers for defense and indemnification. Based upon the

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
information available to us at the present time, we believe that these matters will not have a material adverse effect upon our liquidity, financial condition or results of operations.
      California Wage Claim. On November 2, 2001, Matthew Capelouto, a former store manager in California, filed a putative class action lawsuit in the Superior Court of California, Orange County (Capelouto v. General Nutrition Corporation, Case No. 01-CC-00138). The lawsuit alleges that we misclassified store managers at our company-owned stores in California as exempt from overtime requirements and/or required them to work off the clock, and failed to pay them overtime, in violation of California’s wage and hour laws. On October 23, 2003, an amended complaint was filed, adding another named plaintiff, Lamar Wright, as well as claims for failure to provide required meal periods and rest periods for GNC managers at company-owned stores in California. On May 13, 2004, we entered into an agreement in principle to settle the claims of the putative class members, without admitting any liability, for a total payment of approximately $4.6 million, with the actual settlement of $4.2 million being paid in December 2004.
      Wage and Hour Claim. On or about May 10, 2004, seven former employees brought an action in the United States District Court for the Southern District of New York on behalf of themselves and a purported class of other similarly situated former employees employed by GNC within the last six years and who allegedly worked but were not paid overtime for hours worked in excess of 40 hours per week (Shockley v. General Nutrition Corporation, Case No. 04-CIV-2336). The complaint is brought under the federal Fair Labor Standards Act and New York State Labor Law. The plaintiffs seek actual damages, liquidated damages on claims asserted under the FLSA, an order enjoining GNC from engaging in the practices alleged in their complaint, and attorney’s fees and the costs of suit. On October 29, 2004, we entered into an agreement to settle the claims of the putative class members, without admitting any liability, for a total payment of $170,000, inclusive of class counsel’s attorneys’ fees and expenses. The settlement is subject to approval by the court and the plaintiffs’ class. Based on the information available to us at the present time, we believe that this matter will not have a material adverse effect upon our liquidity, financial condition or results of operations.
Commitments
      The Company maintains certain purchase commitments with various vendors to ensure its operational needs are fulfilled. Future commitments related to information technology equipment, services and maintenance agreements as of December 31, 2004 totaled $0.7 million and various purchase commitments with third-party vendors of $32.7 million. Other commitments related to the Company’s business operations cover varying periods of time and are not significant. All of these commitments are expected to be fulfilled with no adverse consequences to the Company’s operations or financial condition.
Contingencies
      Due to the nature of the Company’s business operations having a presence in multiple taxing jurisdictions, the Company periodically receives inquiries and/or audits from various state and local taxing authorities. Any probable and reasonably estimatable liabilities that may arise from these inquiries have been accrued and reflected in the accompanying financial statements. In conjunction with the Acquisition by Apollo, certain other contingencies will be indemnified by Numico. These indemnifications include certain legal costs associated with certain identified cases as well as any tax costs, including audit settlements, that would be for liabilities incurred prior to December 5, 2003.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 17.     Stockholder’s Equity
      At December 31, 2004 the Company had 100 shares issued and outstanding, which were all held by our parent. In connection with the Acquisition by Apollo, on December 5, 2003, our Parent issued 29,566,666 shares of $.01 par value Common Stock. GNC Investors, LLC is the Principal Stockholder of GNC Corporation, and beneficially owns 96.28% of all outstanding stock at December 31, 2004. Officers, directors and management of the Company own the remaining stock outstanding.
Note 18.     Stock-based Compensation Plans
Stock Options
      On December 5, 2003 the Board of Directors of the Company (the “Board”) approved and adopted the GNC Corporation (f/k/a General Nutrition Centers Holding Company) 2003 Omnibus Stock Incentive Plan (the “Plan”). The purpose of the Plan is to enable the Company to attract and retain highly qualified personnel who will contribute to the success of the Company. The Plan provides for the granting of stock options, stock appreciation rights, restricted stock, deferred stock and performance shares. The Plan is available to certain eligible employees as determined by the Board. The total number of shares of our Parent’s Common Stock reserved and available for the Plan is 4.0 million shares. The stock options generally vest over a four year vesting schedule and expire after seven years from date of grant. As of December 31, 2004 the number of stock options granted at fair value is 2.4 million. No stock appreciation rights, restricted stock, deferred stock or performance shares were granted under the Plan as of December 31, 2004.
      The following table outlines the total stock options granted, effective on December 31, 2004:

		Weighted Average	Weighted Average
	Total Options	Exercise Price	Fair Value

Granted effective December 5, 2003	2,604,974	$6.00	$2.40

Outstanding at December 31, 2003	2,604,974	6.00
Granted	362,020	6.00	1.23
Forfeited	(531,601)	6.00

Outstanding at December 31, 2004	2,435,393	6.00

      The Company has adopted the disclosure requirements of SFAS No. 123, but has elected to continue to measure compensation expense using the intrinsic value method for accounting for stock-based compensation as outlined by APB No. 25. In accordance with SFAS No. 123, pro forma information regarding net income is required to be disclosed as if the Company had accounted for its employee stock options using the fair value method of SFAS No. 123. Refer to the “Basis of Presentation and Summary of Significant Accounting Policies” for this disclosure. There were 914,298 options vested under the Plan at December 31, 2004.
      Fair value information for the Plan was estimated using the Black-Scholes option-pricing model based on the following assumptions for the options granted in 2004:

	2003	2004

Dividend yield	0.00%	0.00%
Expected option life	5 years	5 years
Volatility factor percentage of market price	40.00%	40.00%
Discount rate	3.27%	3.63%

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Because the Black-Scholes option valuation model utilizes certain estimates and assumptions, the existing models do not necessarily represent the definitive fair value of options for future periods.
Predecessor:
      During 1999 and 2000, the Executive Board of Numico, under approval of the Supervisory Board, had granted certain key employees of GNCI options to purchase depository receipts of Numico shares under the Numico Share Option Plan (“Numico Plan”). These options were granted with an exercise price determined by the Numico Executive Board. The difference between the exercise price of the option and the fair market value of Numico’s common shares on the date of the option grant was expensed ratably over the option vesting period. These amounts were not material for the years ended December 31, 2002 and 2001. The Numico Plan options expire five years after the date of grant and became vested and exercisable after three years from the date of grant. The Numico Plan options became fully vested in 2003, and remain a liability of Numico.
      Following is a table outlining the total number of shares that were granted under the Numico Plan:

		Weighted
		Average
	Total	Exercise
	Options	Price

Outstanding at December 31, 2001	634,000	$40.22
Forfeited	(99,000)	40.91

Outstanding at December 31, 2002	535,000	40.09

Outstanding at December 4, 2003	535,000	40.09

      The weighted average fair value of the Numico Plan options granted in 2000 was $15.25 per share. For the years ended December 31, 2002 and 2001, GNCI adopted the disclosure requirements of SFAS No. 123, but elected to continue to measure compensation expense using the intrinsic value method for accounting for stock-based compensation as outlined by APB No. 25. In accordance with SFAS No. 123, pro forma information regarding net income is required to be disclosed as if GNCI had accounted for its employee stock options using the fair value method of SFAS No. 123. See the “Basis of Presentation and Summary of Significant Accounting Policies” for this disclosure. The number of options exercisable under the Numico Plan at December 31, 2002 and December 4, 2003 was 240,000 and 535,000, respectively.
Numico Stock Appreciation Rights
      As was previously approved by the Executive Board of Numico, stock appreciation rights (“SARs”) were granted to certain employees of GNCI. The SARs provided for a payment in cash or stock equal to the excess of the fair market value of a common share, when the SAR was exercised, over the grant price. GNCI granted 262,500 and 306,000 SARs to key employees under the Stock Appreciation Rights Plan in 2001 and 2002, respectively. SARs expire no later than five years after the date of grant and became exercisable three years from the grant date. As the grant price of the SARs issued in 2001 and 2002 exceeded the fair value of Numico common stock since the date of grant, no compensation expense was recognized.
      In June 2003, GNCI granted an additional 321,000 SARs to key employees under the above plan. These SARs had a three year vesting life and become fully vested upon change in control of GNCI. Due to the Acquisition, GNCI recorded $3.8 million in compensation expense related to these SARs for the period ended

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 4, 2003 as the SAR’s became fully vested upon the change in control as a result of the Acquisition.

		Weighted
		Average
	Total	Exercise
	SARs	Price

Outstanding at December 31, 2001	262,500	$23.66
Granted	306,000	24.04
Forfeited	(60,500)

Outstanding at December 31, 2002	508,000	23.89
Granted	321,000	11.83

Outstanding at December 4, 2003	829,000

Numico Management Stock Purchase Plan
      In accordance with the Numico Management Stock Purchase Plan (“MSPP”) and to encourage key employees of GNCI to own shares of Numico common stock, options to purchase shares of Numico common stock in an amount up to 200% of the participant’s base salary were granted on January 21, 2000. The MSPP was subsequently amended in 2001 and 2002. As a result of the amendments, for the year ended December 31, 2002, a recovery of loan forgiveness of $2.0 million was recognized as a result of participants terminating from GNCI.
      In June 2003 Numico granted certain participants the right to a cash bonus in an amount adequate to reimburse them for 50% of their initial cash investment and to cover their tax liability related to this reimbursement and the loan forgiveness. This bonus was payable on January 5, 2005, regardless of whether the participant remains employed by GNCI. The accrued liability was adjusted each period, based on the best available information, to the amount expected to be paid. This adjustment in the calculation of the amount payable cannot result in an amount exceeding a “break even point”; therefore, participants will only be made whole in their investment and will not receive compensation in excess of their original invested amount and associated tax liability. Based upon the Numico stock price at December 4, 2003, GNCI recorded no compensation expense for the period ended December 4, 2003. In conjunction with the Acquisition, the plan was assumed by Numico.
Note 19.     Segments
      The following operating segments represent identifiable components of the Company for which separate financial information is available. This information is utilized by management to assess performance and allocate assets accordingly. The Company’s management evaluates segment operating results based on several indicators. The primary key performance indicators are sales and operating income or loss for each segment. Operating income or loss, as evaluated by management, excludes certain items that are managed at the consolidated level, such as distribution and warehousing, impairments and other corporate costs. The following table represents key financial information for each of the Company’s business segments, identifiable by the distinct operations and management of each: Retail, Franchising, and Manufacturing/ Wholesale. The Retail segment includes the Company’s corporate store operations in the United States and Canada. The Franchise segment represents the Company’s franchise operations, both domestically and internationally. The Manufacturing/ Wholesale segment represents the Company’s manufacturing operations in South Carolina and Australia and the Wholesale sales business. This segment supplies the Retail and Franchise segments, along

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
with various third parties, with finished products for sale. The Warehousing and Distribution, Corporate Costs, and Other Unallocated Costs represent the Company’s administrative expenses. The accounting policies of the segments are the same as those described in the “Basis of Presentation and Summary of Significant Accounting Policies”.
      The following table represents key financial information of the Company’s business segments:

	Predecessor		Successor

	Twelve		27 Days	Twelve
	Months Ended	Period Ended	Ended	Months Ended
	December 31,	December 4,	December 31,	December 31,
	2002	2003	2003	2004

	(in thousands)
Revenues:
Retail	$1,068,637	$993,283	$66,177	$1,001,836
Franchise	256,076	241,301	14,186	226,506
Manufacturing/Wholesale:
Intersegment(1)	149,439	151,137	9,907	181,528
Third Party	100,263	105,625	8,925	116,400

Sub total Manufacturing/Wholesale	249,702	256,762	18,832	297,928
Sub total segment revenues	1,574,415	1,491,346	99,195	1,526,270
Intersegment elimination(1)	(149,439)	(151,137)	(9,907)	(181,528)

Total revenues	1,424,976	1,340,209	89,288	1,344,742
Operating income:
Retail	86,770	79,105	6,546	107,696
Franchise	65,372	63,660	2,427	62,432
Manufacturing/Wholesale	25,786	24,270	1,426	38,640
Unallocated corporate and other costs:
Warehousing & distribution costs	(40,337)	(40,654)	(3,393)	(49,322)
Corporate costs	(68,930)	(62,478)	(3,651)	(57,289)
Impairment of goodwill and intangible assets	(222,000)	(709,367)	—	—
Legal settlement income	214,409	7,190	—	—

Sub total unallocated corporate and other costs	(116,858)	(805,309)	(7,044)	(106,611)

Total operating income (loss)	61,070	(638,274)	3,355	102,157
Interest expense, net	136,353	121,125	2,773	34,432
Gain on sale of marketable securities	(5,043)	—	—	—

(Loss) income before income taxes	(70,240)	(759,399)	582	67,725
Income tax expense (benefit)	996	(174,478)	228	25,078

Net (loss) income before cumulative effect of accounting change	$(71,236)	$(584,921)	$354	$42,647

(1)	Intersegment revenues are eliminated from consolidated revenue.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor		Successor

	Twelve	Period	27 Days	Twelve
	Months Ended	Ended	Ended	Months Ended
	December 31,	December 4,	December 31,	December 31,
	2002	2003	2003	2004

	(in thousands)
Depreciation & amortization:
Retail	$38,699	$41,475	$1,444	$19,347
Franchise	4,668	3,199	163	1,922
Manufacturing/ Wholesale	13,330	12,718	469	8,877
Corporate/ Other	1,300	1,659	177	8,647

Total depreciation & amortization	$57,997	$59,051	$2,253	$38,793

Capital expenditures:
Retail	$35,177	$20,780	$455	$18,267
Franchise	16	—	—	—
Manufacturing/ Wholesale	9,033	4,746	1,075	6,939
Corporate/ Other	7,673	5,494	297	3,123

Total capital expenditures	$51,899	$31,020	$1,827	$28,329

Total assets:
Retail	$884,541	$400,594	$424,645	$418,136
Franchise	671,616	316,497	362,748	314,836
Manufacturing/ Wholesale	260,413	193,199	137,105	143,151
Corp/ Other	61,740	127,799	94,369	156,475

Total assets	$1,878,310	$1,038,089	$1,018,867	$1,032,598

Geographic areas
Total revenues:
United States	$1,379,176	$1,290,732	$84,605	$1,283,041
Foreign	45,800	49,477	4,683	61,701

Total revenues	$1,424,976	$1,340,209	$89,288	$1,344,742

Long-lived assets:
United States	$1,290,999	$498,862	$556,496	$529,756
Foreign	7,474	7,362	6,700	6,284

Total long-lived assets	$1,298,473	$506,224	$563,196	$536,040

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table represents sales by general product category:

	Predecessor		Successor

	Twelve		27 Days	Twelve
	Months Ended	Period Ended	Ended	Months Ended
	December 31,	December 4,	December 31,	December 31,
	2002	2003	2003	2004

	(in thousands)
U.S. Retail Product Categories:
Sports Nutrition Products	$288,600	$284,700	$15,500	$293,100
Diet and Weight Management Products	267,200	253,600	12,000	193,100
VMHS	252,800	221,700	16,200	242,900
Speciality Supplements	139,800	118,500	8,200	119,600
Other	77,337	72,200	7,660	98,735

Total U.S. Retail revenues	1,025,737	950,700	59,560	947,435
Canada retail revenues(1)	42,900	45,000	4,200	54,401

Total Retail revenue	$1,068,637	$995,700	$63,760	$1,001,836

(1)	Product sales for Canada are managed in local currency, therefore total results are reflected in this table.
     In addition to the Retail product discussed above, Franchise revenues are primarily generated from; (1) product sales to franchisees, (2) royalties from franchise retail sales and (3) franchise fees, and Manufacturing/ Wholesale sales are generated from sales of manufactured products to third parties, primarily in the VMHS product category.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 20.     Other Comprehensive Income
      The accumulated balances of other comprehensive income and their related tax effects included as part of the consolidated financial statements are as follows:

			Tax Benefit	Net Other Comprehensive
	Before Tax Amount		(Expense)	Income (Loss)

		Unrealized	Unrealized		Unrealized
	Foreign	Gain/(Loss)	Gain/(Loss)	Foreign	Gain/(Loss)
	Currency	On	On	Currency	On
	Translation	Securities	Securities	Translation	Securities	Total

	(in thousands)
Predecessor
Balance at January 1, 2002	$(1,768)	$3,300	$(1,155)	$(1,768)	$2,145	$377
Foreign currency translation adjustment	292	—	—	292	—	292
Unrealized appreciation (depreciation) in marketable equity securities, net of tax	—	(3,300)	1,155	—	(2,145)	(2,145)

Balance at December 31, 2002	$(1,476)	$—	$—	$(1,476)	$—	$(1,476)
Foreign currency translation adjustment	1,603	—	—	1,603	—	1,603

Balance at December 4, 2003	$127	$—	$—	$127	$—	$127

Successor
Foreign currency translation adjustment	302	—	—	302	—	302

Balance at December 31, 2003	$302	$—	$—	$302	$—	$302
Foreign currency translation adjustment	861	—	—	861	—	861

Balance at December 31, 2004	$1,163	$—	$—	$1,163	$—	$1,163

Note 21.     Franchise Revenue
      The Company enters into franchise agreements with initial terms of ten years. The Company charges franchisees three types of flat fees associated with stores: initial, transfer and renewal. The initial franchise fee is payable prior to the franchise store opening as consideration for the initial franchise rights and services performed by the Company. Transfer fees are paid as consideration for the same rights and services as the initial fee and occur when a former franchisee transfers ownership of the franchise location to a new franchisee. This is typically a reduced fee compared to the initial franchise fee. The renewal franchise fee is charged to existing franchisees upon renewal of the franchise contract. This fee is similar to, but typically less than the initial fee.
      Once the franchised store is opened, transferred or renewed, the Company has no further obligations under these fees to the franchisee. Therefore, all initial, transfer and renewal franchise fee revenue is

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recognized in the period in which a franchise store is opened, transferred or date the contract period is renewed. GNCI recorded initial franchise fees of $1.6 million, $0.3 million, $3.0 million and $3.2 million for the twelve months ended December 31, 2004, the 27 days ended December 31, 2003, the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively.
      The following is a summary of our franchise revenue by type:

	Predecessor		Successor

	Twelve Months			Twelve Months
	Ended	Period Ended	27 Days Ended	Ended
	December 31,	December 4,	December 31,	December 31,
	2002	2003	2003	2004

	(in thousands)
Product sales	$213,765	$193,984	$11,705	$188,026
Royalties	31,846	31,038	1,870	32,452
Franchise fees	3,865	4,300	385	3,474
Other	6,600	11,979	226	2,554

Total franchise revenue	$256,076	$241,301	$14,186	$226,506

Note 22.     Supplemental Cash Flow Information
      The Company remitted cash payments for federal and state income taxes of $5.1 million for the twelve months ended December 31, 2004 and GNCI remitted cash payments for federal and state income taxes of $2.5 million and $30.7 million the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively. These payments were made to Nutricia in accordance with the informal tax sharing agreement between GNCI and Nutricia. See Income Taxes in the “Basis of Presentation and Summary of Significant Accounting Policies” section. The Company remitted no tax payments for the 27 days ended December 31, 2003.
      The Company remitted cash payments for interest expense related to the senior credit facility of $32.7 million and $0.7 million for the twelve months ended December 31, 2004 and the 27 days ended December 31, 2003, respectively. GNCI remitted cash payments to Numico for interest expense of $122.5 million and $138.0 million, primarily related to the push down debt from Numico, for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively. GNCI converted $4.3 million of accounts receivable to long-term notes receivable in 2003.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following is a reconciliation of the net cash purchase price of the Acquisition and the adjusted purchase price based on the Purchase Agreement.

(in thousands)
Purchase Price Reconciliation:
Cash paid at acquisition	$738,117
Accrued acquisition costs	7,750
Contingent purchase price receivable	(12,711)

Adjusted net purchase price	$733,156

Fair value of assets acquired	$1,022,705
Less liabilities	(245,205)

Cash paid	777,500
Less acquisition fees	(19,633)
Less cash acquired	(19,750)

Net cash paid	$738,117

Note 23.     Retirement Plans
      The Company sponsors a 401(k) defined contribution savings plan covering substantially all employees. Full time employees who have completed 30 days of service and part time employees who have completed 1,000 hours of service are eligible to participate in the plan. The plan provides for employee contributions of 1% to 20% of individual compensation into deferred savings, subject to IRS limitations. The plan provides for Company contributions of 100% of the first 3% of participant’s contributions, upon the employee meeting the eligibility requirements. The contribution match was temporarily suspended as of June 30, 2003, and was reinstated as of January, 2004. Effective April 1, 2005, the Company match will consist of both a fixed and a discretionary match. The fixed match will be 50% on the first 3% of the salary that an employee defers and the discretionary match could be up to an additional 100% match on the 3% deferral. The discretionary match is based on the following goals: (1) if the Company achieves 104% of its EBITDA goal, each participating employee will receive an additional 50% match on their 3% deferral. (2) if the Company achieves 108% of its EBITDA goal, the match will be increased by another 25% on their 3% deferral. (3) if the Company achieves 112% of its EBITDA, the match will be increased by another 25% on their 3% deferral. The new 401(k) match arrangement allows an employee to receive up to a maximum of 150% in Company matching funds.
      An employee becomes vested in the Company match portion as follows:

Years of Service	Percent Vested

0-1	0%
1-2	33%
2-3	66%
3+	100%
      The Company made cash contributions of $2.2 million for the twelve months ended December 31, 2004 and GNCI made cash contributions $1.1 million and $2.2 million for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively. Since the match was suspended, the Company made no cash contributions to the plan for the 27 days ended December 31, 2003.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has a non-qualified Executive Retirement Arrangement Plan that covers key employees. Under the provisions of this plan, certain eligible key employees are granted cash compensation, which in the aggregate was not significant for any year presented.
      The Company has a non-qualified Deferred Compensation Plan that provides benefits payable to certain qualified key employees upon their retirement or their designated beneficiaries upon death. The Plan allows participants the opportunity to defer pretax amounts ranging from 2% to 100% of their base compensation plus bonuses. The plan is funded entirely by elective contributions made by the participants. The Company has elected to finance any potential plan benefit obligations using corporate owned life insurance policies. As of December 31, 2004, plan assets exceed liabilities.
Note 24.     Related Party Transactions
Successor:
      During the normal course of operations, for the twelve months ended December 31, 2004 and the 27 days ended December 31, 2003 the Company entered into transactions with entities that were under common ownership and control of the Company and Apollo. In accordance with SFAS No. 57, “Related Party Disclosures”, the nature of these material transactions is described in the following footnotes.
      Management Service Fees. As of December 5, 2003 the Company and our Parent entered into a management services agreement with Apollo. The agreement provides that Apollo furnish certain investment banking, management, consulting, financial planning, and financial advisory and investment banking services on an ongoing basis and for any significant financial transactions that may be undertaken in the future. The length of the agreement is ten years. There is an annual general services fee of $1.5 million which is payable in monthly installments. There are also major transaction services fees for services that Apollo may provide which would be based on normal and customary fees of like kind. The Purchase Agreement also contained a structuring and transaction services fee related to the Acquisition. This fee amounted to $7.5 million and was accrued for at December 31, 2003 and subsequently paid in January 2004.
      Cost of Sales. At February 4, 2004, the Company, through its manufacturing subsidiary, entered into an agreement with Nalco, an Apollo owned company, for water treatment programs at its South Carolina manufacturing facility. The agreement allows for water treatment to occur at the facility for a one year period, at a total cost of twelve thousand dollars, to be billed in equal monthly installments beginning in February, 2004.
Predecessor:
      During the normal course of operations, for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, GNCI entered into transactions with entities that were under common ownership and control of Numico. In accordance with SFAS No. 57, “Related Party Disclosures”, the nature of these material transactions is described below. During 2003, Rexall and Unicity ceased to be related parties as their operations were sold by Numico. Transactions recorded with these companies prior to their sale dates are included in related party transactions.
      Sales. GNCI recorded net sales of $18.7 million and $44.3 million to Numico affiliated companies for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively. These amounts were included in the Manufacturing/ Wholesale segment of the business.
      Cost of Sales. Included in cost of sales were purchases from Numico affiliated companies of $130.9 million and $198.7 million for the period January 1, 2003 to December 4, 2003 and the twelve

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
months ended December 31, 2002, respectively. A significant portion of these purchases related to raw material and packaging material purchases from Nutraco S.A., a purchasing subsidiary of Numico. Included in the above totals were additional purchases from another related party in the amounts of $28.8 million and $35.2 million for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively.
      Transportation Revenue. GNCI operated a fleet of distribution vehicles that service delivery of product to company-owned and franchise locations. GNCI also delivered product for a related party. GNCI recorded amounts associated with these transportation services for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, of $1.4 and $2.4 million, respectively, as a reduction of its transportation costs.
      Management Service Fees. According to the terms of a management service agreement that began in 2002 between GNCI and Nutricia, Nutricia charged $13.2 million of costs which were included in selling, general and administrative expenses for the year ended December 31, 2002. The fees included charges for strategic planning, certain information technology, product and material management, group business process, human resources, legal, tax, regulatory and management reporting. There were no fees allocated to GNCI for the period January 1, 2003 to December 4, 2003.
      Research and Development. GNCI incurred $1.0 million and $1.5 million of internally generated research and development costs for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively. In accordance with the previous Research Activities Agreement with Numico, also included in selling, general and administrative expenses for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002 were costs related to research and development charged by Numico. The agreement provided that Numico conduct research and development activities including but not limited to: ongoing program of scientific and medical research, support and advice on strategic research objectives, design and develop new products, organize and manage clinical trials, updates on the latest technological and scientific developments, and updates on regulatory issues. These charges totaled $4.2 and $4.6 million for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively.
      Insurance. For the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, in order to reduce costs and mitigate duplicate insurance coverage, GNCI’s ultimate parent, Numico, purchased certain global insurance policies covering several types of insurance. GNCI received charges for their portion of these costs. These charges totaled $2.9 million and $2.6 million for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively.
      Shared Service Personnel Costs. GNCI provided certain risk management, tax and internal audit services to other affiliates of Numico. The payroll and benefit costs associated with these services were reflected on GNCI’s financial statements and were not allocated to any affiliates. Total costs related to shared services absorbed by GNCI was $1.2 million for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively. GNCI also incurred costs related to management services provided for the benefit of all U.S. affiliates. These costs totaled $1.1 million and $2.7 million for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively. GNCI received certain management services related to the affiliation between GNCI and its U.S. parent, Nutricia and its ultimate parent, Numico. These services were not significant to GNCI’s operations.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 25.	Business Combinations
      For the twelve months ended December 31, 2004, the Company acquired 57 stores and for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, GNCI acquired 58 and 61 stores, respectively, from non-corporate, franchisee store locations. No stores were acquired during the 27 days ended December 31, 2003. These acquisitions were accounted for utilizing the purchase method of accounting, and GNCI recorded total costs associated with these acquisitions of $1.0 million, $0.1 million, $3.2 million and $4.1 million for the twelve months ended December 31, 2004, the 27 days ended December 31, 2003, the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively. Goodwill associated with these purchases of $0.9 million and $1.7 million was recognized in the consolidated financial statements for the period January 1, 2003 to December 4, 2003 and the twelve months ended December 31, 2002, respectively.
Note 26.     Supplemental Guarantor Information
      As of December 31, 2004 the Company’s debt includes the senior credit facility and the Senior Subordinated Notes. The senior credit facility has been guaranteed by our Parent and its domestic subsidiaries. The Senior Subordinated Notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company’s domestic subsidiaries and rank secondary to the Company’s senior credit facility. Guarantor subsidiaries include the Company’s direct and indirect domestic subsidiaries as of the respective balance sheet dates. Non-Guarantor subsidiaries include the remaining direct and indirect foreign subsidiaries. The subsidiary guarantors are 100% owned by the Company, the guarantees are full and unconditional, and the guarantees are joint and several.
      Following are condensed consolidated financial statements of the Company and the combined guarantor subsidiaries as of December 31, 2004 and for the 27 days ended December 31, 2003. The guarantor subsidiaries are presented in a combined format as their individual operations are not material to the Company’s consolidated financial statements. Investments in subsidiaries are either consolidated or accounted for under the equity method of accounting. Also following are condensed consolidated financial statements for GNCI for the period ended December 4, 2003 and the twelve months ended December 31, 2002. Intercompany balances and transactions have been eliminated.
      For the twelve months ended December 31, 2004 and the 27 days ended December 31, 2003, the Parent/ Issuer company is the Company. (Successor). For the twelve months ended December 31, 2001 and 2002 and the period January 1, 2003 to December 4, 2003, the Parent company is GNCI (Predecessor).

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Balance Sheets

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
December 31, 2004
	(in thousands)
Current assets
Cash and cash equivalents	$—	$82,722	$2,439	$—	$85,161
Receivables, net	1,865	66,821	1,327	—	70,013
Intercompany receivables	15,887	16,848	—	(32,735)	—
Inventories, net	—	258,085	14,169	—	272,254
Other current assets	257	45,731	3,920	—	49,908

Total current assets	18,009	470,207	21,855	(32,735)	477,336
Property, plant and equipment, net	—	172,813	22,596	—	195,409
Investment in subsidiaries	784,710	3,951	—	(788,661)	—
Goodwill, net	—	77,643	942	—	78,585
Brands, net	—	209,000	3,000	—	212,000
Other assets	18,336	59,339	373	(8,780)	69,268

Total assets	$821,055	$992,953	$48,766	$(830,176)	$1,032,598

Current liabilities
Current liabilities	$4,333	$182,490	$7,013	$—	$193,836
Intercompany payables	—	15,887	16,848	(32,735)	—

Total current liabilities	4,333	198,377	23,861	(32,735)	193,836
Long-term debt	494,300	—	20,954	(8,780)	506,474
Other long-term liabilities	—	9,866	—	—	9,866

Total liabilities	498,633	208,243	44,815	(41,515)	710,176
Total stockholder’s equity (deficit)	322,422	784,710	3,951	(788,661)	322,422

Total liabilities and stockholder’s equity	$821,055	$992,953	$48,766	$(830,176)	$1,032,598

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Balance Sheet

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
December 31, 2003
Current assets
Cash and equivalents	$—	$30,642	$2,534	$—	$33,176
Accounts receivable	12,711	74,066	1,207	—	87,984
Intercompany receivable	18,750	3,192	—	(21,942)	—
Inventory, net	—	242,367	13,633	—	256,000
Other current assets	—	40,544	2,882	—	43,426

Total current assets	31,461	390,811	20,256	(21,942)	420,586
Property, plant and equipment	—	173,483	27,797	—	201,280
Investment in subsidiaries	736,448	2,755	—	(739,203)	—
Goodwill	—	82,112	977	—	83,089
Brands	—	209,000	3,000	—	212,000
Other assets	19,796	90,563	333	(8,780)	101,912

Total assets	$787,705	$948,724	$52,363	$(769,925)	$1,018,867

Current liabilities
Other current liabilities	$12,399	$202,480	$5,662	$—	$220,541
Intercompany payable	—	—	21,942	(21,942)	—

Total current liabilities	12,399	202,480	27,604	(21,942)	220,541
Long-term debt	497,150	—	22,004	(8,780)	510,374
Other long-term liabilities	—	9,796	—	—	9,796

Total liabilities	509,549	212,276	49,608	(30,722)	740,711
Total stockholder equity (deficit)	278,156	736,448	2,755	(739,203)	278,156

Total liabilities and stockholder (deficit) equity	$787,705	$948,724	$52,363	$(769,925)	$1,018,867

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Operations

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
Successor	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Twelve Months Ended December 31, 2004
	(in thousands)
Revenue	$—	$1,281,774	$72,611	$(9,643)	$1,344,742
Cost of sales, including costs of warehousing, distribution and occupancy	—	852,190	52,688	(9,643)	895,235

Gross profit	—	429,584	19,923	—	449,507
Compensation and related benefits	—	217,959	11,998	—	229,957
Advertising and promotion	—	43,620	335	—	43,955
Other selling, general and administrative	1,745	66,104	5,879	—	73,728
Subsidiary (income) expense	(43,918)	(325)	—	44,243	—
Other income	—	(52)	(238)	—	(290)

Operating income (loss)	42,173	102,278	1,949	(44,243)	102,157
Interest expense, net	—	32,853	1,579	—	34,432

Income (loss) before income taxes	42,173	69,425	370	(44,243)	67,725
Income tax (benefit) expense	(474)	25,507	45	—	25,078

Net income (loss)	$42,647	$43,918	$325	$(44,243)	$42,647

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statement of Operations

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
Successor	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
27 Days ended December 31, 2003
Revenue	$—	$95,987	$5,424	$(12,123)	$89,288
Cost of sales, including costs of warehousing, distribution and occupancy	—	71,702	4,001	(12,123)	63,580

Gross profit	—	24,285	1,423	—	25,708
Compensation and related benefits	—	15,804	915	—	16,719
Advertising and promotion	—	475	39	—	514
Other selling, general and administrative	—	4,912	186	—	5,098
Other (income) expense	—	(18)	40	—	22
Subsidiary (income) loss	(496)	(81)	—	577	—

Operating income (loss)	496	3,193	243	(577)	3,355
Interest (expense) income, net	(224)	(2,429)	(120)	—	(2,773)
(Loss)/income before income taxes	272	764	123	(577)	582
Income tax benefit/(expense) (Note 17)	82	(268)	(42)	—	(228)

Net income (loss)	$354	$496	$81	$(577)	$354

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statement of Operations

		Combined	Combined
		Guarantor	Non-Guarantor
Predecessor	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
January 1, 2003 - December 4, 2003
Revenue	$—	$1,431,275	$60,071	$(151,137)	$1,340,209
Cost of sales, including costs of warehousing, distribution and occupancy	—	1,040,118	45,879	(151,137)	934,860

Gross profit	—	391,157	14,192	—	405,349
Compensation and related benefits	—	224,968	10,022	—	234,990
Advertising and promotion	—	38,274	139	—	38,413
Other selling, general and administrative	—	73,122	(2,184)	—	70,938
Other income	—	(5,810)	(4,275)	—	(10,085)
Impairment of goodwill and intangible assets	—	692,314	17,053	—	709,367
Subsidiary loss (income)	584,921	10,830	—	(595,751)	—

Operating (loss) income	(584,921)	(642,541)	(6,563)	595,751	(638,274)
Interest expense, net	—	119,502	1,623	—	121,125
(Loss) income before income taxes	(584,921)	(762,043)	(8,186)	595,751	(759,399)
Income tax (benefit) expense	—	(177,122)	2,644	—	(174,478)

Net (loss) income	$(584,921)	$(584,921)	$(10,830)	$595,751	$(584,921)

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statement of Operations

		Combined	Combined
		Guarantor	Non-Guarantor
Predecessor	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Twelve Months Ended December 31, 2002
Revenue	$—	$1,516,248	$58,167	$(149,439)	$1,424,976
Cost of sales, including costs of warehousing, distribution and occupancy	—	1,076,364	42,983	(149,439)	969,908

Gross profit	—	439,884	15,184	—	455,068
Compensation and related benefits	—	235,777	9,388	—	245,165
Advertising and promotion	—	51,862	164	—	52,026
Other selling, general and administrative	—	83,067	2,981	—	86,048
Other income	—	(211,232)	(9)	—	(211,241)
Impairment of goodwill and intangible assets	—	212,694	9,306	—	222,000
Subsidiary loss (income)	960,857	30,610	—	(991,467)	—

Operating income (loss)	(960,857)	37,106	(6,646)	991,467	61,070
Interest expense, net	—	133,444	2,909	—	136,353
Gain on sale of marketable securities	—	(5,043)	—	—	(5,043)
(Loss) income before income taxes	(960,857)	(91,295)	(9,555)	991,467	(70,240)
Income tax (benefit) expense	—	(535)	(461)	—	(996)

Net (loss) income before cumulative effect of accounting change	(960,857)	(91,830)	(10,016)	991,467	(71,236)
Loss from cumulative effect of accounting change, net of tax	—	(869,027)	(20,594)	—	(889,621)

Net (loss) income	$(960,857)	$(960,857)	$(30,610)	$991,467	$(960,857)

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
Successor	Issuer	Subsidiaries	Subsidiaries	Consolidated
Twelve Months Ended December 31, 2004
	(In thousands)
Net cash (used in) provided by operating activities	$(1,754)	$83,675	$1,547	$83,468
Cash flows from investing activities:
Capital expenditures	—	(27,588)	(741)	(28,329)
Acquisition of General Nutrition Companies, Inc.	2,102	—	—	2,102
Investment/distribution	2,850	(2,850)	—	—
Other investing	—	(810)	—	(810)

Net cash provided by (used in) investing activities	4,952	(31,248)	(741)	(27,037)
Cash flows from financing activities:
GNC Corporation investment in General Nutrition Centers, Inc.	758	—	—	758
Payments on long-term debt — third parties	(2,850)	—	(978)	(3,828)
Other financing	(1,106)	(347)	—	(1,453)

Net cash used in financing activities	(3,198)	(347)	(978)	(4,523)
Effect of exchange rate on cash	—	—	77	77

Net increase (decrease) in cash	—	52,080	(95)	51,985
Beginning balance, cash	—	30,642	2,534	33,176

Ending balance, cash	$—	$82,722	$2,439	$85,161

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
Successor	Issuer	Subsidiaries	Subsidiaries	Consolidated
27 days ended December 31, 2003
Net cash (used in) provided by operating activities	$(19,363)	$24,139	$(88)	$4,688
Cash flows from investing activities:
Acquisition of General Nutrition Companies, Inc.	(738,117)	—	—	(738,117)
Capital expenditures	—	(1,822)	(5)	(1,827)
Other investing	—	(57)	—	(57)

Net cash used in investing activities	(738,117)	(1,879)	(5)	(740,001)
Cash flows from financing activities:
GNC Corporation investment in General Nutrition Centers, Inc.	277,500	—	—	277,500
Borrowings from senior credit facility	285,000	—	—	285,000
Proceeds from senior subordinated notes	215,000	—	—	215,000
Other financing	(20,020)	1,735	—	(18,285)

Net cash provided by financing activities	757,480	1,735	—	759,215
Effect of exchange rate on cash	—	—	(152)	(152)
Net increase (decrease) in cash	—	23,995	(245)	23,750
Beginning balance, cash	—	6,647	2,779	9,426

Ending balance, cash	$—	$30,642	$2,534	$33,176

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

		Combined	Combined
		Guarantor	Non-Guarantor
Predecessor	Parent	Subsidiaries	Subsidiaries	Consolidated
Period January 1, 2003 to December 4, 2003
Net cash from operating activities	$—	$99,755	$(6,887)	$92,868
Cash flows from investing activities:
Capital expenditures	—	(30,069)	(951)	(31,020)
Store acquisition costs	—	(3,193)	—	(3,193)
Investment distribution	91,794	(91,794)	—	—
Other investing	—	2,706	54	2,760

Net cash from investing activities	91,794	(122,350)	(897)	(31,453)
Cash flows from financing activities:
Payments on long-term debt — related party	(91,794)	—	—	(91,794)
Other financing	—	1,915	(887)	1,028

Net cash from financing activities	(91,794)	1,915	(887)	(90,766)
Effect of exchange rate on cash	—	—	12	12
Net decrease in cash and cash equivalents	—	(20,680)	(8,659)	(29,339)
Cash and cash equivalents at beginning of period	—	27,327	11,438	38,765

Cash and cash equivalents at end of period	$—	$6,647	$2,779	$9,426

Supplemental Condensed Consolidating Statements of Cash Flows

		Combined	Combined
		Guarantor	Non-Guarantor
Predecessor	Parent	Subsidiaries	Subsidiaries	Consolidated
Twelve months ended December 31, 2002
Net cash from operating activities	$—	$99,326	$11,709	$111,035
Cash flows from investing activities:
Capital expenditures	—	(49,936)	(1,963)	(51,899)
Proceeds from sale of marketable securities	—	7,443	—	7,443
Other investing	—	(1)	—	(1)

Net cash from investing activities	—	(42,494)	(1,963)	(44,457)
Cash flows from financing activities:
Payments on short-term debt — related party	—	(42,341)	—	(42,341)
Other financing	—	(1,112)	(847)	(1,959)

Net cash from financing activities	—	(43,453)	(847)	(44,300)
Effect of exchange rate on cash	—	—	175	175
Net increase in cash and cash equivalents	—	13,379	9,074	22,453
Cash and cash equivalents at beginning of period	—	13,948	2,364	16,312

Cash and cash equivalents at end of period	$—	$27,327	$11,438	$38,765

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 27. Subsequent Events
      The Company recently agreed to transfer the GNC Australian franchise rights to Global Active Limited, an organization that already owns and operates GNC franchise locations in the Asian Pacific region. The Company expects to receive proceeds of $4.4 million related to this transaction; of which $1.9 million represents the recovery of a previously reserved receivable and as a result was recognized at December 31, 2004.
      On January 18, 2005 the Company issued $150.0 million aggregate principal amount of Senior Notes due 2011, with an interest rate of 8 5/8% (the “Senior Notes”). The Company used the net proceeds of this offering of $145.6 million, together with $39.4 million of cash on hand, to repay a portion of the indebtedness under our term loan facility. The offering was made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, and to non-U.S. persons in off shore transactions in accordance with Regulation S under the Securities Act. The securities sold have not been registered under the Securities Act of 1933.
      If the Senior Notes would have been issued and the repayment of our indebtedness under our term loan facility occurred as of December 31, 2004, the Company’s total debt principal maturities would have changed to the following:

	Mortgage	Senior		Senior
	Loan/Capital	Credit	Senior	Subordinated
	Leases	Facility	Notes	Notes	Total

	(In thousands)
2005	$1,051	$981	$—	$—	$2,032
2006	1,141	981	—	—	2,122
2007	1,195	981	—	—	2,176
2008	1,281	981	—	—	2,262
2009	1,373	93,226	—	—	94,599
Thereafter	7,184	—	150,000	215,000	372,184

	$13,225	$97,150	$150,000	$215,000	$475,375

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share data)

	December 31,	March 31,
	2004*	2005

		(Unaudited)
Current assets:
Cash and cash equivalents	$85,161	$77,765
Receivables, net	70,013	70,508
Inventories, net (Note 3)	272,254	293,371
Deferred tax assets, net	14,133	13,164
Other current assets	35,775	36,240

Total current assets	477,336	491,048
Long-term assets:
Goodwill (Note 4)	78,585	78,585
Brands (Note 4)	212,000	212,000
Other intangible assets, net (Note 4)	28,652	27,691
Property, plant and equipment, net	195,409	190,808
Deferred financing fees, net	18,130	17,727
Deferred tax assets, net	1,093	—
Other long-term assets	21,393	15,797

Total long-term assets	555,262	542,608

Total assets	$1,032,598	$1,033,656

Current liabilities:
Accounts payable	$106,557	$134,473
Accrued payroll and related liabilities	20,353	16,631
Accrued interest (Note 5)	1,863	9,022
Current portion, long-term debt (Note 5)	3,901	2,048
Other current liabilities	61,162	63,529

Total current liabilities	193,836	225,703
Long-term liabilities:
Long-term debt (Note 5)	506,474	472,836
Deferred tax liabilities, net	—	346
Other long-term liabilities	9,866	10,234

Total long-term liabilities	516,340	483,416
Total liabilities	710,176	709,119

Stockholder’s equity:
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	—	—
Paid-in-capital	278,258	277,842
Retained earnings	43,001	45,796
Accumulated other comprehensive income	1,163	899

Total stockholder’s equity	322,422	324,537
Total liabilities and stockholder’s equity	$1,032,598	$1,033,656

*	Footnotes summarized from the Audited Financial Statements.
The accompanying notes are an integral part of the consolidated financial statements.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
(In thousands)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2004	2005

	(Unaudited)
Revenue	$372,555	$336,435
Cost of sales, including costs of warehousing, distribution and occupancy	247,143	230,456

Gross profit	125,412	105,979
Compensation and related benefits	61,100	57,314
Advertising and promotion	12,556	14,601
Other selling, general and administrative	17,784	18,822
Foreign currency gain	(193)	(105)
Other income	—	(2,500)

Operating income	34,165	17,847
Interest expense, net	8,653	13,471

Income before income taxes	25,512	4,376
Income tax expense	9,279	1,581

Net income	16,233	2,795
Other comprehensive loss	(418)	(264)

Comprehensive income	$15,815	$2,531

The accompanying notes are an integral part of the consolidated financial statements.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholder’s Equity
(In thousands, except share data)

					Accumulated
	Common Stock				Other	Total
			Additional	Retained	Comprehensive	Stockholder’s
	Shares	Dollars	Paid-in-Capital	Earnings	Income	Equity

Balance at December 31, 2004	100	$—	$278,258	$43,001	$1,163	$322,422
GNC Corporation investment in General Nutrition Centers, Inc.	—	—	(416)	—	—	(416)
Net income	—	—	—	2,795	—	2,795
Foreign currency translation adjustments	—	—	—	—	(264)	(264)

Balance at March 31, 2005 (unaudited)	100	$—	$277,842	$45,796	$899	$324,537

The accompanying notes are an integral part of the consolidated financial statements.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2004	2005

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$16,233	$2,795
Depreciation expense	8,257	9,139
Deferred fee writedown — early debt extinguishment	—	3,890
Amortization of intangible assets	1,004	961
Amortization of deferred financing fees	771	683
Increase in provision for inventory losses	4,659	2,238
(Decrease) increase in provision for losses on accounts receivable	(1,099)	591
Decrease in net deferred taxes	1,353	2,408
Changes in assets and liabilities:
Decrease (increase) in receivables	419	(1,086)
Increase in inventory, net	(31,844)	(23,159)
Decrease in franchise note receivables, net	3,201	3,604
Decrease in other assets	3,862	1,529
Increase in accounts payable	36,814	26,157
Increase in accrued taxes	7,919	—
Increase in interest payable	4,572	7,159
Decrease in accrued liabilities	(7,675)	(1,369)

Net cash provided by operating activities	48,446	35,540

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(5,342)	(4,383)
Franchise store conversions	27	—
Store acquisition costs	(232)	(558)
Acquisition of General Nutrition Companies, Inc.	(7,710)	—

Net cash used in investing activities	(13,257)	(4,941)

CASH FLOWS FROM FINANCING ACTIVITIES:
GNC Corporation investment in (return of capital from) General Nutrition Centers, Inc.	1,628	(416)
(Decrease) increase in cash overdrafts	(839)	1,760
Payments on long-term debt — third parties	(951)	(185,491)
Proceeds from senior notes issuance	—	150,000
Financing fees	—	(3,785)

Net cash used in financing activities	(162)	(37,932)

Effect of exchange rate on cash	(72)	(63)

Net increase (decrease) in cash	34,955	(7,396)
Beginning balance, cash	33,176	85,161

Ending balance, cash	$68,131	$77,765

The accompanying notes are an integral part of the consolidated financial statements.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1.	Nature of Business
      General Nature of Business. General Nutrition Centers, Inc. (the “Company”), a Delaware corporation, is a leading specialty retailer of vitamin, mineral and herbal supplements, diet and sports nutrition products and specialty supplements. The Company is also a provider of personal care and other health related products. The Company operates primarily in three business segments: Retail, Franchising and Manufacturing/ Wholesale. The Company manufactures the majority of its branded products, and also merchandises various third-party products. Additionally, the Company licenses the use of its trademarks and trade names. The processing, formulation, packaging, labeling and advertising of the Company’s products are subject to regulation by one or more federal agencies, including the Food and Drug Administration, Federal Trade Commission, Consumer Product Safety Commission, United States Department of Agriculture and the Environmental Protection Agency. These activities are also regulated by various agencies of the states and localities in which the Company’s products are sold.
      Acquisition of the Company. On October 16, 2003, the Company entered into a purchase agreement (the “Purchase Agreement”) with Koninklijke (Royal) Numico N.V. (“Numico”) and Numico USA, Inc. to acquire 100% of the outstanding equity interest of General Nutrition Companies, Inc. (“GNCI”) from Numico USA, Inc. on December 5, 2003 (the “Acquisition”). The purchase equity contribution was made by GNC Investors, LLC (“GNC LLC”), an affiliate of Apollo Management L.P. (“Apollo”), together with additional institutional investors and certain management of the Company. The equity contribution from GNC LLC was recorded by our parent company, GNC Corporation, (f/k/a General Nutrition Centers Holding Company). Our Parent utilized this equity contribution to purchase the investment in the Company.

Note 2.	Basis of Presentation
      The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and with the instructions to Form 10-Q and Article 210-10-01 of Regulation S-X. Accordingly, they do not include all of the information and related footnotes that would normally be required by accounting principles generally accepted in the United States of America for complete financial reporting. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements in the Company’s Annual Report on Form 10-K filed for the year ended December 31, 2004 (the “Form 10-K”).
      The accompanying unaudited consolidated financial statements include all adjustments (consisting of a normal and recurring nature) that management considers necessary for a fair statement of financial information for the interim periods. Interim results are not necessarily indicative of the results that may be expected for the remainder of the year ending December 31, 2005.
      The Company’s normal reporting period is based on a 52-week calendar year.
      Certain reclassifications have been made to the financial statements to ensure consistency in reporting and conformity between prior year and current year amounts.
      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Accordingly, these estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Some of the most significant estimates pertaining to the Company include the valuation of inventories, the allowance for doubtful accounts, income tax valuation

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
allowances and the recoverability of long-lived assets. On a continual basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. There have been no material changes to critical estimates since the audited financial statements at December 31, 2004.
      Stock Compensation. In accordance with Accounting Principles Board (“APB”) No. 25, “Accounting for Stock issued to Employees”, the Company accounts for stock-based employee compensation using the intrinsic value method of accounting. For the three months ended March 31, 2005, stock compensation represents shares of the our Parent’s stock issued pursuant to the GNC Corporation (f/k/a General Nutrition Centers Holding Company) 2003 Omnibus Stock Incentive Plan. The common stock associated with this plan is not registered or traded on any exchange. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-based Compensation”, prescribes that companies utilize the fair value method of valuing stock-based compensation and recognize compensation expense accordingly. SFAS No. 123 did not require that the fair value method be adopted and reflected in the financial statements. However, in December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) which sets accounting requirements for “share-based” compensation. It requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation and disallows the use of the intrinsic value method of accounting for stock compensation. This statement is not effective for the Company until the beginning of our fiscal year 2006. The Company has adopted the disclosure requirements of SFAS No. 148 “Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123” by illustrating compensation costs in the following table and will adopt SFAS No. 123(R) beginning of our fiscal year 2006.
      Had compensation costs for stock options been determined using the fair market value method of SFAS No. 123, the effect on net income for each of the periods presented would have been as follows:

	Three Months Ended
	March 31,

	2004	2005

	(Unaudited)
	(In thousands)
Net income as reported	$16,233	$2,795
Less: total stock-based employee compensation costs determined using fair value method, net of related tax effects	(216)	(313)

Adjusted net income	$16,017	$2,482

Note 3.	Inventories, Net
      Inventories at each respective period consisted of the following:

	December 31, 2004

			Net Carrying
	Gross Cost	Reserves	Value

	(In thousands)
Finished product ready for sale	$242,578	$(11,542)	$231,036
Unpackaged bulk product and raw materials	41,607	(3,019)	38,588
Packaging supplies	2,630	—	2,630

	$286,815	$(14,561)	$272,254

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	March 31, 2005

			Net Carrying
	Gross Cost	Reserves	Value

	(Unaudited)
	(In thousands)
Finished product ready for sale	$258,981	$(10,785)	$248,196
Unpackaged bulk product and raw materials	45,198	(3,179)	42,019
Packaging supplies	3,156	—	3,156

	$307,335	$(13,964)	$293,371

Note 4.	Goodwill and Intangible Assets, Net
      Goodwill represents the excess of purchase price over the fair value of identifiable net assets of acquired entities. In accordance with SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Other intangible assets with finite lives are amortized on a straight-line basis over periods not exceeding 20 years. The Company records goodwill upon the acquisition of franchisee stores when the acquisition price exceeds the fair value of the identifiable assets acquired and liabilities assumed of the store. The Company’s goodwill remained the same at March 31, 2005 compared to December 31, 2004, with Retail of $17.6 million, Franchise of $60.5 million and Manufacturing/ Wholesale of $0.4 million.
      The following table summarizes the Company’s intangible asset activity from December 31, 2004 to March 31, 2005.

		Retail	Franchise	Operating
	Gold Card	Brand	Brand	Agreements	Total

	(In thousands)
Balance at December 31, 2004	$1,413	$49,000	$163,000	$27,239	$240,652
Amortization expense	(224)	—	—	(737)	(961)

Balance at March 31, 2005 (unaudited)	$1,189	$49,000	$163,000	$26,502	$239,691

      The following table reflects the gross carrying amount and accumulated amortization for each major intangible asset:

	December 31, 2004			March 31, 2005

		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Amount	Cost	Amortization	Amount

					(Unaudited)
	(In thousands)
Brands — retail	$49,000	$—	$49,000	$49,000	$—	$49,000
Brands — franchise	163,000	—	163,000	163,000	—	163,000
Gold card — retail	2,230	(1,004)	1,226	2,230	(1,198)	1,032
Gold card — franchise	340	(153)	187	340	(183)	157
Retail agreements	8,500	(1,267)	7,233	8,500	(1,562)	6,938
Franchise agreements	21,900	(1,894)	20,006	21,900	(2,336)	19,564

	$244,970	$(4,318)	$240,652	$244,970	$(5,279)	$239,691

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
      The following table represents future estimated amortization expense of other intangible assets, net, with definite lives at March 31, 2005:

Estimated
Amortization
Years Ending December 31,	Expense

(Unaudited)
(In thousands)
2005	$2,882
2006	3,457
2007	2,943
2008	2,894
2009	2,283
Thereafter	13,232

Total	$27,691

Note 5.	Long-Term Debt/Interest
      In December 2003, the Company entered into a senior credit facility with a syndicate of lenders. The senior credit facility consists of a $285.0 million term loan facility and a $75.0 million revolving credit facility. This indebtedness has been guaranteed by the Company and its domestic subsidiaries. All borrowings under the senior credit facility bear interest at a rate per annum equal to either (a) the greater of the prime rate as quoted on the British Banking Association Telerate, and the federal funds effective rate plus one half percent per annum, plus in each case, additional margins of 2.0% per annum for both the term loan facility and the revolving credit facility, or (b) the Eurodollar rate plus additional margins of 3.0% per annum for both the term loan facility and the revolving credit facility. In addition to paying the above stated interest rates, the Company is also required to pay a commitment fee relating to the unused portion of the revolving credit facility at a rate of 0.5% per annum. The senior credit facility matures on December 5, 2009 and permits The Company to prepay a portion or all of the outstanding balance without incurring penalties. The revolving credit facility matures on December 5, 2008. The revolving credit facility allows for $50.0 million to be used as collateral for outstanding letters of credit, of which $7.9 million and $8.0 million was used at March 31, 2005 and December 31, 2004, respectively, leaving $67.1 million and $67.0 million, respectively, of this facility available for borrowing on such dates. The term loan facility at March 31, 2005 and December 31, 2004 carried a balance of $96.9 million and $282.2 million, respectively. Interest on the term loan facility is payable quarterly in arrears and at March 31, 2005 and December 31, 2004, carried an average interest rate of 5.9% and 5.4%, respectively. The Company has complied with its covenant reporting and compliance requirements in all material respects for the quarter ended March 31, 2005.
      In December 2003, the Company also issued $215.0 million of its 8 1/2% Senior Subordinated Notes due 2010 (the “Senior Subordinated Notes”). The Senior Subordinated Notes mature on December 1, 2010, and bear interest at the rate of 8 1/2% per annum, which is payable semi-annually in arrears on June 1 and December 1 of each year, which began with the first payment due on June 1, 2004.
      In January 2005, the Company issued $150.0 million aggregate principal amount of its 8 5/8% Senior Notes due 2011 (the “Senior Notes”). The Company used the net proceeds of this offering of $145.6 million, together with $39.4 million of cash on hand, to repay a portion of the indebtedness under its term loan facility. The Senior Notes bear an interest rate of 8 5/8% per annum, which is payable semi-annually in arrears on January 15 and July 15 of each year, beginning with the first payment due on July 15, 2005.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
      Long-term debt at each respective period consisted of the following:

	December 31,	March 31,
	2004	2005

		(Unaudited)
	(In thousands)
Mortgage	$13,190	$12,946
Capital leases	35	34
Senior credit facility	282,150	96,904
8 5/8% Senior Notes	—	150,000
8 1/2% Senior Subordinated Notes	215,000	215,000
Less: current maturities	(3,901)	(2,048)

Total	$506,474	$472,836

      At March 31, 2005, the Company’s total debt principal maturities are as follows:

	Mortgage			8 1/2% Senior
	Loan/Capital	Senior	8 5/8% Senior	Subordinated
Years Ended December 31,	Leases	Credit Facility	Notes	Notes	Total

	(Unaudited)
	(In thousands)
2005	$806	$736	$—	$—	$1,542
2006	1,141	981	—	—	2,122
2007	1,195	981	—	—	2,176
2008	1,281	981	—	—	2,262
2009	1,373	93,225	—	—	94,598
Thereafter	7,184	—	150,000	215,000	372,184

	$12,980	$96,904	$150,000	$215,000	$474,884

      The Company’s net interest expense for each respective period is as follows:

	Three Months Ended
	March 31,

	2004	2005

	(Unaudited)
	(In thousands)
Composition of interest expense:
Mortgage	$245	$232
Senior credit facility	3,161	1,983
8 5/8% Senior Notes	—	2,623
8 1/2% Senior Subordinated Notes	4,569	4,569
Deferred fee writedown — early debt extinguishment	—	3,890
Deferred financing fees	771	683
Interest income — other	(93)	(509)

Interest expense, net	$8,653	$13,471

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
      Accrued interest at each respective period consisted of the following:

	December 31,	March 31,
	2004	2005

	(Unaudited)
	(In thousands)
Senior credit facility	$340	$307
8 5/8% Senior Notes	—	2,623
8 1/2% Senior Subordinated Notes	1,523	6,092

Total	$1,863	$9,022

Note 6.	Commitments and Contingencies
Litigation
      The Company is engaged in various legal actions, claims and proceedings arising out of the normal course of business, including claims related to breach of contracts, product liabilities, intellectual property matters and employment-related matters resulting from the Company’s business activities. As is inherent with most actions such as these, an estimation of any possible and/or ultimate liability cannot always be determined. The Company continues to assess its requirement to account for additional contingencies in accordance with SFAS No. 5, “Accounting for Contingencies” and believes that it is in compliance with that standard at March 31, 2005. The Company is currently of the opinion that the amount of any potential liability resulting from these actions, when taking into consideration the Company’s general and product liability coverage, and the indemnification provided by Numico under the Purchase Agreement, will not have a material adverse impact on its financial position, results of operations or liquidity. However, if the Company is required to make a payment in connection with an adverse outcome in these matters, it could have a material impact on our financial condition and operating results.
      As a manufacturer and retailer of nutritional supplements and other consumer products that are ingested by consumers or applied to their bodies, we have been and are currently subjected to various product liability claims. Although the effects of these claims to date have not been material to us, it is possible that current and future product liability claims could have a material adverse impact on our financial condition and operating results. We currently maintain product liability insurance with a deductible/retention of $1.0 million per claim with an aggregate cap on retained loss of $10 million per claim. We typically seek and have obtained contractual indemnification from most parties that supply raw materials for our products or that manufacture or market products we sell. We also typically seek to be added, and have been added, as additional insured under most of such parties’ insurance policies. We are also entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra or Kava Kava sold prior to December 5, 2003. However, any such indemnification or insurance is limited by its terms and any such indemnification, as a practical matter, is limited to the creditworthiness of the indemnifying party and its insurer, and the absence of significant defenses by the insurers. We may incur material products liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.
      Ephedra (Ephedrine Alkaloids). As of March 31, 2005, we have been named as a defendant in 211 pending cases involving the sale of third-party products that contain ephedra. Of those cases, one involves a proprietary GNC product. Ephedra products have been the subject of adverse publicity and regulatory scrutiny in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. In early 2003, we instructed all of our locations to stop selling products containing ephedra that were manufactured by GNC or one of our affiliates. Subsequently, we instructed all of our locations to stop selling any products containing ephedra by June 30, 2003. In April 2004, the FDA banned the sale of

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
products containing ephedra. All claims to date have been tendered to the third-party manufacturer or to our insurer and we have incurred no expense to date with respect to litigation involving ephedra products. Furthermore, we are entitled to indemnification by Numico for certain losses arising from claims related to products containing ephedra sold prior to December 5, 2003. All of the pending cases relate to products sold prior to such time and, accordingly, we are entitled to indemnification from Numico for all of the pending cases.
      Pro-Hormone/Androstenedione. On July 29, 2001, five substantially identical class action lawsuits were filed in the state courts of the States of Florida, New York, New Jersey, Pennsylvania and Illinois against us and various manufacturers of products containing pro-hormones, including androstenedione:

•	Brown v. General Nutrition Companies, Inc., Case No. 02-14221-AB, Florida Circuit Court for the 15th Judicial Circuit Court, Palm Beach County;

•	Rodriguez v. General Nutrition Companies, Inc., Index No. 02/126277, New York Supreme Court, County of New York, Commercial Division;

•	Abrams v. General Nutrition Companies, Inc., Docket No. L-3789-02, New Jersey Superior Court, Mercer County;

•	Toth v. Bodyonics, Ltd., Case No. 003886, Pennsylvania Court of Common Pleas, Philadelphia County; and

•	Pio v. General Nutrition Companies, Inc., Case No. 2-CH-14122, Illinois Circuit Court, Cook County.
      On March 20, 2004, a similar lawsuit was filed in California (Guzman v. General Nutrition Companies, Inc., Case No. 04-00283). Plaintiffs allege that we have distributed or published periodicals that contain advertisements claiming that the various pro-hormone products promote muscle growth. The complaints allege that we knew the advertisements and label claims promoting muscle growth were false, but nonetheless continued to sell the products to consumers. Plaintiffs seek injunctive relief, disgorgement of profits, attorney’s fees and the costs of suit. All of the products involved in the cases are third-party products. We have tendered these cases to the various manufacturers for defense and indemnification. Based upon the information available to us at the present time, we believe that these matters will not have a material adverse effect upon our liquidity, financial condition or results of operations.

Note 7.	Stock-Based Compensation Plans
Stock Options
      On December 5, 2003, the board of directors of the Company (the “Board”) approved and adopted the General Nutrition Centers Holding Company (presently known as GNC Corporation) 2003 Omnibus Stock Incentive Plan (the “Plan”). The purpose of the Plan is to enable the Company to attract and retain highly qualified personnel who will contribute to the success of the Company. The Plan provides for the granting of stock options, stock appreciation rights, restricted stock, deferred stock and performance shares. The Plan is available to certain eligible employees as determined by the Board. The total number of shares of common stock reserved and available for the Plan is 4.0 million shares. The stock options carry a four year vesting schedule and expire after seven years from date of grant. As of March 31, 2005 the number of stock options outstanding is 2.4 million. No stock appreciation rights, restricted stock, deferred stock or performance shares were granted under the Plan as of March 31, 2005. The weighted average fair value of cumulative options granted and outstanding under the Plan at March 31, 2005 is $1.95 per share.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
      The following table outlines the total stock options granted:

		Weighted	Weighted
		Average	Average
	Total	Exercise	Fair
	Options	Price	Value

Outstanding at December 31, 2004	2,435,393	$6.00
Granted	294,573	6.00	$0.20
Forfeited	(349,969)	6.00

Outstanding at March 31, 2005 (unaudited)	2,379,997	6.00	1.95

      The Company has adopted the disclosure requirements of SFAS No. 148, but has elected to continue to measure compensation expense using the intrinsic value method for accounting for stock-based compensation as outlined by APB No. 25. In accordance with SFAS No. 148, pro forma information regarding net income is required to be disclosed as if the Company had accounted for its employee stock options using the fair value method of SFAS No. 123. See the Basis of Presentation note for this disclosure. There were 825,699 options vested under the Plan at March 31, 2005.
      Fair value information for the Plan was estimated using the Black-Scholes option-pricing model based on the following assumptions for the options granted:

	December 31,	March 31,
	2004	2005

		(unaudited)
Dividend yield	0.00%	0.00%
Expected option life	5 years	5 years
Volatility factor percentage of market price	40.00%	24.00%
Discount rate	3.63%	4.18%
      Because the Black-Scholes option valuation model utilizes certain estimates and assumptions, the existing models do not necessarily represent the definitive fair value of options for future periods.

Note 8.	Segments
      The following operating segments represent identifiable components of the Company for which separate financial information is available. This information is utilized by management to assess performance and allocate assets accordingly. The Company’s management evaluates segment operating results based on several indicators. The primary key performance indicators are sales and operating income or loss for each segment. Operating income or loss, as evaluated by management, excludes certain items that are managed at the consolidated level, such as distribution and warehousing, impairments and other corporate costs. The following table represents key financial information for each of the Company’s business segments, identifiable by the distinct operations and management of each: Retail, Franchising, and Manufacturing/Wholesale. The Retail segment includes the Company’s corporate store operations in the United States and Canada. The Franchise segment represents the Company’s franchise operations, both domestically and internationally. The Manufacturing/Wholesale segment represents the Company’s manufacturing operations in South Carolina and Australia and the wholesale sales business. This segment supplies the Retail and Franchise segments, along with various third parties, with finished products for sale. The Warehousing and Distribution costs, Corporate costs, and Other Unallocated Costs represent the Company’s administrative expenses. The accounting policies

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
of the segments are the same as those described in “Basis of Presentation and Summary of Significant Accounting Policies”, which is included in the Form 10-K.

	Three Months Ended
	March 31,

	2004	2005

Revenues:
Retail	$279,641	$255,252
Franchise	64,138	52,627
Manufacturing/Wholesale:
Intersegment(1)	47,546	55,495
Third Party	28,776	28,556

Sub total Manufacturing/ Wholesale	76,322	84,051
Sub total segment revenues	420,101	391,930
Intersegment elimination(1)	(47,546)	(55,495)

Total revenues	372,555	336,435
Operating income:
Retail	35,395	17,906
Franchise(2)	17,122	13,343
Manufacturing/Wholesale	8,186	12,059
Unallocated corporate and other costs:
Warehousing & distribution costs	(12,705)	(12,659)
Corporate costs	(13,833)	(12,802)

Sub total unallocated corporate and other costs	(26,538)	(25,461)

Total operating income	34,165	17,847
Interest expense, net	8,653	13,471

Income before income taxes	25,512	4,376
Income tax expense	9,279	1,581

Net income	$16,233	$2,795

Total assets:
Retail	$458,208	$431,263
Franchise	336,017	310,630
Manufacturing/Wholesale	142,463	145,319
Corp/Other	131,625	146,444

Total assets	$1,068,313	$1,033,656

(1)	Intersegment revenues are eliminated from consolidated revenue.

(2)	Franchise operating income for the three months ended March 31, 2005 includes $2.5 million of income, which related to recognition of transaction fee income on the transfer of our Australian franchise.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 9.	Supplemental Guarantor Information
      As of March 31, 2005, the Company’s debt includes its senior credit facility, its Senior Notes and its Senior Subordinated Notes. The senior credit facility has been guaranteed by our Parent and its domestic subsidiaries. The Senior Notes are general unsecured obligations of the Company and rank secondary to the Company’s senior credit facility and are senior in right of payment to all existing and future subordinated obligations of the Company, including the Company’s Senior Subordinated Notes. The Senior Notes are unconditionally guaranteed by all of the Company’s existing and future material domestic subsidiaries. The Senior Subordinated Notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company’s domestic subsidiaries and rank secondary to the Company’s senior credit facility. Guarantor subsidiaries include the Company’s direct and indirect domestic subsidiaries as of the respective balance sheet dates. Non-guarantor subsidiaries include the remaining direct and indirect foreign subsidiaries. The subsidiary guarantors are 100% owned by the Company, the guarantees are full and unconditional and joint and several.
      Presented below are condensed consolidated financial statements of the Company, the Company as the Parent/Issuer, and the combined guarantor and non-guarantor subsidiaries for the three months ended March 31, 2005 and 2004. The guarantor and non-guarantor subsidiaries are presented in a combined format as their individual operations are not material to the Company’s consolidated financial statements. Investments in subsidiaries are either consolidated or accounted for under the equity method of accounting. Intercompany balances and transactions have been eliminated.

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Supplemental Condensed Consolidating Balance Sheets

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
March 31, 2005
	(unaudited)
	(In thousands)
Current assets
Cash and cash equivalents	$—	$74,691	$3,074	$—	$77,765
Receivables, net	2,080	67,284	1,144	—	70,508
Intercompany receivables	—	33,538	—	(33,538)	—
Inventories, net	—	278,789	14,582	—	293,371
Other current assets	2,162	43,152	4,090	—	49,404

Total current assets	4,242	497,454	22,890	(33,538)	491,048
Property, plant and equipment, net	—	168,922	21,886	—	190,808
Investment in subsidiaries	790,050	4,520	—	(794,570)	—
Goodwill, net	—	77,643	942	—	78,585
Brands, net	—	209,000	3,000	—	212,000
Other assets	17,727	51,897	371	(8,780)	61,215

Total assets	$812,019	$1,009,436	$49,089	$(836,888)	$1,033,656

Current liabilities
Current liabilities	$9,915	$208,600	$7,188	$—	$225,703
Intercompany payables	16,850	—	16,688	(33,538)	—

Total current liabilities	26,765	208,600	23,876	(33,538)	225,703
Long-term debt	460,923	—	20,693	(8,780)	472,836
Other long-term liabilities	(206)	10,786	—	—	10,580

Total liabilities	487,482	219,386	44,569	(42,318)	709,119
Total stockholder’s equity (deficit)	324,537	790,050	4,520	(794,570)	324,537

Total liabilities and stockholder’s equity (deficit)	$812,019	$1,009,436	$49,089	$(836,888)	$1,033,656

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Supplemental Condensed Consolidating Balance Sheets

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
December 31, 2004
	(In thousands)
Current assets
Cash and cash equivalents	$—	$82,722	$2,439	$—	$85,161
Receivables, net	1,865	66,821	1,327	—	70,013
Intercompany receivables	15,887	16,848	—	(32,735)	—
Inventories, net	—	258,085	14,169	—	272,254
Other current assets	257	45,731	3,920	—	49,908

Total current assets	18,009	470,207	21,855	(32,735)	477,336
Property, plant and equipment, net	—	172,813	22,596	—	195,409
Investment in subsidiaries	784,710	3,951	—	(788,661)	—
Goodwill, net	—	77,643	942	—	78,585
Brands, net	—	209,000	3,000	—	212,000
Other assets	18,336	59,339	373	(8,780)	69,268

Total assets	$821,055	$992,953	$48,766	$(830,176)	$1,032,598

Current liabilities
Current liabilities	$4,333	$182,490	$7,013	$—	$193,836
Intercompany payables	—	15,887	16,848	(32,735)	—

Total current liabilities	4,333	198,377	23,861	(32,735)	193,836
Long-term debt	494,300	—	20,954	(8,780)	506,474
Other long-term liabilities	—	9,866	—	—	9,866

Total liabilities	498,633	208,243	44,815	(41,515)	710,176
Total stockholder’s equity (deficit)	322,422	784,710	3,951	(788,661)	322,422

Total liabilities and stockholder’s equity (deficit)	$821,055	$992,953	$48,766	$(830,176)	$1,032,598

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Supplemental Condensed Consolidating Statements of Operations

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Three Months Ended March 31, 2005
	(Unaudited)
	(In thousands)
Revenue	$—	$322,346	$17,685	$(3,596)	$336,435
Cost of sales, including costs of warehousing, distribution and occupancy	—	220,927	13,125	(3,596)	230,456

Gross profit	—	101,419	4,560	—	105,979
Compensation and related benefits	—	54,321	2,993	—	57,314
Advertising and promotion	—	14,483	118	—	14,601
Other selling, general and administrative	478	17,930	414	—	18,822
Subsidiary (income) expense	(6,022)	(810)	—	6,832	—
Other income	—	(2,510)	(95)	—	(2,605)

Operating income (loss)	5,544	18,005	1,130	(6,832)	17,847
Interest expense, net	4,574	8,571	326	—	13,471

Income (loss) before income taxes	970	9,434	804	(6,832)	4,376
Income tax (benefit) expense	(1,825)	3,412	(6)	—	1,581

Net income (loss)	$2,795	$6,022	$810	$(6,832)	$2,795

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Supplemental Condensed Consolidating Statements of Operations

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Three Months Ended March 31, 2004
	(Unaudited)
	(In thousands)
Revenue	$—	$355,490	$19,344	$(2,279)	$372,555
Cost of sales, including costs of warehousing, distribution and occupancy	—	235,442	13,980	(2,279)	247,143

Gross profit	—	120,048	5,364	—	125,412
Compensation and related benefits	—	58,007	3,093	—	61,100
Advertising and promotion	—	12,452	104	—	12,556
Other selling, general and administrative	394	16,755	635	—	17,784
Subsidiary (income) expense	(16,483)	(1,291)	—	17,774	—
Other income	—	(30)	(163)	—	(193)

Operating income (loss)	16,089	34,155	1,695	(17,774)	34,165
Interest expense, net	—	8,249	404	—	8,653

Income (loss) before income taxes	16,089	25,906	1,291	(17,774)	25,512
Income tax (benefit) expense	(144)	9,423	—	—	9,279

Net income (loss)	$16,233	$16,483	$1,291	$(17,774)	$16,233

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
	Issuer	Subsidiaries	Subsidiaries	Consolidated
Three Months Ended March 31, 2005
	(Unaudited)
	(In thousands)
Net cash provided by operating activities	$4,201	$30,373	$966	$35,540

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	(4,361)	(22)	(4,383)
Investment/distribution	35,245	(35,245)	—	—
Other investing	—	(558)	—	(558)

Net cash provided by (used in) investing activities	35,245	(40,164)	(22)	(4,941)

CASH FLOWS FROM FINANCING ACTIVITIES:
GNC Corporation return of capital from General Nutrition Centers, Inc	(416)	—	—	(416)
Payments on long-term debt — third parties	(185,245)	—	(246)	(185,491)
Proceeds from senior notes issuance	150,000	—	—	150,000
Other financing	(3,785)	1,760	—	(2,025)

Net cash (used in) provided by financing activities	(39,446)	1,760	(246)	(37,932)
Effect of exchange rate on cash	—	—	(63)	(63)

Net (decrease) increase in cash	—	(8,031)	635	(7,396)
Beginning balance, cash	—	82,722	2,439	85,161

Ending balance, cash	$—	$74,691	$3,074	$77,765

GENERAL NUTRITION CENTERS, INC. AND SUBSIDIARIES
SUMMARIZED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Supplemental Condensed Consolidating Statements of Cash Flows

		Combined	Combined
	Parent/	Guarantor	Non-Guarantor
	Issuer	Subsidiaries	Subsidiaries	Consolidated

	(unaudited)
	(in thousands)
Three months ended March 31, 2004
Net cash provided by operating activities	$6,082	$42,034	$330	$48,446
Cash flows from investing activities:
Capital expenditures	—	(5,124)	(218)	(5,342)
Purchase transaction fees	(7,710)	—	—	(7,710)
Investment/distribution	713	(713)	—	—
Other investing	—	(205)	—	(205)

Net cash used in investing activities	(6,997)	(6,042)	(218)	(13,257)
Cash flows from financing activities:
GNC Corporation investment in General Nutrition Centers, Inc.	1,628	—	—	1,628
Other financing	(713)	(839)	(238)	(1,790)

Net cash provided by (used in) financing activities	915	(839)	(238)	(162)
Effect of exchange rate on cash	—	—	(72)	(72)
Net increase (decrease) in cash	—	35,153	(198)	34,955
Beginning balance, cash	—	30,642	2,534	33,176

Ending balance, cash	$—	$65,795	$2,336	$68,131

$150,000,000
General Nutrition Centers, Inc.
8 5/8% Senior Notes
due 2011

PROSPECTUS
May 31, 2005

       Until August 29, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.